FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

Group and Bank

Annual Financial Report

31 December 2015

March 2016

Certification of the Board of Directors

on the financial statements as at 31 December 2015

Certifications of the Board of Directors

Certification by the Chairman of the Board of Directors, the Chief Executive Officer and the Deputy Chief Executive Officer pursuant to Article 4 of Law 3556/07

We, the members of the Board of Directors of National Bank of Greece S.A. certify that to the best of our knowledge:

(1)         The financial statements for the annual period ended 31 December 2015 have been prepared in accordance with the applicable accounting standards and present a true and fair view of the assets, liabilities, equity and results of operations of the Bank and of the companies included in the consolidation.

(2)         The Board of Directors annual report fairly presents the evolution, the performance and the position of the Bank and of the companies included in the consolidation, including the description of the main risks and uncertainties they face.

Athens, 14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE BOD MEMBER

LOUKIA — TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PETROS K. SABATACAKIS

Board of Directors Report

for the period ended 31 December 2015

Board of Directors’ Annual Report

on the consolidated financial statements of National Bank of Greece S.A.

for the financial year 2015

Financial & Macroeconomic environment

International Financial and Macroeconomic environment

The global economic recovery lost steam in 2015, mostly reflecting a recessionary environment in some emerging economies, notably Brazil and Russia, due to inter alia, lower commodity prices. Meanwhile, the gradual transition of the Chinese economy toward a more sustainable, albeit lower, pace of growth continued. Specifically, Chinese real Gross Domestic Product (“GDP”) growth moderated to 6.9% year-over-year (“y-o-y”), from 7.3% y-o-y in 2014. In the United States (“US”), activity remained resilient with real GDP increasing by 2.4% y-o-y, the same pace as in 2014, mainly driven by private consumption amid an improving labour market. In the euro area, the economy continued to recover steadily as domestic demand found support from lower oil prices and improving bank credit conditions amid accommodative monetary policy by the European Central Bank (“ECB”). For 2015, real GDP accelerated to 1.6% y-o-y from 0.9% y-o-y in 2014. Growth in Japan picked up pace supported by the gradual improvement in labour market income and accommodative financial conditions, with real GDP increasing to 0.5% y-o-y in 2015, from 0.0% y-o-y in 2014. As a consequence of the slower growth in emerging markets and the moderate pace of recovery in advanced economies, global growth is expected to decelerate to 3.1% y-o-y in 2015, from 3.4% y-o-y in 2014 (according to International Monetary Fund (“IMF”) World Economic Outlook, January 2016).

Financial market conditions remained constructive during the first half of 2015, as extremely accommodative monetary policies, mainly from the ECB and the Bank of Japan (“BoJ”), initially supported risk appetite. However, global financial markets conditions deteriorated in the second half of 2015 mainly by the unexpected depreciation of the renminbi by the People’s Bank of China (“PBOC”) in August 2015, which intensified concerns vis-à-vis the pace of its growth slowdown. These concerns contributed to a sharp decline in energy and industrial prices that in turn, took its toll on the currencies of commodity exporting economies. Developed markets equity indices edged significantly lower since the beginning of the summer, whereas nominal long-term government bond yields declined in major advanced economies (US, Germany, and Japan) due to renewed deflation concerns that more than offset the first interest-rate increase by the US Federal Reserve (“Fed”).

The beginning of 2016 saw a sudden surge in risk aversion, albeit moderating lately, with equity markets falling significantly (Nikkei225: -11.5%, Eurostoxx50: -9.1%, S&P500: -2.7%, as of 10 March 2016 year-to-date) as the PBOC allowed the renminbi to depreciate further against the US Dollar and concerns were mounting that tighter financial conditions could signal a significant slowing in the US and euro area economy. Alongside rising worries over net interest margins and profitability due to negative deposit rates by the ECB, and more recently, by the BoJ, developed markets banks underperformed with the Stoxx600 banking equity market sector down by 17% year-to-date. At the same time, European bank senior and, mainly, subordinated credit default swap (“CDS”) spreads widened considerably. In an environment of increasing safe-haven demand, nominal long-term government bond yields edged lower. Since the beginning of 2016, the US 10-Year Treasury yield declined by 34 basis points (“bps”) to 1.93% and the German 10-Year Bund yield by 32 bps to 0.31%, while the 10-Year Japanese Government bond yield fell by 28 bps to -0.02%. The prospect of delaying monetary policy normalization by the Fed and expectations that the ECB and the BoJ will expand further their accommodative stance contributed to the yield decline.

Fed increased the target for the federal funds interest rate by 25 bps to 0.25%-0.5% in December 2015, whereas it communicated a gradual and data-dependent tightening path going forward. However, the recent market turmoil and signs of decelerating US growth is expected to keep Fed on hold in the short-term. Moreover, the Fed will continue the policy of reinvesting principal payments and to roll-over maturing Treasuries (USD 1.7 trillion) and agency MBSs (USD 1.7 trillion) thus maintaining an accommodative monetary policy stance. On the other side of the Atlantic, the ECB decided, in January 2015, to expand the eligibility of its asset purchase program in order to include euro-denominated sovereign, agency and European Union “EU” institution bonds, on top of asset-backed securities and covered bank bonds. Under this expanded program, the ECB has started purchasing, effectively from March 2015, €60 billion bonds per month. In March 2016, amid heightened deflationary pressures, the ECB cut its main refinancing rate by 5 bps to 0.0%, its marginal lending facility rate by 5 bps to 0.25% and its deposit rate by 10 bps to -0.4%. In addition, the monthly purchases under the asset purchase program will be expanded to €80 billion until at least March 2017, including also investment grade euro-denominated bonds issued by non-bank corporations. At the same time, the ECB announced a new series of four targeted long-term refinancing operations (“TLTROs”) conducted quarterly between June 2016 and March 2017 with a 4-year maturity in order to revive bank lending toward the private sector (excluding mortgages). Finally, the BoJ continued the aggressive expansion of its balance sheet mainly through purchases of Japanese Government bonds at an annual pace of JPY 80 trillion. In January 2016, the BoJ cut interest rates into negative territory, adopting a three-tiered interest rate structure which determines the amount of banks’ reserves subject to negative rates.

Greece — reasonably resilient under very adverse conditions

The Greek economy has proved resilient in 2015, to a combination of several adverse factors that included: i) heightened uncertainty related to prolonged negotiations with official lenders; ii) an intensifying liquidity squeeze of the public and private sector due to significant external financing shortages and capital flight, which have been compounded by a revival of Grexit scenarios in the second quarter 2015. The effective termination of the Grexit scenario following the agreement on a new Financial Support program for Greece in July 2015 (Source: EU Summit, 12 July 2015) and the activation of the latter in August 2015 (the “Program”) with the disbursement of €13 billion of funding (Source: European Stability Mechanism statement) did not directly translated into an improvement of sentiment as the imposition of capital controls since 29 June, and the announcement of snap elections in September 2015 delayed the transmission of confidence and liquidity effects to the economy.

In this very challenging environment, economic activity expanded by 0.6% in the first half of 2015 and contracted by -1.2% in the second half of 2015, with full year contraction of real GDP of -0.3% (Source: EL.STAT.) being significantly milder than the gloomy forecasts published in the third quarter of 2015 (Source: European Commission, Debt Sustainability Analysis, July 2015) following the imposition of capital controls and the three week bank holiday in July 2015. This resilience reflected, to a significant extent, the fact that capital controls had been anticipated by Greek households and firms, permitting them to pre-emptively draw up contingency plans to cushion their near-term impact (i.e., about €41 billion of domestic private sector deposits had been withdrawn between November 2014 and June 2015, Source: Bank of Greece). Furthermore, it reflected the advanced stage of economic rebalancing in Greece following a painful multi-year economic adjustment, which made it far more resilient to external shocks. Moreover, the upsurge in cashless transactions (an almost 100% increase in terms of value, Source: Hellenic banks Association data) following the imposition of capital controls, has also supported official economic activity — mainly private consumption — prompting a shift of activity from the shadow to the official economy. This shift reflected an increase in demand for goods and services provided by business entities operating in the official economy, in conjunction with increasing compliance by a number of firms formerly operating in the shadow economy, and included a shift in activity to larger enterprises, to the detriment of SMEs. The progress in loosening of capital control restrictions for businesses since August 2015 has ameliorated their negative impact, especially for medium-to-large sized enterprises (Source: NBG, Greece Macro View, October 2015 and February 2016).

Lower oil prices (-36.4% y-o-y in euro terms, Source: Federal Reserve Economic Data - FRED database) have also supported activity by pushing domestic energy prices to low levels -13.9% y-o-y, (Source: EL.STAT), while tourism activity remain solid with arrivals increasing by 7.1% y-o-y in FY:2015, and revenue by 6.0% in FY:2015 (Source: Bank of Greece). Private consumption received significant support from resilient labor market conditions, lower oil prices, higher cashless transactions which had offset a significant part of the uncertainty and liquidity shock (private consumption increased by 0.3% in FY:2015 (Source: EL.STAT.). Nonetheless, increasing fiscal pressure from the back-loaded structure of tax obligations and new fiscal measures implemented in the second half of 2015 (such as the shift of about ⅕ of goods and services to the higher VAT rate of 23% from 13%, in effect since July 2015) are expected to weigh on private consumption in 2016 (Source: NBG, Greece Macro View, February 2016).

Fixed capital formation increased by 0.9% in FY:2015 (Source: EL.STAT.), mainly supported by the resilient momentum of business investment in the first semester of 2015 and higher public investment in the fourth quarter of 2015. In this regard, business investment increased by 3.3% y-o-y in FY:2015, whereas residential construction decreased by 23.3% y-o-y in FY:2015; however, they evidently weakened in the second half of 2015 (-0.7% y-o-y and -26.3% y-o-y, respectively, in the second semester of 2015, Source: EL.STAT.). Similarly, pressures on house price valuations intensified -5.1% in FY:2015 compared with -4.5% in the first half of 2015 (Source: Bank of Greece), with a sizeable supply of unsold houses weighing further on valuations.

Labor market trends remained positive in FY:2015, with employment expanding by 3.2% y-o-y and unemployment declining to a three and a half-year low of 24.0% in December 2015 from 24.9% in June 2015 and 25.9% in January 2015 (Source: EL.STAT). The improved flexibility of the labor market and secondary effects of tourism supported employment in key sectors such as retail-wholesale trade and manufacturing (+7.4% y-o-y and +9.9% y-o-y, respectively, in the third quarter of 2015), with wage earners accounting for almost 100% of new jobs (Source: EL.STAT.).

Consumer Price Index (“CPI”) inflation declined by 1.7% y-o-y, on average, in 2015 on the back of falling energy prices (-13.9% y-o-y in 2015). However, deflationary trends showed a notable deceleration in the second half of 2015 and especially in the fourth quarter of 2015, with CPI declining by 0.6% and core inflation (excluding energy and volatile foods components) increasing by 0.3%, for the first time in three years, mainly due to the inflationary impact of the VAT rate increase since July 2015 (Source: EL.STAT.).

The external balances have improved notably, with the current account heading to a broadly balanced position in FY:2015. The contraction of trade deficit on the back of declining oil and non-oil imports (-9.8% y-o-y in total, Source: EL.STAT.) and solid tourism revenue (+6.0% y-o-y in FY:2015, Source: Bank of Greece) more than compensated for the sharp drop in non-tourism services and income revenue. Capital controls appear to discourage the repatriation of income from business activity abroad (e.g. shipping) and private capital inflows into the country. Non-oil goods exports increased by a healthy +7.6% in FY:2015 (Source: EL.STAT.), in this very challenging environment, supported mainly by higher demand in EU markets.

Fiscal trends showed a notable improvement in the second half of 2015, following a stressed first half of 2015, along with a decline in uncertainty and the imposition of new fiscal measures in July 2015. The State budget primary balance overperformed compared with the revised targets for 2015 (included in the 2016 Government Budget) by 1.5% of GDP (excluding the impact of SMP/ANFA revenue) supported by a pick-up in revenue in the second half of 2015 (an increase in tax revenue of +3.7% y-o-y in the second half of 2015, Source: Ministry of Finance, December 2015) and further spending restraint. According to EU Commission estimates, this overperformance appears sufficient to meet the 2015 Program targets for a small primary deficit of 0.3% despite the deterioration in the financial position of some government entities and the accumulation of new arrears of €1.6 billion in the private sector. The debt-to-GDP ratio is estimated by the EU Commission to reach 179% in 2015 and peak at 185% in 2016 (Source: EU Commission, Winter forecasts, February 2016). These figures are lower than estimates contained in the preliminary debt sustainability analysis (“DSA”) published in July (Source: IMF, Greece: Preliminary Draft Debt Sustainability Analysis, 26 June 2015), since the actual costs of bank recapitalization were only €5.4 billion versus an earmarked envelope of €25 billion (Source: European Stability Mechanism “ESM” December 2015).

The Greek banking system remained in deleveraging mode with the pace of annual contraction in lending to private sector accelerating moderately in the second half of 2015 to 2.0% y-o-y in December 2015, with loans to households contracting by 3.1% y-o-y (compared with a decline of total credit to private sector of 1.7% y-o-y in June 2015). In this vein, corporate credit declined by 1.2% y-o-y in December 2015 compared with -0.7% y-o-y in June 2015 (Source: Bank of Greece).

Total bank deposits have been stabilised since the imposition of capital controls in July 2015 and increased by €1.2 billion in December 2015, supported by a normalization in government spending, which had been partly transmitted to the private sector, inflows of EU funds and favorable seasonal factors. However, total bank deposits remain €46.4 billion lower than their level of December 2014. Accordingly, the Greek banking system’s financing from the Eurosystem decreased to €107.5 billion in December 2015 and by €19.1 billion cumulatively since June 2015, with the Emergency Liquidity Assistance (“ELA”) dependence contracting by €17.9 billion, in this period (Source: Bank of Greece).

After the successful evaluation of Greece’s progress in implementing agreed actions and reforms and the concomitant approval by the Eurogroup and the Board of Governors of the ESM of a new Financial Assistance Facility Agreement (“FFA”) and the related Memorandum of Understanding (“MoU”) with Greece on 19 August 2015, the ESM disbursed the first sub-tranche of €13 billion of the first installment of the Program. This funding has been used for covering budget financing and debt servicing needs of the Hellenic Republic. Moreover, €10 billion of ESM notes, have been made available since August 2015 for bank recapitalization and resolution purposes (Source: ESM, December 2015).

Following the agreement and legislation of two additional sets of prior actions, the Greek government received another €3 billion related to the first Program installment, in two sub-tranches in November and December 2015. This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about €0.5 billion of Government arrears to the domestic private sector (Source: ESM and Ministry of Finance, December 2015).

The completion of the comprehensive assessment of Greek systemic banks on 31 October 2015 identified a system-wide shortfall of €4.4 billion in the baseline scenario and €14.4 billion in the adverse scenario of the stress test. The official sector has participated in the recapitalization through the Hellenic Financial Stability Fund (“HFSF”) with only €5.4 billon — compared with initial estimates of up to €25 billion — with the participation of private investors limiting further the use of earmarked program funding (Source: ESM, December 2015).

As regards, developments in the Greek sovereign bond yields, the intensifying international headwinds since end-2015 and rumors of a delayed completion of the pending first Program review in late-2015 and early 2016 pushed the yields on Greek 10-year sovereign bond yields higher in January-February 2016 (by 143 bps to 10.4% on average, in February 2016), following a steady decline between July and December 2015 (a cumulative fall in 10-year GGB yields of 520 bps) (Source: Bloomberg database).

The above developments resulted in the upgrade of Greek sovereign debt by the main rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015. On 25 September 2015, Moody’s maintained Greece’s sovereign rating at ‘Caa3’ but changed the outlook to stable from negative as it had placed the country’s rating on review for further downgrade since 1 July 2015. Finally, S&P Ratings upgraded Greek debt by one notch to ‘B-’ on 22 January, 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Program as the key determinants of its rating decision (Source: Bloomberg).

The economies and banking sectors of Turkey and South Eastern Europe-5 (“SEE-5”, comprising Albania, Bulgaria, FYROM, Romania, and Serbia) performed well in 2015

There was a broad-based improvement in the macroeconomic picture in Turkey in 2015. Economic activity accelerated, external adjustment gained steam, fiscal consolidation continued, and profitability of the banking sector improved, while inflation accelerated and Foreign Exchange (“FX”) reserves receded.

Economic growth is estimated to have accelerated to 3.8% in 2015 from 2.9% a year earlier, despite strong domestic and global headwinds, including: i) protracted political uncertainty ahead and after the June 2015 general elections, as the inconclusive outcome and the collapse of discussions on the formation of a coalition government led to the call for snap elections in November 2015; ii) increasing security concerns, following the collapse of a two-year ceasefire with the Kurdistan Workers’ Party militant group and the country’s involvement in the war against ISIS; iii) tighter global liquidity conditions ahead of the normalization of the Fed interest rates in late 2015; as well as iv) adverse geopolitical developments, which resulted in reduced trade with some key trading partners (Russia and Iraq). The acceleration was driven by a significant rebound in private domestic demand, with private consumption and private investment rising by 4.5% y-o-y and 4.3% y-o-y, respectively, in the first nine months of 2015 from 1.0% and 0.4% in the same period a year earlier.

The external adjustment continued in 2015, despite the shift of the composition of economic growth towards domestic demand, with the current account deficit moderating to 4.5% of GDP from 5.5% in 2014. Note, however, that the current account deficit would have reached 7.0% of GDP in 2015 had the energy and gold balances not improved. Unsurprisingly, amid lingering domestic and global uncertainty, the quality of capital inflows deteriorated, with unrecorded operations together with a withdrawal from Foreign Exchange (“FX”) reserves covering 66.8% of the current account deficit in 2015. As a result and including valuation effects, FX reserves declined by USD 14.0 billion in 2015 to the still comfortable level of USD 92.9 billion, covering 5.0 months of imports of goods and non-factor services.

Importantly, the fiscal performance improved in 2015, despite an election year, with the fiscal deficit easing to 1.2% of GDP from 1.3% of GDP in 2014, helping the public debt-to-GDP ratio reach a multi-year low of 32.6% — comparing favourably with that calculated by the IMF for “Emerging market and developing economies” (44.4%).

On a negative note, end-year headline inflation stood at a four-year high of 8.8% y-o-y in 2015, surpassing the Central Bank of the Republic of Turkey’s (“CBRT”) target of 5.0% and forecast of 7.9%. This negative performance was driven by a surge in food prices and strong pass-through from weaker TRY. It would have been worse had global oil prices not declined sharply and the CBRT had not kept tight liquidity conditions (the CBRT’s average effective funding rate stood at 8.4% and the past years’ macro-prudential measures, aiming at containing credit activity growth at 15.0%, were maintained).

Against a background of strong economic growth and despite tight liquidity conditions, the Turkish banking sector posted a relatively good performance in 2015. Specifically, the profitability rose by 6.0% to TRY 26.0 billion (€7.9 billion) in 2015. Moreover, the loans +90 days past due-to-total loans ratio inched up to a still very low level, by emerging market standards, of 3.1% at end-2015 from 2.9% at end-2014. Finally, the capital adequacy ratio eased slightly to 15.6% at end-2015 from 16.3% a year ago, well above the statutory threshold of 12.0%.

The performance of the economies and banking sectors of SEE-5 improved across the board in 2015. Indeed, economic activity gained momentum, inflation retreated, fiscal deficit receded, external adjustment continued, and banking sector profitability strengthened.

Real GDP growth is estimated to have accelerated to a seven-year high of 3.2% in 2015 from 2.1% a year earlier, despite a tighter fiscal stance (the fiscal deficit narrowed to 2.2% of GDP in 2015 from 3.0% a year earlier). The acceleration was supported by private consumption and, to a lesser extent, by fixed investment. Stronger real disposable income, reflecting, inter alia, improving labour market conditions and weaker inflation (down to -0.4% y-o-y in 2015 from 0.6% a year earlier) along with favourable global oil prices boosted private consumption, while better absorption of EU funds, especially in Romania and Bulgaria, strengthened further investments.

On another positive note, despite the rebound in domestic private demand, the current account deficit remained at the appropriate low level of 1.6% of GDP for the third successive year in 2015, well below the pre-crisis all-time high of 15.0% of GDP. In fact, a narrowing energy bill offset the negative impact of rebounding non-energy related-imports on the current account. Encouragingly, the quality of financing of the current account deficit remains sound, with non-debt generating foreign direct investments more than covering the current account deficit for the third year in a row in 2015 (172.9%).

Amid a favourable operating environment, the fundamentals and the performance of the SEE-5 banking sector improved in 2015. Indeed, the bottom line rose sharply to an estimated €1.8 billion (annualised) in the first nine months of 2015 from an estimated €0.3 billion (annualised) in the same period a year earlier; underpinned by lower provisions for bad loans, in line with the moderation of the ratio of problematic loans to total gross loans (ranging between 11.7% in FYROM and 22.0% in Serbia at end-September 2015 versus 11.3% in FYROM and 22.8% in Albania at end-2014). Moreover, the capital adequacy ratio strengthened at high levels (ranging between 15.8% in Albania and 22.5% in Bulgaria at end-September 2015 versus 15.7% in FYROM and 21.9% in Bulgaria at end-2014), boding well for a strong rebound in lending activity in the near future, in view of the region’s low penetration rate (loan-to-GDP ratios in SEE-5 ranged between 31.3% and 60.8% at end-2015), especially in the retail segment (retail lending-to-GDP ratios in SEE-5 ranged between 10.7% and 21.6% at end-2015) and adequate liquidity ratios (the SEE-5 average loan-to-deposit ratio eased to 90.0% at end-2015 from 96.0% at end-2014, after having remained above the 100% threshold for eight years).

Anticipated developments (risk and uncertainties)

Looking forward in 2016, the growth rate of the global economy is expected to pick up only gently, mainly underpinned by a milder recession in several emerging market countries. In advanced economies, economic activity is expected to remain broadly on track, mainly due to strong private consumption, a slightly supportive fiscal policy following years of consolidation in most advanced economies, as well as an accommodative monetary policy stance by most major central banks. For 2016, the global economy is expected to advance by 3.4%, from 3.1% in 2015 (according to IMF World Economic Outlook, January 2016).

However, risks to the global economic outlook are tilted to the downside. Specifically, a sharper-than-expected slowdown of the Chinese economy, triggered by ineffective policy efforts to curb excess credit and manage the transition of the economy towards a more balanced growth mix could have negative repercussions on global financial markets. Indeed, financial conditions could tighten further (lower equity prices, wider corporate bond spreads and stronger exchange rates), in the United States and the Euro area and weigh on respective economic growth prospects, if sustained. Specifically, the Euro area economic growth continues to be constrained by a still stubbornly high unemployment rate, as well as elevated private and public debt levels. Thus, adverse geopolitical (refugees crisis) and/or political (Portugal, Spain, the UK referendum) risks —if they were to materialize- could harm business and consumer confidence rapidly and derail the fragile euro area recovery. In the context of rising global risk aversion, emerging markets, particularly those with sizable external imbalances, are exposed, as they could face a sharp reversal in capital flows. Finally, any further escalation of geopolitical tensions in the Middle East and in the Ukraine/Russian clash could adversely affect to global economic prospects.

In 2016, economic activity in Greece will continue to be affected by the downside pressures related to the negative carry on growth from GDP trends in 2015, and the additional fiscal drag from the implementation of new fiscal measures to support the achievement of a targeted primary surplus in Government budget of 0.5% of GDP in 2016 (Source: State Budget 2016). Accordingly, GDP is estimated to decline further (-0.7% y-o-y in FY:2016, in constant prices, EU Commission, Winter Forecast 2016) with the economy returning in positive growth in the second half of 2016 supported by: i) lower energy prices; ii) improving sentiment compared to the previous year; iii) positive tourism and export trends, iv) a gradual normalization of liquidity conditions (reflecting, inter alia, a gradual clearance of government arrears) and v) a further easing of capital controls.

The timely completion of the pending first review of the Program for Greece, in the first months of 2016 is expected to unlock about €5 billion of official funding and contribute to sustainable recovery in economic sentiment and a faster improvement in liquidity conditions especially if compounded by a reinstatement of the ECB waiver on Greece’s financial assets and, eventually, the eligibility in the ECB’s QE — quantitative easing. On the other hand, a significant delay in the completion of the review could give rise to negative confidence and liquidity effects, delay the relaxation of capital controls and exert additional downward pressures on collateral valuations and ultimately create debt servicing tensions for the Hellenic Republic and the private sector, and impose significant downside risks for economic activity.

The macroeconomic outlook and the performance of the banking sector is expected to improve further in SEE-5 in 2016. Real GDP should expand at a faster pace, on the back of stronger domestic demand, supported inter alia by improving labour market conditions, an expansionary fiscal policy, favourable global commodity prices, and a buoyant credit activity. We expect real GDP growth to rise to an 8-year high of 3.6% in 2016 from an estimated  3.2% in 2015. This benign operating environment, along with banks’ improved liquidity and asset quality, should boost the profitability of the banking sector.

There are, however, downside risks to the SEE-5 positive outlook, stemming from renewed political uncertainty and policy slippage, mainly due to a heavy election calendar in 2016 (in Romania: local elections (June) and legislative elections (December); in Bulgaria: presidential elections (October); in Serbia: local elections and legislative elections (April); and in FYROM: legislative elections (April)) and weaker-than-expected economic activity in the region’s main trading partner — the euro area.

2015 Comprehensive Assessment

In accordance with the Euro Summit Statement of 12 July 2015 and ECB Decision of 5 August 2015, the ECB conducted a comprehensive assessment (“CA”) of the four systemic Greek banks. The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

The AQR identified a capital shortfall of €2,337 million, resulting in a stressed CET1 ratio of 8.1% relative to the minimum CET1 ratio threshold set by the, Single Supervisory Mechanism (“SSM”) at 9.5% for the AQR and therefore a capital shortfall of €831 million.

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million. Taking into account the positive impact stemming from the third quarter results, the SSM reduced the capital needs under both the adverse and the baseline scenarios by €120 million. Consequently, the capital shortfall for the baseline scenario has been reduced to €1,456 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30-month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014 (“2014 Restructuring Plan”).

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,482 million after the reduction of €120 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represents NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

The Capital Plan

As noted above, the 2015 Comprehensive Assessment, by taking into account the positive impact of the third quarter results of 2015, identified a €1,456 million Baseline Scenario Shortfall and a €4,482 million Adverse Scenario Shortfall.

To address these capital shortfalls, the Bank undertook a number of capital actions to raise its CET1 capital. These capital actions were set out in a Capital Plan, which has been submitted to the SSM and approved on 13 November 2015.

Actions contemplated by the Capital Plan were required to be completed by 11 December 2015 for the capital created thereby to qualify to address the Baseline Scenario Shortfall or Adverse Scenario Shortfall, as applicable.

The Capital Plan included the following actions that were completed in December 2015 (see 2015 Recapitalisation below):

•                  the Liability Management exercise (“LME”) Offers to eligible holders of seven series of its outstanding debt and capital securities;

•                  the International Offering and;

•                  the Greek Public Offer.

Due to the fact that the above measures in the aggregate did not fully address the Adverse Scenario Shortfall, the Bank applied for State aid (“State Aid”).  As such State Aid was approved and provided to the Bank, the HFSF subscribed for contingent convertible securities (“CoCos”) (in a principal amount equal to 75% of the amount of State Aid provided) and new shares (in respect of the remaining 25%).  Consistent with the EU State aid rules, State Aid was provided after the application of the Burden Sharing Measures (as described below).

Additionally, the Capital Plan includes the sale of the Group’s entire stake in Finansbank (although the sale was not required to be, and the Bank did not expect to be completed by 11 December 2015). On 21 December 2015, Bank’s Board of Directors approved the divestiture to Qatar National Bank (“QNB”) of NBG’s 99.81% stake in Finansbank A.Ş. together with other minor direct and indirect interests (see Sale of Finansbank A.S. to Qatar National Bank S.A.Q. below).

2015 Recapitalisation

In the context of the implementation of the Capital Plan, as stated above, on 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved:

a) the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309,

b) the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses, and

c) the share capital increase by €4,482 million in the context of recapitalization of the banks pursuant to the provisions of Greek Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through In-Cash Contribution and/or In-Kind Contribution including the issuance of a convertible bond loan through the issuance of unsecured, perpetual and subordinated bonds, contingently convertible into ordinary shares of the Bank.

On 9 December 2015 the Bank’s Board of Directors confirmed that the total share capital increase was partially covered, in accordance with art. 13a of Company Law 2190/1920, i.e. it was covered by €2,192,372,169.30 through the issuance of 7,307,907,231 new shares. In the same meeting the Bank’s Board of Directors further certified that the aforementioned partial coverage is divided as follows:

A.            increase by the amount of €457,455,543.30 that was covered in cash by issuing 1,524,851,811 new shares in the context of the International Offering;

B.            increase by the amount of €299,955,738.30 that was covered in cash by issuing 999,852,461 new shares in the context of the Greek Public Offer,

C.            increase by the amount of €694,906,185 that was covered in cash by the participants in the LME offering— Securities Exchange Offer and issuing thereby 2,316,353,950 new shares,

D.            increase by the amount of €63,593,954.70 that was covered by contribution in kind that entailed the mandatory conversion to new shares of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015 and the issuance thereunder in favour of the relevant beneficiaries of the aforementioned liabilities (excluding the beneficiaries of the preference shares of the Bank existing at that time) of 211,979,849 new shares;

E.             increase by the amount of €676,460,748 that was covered by the HFSF contributing to the Bank notes of the European Stability Mechanism (the ESM Notes) and issuing 2,254,869,160  New Shares, in accordance with art. 7 of Greek Law 3864/2010 and Cabinet Act no 36/2.11.2015.

It should also be noted that due to the issuance of Cabinet Act no 45/7.12.2015 all of the Bank’s preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of Greek law 3864/2010) to 1,603,700,987 common shares of the Bank. More specifically, all the outstanding non-cumulative, non-voting, redeemable preference US shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares and all the 270,000,000 outstanding preference shares issued in favour of the Hellenic Republic, in accordance with the Greek Law 3723/2008 were converted into 1,305,000,000 ordinary shares.

Furthermore, the Bank’s Board of Directors in its meeting on 8 December 2015, decided, acting within the context of the relevant decision of the 17 November 2015 Extraordinary General Meeting of the Bank’s shareholders, the issuance of a convertible bond loan of a total amount of €2,029,200,000 by issuing 20,292 contingent convertible bonds, of nominal value and subscription price of €100,000 each, (the COCOs) which were all acquired by the HFSF, in accordance with par. 2 and 5c of Greek Law 3864/2010, Cabinet Act no 36/2015 and Greek Law 3156/2003, each as currently applicable. Following the execution of the relevant Subscription Agreement and the Bond Loan Program concluded between the Bank and the HFSF, the Bank’s Board of Directors in its meeting on 9 December 2015 certified the contribution of ESM Notes valued at €2,029,200,000 that fully covered the amount of the aforementioned bond loan, pursuant to the evaluation of such notes, in accordance with art. 7 par. 3 of Greek Law 3864/2010, as applicable.

Following all the above, if the amount by which the total share capital increase has been partially covered as above, in accordance with the relevant rules of Company Law 2190/1920, is added to the amounts by which the Group’s regulatory capital of Common Equity Tier 1 has been enforced, namely by means of: (a) the mandatory conversion of the Bank’s preference shares of article 4 indent xlvii of the Bank’s Articles of Association, (b) the capital gain deriving from the Securities Exchange Offer and (c) the issuance and full coverage of the COCOs by the HFSF, the resulting total amount is higher than the Bank’s capital shortfall under the Adverse Scenario, in accordance with the relevant decision of the SSM (i.e. €4,482 million).

Sale of Finansbank A.S. to Qatar National Bank S.A.Q.

National Bank of Greece S.A. enters into a definitive agreement with Qatar National Bank S.A.Q. to sell its 99.81% stake in Finansbank A.Ş for total consideration of €2,750 million (the “Transaction”).

On 21 December 2015, Bank’s Board of Directors approved the divestiture to Qatar National Bank of NBG’s 99.81% stake in Finansbank A.Ş. together with other minor direct and indirect interests(1). Furthermore, on 18 January 2016, the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounts to €2,750 million. In addition, QNB will repay upon closing the USD 910 million of subordinated debt that NBG has extended to Finansbank, which is expected to increase the post-closing liquidity position of the NBG group by approximately €3.5 billion.

Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €1,861 million during the period ended 31 December 2015 of which €1,082 million related to the goodwill recognized in the Group’s consolidated financial statements. Furthermore, the Bank recognized an impairment loss on the cost of its investment in Finansbank in its separate financial statements of €1,694 million.

The capital enhancement will pave the way to the repayment (following approval by the SSM of the European Central Bank) of the €2.0 billion State Aid received in the form of ESM bonds in consideration of CoCos issued by NBG on 9 December 2015.

While maintaining its leading liquidity position among Greek banks with a domestic Loan-to-Deposit ratio of 90.1% as of 31 December 2015, NBG intends to utilize the liquidity generated by the transaction to reduce significantly its cost of funding through the repayment of costly Pillar II bonds and the associated reduction of the Bank’s exposure to the ELA.

The sale of Finansbank reaffirms the commitment of NBG’s management to the successful implementation of NBG’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and play a leading role in the country’s economic recovery.

Closing of the Transaction is subject to the approval from: (i) the Banking Regulation and Supervision Agency; (ii) the Qatar Central Bank; (iii) the Turkish Competition Board; (iv) the Turkish Capital Markets Board and (v) the Turkish Treasury.

Sale of NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015. Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Contact Authority, and antitrust and competition authorities. As a result, the investment in Funds qualifies to be classified as a disposal group held for sale on 21 December 2015.

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the period ended 31 December 2015. Furthermore, in 2015 the Bank recognized an impairment loss on the cost of its investment in Funds in its separate financial statements of €131 million.

Financial Results

Superior liquidity position

Group deposits (excluding Turkey, transferred to assets held-for sale and discontinued operations), on an annual basis, decreased by €7.6 billion to €43.0 billion at 31 December 2015 or 15.1% mainly due to the economic turbulence and the uncertainty in the Greek banking sector during the first half of 2015. However, Group deposits increased by 3.5% in the second half of 2015, reflecting mainly the domestic deposit stock increase of €793 million in Q4 and €345 million in the third quarter of 2015. In SE Europe and other counties, deposits were up 5.4% in the second half of 2015 to €6.3 billion (Q4 inflows of €277 million and €49 million in Q3).

As a result, NBG’s best-in-class Loan to Deposit ratio improved further to 90.1% in Greece as at 31 December 2015 (83.4% at 31 December 2014)) and 91.1% at the Group (excluding Turkey) level as at 31 December 2015 (85.1% at 31 December 2014), providing the basis for future credit growth.

Eurosystem funding increased from €14.2 billion at 31 December 2014 by €9.8 billion in 2015 and amounted to €24.0 billion at 31 December 2015 (of which ECB funding €12.5 billion and ELA funding €11.5 billion) due to the significant deposit outflows of €8.4 billion in the first half of 2015. NBG’s funding through ELA is the lowest in the sector, while Eurosystem over assets excluding European Financial Stability Facility (“EFSF”) and ESM bonds and discontinued operations stands at 17.1%. Exposure to costly Pillar II guarantees has already been reduced to €3.8 billion (cash value) compared to €12.3 billion at 30 June 2015 and €7.4 billion at 31 December 2014.  These developments do not take into account the €3.5 billion liquidity impact of the sale of Finansbank expected to be completed within the second quarter of 2016.

Since 31 December 2015(1), ELA funding further declined by €0.6 billion to €10.9 billion (Eurosystem funding: €23.4 billion), with this trend expected to continue throughout the rest of 2016, having a positive impact on net interest income (“NII”). The cash value of excess collateral amounts to €7.7 billion.

(1)  Data as at 10 March 2016.

Sector-best 90 days past due (“dpd”) coverage at the Group level and in Greece

At the Group level (excluding Turkey), 90dpd formation dropped to €868 million in 2015 from €1,010 million in 2014, and to €54 million in the fourth quarter of 2015 from €406 million in the third quarter of 2015, reflecting the sharp decrease in Greece, as 90dpd formation declined to just €86 million in the fourth quarter in 2015 from €406 million the previous quarter. On an annual basis the 90dpd formation in Greece also dropped from €1,030 million in 2014 to €870 million in 2015. This reflects recoveries across the entire product range in the latter half of the fourth quarter of 2015, with 90dpd formation standing at firmly negative territory in December 2015. Encouragingly, this trend continues in early the first quarter of 2016 in the retail book, revealing a pattern of declining delinquency formation.

Group provisions increased to €3,670 million in 2015 from €2,102 million in 2014, reflecting the increased provisions in Greece which reached €3,528 million, bringing the 90dpd coverage ratio to a sector-high of 76.8% in Greece from 60.2% in 2014. (74.6% at the Group level at 31 December 2015, vs 59.3% at 31 December 2014). Domestic Non-performing exposures (“NPE”) coverage increased to 53.4% from 52.4% in the third quarter of 2015 and from 45.0% at 31 December 2014, (52.8% at the Group level, at 31 December 2015, vs 45.2% at 31 December 2014). Domestic provisions reached €671 million in the fourth quarter of 2015 from €232 million in the third quarter of 2015, over and above the residual AQR provision shortfall, as the Bank decided to adopt a more conservative approach further strengthening the balance sheet, in light of the current economic environment.

In SE Europe and other international activities, the 90dpd ratio dropped to 26.8% in the fourth quarter of 2015 from 28.3% the previous quarter and from 27.4% from 2014, on the back of write-offs at United Bulgarian Bank A.D.—Sofia (“UBB”). Coverage increased to 57.4% from 56.3% in the third quarter of 2015 and from 53.2% in 2014.

Profitability

Group

The Group recorded a net loss of €4,227 million for the year 2015, including the loss from discontinuing operations of €1,606 million, compared to net profit €66 million in 2014. The 2015 loss reflects the increased loan provisions of €3,670 million (2014: €2,102 million) and other impairments of €593 million (2014: €421 million).

Greece

During 2015, domestic segment reported a net loss of €3,605 million compared to €1,865 million loss in 2014 mainly due to the increased credit provisions and other impairment charges. However, in the fourth quarter of 2015 domestic core pre-provision profit(2) (“PPI”) recovered sharply to €153 million (up 10.1% q-o-q), after dropping by 10.4% q-o-q in the third quarter of 2015, reflecting early signs of expected NII and fee pick up in 2016. NII amounted to €392 million from €389 million in the third quarter of 2015 on the back of lower deposit costs (-14 bps q-o-q), driven by time deposit repricing (-19bps q-o-q) and deposit mix rebalancing (67.8% weight of lower margin core deposits compared to 52.3% in the fourth quarter of 2014), that counterbalanced a lower lending NII (at €407 million, down 4.5% q-o-q). NII was also aided by the sharp reduction in ELA, funding, albeit only for two weeks in the quarter. The positive impact of the lower ELA dependence will be fully reflected in the first quarter of 2016 and onwards.

Fee income before Pillar II costs rebounded to €51m in the fourth quarter of 2015 (+21.4% q-o-q) on the back of higher corporate lending, brokerage, custody and investment banking related fees. Nevertheless, Pillar II fees remained at high levels (€54 million in the fourth quarter of 2015 from €53 million the previous quarter), bringing the total cost at €197 million in 2015 (€161 million in 2014). The substantial reduction of senior debt guarantees exposure by almost €9 billion since the third quarter of 2015 (nominal value) will reduce annualized expenses to more than half the fourth quarter of 2015 levels in 2016. Including Pillar II costs, net fee income remained in negative territory in the fourth quarter of 2015 (-€3 million from -€10 million in the third quarter of 2015).

In 2015 operating expenses dropped by 2.2% y-o-y to €1,030 million and 38.0% since 2009. Personnel expenses stood at €665 million (-1.0% y-o-y), adding up to a total containment through the crisis of 43.5%.

The Bank recorded net loss of €857 million in the fourth quarter of 2015, negatively affected by high loan loss provisioning charges of €671 million and other impairments(3) of €242 million. The Bank has committed under the 2015 Revised Restructuring Plan approved by to the Directorate General for the Competition of the European Commission (“DG-Comp”) on 4 December 2015, to decrease its Total Full Time Equivalent personnel (“FTEs”) in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Following the above commitment, the Group and the Bank recognized a provision of €118 million as of 31 December 2015.

SE Europe and other countries

During 2015, SE Europe and other countries reported a net gain of €7 million compared to €34 million in 2014 mainly due to the increased loan loss provisions in 2015.

The SE Europe and other countries recorded losses of €34 million in the fourth quarter 2015 against profits of €15 million in the third quarter of 2015, hit by a surge in loan loss provisions (at €68 million from €23 million in the third quarter of 2015)

Capital position

Excluding CoCos and pro-forma for the near completion disposals of Astir Palace Vouliagmenis S.A., NBGI Private Equity Limited and Finansbank A.S., Common Equity Tier 1 (“CET1”) ratio stood at 17.5% (including CoCos, CET1 at 22.7%). On a Basel III fully loaded basis and pro-forma for these divestments, CET1 settles at 16.8%.

(2)  The Group defines “PPI” as “total operating income”, plus the “share of the profit/loss of investments in subsidiaries, joint ventures and associates”, less “administrative expenses” and “depreciation”, with such measures prepared in accordance with IFRS. The Group uses the PPI measure to enhance the comparability of its financial performance between reporting periods by adjusting for items of a non-recurring nature. Not all companies use identical calculations to calculate pre-provision income. These presentations of pre-provision income may not be comparable to other similarly titled measures used by other companies.

(3)  Other domestic impairments include the €106 million capital loss arising from the agreed disposal of NBGI Private Equity Limited, provisions related to investment properties (€68 million), and international subsidiaries (€26 million) and other impairments (€42 million).

Going concern

Liquidity

As a result of the negotiations between the new Greek government and the European Commission, the European Central Bank (“ECB”) and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement regarding Hellenic Republic’s financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of €52.7 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance (“ELA”) to above €125.3 billion in July 2015 from €56.0 billion in December 2014, although such funding obligations declined to €107.5 billion in December 2015.

In part as a response to the substantial contraction in deposits, on 28 June 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until 19 July 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

During the first half of 2015, the structure of the Bank’s liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of €8.4 billion, as well as the non renewal of about €3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank’s counterbalancing capacity. Furthermore, in February 2015, ECB lifted the waiver on accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA. In the height of the liquidity crisis, on 29 June 2015 due to the termination of the negotiations and ECB’s decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on 7 July 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank’s buffer for ELA refinancing. In order to mitigate all the above developments, the Bank’s Eurosystem funding increased in the first half of 2015 by €13.3 billion and reached €27.6 billion as at 30 June 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around €5.5 billion, in order to cover further outflows.

During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by about €3.5 billion and ELA funding decreased by about €6.1 billion. The main driver for these developments was the Bank’s successful share capital increase that was completed in December 2015. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of €2.7 billion of ESM bonds, under the relevant subscription agreement. Additionally, the Bank further reduced its liabilities through the LME, by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank’s liquidity profile was further strengthened by a moderate increase of about €1 billion in its customer deposits and by further deleveraging. In this context, on 31 December 2015, the ECB funding stood at €12.5 billion, while ELA funding was €11.5 billion, amounting to a total exposure to the Eurosystem of €24.0 billion, whereas the Bank’s liquidity buffer stood comfortably at €8.4 billion (cash value), of which €0.1 billion was collateral eligible for funding with the ECB and €8.3 billion was collateral that could be posted in order to draw liquidity from ELA. Total Eurosystem funding amounted to €14.2 billion at 31 December 2014, €20.7 billion at 31 December 2013 and €34.7 billion at 30 June 2012, when it reached the highest amount. Furthermore, as of 10 March 2016, Eurosystem funding has decreased to €23.4 billion, of which €10.9 billion through ELA, while additional financial assets of an estimated cash value €7.7 billion (cash value) were available for further liquidity, of which €0.2 billion was collateral eligible for funding with the ECB and €7.5 billion was collateral that could be posted in order to draw liquidity from ELA.

Macroeconomic developments

In view of the severe economic and financial disturbance that appeared to threat the participation of the country to the European Monetary Union (“EMU”) and the EU, the Greek government officially requested financial assistance from the European Union on 10 July 2015 with a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country’s financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

Indeed, on 19 August 2015 — and following the Eurogroup Statement of 14 August 2015 — the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement (“FFA”) with Greece, as well as adopted a Memorandum of Understanding (“MoU”) with Greece. On 20 August 2015, the first sub-tranche of €13 billion of the new Program (the “Program”) was disbursed for covering budget financing and debt servicing needs of the Hellenic Republic, €10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes. Following the agreement and legislation of two additional sets of prior actions, the Greek government received another €3 billion related to the first Program installment, in two sub-tranches in November and December 2015. This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about €0.5 billion of Government arrears to the domestic private sector (Source: ESM, December 2015 and Ministry of Finance).

The above developments resulted in the upgrade of Greek sovereign debt by the main rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015. On 25 September 2015, Moody’s maintained Greece’s sovereign rating at ‘Caa3’ but changed the outlook to stable from negative as it had placed the country’s rating on review for further downgrade since 1 July 2015. Finally, S&P Ratings upgraded Greek debt by one notch to ‘B-’ on 22 January 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Program as the key determinants of its rating decision (Source: Bloomberg).

As regards, developments in the Greek sovereign bond yields, the intensifying international headwinds since end-2015 and rumors of a delayed completion of the pending first review of the Program in late 2015 and early 2016 pushed the yields on Greek 10-year sovereign bond yields higher in January - February 2016 (by 143 bps to 10.4% on average, in February 2016), following a steady decline between July 2015 and December 2015 (a cumulative fall in 10-year GGB yields of 520 bps) (Source: Bloomberg database).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 December 2015 increased to 14.6% (see Note 4.7). Furthermore, on 13 November 2015 the ECB approved the Bank’s Capital Plan targeted to address the Bank’s capital shortfall under both the Baseline and the Adverse scenarios of the ECB’s 2015 Comprehensive Assessment, as announced on 31 October 2015 (see Note 38). Part of the Capital Plan was the share capital increase completed in December 2015.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) agreement reached between the Institutions and the Hellenic republic in July/August 2015, (c) the Bank’s and the Group’s CET1 ratio of 31 December 2015 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining actions included in the Capital Plan, and in particular the completion of the disposal of Finansbank, expected by 30 June 2016.

Nevertheless, any significant deterioration of the economic environment due to, for example, adverse developments in the completion of the first review of the Program for the financing of the Hellenic Republic, could have a negative impact on the Bank, including its ability to raise funding through ELA, which may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of these material uncertainties depend, among other factors, on the successful completion of the first review of the Program, a solution for the financing needs of the Greek government, and the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem, which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, which was voted by the Greek Parliament on 23 July 2015, implemented in Greek law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a credible set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein. Furthermore, Greek Law 4335/2015 designated the Resolution Leg of Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) as the new National Resolution Fund.

Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

Revised Restructuring Plan approved by the Directorate General for Competition on 4 December 2015

In 2014, the European Commission approved a Restructuring Plan (the 2014 Restructuring Plan) regarding National Bank of Greece as a result of the State aid measures taken in favor of the Bank, after the severe losses it suffered due to its participation in the Private Sector Initiative (“PSI”) agreement. Further to the worsening of the economic climate in Greece during the first semester of 2015 resulting in NBG’s need for new State aid, NBG was required to submit to the Commission a Revised Restructuring Plan.

More particularly, as part of the Program, the Comprehensive Assessment carried out by the SSM for the four systemic Greek banks, announced on 31 October 2015, identified a total capital shortfall under the adverse scenario of €4,482 million for NBG.

NBG succeeded in covering an amount of €1,776 million of its capital needs by private means (existing creditors, through voluntary and mandatory exchange of their notes for new shares, and new investors through international and Greek offerings). The remaining balance of its capital needs amounting to €2,705 million was covered by State Aid through the HFSF in the form of a combination of common shares and contingent convertible capital instruments. On 4 December 2015, the European Commission approved the additional State Aid of €2,705 million to National Bank of Greece under EU state aid rules, on the basis of a Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group. Differentiations to the restructuring plan approved in July 2014 relate to the deepening of the bank’s operational restructuring, some amendments on commitment’s deadlines, as well as a commitment to further dispose of foreign assets.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

i.                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2015: 526).

ii.               Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. It should be noted that the Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary retirement program in 2013, through which approximately 2,500 employees left the Bank. As of 31 December 2015, the domestic FTEs were 12,019.

iii.            Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017 (2015: €1,030 million).

iv.           Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

v.              Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018 (as of 31 December 2015: 90.1%).

vi.           Domestic non-banking activities: NBG will divest from certain domestic non-banking activities.

vii.        Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities.

viii.     Disposal of Private Equity Funds: NBG will proceed with the sale of its Private Equity Funds. The SPA has been signed while the closing of the transaction is expected to close by the first half of 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

i.                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. This process is at an initial stage.

ii.               Sale of Finansbank. NBG will proceed with the sale of 100% of its shareholding in Finansbank. The SPA has been signed while the closing of the transaction is expected by the first half of 2016. Following the closing, NBG will proceed to repay the CoCos, subject to regulatory approval.

Other Commitments refer to the following:

i.                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

ii.               Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

iii.            Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

Events after the reporting period

Refer to the “Sale of NBGI Private Equity Funds” above.

Risk management

The Group operates in a fast growing and changing environment and acknowledges its exposure to banking risks as well as the need for effective risk management. Risk management and control forms an integral part of the Group’s commitment to providing continuously high returns to its shareholders.

Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as our trading, capital markets and settlement activities. The risk of counterparty default is the largest single risk we face. Our credit risk processes are conducted separately by the Bank and each of our subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the Group Risk Control & Architecture Division (“GRCAD”).

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty, as well as the purpose and structure of the credit and its source of repayment.

•                  Credit limits that aggregate in comparable and meaningful manner different types of exposures, at various levels.

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, measurement and monitoring processes, including in particular:

•                  Documented credit risk policies.

•                  Internal risk rating systems.

•                  Information systems and analytical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions.

•                  Periodical and timely remedial actions on deteriorating credits.

•                  Independent, ongoing assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Active credit risk management is achieved through:

•                  The application of appropriate limits for exposures to a particular obligor, a group of associated obligors, obligors that belong in the same economic sector, etc.

•                  The use of credit risk mitigation techniques (such as collaterals and guarantees).

•                  The estimation of risk adjusted pricing for most products and services.

Since 2008, the Bank is following the Internal Ratings Approach (“IRB”) for the calculation of capital charges arising from credit risk in its corporate, SME Retail and mortgage portfolios which exceeds 80% of its risk weighted total loan portfolio on a standalone basis.

Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates. A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolios, as well as from the interest rate exchange traded and over-the-counter (“OTC”) derivative transactions.

More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Another entity that is a significant contributor to market risk in the Group is Finansbank, through its trading and available-for-sale portfolios. Finansbank is mostly exposed to interest rate risk that arises from the positions it retains in Turkish government bonds, denominated mainly in TRY, USD and EUR, and enters into swap transactions either for hedging the interest rate risk of its bond portfolio, or for proprietary trading.

Moreover, Finansbank draws liquidity in US dollars which are then converted into TRY through Cross Currency Interest Rate Swaps, in order to offer loans to its clientele. These Cross Currency Interest Rate Swaps also act as a hedge of the interest rate risk of Finansbank’s instalment loan portfolio.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the ATHEX and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele. In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division.

Foreign exchange risk on a Group level is mainly attributed to the Turkish Lira exposure, due to the investment in Finansbank, whereas the foreign exchange risk undertaken by the rest of the subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market & Operational Risk Management Division (“GMORMD”) at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

The Bank, in order to ensure the efficient management of market risk, calculates the Value at Risk (“VaR”) of its Trading and Available for Sale (“AFS”) portfolios on a daily basis, along with the VaR per risk type. This has been implemented through RiskWatch by Algorithmics (currently IBM). The VaR estimates refer to a 1-day holding period and a 99% confidence interval. The most significant types of market risk to which the Bank is exposed are interest rate, equity and foreign exchange risk.

On a Group level, Finansbank also calculates the VaR of its Trading and AFS portfolios on a daily basis, as well as the VaR per risk type (interest rate, equity and foreign exchange risk). These calculations are based on a 99% confidence interval and 1-day holding period. The engine used for all the calculations is the same as that of the Bank (i.e. RiskWatch).

The Bank has established a framework of VaR limits in order to control and manage more efficiently the risks to which it is exposed. These limits have been determined based on the Risk Appetite framework of the Bank; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity risk, but also to the overall risk of the Bank’s Trading and AFS portfolios. Finansbank has also established a framework of VaR limits, similar to the one that the Bank has in place.

In order to verify the predictive power of the VaR model, which is used for the estimation of market risk, the Bank conducts backtesting on a daily basis. Finansbank also performs back-testing on a daily basis, following a procedure similar to the one that the Bank has established.

The daily VaR estimations refer to “normal” market conditions. However, supplementary analysis is necessary for capturing the potential loss that might arise under extreme and unusual circumstances in the financial markets. Thus, the Bank conducts stress testing on a weekly basis, on both the Trading and Available for Sale portfolios, based on specific scenarios, depending on the type of risk factor (interest rates, stock index prices, exchange rates). Moreover, stress test analysis is performed by Finansbank on its Trading and Banking book, on a monthly basis.

Liquidity Risk

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses.

It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels.

In addition, management receives a liquidity report on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the

Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored, which as of 31 December  2015, stood at 100.5% (excl. Finansbank 91.1%) and 90.1%, on a domestic (Greece) and a Group level respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity pool, the rest of the Group’s subsidiaries maintain a ratio of available funds through repurchase agreements (AFTR) over total deposits at a minimum level of 9%.

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding in the form of repurchase agreements with the ECB and through the ELA mechanism and long term debt. ECB funding is collateralized mainly by EFSF/ESM bonds received from HFSF, whereas ELA funding is collateralized mainly by notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of the Bank’s participation in the Hellenic Republic Bank Support Plan, as well as by Greek government bonds, T-Bills and loans.

During the first half of 2015, the structure of the Bank’s liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of €8.4 billion, as well as the non renewal of about €3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank’s counterbalancing capacity. Furthermore, ECB lifted the waiver on accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA. In the height of the liquidity crisis, on 29 June 2015 due to the termination of the negotiations and ECB’s decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on 7 July 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank’s buffer for ELA refinancing. In order to mitigate all the above developments, the Bank’s Eurosystem funding increased in the first half of 2015 by €13.3 billion and reached €27.6 billion as at 30 June 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around €5.5 billion, in order to cover further outflows.

During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by about €3.6 billion and ELA funding decreased by about €6.1 billion. The main driver for these developments was the Bank’s successful share capital increase that was completed in December 2015. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of €2.7 billion of ESM bonds, under the relevant subscription agreement. Additionally, the Bank further reduced its liabilities through the LME, by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank’s liquidity profile was further strengthened by a moderate increase of about €1 billion in its customer deposits and by further deleveraging. In this context, on 31 December 2015, the ECB funding stood at €12.5 billion, while ELA funding was €11.5 billion, amounting to a total exposure to the Eurosystem of €24.0 billion, whereas the Bank’s liquidity buffer stood comfortably at €8.4 billion (cash value), of which €0.1 billion was collateral eligible for funding with the ECB and €8.3 billion was collateral that could be posted in order to draw liquidity from ELA.

As far as the Group’s subsidiaries are concerned, they are mostly self-funded, except from Banca Romaneasca, which receives around €450 million from the Bank, through interbank transactions.

Counterparty Risk

Counterparty risk for the Group is due to OTC derivative transactions and other interbank secured and unsecured funding transactions and it arises from the obligor’s failure to meet its contractual obligations. For the efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk applies across all of the Group’s subsidiaries.

The estimation of the exposure to each counterparty depends on the type of the financial product. In the case of money market placements, exposure is equal to the face amount of the transaction. In over-the-counter transactions, exposure is calculated based on Credit Equivalent Factors, according to the type of the transaction, its maturity, netting and collateralization.

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

Operational risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group, acknowledging the importance of operational risk, has established and maintained a firm wide and effective, high quality framework for its management, since 2006. Starting in 2009, the management of operational risk throughout the Group is supported by Algorithmic’s OpVar system. The specific software supports the overall operational risk management framework, which consists of the Loss Event Data Collection, the Risk and Controls Self Assessment annual process, the definition and monitoring of Key Risk Indicators, the Structured Scenario Analysis process and the determination and monitoring of Action Plans.

The Bank has adopted the Standardized Approach for the calculation of operational risk regulatory capital requirements, both on a solo and on a consolidated basis. In 2010 the Bank developed an internal model for calculating operational risk capital charges. Since this internal model assesses operational risk deriving from Group-wide operations in a more accurate way, it is used for assessing the “internal capital” required to cover operational risk under the Internal Capital Adequacy Assessment Processs.

Interest rate risk in the banking book

The Group systematically measures and manages the interest rate risk arising from its banking book items through:

•                  The analysis of re-pricing and liquidity gaps arising from its balance sheet structure.

•                  The measurement of economic value of equity and net interest income sensitivity under normal and exceptional changes in interest rates.

Risk related to the recognition of the main part of deferred tax assets as regulatory capital or as an asset

The Group currently includes deferred tax assets (“DTAs”) calculated in accordance with IFRS as adopted by the EU in calculating the Group’s capital and capital adequacy ratios. As at 31 December 2015, the Group DTAs was €5.1 billion, compared to €3.3 billion as at 31 December 2014.

The Bank reviews the carrying amount of its DTAs at each reporting date, and such review may lead to a reduction in the value of the DTAs on the Bank’s statement of financial position, and therefore reduce the value of the DTAs as included in the regulatory capital.

CRD IV (EU Directive 2013/36 and European Parliament Regulation 575/2013) provides that DTAs recognized for IFRS purposes that rely on the future profitability of a credit institution and exceed certain thresholds must be deducted from its CET1 (Common Equity Tier 1) capital. This deduction is implemented gradually until 2024.

The deduction introduced by CRD IV has a significant impact on Greek credit institutions, including the Group. However, as a measure to mitigate the effects of the deduction, article 27A of Greek Law 4172/2013, as amended by paragraph 1 of article 23 of Greek Law 4302/2014 and further amended by article 4 of Greek law 4340/2015 (the “DTC Law”) allows, under certain conditions, credit institutions to convert DTAs arising from Private Sector Initiative (“PSI”) unamortized losses, as well as accumulated provisions and other losses due to credit risk recognized as at 30 June 2015, for IFRS purposes, (the “Eligible DTAs” or “DTCs”) to final and settled claims against the Hellenic Republic (the “Tax Credits”). As at 31 December 2015 Group’s eligible DTAs amounted to €4.9 billion (2014: €3.3 billion). Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as of 30 June 2015. Eligible DTAs may increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses) and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credit that will be converted in that year, in respect of the prior tax year. This new legislation allows credit institutions, including the Group, to treat such Eligible DTAs as not “relying on future profitability” according to CRD IV, and as a result such Eligible DTAs are not deducted from CET1, thereby improving an institution’s capital position.

In April 2015, the European Commission announced that it had sent requests for information to Spain, Italy, Portugal and Greece regarding their treatment of deferred tax credits for financial institutions under national law. Even though the European Commission had not launched a formal investigation, there can be no assurance that the tax provisions implemented by the law as described above, which was fashioned after the Portuguese DTC regulation, will not be challenged by the European Commission as illegal state aid.

If the regulations governing the use of DTCs as part of the Group’s regulatory capital should change, this may affect the Group’s capital base and consequently its capital ratios. As at 31 December 2015, 54.7% of the Group’s CET1 capital was comprised of DTC. Additionally, there can be no assurance that any final interpretation of the amendments described above will not change or that the European Commission will not conclude the treatment of the DTCs under Greek law illegal and as a result Greek credit institutions will ultimately not be allowed to maintain certain DTCs as regulatory capital. If any of these risks materialize, this could have a material adverse effect on the Group’s ability to maintain sufficient regulatory capital, which may in turn require the Group to issue additional instruments qualifying as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have a material adverse effect on the Group’s operating results and financial condition and prospects.

Related party transactions

Based on the existing regulatory framework, the Group must disclose any transaction between the Bank and all its related parties as defined in IAS 24, which took place during the fiscal year. Management’s total compensation, receivables and payables must be also disclosed separately. The following table presents the transactions between the Bank and its subsidiaries, while there are no significant transactions with its associates.

Subsidiaries

(€ million)	Assets	Liabilities	Income	Expenses	Off Balance Sheet (net)
NBG Securities S.A.	—	42	2	1	30
NBG Asset Management Mutual Funds S.A.	1	13	3	—	—
Ethniki Leasing S.A.	578	21	13	1	319
NBG Property Services S.A.	—	1	—	1	—
Pronomiouhos S.A. Genikon Apothikon Hellados	1	14	—	2	—
NBG Greek Fund Ltd	—	6	—	—	—
NBG Bancassurance S.A.	1	2	5	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	55	—	1	—	—
National Bank of Greece (Cyprus) Ltd	140	6	7	1	1
NBG Management Services Ltd	117	—	5	—	—
Stopanska Banka A.D.-Skopje	2	—	1	—	—
United Bulgarian Bank A.D. - Sofia (UBB) (Group)	59	1	2	—	1
NBG International Ltd	—	—	—	—	—
NBG Finance Plc	—	16	—	34	—
Interlease E.A.D., Sofia	—	—	—	—	—
NBG Securities Romania S.A.	—	—	—	—	—
NBG Asset Management Luxembourg S.A.	—	10	—	—	—
Innovative Ventures S.A. (I-Ven)	—	2	—	—	—
NBG Funding Ltd	—	19	—	—	—
Banca Romaneasca S.A.	522	1	4	1	374
Ethniki Hellenic General Insurance S.A.(Group)	50	404	6	20	2
ASTIR Palace Vouliagmenis S.A.	30	5	2	—	2
Grand Hotel Summer Palace S.A.	1	4	—	—	—
NBG Training Center S.A.	1	1	—	3	—
KADMOS S.A.	—	—	—	—	—
DIONYSOS S.A.	1	—	—	—	—
EKTENEPOL Construction Company S.A.	—	—	—	—	—
Mortgage, Touristic PROTYPOS S.A.	—	—	—	—	—
Hellenic Touristic Constructions S.A.	—	—	—	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	4	—	—	—	—
NBGI Private Equity Funds	243	4	—	—	—
NBG International Holdings B.V.	69	1	2	—	—
Finansbank A.S. (Group)	867	3	47	—	—
Vojvodjanska Banka A.D. Novi Sad	22	1	2	—	2
NBG Leasing d.o.o. Belgrade	—	—	—	—	—
NBG Finance (Dollar) Plc	—	19	—	—	—
NBG Finance (Sterling) Plc	—	71	—	1	—
NBG Bank Malta Ltd	49	41	2	11	—
Ethniki Factors S.A.	324	10	11	—	301
NBG Pangaea REIC	10	27	1	68	1,666
Banka NBG Albania Sh.a.	14	—	1	—	—
ASTIR Marina Vouliagmenis S.A.	11	2	1	—	2
Probank M.F.M.C.	—	—	—	—	—
Profinance S.A.	—	1	—	—	—
Probank Leasing S.A.	170	3	7	—	—
Probank Insurance Brokers S.A.	—	1	—	—	—
Total	3,342	752	125	144	2,700

For further details, see Note 45.

The external auditors

The Board of Directors’ Audit Committee reviews the independence of the external auditors (or “auditors”), as well as their relationship with the Group, including monitoring mandates for non-audit services and the amount of audit and non-audit fees paid to the auditors.

Corporate social responsibility

NBG fully recognizes the value of Corporate Social Responsibility (“CSR”) as a key factor in generating sustainable growth for the Group, and has been applying increasingly systematic management techniques in its approach to the concept of Social Responsibility, an issue that has long been high on the Bank’s agenda.

Standing by its commitments, NBG continued in 2015—within the framework of its strategy—its wide ranging community actions, attaining the targets set to promote economic development, support actions designed to foster environmentally friendly growth, further enhance the quality of its workforce, offer even more efficient services to its customers, and contribute, in general, to the community.

Below are listed some of the key CSR actions carried out by the Bank:

•                  With initiatives to facilitate financing of enterprises, professionals and households, as well as measures to provide support to vulnerable social groups, the Bank has contributed to limiting the adverse impact of the financial crisis. Specifically:

•                  In the area of financing Small-Medium Enterprise’s (“SMEs”) (with turnover below €2.5 million), which are having to operate within a harsh economic environment, the Bank, recognizing the difficulties these companies are facing, continued to support healthy enterprises that have been put under strain by the domestic financial crisis, by providing essential liquidity, as well as enterprises facing difficulties in servicing their financial obligations, by offering favorable terms regarding their debts. In addition, NBG continued to support the liquidity of enterprises and subsequently their operation by enabling them to restructure debts that are in an early phase of default, while continuing to offer packages designed to facilitate the repayment of debts in arrears via rescheduling/restructuring. Rescheduling/restructuring of customer debts handled by the Small Business Lending (“SBL”) Division as at 31 December 2015 totaled €560 million. These do not include restructured/rescheduled debts that have in the meantime been transferred to bad debt.

•                  The Bank provided liquidity to SMEs through participation in «Co-funded Schemes» that extended loans/credit at particularly low interest rates and with remarkable results so far through:

•                  The JEREMIE General Entrepreneurship initiative aiming at meeting the needs for working capital of healthy micro, small and medium-size domestic enterprises or at financing the acquisition of fixed assets. Such loans are co-funded 50% by the European Investment Fund via the National Strategic Reference Framework (NSRF) 2007—2013 and 50% by NBG funds.

•                  ETEAN SA funding programs, and specifically:

•                  ACTION Z “TEPIX Business Restarting” aiming at meeting working capital needs of business growth and financing investment plans of micro, small and medium-size enterprises.

•                  Action H “TEPIX - Island Tourism Entrepreneurship” aiming at supporting micro and small enterprises which are active in the tourism sector in the Greek islands.

•                  Total new SME lending under ETEAN SA programs and the JEREMIE initiative in 2015 amounted to €14 million.

•                  In 2015 NBG continued to implement the assistance program for the cross-border commerce of healthy domestic SMEs and MidCap Businesses whose trading partners face problems accepting Greece country risk. This program is backed by the provision of European Investment Bank (“EIB”) guarantees in favor of NBG with selected foreign Correspondent Banks. At the same time, NBG offers to SMEs and freelancers the comprehensive “NBG Sight Account” platform, enabling them to carry out their bank transactions while enjoying a number of privileges and favorable terms.

•                  In addition, the Bank recognizes the dynamic and growth potential of agriculture as a key pillar of the primary sector of the Greek economy. Accordingly, it has been implementing over the last years an expanded action plan to support and develop the agricultural sector, through financing tools and solutions covering the whole range of banking operations. In this context, in 2015, by means of its Contract Farming financing program, farmers and livestock breeders were granted a total of €3 million to cover the production cost of their produce. More than 1,000 producers of agricultural or livestock produce have joined the said program, which is implemented in cooperation with 15 selected food processing or trading businesses of the agricultural and livestock sector.

•                  With a view to optimizing the handling of loans that require special management and providing real support to Greek businesses and the economy in general, NBG set up a number of Corporate Special Assets Divisions. In collaboration with companies that are facing operational and financial problems and are having difficulty paying their dues, the said Divisions seek to formulate effective rescheduling and restructuring programs that help place the companies back on a sustainable trajectory. The Corporate Special Assets Divisions carry out assessment of the firms in question by considering various data such as the viability of the firms, their ability to service their debts, market conditions, competition, the sector of activity and so on. Thereafter, they propose loan rescheduling solutions to the firms in the framework of their financial and operational restructuring efforts. Backed by the operation of these new units, the Bank is pursuing faster and more effective handling of its distressed loans, so as to remove obstacles to growth and development. At 31 December 2015, the total balance of rescheduled customer dues handled by the Corporate Special Assets Division was €1.8 billion.

•                  With a view to creating value for the Bank and its employees through the enhancement of knowledge, competences and experience, 1,009 training sessions were carried out where attendance levels reached 24,241 (of which 6,614 participations concerned in-house training sessions, 641 were run by external providers, and 16,958 in-house e-learning courses and 28 e-learning courses run by external providers) equivalent to 259,490 training man-hours and a total investment of €4 million.

•                  In the context of the implementation of its Environmental Policy and Environmental Management Program in 2015, the Bank also carried out the following actions:

•                  The development of processes/transactions with a view to reducing operating costs, rationalizing printing and saving natural resources (paper) was continued in 2015.

•                  Recycling programs were implemented with the participation of employees. For example 116 tonnes of paper, 4,771 kg of small and large batteries, and approximately 79,3 tonnes of electronic and electrical equipment were recycled. In addition, 1,941.6 kg of low voltage lamps and lighting equipment were recycled through the expansion of recycling across the Bank’s branch network. All these recycling programs were implemented in cooperation with licensed contractors.

•                  As an additional measure aiming at reducing travel and commuting by the Bank’s staff and customers, the Bank continues to expand and upgrade its alternative networks that have been integrated under an umbrella of electronic services (i-bank) that provide round-the-clock services via five state-of-the-art banking services networks: the ATM network, Internet Banking, the APS network, Phone Banking and Mobile Banking. Indeed, in 2015 no less than 236,280 new users signed up for the Bank’s Internet, Phone and Mobile Banking.

•                  Despite the persistent, extremely adverse economic climate the Bank stood by its commitment to social support, implementing in 2015 a sponsorship program amounting to €9 million. The Bank supported a wide range of corporate social responsibility initiatives, both directly and indirectly via its funding of the activities of the NBG Cultural Foundation (MIET) and its Historical Archives. The three core lines of action focused on the Community, Cultural Heritage and Environment. Specifically:

Community

•             SOCIETY

•                  Strengthening of actions to upgrade health services.

•                  Development of social solidarity programs.

•                  Supporting the work of bodies and organizations with distinguished track records in the alleviation of social problems.

•                  Supporting vulnerable social groups and individuals (the elderly, children, individuals with special needs).

•             SCIENCE — RESEARCH — TRAINING

•                  Sponsorship for scholarship programs for bachelor and master’s degrees in Greece and abroad.

•                  Contribution to the enhancement of the education provided and support for educational programs.

•                  Sponsorship for research programs, awards, and support for innovative ideas.

•                  Support for scientific work and promotion of research, predominately in the form of sponsoring scientific meetings (conferences, summer schools, seminars, workshops) covering the entire spectrum of sciences.

•                  Sponsorship for the publication of books and special editions.

•             SPORTS

•                  Continuation of multiannual sponsorship to sports organizations.

Cultural Heritage

•             CULTURE — HISTORY —ART

•                  Sponsoring the preservation and showcasing of the historical and cultural heritage.

•                  Sponsoring the preservation and restoration of monuments, and sponsoring of archaeological excavations.

•                  Sponsorship support for initiatives involving publications of cultural and historical interest.

•                  Supporting actions and events that involve music and the performing arts.

•             MISCELLANEOUS

•                  Support for publications, conferences and other events dealing with investment and financial issues.

Environment

•                 Support for environmental training programs.

•                 Participation in the rehabilitation of ecosystems in regions of Greece devastated by fire.

•                 Contribution to actions designed to support biodiversity.

•                 Support for the work of bodies that are involved in environmental preservation and sustainable development actions.

•                 The Bank, within the scope of its Environmental Policy launched in 2015 the following green banking products, which contribute to environmental protection:

•                  Loan for participation in the “Energy-Saving at Home” program, in collaboration with the National Fund for Entrepreneurship and Development (ETEAN S.A. - former TEMPME), with 383 approvals for 2015, amounting €2 million in total.

•                  “Green Loan”: a loan granted under favorable terms for financing the purchase and installation of energy-saving equipment.

•                  “Photovoltaic Home” loan for the installation of Photovoltaic Systems in homes.

•                  “Estia Green Home”: a loan for the purchase, repair or construction of energy upgraded homes.

•                  DELOS “Green Energy” Mutual Fund.

•                 The Bank participates in the JESSICA Program (Joint European Support for Sustainable Investment in City Areas) by managing the Urban Development Funds of Attica, Western Greece, the Ionian Islands and the Environment through an agreement with the European Investment Bank. The total assets under management for the Program amount to €83 million.

•                 For yet another year the Bank contributed to the country’s efforts to improve its environmental footprint by financing RES projects worth €126 million.

Awards and Distinctions

In recognition of its ongoing endeavor to meet the needs of its customers and shareholders, and to provide full and transparent information on its CSR actions, NBG received a number of important awards and distinctions in 2015.

•        NBG wins “BRAVO “ awards

The “Bravo Sustainability Awards” aim at highlighting and rewarding best practices developed in Greece to promote Sustainable Development, Social Cohesion, the creation of standards of responsible behavior and improvement of the quality of life. NBG submitted its participation files for assessment of its best practices developed in the context of CSR actions. The following actions were evaluated and awarded:

•                  In the BRAVO SOCIETY category, NBG’s multiannual sponsorship program for the construction of a New Surgical Wing at Evangelismos General Hospital;

•                  In the BRAVO MARKET category, NBG’s Ombudsman.

•        Platinum Award in the field of Business Ethics to NBG and award to NBG’s Ombudsman Office by the Hellenic Institute for Business Ethics

After a general review of various of its services, NBG was awarded certification by “EBEN GR”, the Greek Chapter of European Business Ethics in line with the SEE G model for 2015, earning the Platinum Prize for Business Ethics. Notably, NBG is the first Greek bank to get this certification for the second consecutive year and at the same time win this top prize for business ethics. The SEE G model evaluates businesses on the basis of the following key features: Social, Ethics, Environment and Governance, assessing the policies, procedures and systems implemented so as to encourage companies to align themselves with and actively support sustainable development and business responsibility. In the context of this award the Bank’s sponsorship program for the Construction of the New Surgical Wing at Evangelismos General Hospital, Athens, was assessed as a particularly innovative CSR action, and presented to the audience at the award ceremony. In addition, the NBG Ombudsman Office was evaluated as an independent body — for the second consecutive year — and found to meet all required specifications (policies, procedures and systems) enabling it to be certified by “EBEN GR” at the level of Basic Model for Small and Medium Companies for 2015 and to receive the award in the business ethics category.

•        Ethos Sustainability Premier Award 2015

The Gold Award, awarded within the framework of the “9th Ethos Sustainability Forum and Awards 2015”, serves yet again as recognition of NBG’s initiatives to integrate Corporate Social Responsibility in its business strategy, by fostering activities that generate benefit for the community, the environment, its employees, and the market in which it operates. As part of this ceremony, NBG received the Bronze Award in the “2015 CSR Campaign” category for the “Together for Children” program, an action that has now been running successfully for three consecutive years, and takes place three times a year in collaboration with SKAI media corp.

•        Global Business Excellence Awards

With two nominations for CSR actions and following the evaluation of the respective entries, NBG received two important international distinctions:

1.              Global Business Excellence Award for Outstanding HR Initiative for the “NBG + IKY (State Scholarships Foundation): Scholarship Program and Labor 2+2” sponsorship program rolling over several years.

2.              Global Business Excellence Award for Outstanding Community Initiative for the “Construction of a New Surgical Wing at Evangelismos General Hospital” sponsorship program rolling over several years.

The Global Business Excellence Award is one of the world’s key business excellence awards. Winners are selected by independent experts in line with strict criteria for each category and area, focusing on economic outcomes, innovation, labor relations, investments and social benefits.

•        HR Community Awards 2015

In the context of HR Community Awards 2015, the Group Corporate Social Responsibility Division submitted five entry files and, following their assessment, NBG was awarded the following significant distinctions:

•                  Gold award in the “Health and Safety” category

•                  Silver award in the “Balance between Work and Private Life” category

•                  Silver award in the “HR Training and Development” category

•                  Silver award in the “Intranet as an HR Tool” category

•                  Silver award in the “Corporate Social Responsibility” category.

These significant distinctions for NBG’s HR programs confirm once again the consistent and long-lasting dedication of the Bank’s Management and bodies to the principles of social responsibility and respect and recognition for the efforts of its staff in enabling the growth of the organization and the achievement of its targets.

•        Hellenic Responsible Business Awards

These awards were established in 2015 to enable businesses from all Greek market sectors to communicate their CSR strategies and highlight those displaying a high level of responsibility and innovation. In this context, NBG was awarded with the following:

•                  Gold award in the “Corporate Responsibility/Society/Large Corporation” category for the rolling sponsorship program for the Construction of a new Surgical Wing at Evangelismos General Hospital.

•                  Gold award in the “Corporate Responsibility/Training-Scholarships/Large Corporation” category for the rolling sponsorship program for “IKY-NBG 2+2” scholarships.

•                  Silver award in the “Corporate Responsibility/Culture” category for the rolling sponsorship program for the archaeological excavation and restoration works in Ancient Messene.

•        Health and Safety Awards 2015

NBG received the WINNER award in the “Banking” business category for its action “NBG care for the staff’s Health and Safety” and the Gold Award for its action “Mandatory training of NBG staff on First Aid” in the “Training and Awareness initiatives” category.

•        HR Awards 2015

•                  Silver prize in the Effective Use of e-learning category for “Digital Skills Training”.

•                  Silver award in the Best Youth Employment Initiative category for the “IKY-NBG 2+2” program.

•                  Silver award in the Best Apprenticeship/Internship Program category for “NBG’s Summer Post-Graduated Internship Program”.

•                  Bronze award in the Best Internal Use of Academies category for NBG’s specialized training course “Credit Academy”.

•                  Bronze award in the Excellence in Employee Work-Life Balance category for “NBG Actions and Care for balance between Work and Private Life”.

Dividends

There were no distributable funds available by the end of 2014. Therefore, the Annual Ordinary General Meeting of the Bank’s shareholders held on 19 June 2015 took no decision on dividend distribution.

Corporate Governance

Introduction

In accordance with article 43a, section 3(d) of Company Law 2190/1920, as amended, the Bank is obliged to include the Corporate Governance Statement, as a specific part of the annual Board of Directors’ Report. As per the said article, the Bank’s Corporate Governance Statement includes the following sections:

A.                 NBG’s Corporate Governance Code (“CGC”);

B.                 NBG’s Corporate Governance Practices;

C.                 General Meeting of Shareholders and Shareholders’ rights;

D.                 Board of Directors and other management, administrative and supervisory Bodies;

E.                  Internal Control System and Management of Risks.

It is noted that additional information in relation to public offers for acquisitions, as mandated by Article 10 of the European Directive 2004/25/EC, is included in a separate section of the Board of Directors’ Report, namely, the Supplementary Report to the Annual General Meeting of Shareholders.

A.             NBG’S CORPORATE GOVERNANCE CODE

The Bank’s corporate governance framework is aligned with the requirements of Greek and European legislation, the rules of the Hellenic Capital Market Commission (“HCMC”), the Corporate Governance Code, as well as the Bank’s Articles of Association and regulations. Furthermore since 2013, combined with the abovementioned, the specific regulatory framework with the stipulations of the RFA between the Bank and the HFSF, and the obligations of the Bank towards the Monitoring Trustee, which are currently incorporated in the approved by the European Commission Restructuring Plan of the Bank, is applied. Moreover, due to the fact that NBG remains registered with the US Securities and Exchange Commission (“SEC”), the Bank is also subject to US legal and regulatory framework (Sarbanes Oxley Act and SEC rules).

In February 2006, the Bank’s Board of Directors (“the Board”) adopted a directional framework that describes the Bank’s corporate governance structure and policy. This framework was based on international best practices and fosters continuity, consistency and efficiency in the modus operandi of the Board and also the governance of the Bank and the Group. In March 2011, in compliance with the provisions of the corporate governance framework, the Board adopted the Corporate Governance Code of the Bank, which was thereinafter amended in November 2013, with a view to bringing it into line with the RFA between the Bank and the HFSF as well as with the Bank’s obligations towards the Monitoring Trustee and in December 2014 in order to incorporate the changes in the regulatory framework (especially Law 4261/2014, which transposed CRD IV into Greek law), further adopt international best practices, such as the Senior Independent Director, as well as to better reflect the Bank’s organizational structure. In 2015, an annual review and update of the Bank’s Corporate Governance Code and specifically it was amended partly in September 2015. It is noted that a further amendment of the Bank’s Corporate Governance Code is already in about to be launched in compliance with the new provisions of Greek Law 3864/2010 and the updated RFA between the Bank and the HFSF.

The Bank is in compliance with the Corporate Governance Code and provides explanations for any exceptions identified in accordance with Greek Law 3873/2010. Within the context of its Corporate Governance Code, the Bank is in the process of developing a high level Chart of Authorities and Responsibilities of the Management at Group level, which is expected to be adopted by the Board in 2016, along with the relevant software.

In the context of the current Corporate Governance Code, the Board has in place a self-assessment system for its operation, as well as the operation of its Committees based on a methodology, which has been formed and approved by the Corporate Governance and Nomination Committee. Every three years, the assessment of the performance of the Board and its Committees, is carried out in-depth by an external advisor, the selection and monitoring of whom falls within the responsibilities of this Committee. The assessment is carried out with the use of a methodology based on the best practices and includes interviews with the Board members and the use of detailed questionnaires, covering all the activities of the Board and its Committees.

In July 2014 the Corporate Governance and Nomination Committee updated the assessment process of the Board, which covers the Annual self-assessment of the Board’s performance, the annual evaluation of the knowledge, abilities and experience of each Board member, as well as the assessment of the Board by an external advisor.

Furthermore, in 2015, the current composition of the Board was reviewed with respect to the current legal and regulatory framework and particularly to the Greek Law 3016/2002, Greek Law 4261/2014 as well as the RFA between the Bank and the HFSF and the internal regulations of the Bank’s corporate governance. Specifically, a complete analysis of the level of compliance of the Board’s and its Committees’ current composition in connection with the current legal and regulatory framework and particularly to the Greek Law 3016/2002, Greek Law 4261/2014 as well as the RFA between the Bank and the HFSF, was presented to the Corporate Governance and Nomination Committee. The results of this assessment pointed out the current high level of compliance in accordance the abovementioned regulatory framework.

Taking into consideration the amendments of Greek Law 3864/2010 and the revised RFA between the Bank and the HFSF the update of this process is already being launched and is expected to be finalized in the first quarter 2016.

The Corporate Governance Code can be viewed on the Bank’s website: www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

B.             NBG’S CORPORATE GOVERNANCE PRACTICES

In its endeavor to maintain corporate governance excellence and enhance its existing risk management framework, the Bank has adopted the following main corporate governance policies and practices, which are aligned with its activities and ensure the transparency and effectiveness of its operations.

•        Directors’ Nomination Policy

The Directors’ Nomination Policy is based on the Corporate Governance Code and the Corporate Governance & Nominations Committee Charter. In December 2014, the Director’s Nomination Policy has been updated, in order to incorporate the relevant provisions of Law 4261/2014, which transposed into Greek law Directive 2013/36/EU (CRD IV), the Bank of Greece Executive Committee’s Act No.

22/12.7.2013 “Procedures (a) for the authorization of credit institutions in Greece and (b) for the acquisition of a holding in an existing credit institution — Prudential assessment of the liable persons”, as well as international best practices, taking into account the EBA Guidelines on the assessment of the suitability of members of the management body and key function holders (EBA / GL / 2012/06), while it also reaffirms the important role of the Board’s Corporate Governance and Nomination Committee (“CGNC”) and its Chairman in the selection of candidate members for the Bank’s Board. The policy is to be updated in 2016 in the context of the new provisions of Law 3864/2010 and the new Relationship Framework Agreement with the HFSF.

•        Conflict of Interest Policy for Senior Executives

The Conflict of Interest Policy for Senior Executives aims at enhancing the Bank’s Internal Controls System, as well as preventing and managing potential conflicts of interest between the Bank and its Senior Executives, which could potentially have an adverse impact on the reputation and interests of the Bank as well as its clients, shareholders and employees.

Reference of the Conflict of Interest Policy for Senior Executives on the Bank’s website: www.nbg.gr (section: Compliance Division).

•        Connected Borrowers

In alignment with the provisions of the RFA with the HFSF and the contractual obligations that the Bank has undertaken towards the Monitoring Trustee, taking into account the current legal and regulatory framework, the Policy for Connected Borrowers of the Bank and the Group in Greece has been adopted.

The Policy aims to ensure that Connected Borrowers are not treated preferentially in comparison to non-Connected Borrowers, i.e. the same criteria as those stipulated by the relevant Credit Policies of the Bank shall apply for Connected Borrowers. The Policy establishes the basic rules applying in extending credits and in the treatment of forbearance and restructuring requests concerning loans of Connected Borrowers, while monitoring of appropriate implementation of the Policy is facilitated through special functionality that has been developed in the Bank’s system for this purpose.

•        Code of Ethics

The Code of Ethics has been formulated on the basis of the fundamental values that the Bank upholds in its business activities and the provisions of national, European and international legislation and regulations which, accordingly, concern management and employees throughout the Bank and its Group in order to protect the interests of their employees, clientele and shareholders, ensure the proper operation of the financial environment, and maintain and enhance the reliability, solvency and goodwill of the Bank and its Group. The Code was updated in December 2015.

The Code of Ethics is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•        Code of Ethics for Financial Professionals

The Code of Ethics for Financial Professionals aims at preventing situations where conflict of interest may arise where the interests of the Covered Persons are not aligned with those of the Bank and the Group, as well as in the cases of unauthorized disclosure of confidential information obtained or created in connection with the Covered Persons’ duties. Furthermore, it stipulates that the information contained in public announcements and in official reports and documents is complete, accurate, timely and comprehensive, and that all such information is presented in accordance with applicable rules and regulations.

The Code of Ethics for Financial Professionals is available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•        Whistleblowing Policy

The Bank, in compliance with the U.S. legal and regulatory framework and SEC rules as well as the relevant provisions of Bank of Greece Governor’s Act 2577/09.03.2006, as amended, has established a Whistleblowing Policy that sets out procedures for the submission of confidential reports or comments by any party, whether anonymously or not. These reports mainly relate to behaviors employed by the Bank’s and the Group’s executives and employees that raise concerns about irregular or illegal actions related to accounting and auditing matters, which are inconsistent with international practices and regulations. The policy covers also the provisions of Greek Law 4261/2014.

The Audit Committee of the Bank is responsible for the adoption and ongoing monitoring of the implementation of these procedures, which safeguard the confidentiality and anonymity of the received reports or comments.

The Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Contact / Contact Audit Committee), provides the contact information for the submission of confidential reports.

•        Bank and Group Anti-Bribery Policy

The Bank and Group Anti-Bribery Policy aims at further enhancing the current corporate governance procedures of the Bank and Group, and in particular, the current framework that sets out the various rules adopted in order to address bribery issues, as stipulated in the relevant provisions of the Code of Ethics and the Bank’s Labour Regulation.

The Bank’s website www.nbg.gr (section: NBG Group Compliance) provides additional information on the Anti-Bribery Policy.

•        Bank and Group Remuneration Policy

The Bank’s and Group’s Remuneration Policy was amended in 2012 to become fully aligned with the provisions of Bank of Greece Governor’s Act 2650/19.01.2012. Additionally, the new Policy is consistent with Greek Laws 3723/2008 and 3864/2010, the RFA between the Bank and the HFSF and the Bank’s obligations towards the Monitoring Trustee. In any case, remuneration of the Chairman, the Chief Executive Officer (“CEO”) as well as other members of the Board of Directors, the General Managers and their deputies should not exceed the Bank of Greece Governor’s remuneration. Any other type of additional remuneration (bonus) of the aforementioned persons is abolished for the period during which the institution participates in the Recapitalization Plan of Greek Law 3864/2010, and as far as dividend is concerned, the provisions of the Article 1, (par. 3) of the Greek Law 3723/2008 apply proportionally. Additionally, the Bank’s remuneration practices are in compliance with all applicable regulatory framework (especially Greek Law 4261/2014, which transposed European Directive 2013/36/EU (CRD IV)), while also complying with the new Commitments towards the Bank’s Monitoring Trustee. The amendment of the Policy has already been scheduled to be completed within 2016, taking into consideration the developments that have taken place considering the amendments to the RFA between the Bank and the HFSF, the relevant European regulatory framework, as well as based on new regulatory texts, which are expected to be published in 2016.

Information on the Bank and Group Remuneration Policy and general remuneration practices is available on the Bank’s website at www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

•        Corporate Social Responsibility Policy

The Bank has adopted a Corporate Social Responsibility Policy that reflects the keystones of the CSR framework, determines the CSR Action framework for the Bank and the Group and provides guidelines to NBG and its subsidiaries for the delegation of authorities and responsibilities for the planning, implementation and control of these Actions. In 2016 its amendment has been programmed in the context of international best practices and principles.

The CSR policy is posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Social Responsibility / CSR framework).

•        Insurance Cover for members of the Board of Directors of the Group companies

In compliance with the provisions of the CGC, the Bank has entered into a multi-insurance contract in order to cover the civil liability of the Directors and Executives of all the Group entities, the civil liability for claims against the Bank and its subsidiaries arising from negligence, error or oversight by Executives and employees, and damages arising from fraud, including electronic fraud.

C.       GENERAL MEETING OF SHAREHOLDERS AND SHAREHOLDERS’ RIGHTS

The Bank’s Articles of Association (articles 7-17 and 31-36) describe the modus operandi of the General Meeting of Shareholders (“GM”), its key responsibilities and authorities as well as the Shareholders’ rights, taking into consideration especially the provisions of Company Law 2190/1920, Greek Law 3864/2010 and the RFA between the Bank and the HFSF. The Bank’s Articles of Association are available on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Regulations & Principles).

•        General Meeting (“GM”) of Shareholders functioning and responsibilities

The GM is the Bank’s supreme, collective body. Its lawful resolutions are binding to all Shareholders, even to those absent or dissenting. All of the Bank’s Shareholders are entitled to participate in the GM. Shareholders may be represented at the GM by other, duly authorised persons, in line with the applicable provisions of law. Each share entitles the holder to one vote as stipulated by law. The Bank ensures the equal treatment of Shareholders who are in the same position.

The GM is the sole corporate body vested with authority to decide on:

•             amendments to the Bank’s Articles of Association. Such amendments shall be deemed to include share capital increases or decreases, except the share capital increase for which the Board decides as per the relevant legislation and the Articles of Association;

•             election of the members of the Board and the auditors;

•             approval of the Group and the Bank’s annual financial report;

•             appropriation of the annual profits;

•             merger, split-off, transformation, revival, extension of duration or dissolution of the Bank;

•             appointment of liquidators; and

•             any other matter provided for by law.

The provisions of the previous paragraph do not apply to:

a)             capital increases by Board resolution pursuant to paragraphs 1 and 14 of Article 13 of the Company Law 2190/1920 as well as capital increases imposed by provisions of other laws;

b)             amendments to the Articles of Association introduced by the Board under para. 5 of Article 11, pars 2 and 13 of Article 13 and para. 4 of Article 17b of the Company Law 2190/1920;

c)              the election of Directors in replacement of Directors resigned, deceased or having forfeited their office for whatever reason,

in line with the provisions of the Articles of Association pursuant to para. 7 of Article 18 of the Company Law 2190/1920;

d)             the absorption of a company fully owned by another company as per Article 78 of the Company Law 2190/1920; and

e)              the option for distribution of profits or non-mandatory reserves within the current financial year by resolution of the Board, subject to prior GM authorisation.

The GM decides on all Board proposals included in the agenda. It is convened by the Board, or as otherwise provided for by law, regularly at least once a year, always within six months of the end of each financial year. Ordinarily, it is held at the Bank’s registered office or in the region of another municipality within the prefecture where the Bank’s registered office is located. The GM may also be convened extraordinarily whenever deemed necessary, at the discretion of the Board. Moreover, at the auditors’ request, the Board is obliged to convene a GM within ten (10) days as of the date such request was submitted to the Chairman of the Board, determining the agenda thereof as per the auditors’ request. Furthermore, the representative of the HFSF to the Board has the right to convene the GM In line with para.4 of article 7 of Greek Law 3864/2010, as amended by Greek Law 4340/2015 and 4346/2015. The minimum time limits for the calling of the General Assembly is seven days and the deadline for the convocation of the GM that will decide the share capital Increase for the issuance of common shares, convertible bonds or other financial instruments, is ten (10) calendar days. The deadline for the convocation of every repeat or adjourned is reduced to the one third (1/3) of the deadlines stipulated in Company Law 2190/1920, as in force. The previous subparagraph is applied in every GM convened in the context of Greek Law 3864/2010 or related thereto.

The Annual General Meeting (“AGM”) reviews and approves the annual financial report. The AGM elects at least one auditor and one substitute auditor, as specifically provided for under par. 1 of Article 33 of the Articles of Association. Following approval of the annual financial report, the AGM, by special voting, by roll call and as per the Articles of Association, decides on the discharge from personal liability of the Board and the auditors. Discharge is invalid in the cases provided for under Article 22a of the Companies Act 2190/1920. Entitled to participate in the voting process on the discharge are the members of the Board as well as Shareholders - Bank employees only by shares, of which they are holders or as other Shareholders’ representatives, provided that they have received relevant authorization that includes express and specific voting directions.

With the exception of repeated GMs and GMs deemed similar thereto, the GM shall be called at least 20 days before the date set for it. The said 20-day period shall be inclusive of non-business days, but exclusive of the date the invitation is published and the date the GM is held.

The invitation to the GM, including the information provided for by law from time to time, including inter alia the place where the GM is to be held, i.e. the premises along with the exact address, the date and time thereof, the items on the agenda, clearly specified, and the shareholders entitled to participate therein, along with precise instructions as to the method of participation and exercise of the rights thereof in person or by legally authorized proxy or even by distance participation, is displayed in a conspicuous place at the Bank’s Head Office and published as per the legal stipulations. In addition, the Bank, at its own discretion and without being under relevant obligation by law, is also entitled to publish specific invitation to the GM in other media as well. In that case, the publication must be carried out 20 full days before.

Any person appearing as a Shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are being held, as on the record date stipulated in Article 28a.4 of the Company Law 2190/1920, and timely and duly complying with the formalities of Article 28a of the Company Law 2190/1920 and the relevant invitation to the GM and of article 7 of Greek Law 3864/2010in case of a GM that decides the share capital Increase for the issuance of common shares, convertible bonds or other financial instruments as well as every GM convened the context of Greek Law 3864/2010 or related thereto.

Under article 1 of Greek Law 3723/2008, the Bank’s preference shares entitled the representative of their holder (the Hellenic Republic) to attend the Meeting and to exercise its veto right regarding specific matters as per the provisions of art. 1 of Greek Law 3723/2008. This right is still in force also for the period of time for which the collaterals of Hellenic Republic are provided in line with article 2 of Greek Law 3723/2008.The HFSF exercises its voting right in the GM as stipulated in article 7a of Greek Law 3864/2010 and the RFA between the Bank and the HFSF.

The procedure and deadline for submitting the legalization documents of proxies and representatives of the Shareholders are set out in par. 1 to 3 of Article 28a of the Company Law 2190/1920. In particular, shareholder status should be confirmed (e.g. via written certification from HELEX) at the latest by the third (3rd) day prior to the GM. The said deadline shall also apply to Shareholders’ representatives’ or proxies’ legalization documents being deposited at the Bank. Specifically, the shareholder capacity must be in effect during the registration date, as this is defined in the Notice of the General Meeting. Shareholders that have not adhered to the above provisions, may participate in and vote at the GM subject to permission thereof. Shareholders that are legal entities may participate in the GM by up to three (3) representatives each.

Upon relevant decision of the Board, the shareholders may participate in the GM by electronic means without attending the Meeting in person at the place where it is held. In addition, following relevant decision of the Board the shareholders may vote at the GM by distance voting, either by exercising their voting rights by electronic means or by mail, as per the applicable provisions of law.

The annual financial report which incorporates a) the Certifications of the Board of Directors, b) Board of Directors’ Report, c) Supplementary Report, d) Independent Auditor’s Report, e) the financial statements and the notes thereto, f), Summary Financial Data, g) Information required by article 10 of Law 3401/2005 and h) Availability of the Annual Financial Report are available to Shareholders ten (10) days prior to the AGM, upon request.

Twenty-four (24) hours before each GM, a list of the names of the Shareholders entitled to vote thereat, along with each Shareholder’s number of shares and votes, the names of their proxies, where applicable, and the said Shareholders’ and proxies’ addresses is displayed in a conspicuous place at the Bank’s Head Office. The Board includes in the said list all the Shareholders that have adhered to the above provisions. As of the date the invitation to the GM is published until the day the GM is held, the Bank is required to have the information provided under article 27 par. 3 of the Company Law displayed on its corporate website, and to inform the Shareholders through its website of the way the relevant material can be provided in case access to such information via the internet is impossible due to technical reasons. Should a Shareholder or proxy thereof object to the list, such objection may be raised only at the commencement of the GM and prior to the deliberation on the agenda.

The Chairman of the Board provisionally chairs the GM. Should s/he be unable to attend the GM, s/he will be replaced by her/his substitute as per par. 2 of Article 21 of the Articles of Association or by the CEO. Should such substitute be also unable to attend, the GM will be provisionally chaired by the Shareholder that owns the largest number of shares, or by the proxy thereof. Two of the Shareholders or proxies present, designated by the Chairman, act as provisional secretaries. Following the ratification of the list of Shareholders, the GM promptly elects the Chairman and two (2) secretaries, the latter also acting as vote counters.

The GM forms a quorum and validly deliberates on the items on the agenda when Shareholders owning at least 1/5 of the paid-up capital are present or represented thereat. Should there be no such quorum, the GM must reconvene within twenty (20) days as of the date of the meeting that was cancelled, by at least ten (10) full days’ prior invitation to this effect; at such repeat meeting, the GM forms a quorum and validly deliberates on the original agenda irrespective of the portion of the paid-up share capital represented. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided the repeat GM takes place at least (10) full days after the cancelled GM.

Exceptionally, with respect to resolutions concerning:

a)             a change in corporate nationality;

b)             a change in corporate activities;

c)              an increase in Shareholder liability;

d)             a share capital increase, not provided for by the Articles of Association, as per para. 1 and 2 of Article 13 of the Company Law 2190/1920, as amended, or unless imposed by law or implemented through capitalization of reserves;

e)              a decrease in share capital, unless carried out in accordance with par. 6 of Article 16 of the Company Law 2190/1920;

f)               a change in the profit appropriation method;

g)              a corporate merger, split-off, transformation, revival, extension of duration or dissolution;

h)             delegation or renewal of powers to the Board to decide for the share capital increase as per para. 1 of Article 13 of the Company Law 2190/1920, as amended; and

i)                 in any other case provided for by law;

the GM forms quorum and validly deliberates on the agenda when Shareholders representing 2/3 of the paid-up share capital are present or represented thereat. Should no quorum be formed at the first meeting, as described in the preceding paragraph, a first repeat meeting must convene within twenty (20) days as of the first meeting, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/2 of the paid-up share capital is represented thereat. If, again, no quorum is formed, a second repeat meeting must convene within twenty (20) days, with at least ten (10) full days’ prior invitation, and forms quorum and validly deliberates on the original agenda when at least 1/5 of the paid-up share capital is represented thereat. In the event that no quorum is formed, if the place and time of the repeat meetings prescribed by law are specified in the original invitation, no further invitation is required, provided that the repeat GM takes place at least (10) full days after the cancelled GM.

Resolutions are adopted by absolute majority of the votes represented at the GM. Exceptionally; resolutions on items that require increased quorum are adopted by a majority of 2/3 of the votes represented at the GM.

Specifically for the resolutions for the share capital increase mentioned in para. 2 of article 7 of Greek Law 3864/2010, including the resolutions for the issuance contingently convertible bonds or other convertible financial instruments, are taken by the GM, representing at least 1/5 of the paid-up share capital and with absolute majority of the votes represented in the GM. If this is not the case, para. 2 of article 29 of Company Law 2190/1920 is applied.

•                  Minority Rights

The shareholders’ rights of minority are in accordance with the applicable provisions of the Company Law 2190/1920 as amended and also with the relevant Articles of Association.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board is obliged to convene an extraordinary GM setting the date thereof not later than forty-five (45) days as of the date on which the request was submitted to the Chairman of the Board. The request indicates the items on the agenda.

At the request of Shareholders representing 1/20 of the paid-up share capital, the Board shall add to the agenda of the GM that has been convoked additional items, provided the respective request is submitted to the Board at least 15 days prior to the said GM and meets the requirements of Article 31 par.2 of the Articles of Association.

By request of shareholders representing one 1/20 of the paid-up share capital, the Board shall, pursuant to article 27 par.3 of the Company Law 2190/1920, provide shareholders at least 6 days prior to the date of the General Meeting draft resolutions on the items included in the initial or the revised agenda, provided the respective request has been submitted to the Board at least 7 days prior to the date of the General Meeting. The Board is under no obligation to take any of these steps if the content of the respective request by shareholders clearly infringes the law and decent conduct. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the 6 and 7 days that are stipulated above, are reduced to 3 and 4 days respectively.

At the request of Shareholders representing 1/20 of the paid up share capital, the Chairman of the GM shall postpone, only once, decision-making by the GM, whether it is annual or extraordinary, for a new GM to be held on the date indicated in the Shareholders’ request, but not later than thirty (30) days as of the said postponement. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the above 30 days are reduced to 3 days.

The GM held following such postponement, being a continuation of the previous GM, is not subject to publication requirements as regards the invitation to Shareholders, and new Shareholders may also participate therein subject to the provisions of articles 27.2, 28 and 28a of the Company Law 2190/1920.

At the request of Shareholders representing 1/20 of the paid-up share capital, decision-taking on the GM agenda shall be by roll-call.

At the request of any Shareholder filed to the Bank at least five (5) full days before the date of the GM, the Board provides the GM with any such specific information on the Bank’s business as may be requested, insofar as it serves for real assessment of items on the agenda. Specifically for the GMs convened in accordance with article 7 of Greek Law 3864/2010, the above 5 days are reduced to 3 days. The Board may provide a single answer to shareholders’ requests that are of similar content. No such obligation to provide information applies in the event that the said information is already available on the company’s website, particularly in the form of questions and answers. Moreover, at the request of Shareholders representing 1/20 of the paid up share capital, the Board informs the GM, provided it is an annual one, of the amounts paid by the Bank to each Director or the Managers of the Bank over the last two years, and of any benefits received by such persons from the Bank for whatever reason or under any agreement with the Bank. In all of these cases the Board is entitled to decline the provision of the information requested, for good reasons, which are recorded in the minutes. Depending on the circumstances, one such good reason may be the requesting Shareholders’ representation on the Board as per para. 3 or 6 of Article 18 of the Company Law 2190/1920.

At the request of Shareholders representing 1/5 of the paid-up share capital, filed with the Bank at least five (5) full days before the GM, the Board shall provide the GM with information on the current status of corporate affairs and assets. Given the fact that the deadline of at least five (5) full days before the GM of para. 4 of article 39 of Company Law 2190/1920 is applied, especially for the GMs convened in accordance with para.7 of Greek Law 3864/2010 the above deadline of three (3) days will be applicable. The Board may decline to supply the information requested for good reasons, which are recorded in the minutes.

In the cases of subparagraph 5 of par. 6, and of subparagraph 2 of par. 7 of Article 39 of the Bank’s Articles of Association, any dispute as to the validity of the reason for declining to provide the Shareholders with the information requested shall be settled by a judgment rendered by the competent court of the place of the Bank’s registered office. By virtue of the said judgment, the Bank may be required to provide the information it had declined.

Under all circumstances, when requesting shareholders exercise their rights as above, they are required to produce proof of their shareholder capacity and number of shares. A certificate to this effect from the organization where the relevant securities are held or verification of shareholder status through direct electronic link-up between the records held by such organization and the Bank may also serve as such proof.

The Shareholders representing at least 1/20 of the paid-up share capital are entitled to file with the competent court a petition for an audit of the Bank in accordance with the procedure provided for by law. The said audit is ordered if the acts alleged by the petitioners are deemed likely to contravene provisions of the law, or of Articles of Association, or of GM resolutions. Under all circumstances, audit requests as above must be filed within three (3) years of approval of the annual financial statements for the year in which such acts allegedly occurred.

Shareholders representing 1/5 of the paid up share capital may file with the competent court a petition for an audit if the overall corporate performance suggests that the management of corporate affairs has not been based on sound or prudent practices.

Shareholders requesting an audit as above shall provide the court with proof of ownership of the shares entitling them to the audit request.

•                  Other Shareholder Rights

Additional information on the Shareholder rights and their exercise is included in the Supplementary Report for the annual GM, as required by article 4 of Greek Law 3556/2007, which is part of the Bank’s Annual Board of Directors’ Report.

•                  Enhancement of procedures concerning convocation of General Meetings and Shareholder Services

With the purpose of further enhancing procedures relating to convocation of General Meetings of shareholders and Shareholder services, the Bank has proceeded with development of a special application that facilitates carrying out General Meetings of shareholders, and further enhances Shareholder Services and monitoring of the Bank’s Shareholder Register. The new application will enable faster and more efficient provision of information to interested shareholders, more effective monitoring of the Bank’s shareholder structure and automation of monitoring procedures with regards to compliance with the applicable Capital Market regulatory framework, through incorporation of relevant control mechanisms in the Bank’s Shareholder Register.

D.             BOARD OF DIRECTORS AND OTHER MANAGEMENT, ADMINISTRATIVE AND SUPERVISORY BODIES

•                  Board of Directors of the Bank

The Bank is managed by the Board of Directors, which is responsible for ensuring strategic direction, management supervision and adequate control of the Bank, with the ultimate goal of increasing the long-term value of the Bank and protecting the corporate interest at large, in compliance with the current legislation and regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

The Board’s tasks, key responsibilities and authorities are stated specifically in Company Law 2190/1920, Greek Law 4261/2014, EU Regulation 468/2014, Greek Law 3016/2002, Greek Law 3864/2010, as in force, Greek Law 3723/2008 and the RFA between the Bank and the HFSF and as described in detail in the Bank’s Articles of Association and Corporate Governance Code which are available on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Regulations and Principles).

•                  Board of Directors’ Operation

The members of the Board of Directors are elected by the Bank’s General Meeting of Shareholders for a term that cannot exceed three years and ends at the ordinary General Meeting of Shareholders of the year in which such term expires. All members are eligible for re-election. The General Meeting of Shareholders determines each time the exact number of the members of the Board of Directors (the Board of Directors may consist of a minimum of nine (9) up to a maximum of 15 members and must always be an odd number) and its independent members. A representative of the Hellenic Republic, and an HFSF Representative also participate in the Bank’s Board of Directors, in line with Greek Laws 3723/2008 and 3864/2010 respectively, as in force. In accordance with the new RFA between the Bank and the HFSF, a further representative of the HFSF will be appointed as observer (HFSF Observer) to the Board of Directors of the Bank.

The Board of Directors’ members can be revoked anytime by the GM. In the event that a member ceases to participate in the Board of Directors, due to resignation, disease or having forfeited their office for whatever reason, and in case its replacement by deputy members, that have potentially been elected by the GM is impossible, the rest of the members may either temporarily elect another member to cover the unoccupied seat for the period of time that remains until the replaced member’s term of office ends, or may continue the Bank’s management and representation without replacement of the said members, on condition that the remaining members are at least nine. In the event of temporary election of a new member, the election remains in force for the period of time that remains until the replaced member’s term of office ends and fulfillment of the position is announced by the Board of Directors in the following GM, which is able to replace elected members, even in the case where the relevant issue is not included as an item on the GM agenda. In any case, the remaining members, regardless of their number, are able to proceed to convocation of a GM, with the sole purpose of electing a new Board of Directors.

The Board of Directors elects, by absolute majority from its members, the Chairman and the Chief Executive Officer who manages the Bank. Moreover, the Board of Directors may elect one or more Vice Chairmen and Deputy Chief Executive Officers. The Bank constantly monitors developments internationally in the field of corporate governance and adopts best practices and continuously updates its corporate governance framework, in which context, as well as in accordance with the current regulatory framework, it distinguishes the role of the Chairman from that of the Chief Executive Officer.

Constitution of the Board of Directors into a body takes place in its first meeting, which is convoked after every election of Board of Directors’ members by the GM, as well as in each case that the place of the Chairman or the Chief Executive Officer becomes unoccupied for whatever reason. Until the election of a new Chairman or Chief Executive Officer by the Board, the relevant duties are carried out by their Deputies.

The Board of Directors convenes as prescribed by the Greek legislation, the Bank’s Articles of Association and the Corporate Governance Code, as well as according to the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee. The Board is convened (a) by the Chairman, upon invitation send by the Board of Directors Secretary to the Board members at least three (3) business days before the meeting. The invitation shall mention with clarity the items on the Agenda, otherwise decisions cannot be reached unless all Board of Directors’ members are present or represented at the meeting and no member objects to decision-making or (b) by the Chairman or his/her deputy upon request by two (2) members, within seven (7) days from the submission of the written request and including all proposed items on the Agenda to the Chairman or his/her deputy or (c) by the Chairman upon request of the HFSF representative within seven (7) days from the submission of the request to the Chairman. In case the Board of Directors Chairman does not proceed with convocation of the Board upon request of two (2) members or the HFSF representative within the above deadline or does not include in the invitation all proposed items on the Agenda, then the two (2) members or the HFSF representative respectively are able to convene the Board within five (5) days from termination of the above deadline of seven (7) days. The invitation shall be notified to all Board of Directors members.

Any member may request from the Chairman to include one or more items on the Agenda of the next Board meeting. Two (2) or more members may demand from the Chairman to include one or more items on the Agenda of the next Board meeting. The HFSF representative also has the right to include items on the Agenda and, to that end, must send to the Chairman of the Board of Directors in writing the proposed/additional items at least two (2) business days before the meeting. The Chairman of the Board of Directors must include those items on the Agenda of the scheduled Board meeting.

The Board of Directors forms a quorum and validly deliberates when ½ plus one of the Board of Directors members are present or represented at the Board of Directors meeting. The number of members attending shall in any case not be less than five (5). The conditions applying for representation of Board of Directors members and validity of decision-making, are stated in the Bank’s Articles of Association.

In the context of further enhancing the efficient operation of the Board of Directors, in 2015 the Bank proceeded with the acquisition of a special system which supports operation of the Board of Directors. The use of this system is expected to enhance procedures for providing Board of Directors members with appropriate information and notifications, and facilitate exchange of opinions and commenting on issues placed under consideration of the Board of Directors and Board Committees and better monitoring of issues discussed at the level of the Board of Directors and its Committees.

•                  Responsibilities of the Board of Directors

The Board is, indicatively, responsible for:

•             reviewing and approving the strategic direction of the Bank and the Group, including the business plan, the annual budget and the key strategic decisions as well as providing guidance to the Bank’s and the Group’s Management;

•             reviewing the Group’s corporate structure, monitoring its embedded risks and ensuring the cohesiveness and effectiveness of the Group’s corporate governance system;

•             acquiring shareholdings in other banks in Greece or abroad, or divestment thereof;

•             establishing Branches, Agencies, and Representation Offices in Greece and abroad;

•             establishing associations and foundations under Article 108 and participating in companies falling under Article 784 of the Greek Civil Code;

•             approving the Bank’s internal labour regulations;

•             nominating General Managers and other executives of the Bank, as appropriate in line with the applicable framework and accordingly following proposals by the Bank’s responsible bodies;

•             reviewing and approving the Group and the Bank’s annual and interim financial report;

•             issuing Bonds of any type, with the exception of those for which the Bank’s GM is exclusively responsible in accordance with Greek law;

•             approving and reviewing a Code of Ethics for the employees of the Bank and the Group and the Code of Ethics for financial professionals;

•             approving the Bank’s and the Group’s Corporate Social Responsibility (CSR) Policy; and

•             approving and reviewing the NBG Group Remuneration Policy upon decision of its non-executive members, following recommendation by the Human Resources & Remuneration Committee of the Board.

The Bank’s Board is supported by competent Committees, which have been established and operate for this purpose, the operation of which is in accordance with legislation and the regulatory framework, including the provisions of the RFA between the Bank and the HFSF and the obligations of the Bank towards the Monitoring Trustee.

Moreover, pursuant to article 1 of Greek Law 3723/2008, article 10 of Greek Law 3864/2010, and the RFA with the HFSF, the representatives of the Hellenic Republic and the HFSF can, inter alia, veto the decision making process of the Board in relation to dividend appropriation and remuneration of the Chairman of the Board and Board members, the Chief Executive Officer, the Deputy Chief Executive Officer as well as the General Managers and their substitutes.

•                  Directors Nomination

The nomination procedure and the qualification criteria for Directors (excluding the HFSF and Hellenic Republic Representatives) are subject to specific rules that are set out by Greek Laws 4261/2014, 3016/2002, 3864/2010, the Executive Committee Act No 22/12.7.2013 of the Bank of Greece, the EU Regulation 468/2014, the RFA between the Bank and the HFSF, the Bank’s Articles of Association, the Corporate Governance Code and the Directors’ Nomination Policy. Each nominee shall fulfil such criteria that ensure the appropriate governance and guidance of the Bank’s strategy in respect of economic, business and policy issues, so as to insure the required approval of the supervisory authorities in national and European level.

According to para. 1(b) of Article 9 of the Bank’s Articles of Association, the GM is the sole corporate body vested with the authority to decide on the election of the members of the Board of Directors and their substitutes, as well as for the definition of independent non-executive members. Exceptionally, according to the provisions of para. 3 of Article 18 of the Bank’s Articles of Association and para. 7 article 18 of Company Law 2190/1920 on Companies Limited by Shares, in the event that as a result of resignation, death or having forfeited their office for whatever reason a director ceases to be on the Board and his replacement by substitute directors elected by the GM is not feasible, the remaining directors may, either provisionally elect another director to fill the vacancy for the remaining term of office of the director replaced, or continue to manage and represent the Bank without replacing the missing director(s), provided that the number of the remaining directors shall be at least nine.

Moreover, according to Company Law 2190/1920 on Companies Limited by Shares, each shareholder can propose to the GM one candidate for Board of Directors membership and this right (to propose one candidate to the GM), is also given to the Board of Directors. To this end, according to the Bank’s Corporate Governance Code, the Board of Directors, assisted by the Corporate Governance and Nominations Committee (“CGNC”), proposes to the GM candidate Directors on the basis of the Nominations Policy which requires them to meet the “fit and proper” criteria and not have systematic conflict of interests with the Bank. It is not necessary for the Board of Directors to submit a separate proposal for the positions of Chairman of the Board and Chief Executive Officer.

After the election of the new members of the Board of Directors by the GM, the Board of Directors in its first meeting elects its Chairman and the Chief Executive Officer who manages the Bank, by absolute majority among its members. According to the Bank’s Corporate Governance Code, the Bank distinguishes the role of the Chairman of the Board and the role of the Chief Executive Officer. Moreover, the Board of Directors has the authority to elect Vice Chairman(men) and Deputy Chief Executive Officer(s).

In selecting and proposing to the GM potential members of the Board, or in appointing new members in replacement of members who for whatever reason cease to be on the Board, the Board shall endeavor to propose candidates who meet the fit and proper requirements, as set out in the Directors’ Nomination Policy, who do not have any systematic conflict of interest with the Bank and whose nomination ensures that the Board as a collective body presents especially the following basic profile:

•             has in-depth knowledge of the financial industry, counting amongst its members individuals who are or have been active in leadership positions in financial institutions;

•             possesses significant business and professional experience and is socially distinguished, including, among its members, individuals that are serving or have served as Chairmen, CEOs or senior managers of large organizations and have built a reputation that demonstrates the ability to form judgments over important and sensitive matters upon which the Board is called to decide;

•             has a full understanding of the Bank’s client base structure and dynamics, and of the main geographic markets in which the Bank is currently active;

•             has considerable international experience and is able to contribute to NBG’s aspirations in the geographical region in which the Bank is active;

•             has the financial expertise required to provide effective oversight of a diversified financial services Group that operates on an international scale;

•             ensures, as far as possible, an adequate representation of the two genders.

The Bank’s Corporate Governance Code, as well the Nomination policy describe specific suitability criteria that shall be met by candidates as regards professional competencies that are incompatible with the position of Board member at the Bank, criteria concerning independence of non-executive members, participation of candidates in other Boards, as well as other cases that are incompatible with the position of Board member. All the above aim to ensure exceptional composition of the Board of Directors.

Further, the amendment of the Bank’s Corporate Governance Code and the Director’s Nomination Policy, in compliance with the new provisions of Greek Law 3864/2010 and the revised RFA between the Bank and the HFSF, are currently underway and are expected to be completed within the first quarter of 2016.

•                  Evaluation of the Board of Directors and its Committees

According to the Bank’s Corporate Governance Code, the Board of Directors has a self-assessment system to evaluate the effectiveness of its work and the work of its Committees, based on a methodology formulated and approved by the Corporate Governance and Nominations Committee.

Further, the amendment of the Bank’s Corporate Governance Code in compliance with the new provisions of Greek Law 3864/2010 and the revised RFA between the Bank and the HFSF is currently underway and is expected to be completed within the first quarter of 2016.

Finally, according to Greek Law 3864/2010, as amended, the HFSF, with the assistance of an independent advisor, will evaluate the Bank’s corporate governance arrangements. In particular, the evaluation will involve the size, organization, structure, and allocation of tasks and responsibilities within the board and its committees in view of the business needs of the credit institutions. The evaluation will extend also to the individual members of the boards and the committees concerned. The HFSF, with the assistance of the independent advisor, will also determine the criteria for the evaluation of the corporate governance framework and the evaluation of members of the Board and its Committees, in line with the international best practices. Based on that assessment, the HFSF, may make proposals for improvement and modifications of the Bank’s corporate governance framework.

•                  Directors Remuneration

The Board formulates a proposal on the remuneration of its members for the services they provide, which is submitted to the GM. This proposal is formulated in compliance with the applicable regulatory framework and the relevant undertakings of the Bank vis-à-vis the Monitoring Trustee and in line with the Bank’s Remuneration Policy, the regulation of the Human Resources & Remuneration Committee of the Board, as well as industry best practices, in a way that adequately reflects the time and effort the members are expected to contribute to the work of the Board, while at the same time promoting effectiveness of the Board’s operations. The remuneration of the Board’s Chairman, the Chief Executive Officer and the Deputy Chief Executive Officers are determined by non-executive members of the Board.

According to para. 3c of Article 1 of Greek Law 3723/2008 and para. 3b of Article 10 of Greek Law 3864/2010, the representatives of the Hellenic Republic and the HFSF can, inter alia, exercise their veto right in the Board decision making process with regards to the distribution of dividends and the remuneration policy for the Chairman, the Chief Executive Officer, the Deputy Chief Executive Officers and other members of the Board of Directors and the General Managers and Assistant General Managers. According to the Greek banks recapitalization program as amended, it is prohibited for the Bank to award variable remuneration to Board of Directors members, the Chief Executive Officer, the Deputy Chief Executive Officers, General Managers or Assistant General Managers. Compensation of the aforementioned persons shall in no case exceed compensation of the Governor of the Bank of Greece. With regards to executive members of the Board, the Bank has, as mentioned below, adopted a Remuneration Policy which determines their remuneration within the broader context of determining senior executives’ remuneration, and with the aim of promoting meritocracy and creating a culture and mentality of focusing on performance. Furthermore, it is noted that remuneration of Board members is in line with the commitments of the Bank towards the Monitoring Trustee and the RFA between the Bank and the HFSF.

During 2015, no variable remuneration was granted to the Chairman and the executive members of the Board, while the remuneration of non-executive directors does not include bonuses in accordance with the Remuneration Policy of the Bank.

On 19 June 2015, following a proposal by the Board after relevant recommendation of the Board’s Human Resources and Remuneration Committee, the Annual General Meeting of Shareholders approved the remuneration of the members of the Board of Directors of the Bank for financial year 2014, according to para. 2 of Article 24 of Company Law 2190/1920, and determined the remuneration of the Chairman of the Board, the Chief Executive Officer, the Deputy Chief Executive Officers and non-executive Directors until the Annual General Meeting of 2016. Additionally, the Annual General Meeting approved the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit Committee, Corporate Governance & Nominations Committee, Human Resources & Remuneration Committee, Board Risk Committee, and Strategy Committee for financial year 2014, and determined their remuneration until to the AGM of 2016, as per the relevant regulatory framework.

•                  Continuous education and training of Board members

The Bank offers to the new Board members an introductory informative program concerning issues of risk governance, monitoring of the Bank’s business plan, financial and accounting, compliance and corporate governance, Code of Conduct, organizational structure and governance, as well as matters of internal and external audits. Furthermore, the new Board members are provided with informational material that includes the basic rights and obligations of Board members in the Bank. The introductory program includes visits to the main branches of the Bank and Group subsidiaries. The Bank provides all Board members with business training in order to improve the Board’s supervisory level, which are continuous and concern the above customary operational areas of the Bank.

•                  Board of Directors - Structure

Pursuant to the Bank’s participation in the Hellenic Republic Bank Support Plan as per Greek Law 3723/2008, the Hellenic Republic has the right to participate in the Board through the appointment of a representative, who has veto powers on corporate decisions relating to executives and senior management compensation and dividend policy. The Hellenic Republic representative may also influence the Group’s strategic decisions. Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic representative on the Bank’s Board in accordance with the said law, in replacement of Mr. Alexandros Makridis.

Furthermore, pursuant to Greek Law 3864/2010 and the RFA between the Bank and the HFSF, the HFSF appointed Mr. Charalampos Makkas as its representative to the Bank’s Board. The HFSF representative is entitled to participate in the Board Committees and committees which do not solely comprise executive members.

In the context of overseeing the implementation of the restructuring plan of the banking sector, and specifically, the implementation of any other commitments undertaken by the Greek Government relating to the Bank’s operations, Grant Thornton has been appointed as “Monitoring Trustee” with a view to ensuring compliance of the Bank with the aforesaid commitments. More specifically, the Monitoring Trustee is responsible for monitoring the implementation of the commitments concerning an effective internal control system, the implementation of the appropriate credit, deposit and risk management policies, scaling down Government assistance, control over payment of dividends, interest payments and the acquisition of own financial instruments. The Monitoring Trustee does also have access to all the relevant files and records and is entitled to interview credit analysts and risk officers.

The current Board, whose term expires in 2018, constituted into a body on 19 June 2015.

It is noted that, on 26 January 2016, Mr. Andreas Boumis submitted his resignation, whereas during 2015, the following changes took place as regards composition of the Board:

•             Mrs. Alexandra T. Papalexopoulou-Benopoulou submitted her resignation as independent non-executive Board member, on 17 July 2015.

•             Mr. Andreas Boumis was elected as independent non-executive Board member, on 19 June 2015.

•             Mrs. Paula Hadjisotiriou submitted her resignation as executive Board member and Deputy CEO, on 28 May 2015.

•             Mr. Petros Christodoulou submitted his resignation as non-executive Board member, on 30 April 2015.

•             Mrs. Louka T. Katseli was elected as non-executive Chairman of the Board in replacement of Mr Georgios Zanias, who submitted his resignation as non-executive Chairman of the Board, at the meeting of the Board of Directors held on 23 March 2015.

•             Mr. Leonidas Fragkiadakis was elected as Chief Executive Officer in replacement of Mr Alexandros Tourkolias, who submitted his resignation as CEO, at the meeting of the Board of Directors held on 23 March 2015.

•             Mr. Stefanos Vavalides, submitted his resignation as independent non-executive Board member, on 23 March 2015.

•             Mr. Alexandros N. Makridis, submitted his resignation from the Board on 25 February 2015, which was approved by the Minister of Finance on 2 March 2015. In his replacement, Mrs. Angeliki Skandaliari was appointed as the Hellenic Republic’s representative to the Bank’s Board, pursuant to Greek Law 3723/2008, which was published in the Government Gazette on 4 March 2015 (Board of Directors meeting on 23 March 2015).

The following table sets forth the current Board of Directors:

Board of Directors of the Bank

Name	Position in Board	Election Date	End of Term	Profession
Louka P. Katseli	Chair (Non-executive Member)	19 June 2015	2018	Chair of the Board, Economist, Professor at the National Kapodistrian University of Athens

Executive members
Leonidas E. Fragkiadakis	Chief Executive Officer	19 June 2015	2018	Chief Executive Officer
Dimitrios Dimopoulos	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer
Paul Mylonas	Deputy Chief Executive Officer	19 June 2015	2018	Deputy Chief Executive Officer

Non-executive members
Efthymios C. Katsikas	Member	19 June 2015	2018	Employees’ Representative
Stavros A. Koukos	Member	19 June 2015	2018	Employees’ Representative, Chairman of the Federation of Greek Banks Employees (OTOE)
Independent non-executive members

Dimitrios N. Afendoulis	Member	19 June 2015	2018	Economist, Assistant General Manager at the Latsis Group in Greece and Member of the Executive Board of the John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Member	19 June 2015	2018	Chief Executive Officer, Chipita S.A.
Petros K. Sabatacakis	Member	19 June 2015	2018	Economist

Hellenic Republic Representative (Greek Law 3723/2008)
Aggeliki Skandaliari	Member	23 March 2015	2018	Economist
Representative of the Hellenic Financial Stability Fund (Greek Law 3864/2010)
Charalampos A. Makkas	Member	11 June 2012	2018	Economist

Board and Board Committees’ Secretary
Panagiotis A. Dasmanoglou		28 January 2014	2018	Assistant General Manager-Group Chief Compliance and Corporate Governance Officer

During 2015, the Bank’s Board convened twenty seven times in total.

During 2015, the BoD Committees convened forty four times in total.

18.2% (2 out of 11) of the Board Members are women.

A budget exists for the Board and no advisors were hired by the Board for the year 2015.

Directors’ short CVs have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors).

•                  Board Committees

Five Committees have been set up and operate at Board level. Respective charters have been posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees). The Committee’s members are remunerated annually for their participation in each. Furthermore, in the context of Greek Law 3864/2010, as in force, a Board of Directors Committee responsible for monitoring of Non-Performing Loans (“NPL’s”) will be established.

It shall be noted that, an update of the aforementioned Committees’ Charters in line with the new provisions of Greek Law 3864/2010 and the revised RFA between the Bank and the HFSF is in progress and is expected to be completed within the first quarter of 2016.

Board Risk Committee

The Board Risk Committee (“BRC”) was established by Board decision (meeting no. 1308/20.7.06) in accordance with the requirements of Bank of Greece Governor’s Act No. 2577/9.3.2006.

The BRC convenes regularly at least on a monthly basis, as well as extraordinarily, whenever deemed necessary by its Chairman.

During 2015, the BRC convened eleven times. In 2015 the Committee was informed in detail on a regular basis, and consulted, concerning the risk appetite of the Bank, reviewed the Risk Appetite Statement & Metrics for the year 2015, as well as the Risk Strategy of the Group and provided relevant information to the Board of Directors. Furthermore, the Committee approved the Risk Management Report concerning the Internal Capital Adequacy Assessment Process” (ICAAP) 2014, as well as the Internal Liquidity Adequacy Assessment Process (“ILAAP”) 2014 , which were approved by the Board meeting held on 30 April 2015.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, the majority of which (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee. All members should have adequate knowledge and prior experience in banking and financial services, while at least one member as an expert (Mr Sabatacakis and Mr Makkas) should have significant experience in risk and capital management, as well as knowledge of the local and international regulatory framework.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Charter of the Committee available on the Bank’s website at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Human Resources & Remuneration Committee

The Human Resources & Remuneration Committee (“HRRC”) was established by Board decision (meeting no. 1259/ 5.5.2005).

The Committee solely consists of non-executive members of the Board, which are at least three in number, and in their majority (including the Chairman) are independent Board members, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The Committee composition includes members possessing experience in the financial sector, while at least one member possesses significant expertise, skills and professional experience in risk management and audit activities, in order to be able to contribute to the alignment of remuneration with the risk and capital profile of the Bank.

The members and Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee. The Committee members shall be selected on the basis of their competence and experience.

The Committee convenes at least three times a year and keeps minutes of its meetings.

In 2015, the HRRC convened four times. During the year, the HRRC approved the Board of Directors and Board of Directors Committee members’ remuneration for fiscal year 2014 and determined remuneration of the Chairman, the Chief Executive Officer, Deputy Chief Executive Officers and non-executive members of the Board until the General Meeting of 2016. Further, the Committee dealt with the contracts, renewals, promotions and appointments of General Managers and Assistant General Managers of the Bank.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the charter of the Committee posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Corporate Governance & Nominations Committee

The Corporate Governance & Nominations Committee (“CGNC”) was established by Board decision (meeting no. 1259/ 5.5.2005). The Committee is composed of at least three Board members. The members and Chairman of the Committee are elected by the Board of the Bank. All members of the Committee are non-executive Board members, and in their majority independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. They are appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and keeps minutes of its meetings.

In 2015, the CGNC convened seven times. During the year, the Committee updated the Bank’s Corporate Governance Code as regards the procedures for convocation of the Board and its Committees, which was approved by the Board at its meeting held on 24 September 2015. Furthermore, the Committee reviewed the current composition of the Board in line with the existing legal and regulatory framework, especially with Greek Law 3016/2002, 4261/2014 and the RFA between the Bank and the HFSF, as well as in line with the internal regulations of the Bank on corporate governance.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Strategy Committee

The Strategy Committee was established by Board decision (meeting no. 1387/ 29.9.2009). The Committee supports the executive Board members in developing the Group’s strategic options, assists the Board in taking decisions on all issues related to NBG Group strategy and regularly reviews the implementation of the Group’s strategy by the Group’s management team. The Committee is composed of seven members, of which three are independent non-executive Board members. The Chief Executive Officer participates ex officio as a member in the Committee. The Committee is chaired by the Chair of the Board of Directors.

The Committee members are appointed by the Board upon recommendation of its Chairman, who consults with the Corporate Governance & Nominations Committee to this effect. The Committee members shall be selected on the basis of their competence and experience and appointed for a one-year term of office, which can be renewed indefinitely. The Committee convenes at least three times per annum and as regularly as deemed necessary in order for matters to be discussed prior to their assessment by the Board and reports regularly to the Board.

In 2015, the Strategy Committee convened six times. During the year, the Committee was involved in matters such as strategic restructuring, decisions concerning NBG Group companies, and the 2015 budget. Furthermore, the Committee was involved in matters such as organization and management of IT projects, the IT Master Plan, IT projects of subsidiaries, compliance with the Capital Controls framework, and in further designing and project planning. The Committee reviewed and updated the Group’s strategic pillars in connection to the recapitalization of Greek banks in 2015. Lastly, in accordance with current developments, the Committee proceeded with strategic planning of the Management’s next actions.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Audit Committee

The Audit Committee was established in 1999 and operates in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, Law 3693/2008 (article 37) and the Sarbanes-Oxley Act (“SOX”).

The members of the Committee are elected by the GM upon recommendation of the CGNC to the Board Chairman. The Chairman and the Vice Chairman of the Committee are appointed by the Board. The Committee is currently composed of three non-executive Directors, two of whom are independent and one of whom (Mr Petros Sabatacakis) is the financial expert, advisor on issues related to the US Securities and Exchange Commission. The Committee’s members are appointed for a one-year term of office, which can be renewed indefinitely. The Committee employs a specialised consultant who reports directly to the Chairman of the Committee. The Committee convenes regularly at least six times per annum or extraordinarily, whenever deemed necessary, keeps minutes of its meetings and reports to the Board every three months or more frequently if deemed necessary.

The election of the members of the Committee in accordance with the provisions of Greek Law 3693/2008 was carried out by decision of the GM of 19 June 2015, following recommendation by the Board’s Corporate Governance & Nominations Committee and the Board. The members were appointed for a one-year term of office.

During 2015, the Audit Committee convened sixteen times. During the course of the year, the Committee updated its Charter, which was submitted and approved by the Board on 29 January 2015. In June 2015, the Committee reviewed the Annual NBG Group Compliance Report, in accordance with the provisions of the Bank of Greece Governor’s Act No. 2577/2006, while the Audit Committee was also informed about the activities of the Audit Committees of NBG Group subsidiaries, in compliance with the Sarbanes-Oxley Act (“SOX”). Furthermore, the Committee reviewed the quarterly and annual financial statements of the Bank and the Group, monitored on a quarterly basis and evaluated on an annual basis the operations of the NBG Group Internal Audit and Compliance Divisions, and assessed the adequacy of the Internal Control System in line with Bank of Greece Governor’s Act No. 2577/2006. Furthermore, the Committee was informed concerning developments in the International Accounting Standards, the US Securities and Exchange Commission, the PCAOB principles as well as the SOX controls process. The Committee approved the Internal Audit Division Work Programme for 2016. Lastly, the Committee made recommendations to the Board regarding the appointment of the Bank’s external auditors for the annual and semi-annual Financial Statements for the year ended 2015, approved their audit and non-audit fees and had regular meetings with them in order to discuss their audit findings.

Detailed information on the responsibilities, composition and modus operandi of the Committee are included in the Committee’s charter posted on the Bank’s website, at www.nbg.gr (section: The Group / Corporate Governance / Board of Directors / Committees).

Attendance of each member of the Board and the Board Committees’ meetings (times) in 2015 and respective compensation

The table below sets out the attendance of each member of the Board and the Board Committees’ meetings in 2015 as well as the respective compensation.

Name	Board	Audit Committee	Board Risk Committee	HR and Remuneration Committee	Corporate Governance and Nomination Committee	Strategy Committee	Compensation
Chair (Non-Executive member)
Louka P. Katseli (1)	24	—	9	4	4	5	27,450
Georgios P. Zanias	3	—	2		3	1	12,150
Executive members
Leonidas Fragkiadakis(3)	24	—	—	—	—	5	20,925
Dimitrios Dimopoulos	27	—	—	—	—	6	27,000
Paul Mylonas	26	—	—	—	—	6	27,000
Alexandros G. Tourkolias	3	—	—	—	—	1	6,075
Paula Hadjisotiriou(2)	3	—	—	—	—	3	11,250
Non-Executive members
Efthymios C. Katsikas	25	—	—	—	—	—	18,000
Stavros A. Koukos	24	—	—	—	—	—	—
Petros Christodoulou(4)	3		3			1	12,000
Independent Non-Executive members
Dimitrios Afendoulis(5)	26	16	—	4	1	2	43,500
Spyridon I. Theodoropoulos(6)	24	—	—	3	7	3	45,000
Andreas Boumis(7)	21	9	7	—	—	2	21,625
Petros K. Sabatacakis(8)	24	16	8	2	6	4	57,750
Stefanos C. Vavalidis(9)	3	3	2			1	10,125
Alexandra T. Papalexopoulou-Benopoulou(10)	6			2	4	3	24,375
Greek Government Representative
Angeliki I. Skandaliari(11)	26	—	6	—	—	—	17,700
Alexandros N. Makridis	1						4,050
HFSF Representative
Charalampos A. Makkas(12)	27	16	11	4	7	—	54,000

(1) Mrs. Louka Katseli was appointed Chair of the Strategy Committee, member of the Risk Committee and member of the HRRC at the Board of Directors meeting held on 23 March 2015, in replacement of Mr Georgios Zanias who resigned. Furthermore, was appointed member of the CGNC at the Board of Directors meeting held on 26 January 2016.

(2) On 28 May 2015, Mrs Paula Hadjisotiriou submitted her resignation as executive member of the Board of Directors and Deputy CEO as well as member of the Strategy Committee

(3) Mr. Leonidas Fragkiadakis was appointed member of the Strategy Committee at the Board of Directors meeting held on 23 March 2015, in replacement of Mr. Alexandros Tourkolias who resigned.

(4) On 30 April 2015, Mr. Petros Christodoulou submitted his resignation as non-executive member of the Board of Directors and the Board’s Risk Committee and Strategy Committee

(5) Mr Dimitrios Afendoulis was appointed member  Strategy Committee on 30 July 2015 and Chair of the CGNC at the Board of Directors meeting held on 26 January 2016.

(6) Mr Spyridon Theodoropoulos was appointed Chairman of the HRRC Committee at the Board of Directors meeting held on 30 July 2015.

(7) Mr Andreas Boumis was appointed Chairman of the Risk Committee and member of the Audit Committee at the Board of Directors meeting held on 19 June 2015. At the Board of Directors meeting held on 24 September 2015 he was appointed member of the Strategy Committee. Mr Andreas Boumis submitted his resignation as Chairman of the Risk Committee and member of the Audit Committee and Strategy Committee on 26 January 2016.

(8) Mr Petros Sabatacakis was appointed member of the HRRC at the Board of Directors meeting held on 30 July 2015.

(9) On 23 March 2015, Mr Stefanos Vavalidis submitted his resignation as independent non-executive member of the Board of Directors as well as Chairman of the Risk Committee and member of the Audit Committee and Strategy Committee

(10) On 17 July 2015, Mrs Alexandra Papalexopoulou-Benopoulou submitted her resignation as independent non-executive member of the Board of Directors as well as Chair of the HRRC and member of the CGNC and the Strategy Committee

(11) Ms Angeliki Skandaliari attends since 27 March 2015 the CGNC, HRRC, Strategy and Audit Committees, without voting right. She was appointed member of the Risk Committee at the Board of Directors meeting held on 30 July 2015.

(12) Mr Charalampos Makkas was appointed as observer of the Strategy Committee at the Board of Directors held on 30 July 2015.

The Assistant General Manager of Legal Services, Mr. Georgios Triantafillakis, participates at the Board of Directors, without voting right.

As a result of the relationship with the Bank, in 2015, the Chair, the Executive members and the Non-executive members of the Board, received compensation as set out in the table below.

Name	Gross Compensation (in €)
Chair (Non-Executive member)
Louka T. Katseli	202,852
Georgios P. Zanias	65,432
Executive Members
Leonidas Fragkiadakis	275,039
Dimitrios Dimopoulos	254,320
Paul Mylonas	253,125
Alexandros G. Tourkolias	68,831
Paula Hadjisotiriou	115,254
Non-Executive Members
Dimitrios Afendoulis	—
Spyridon I. Theodoropoulos	—
Petros K. Sabatacakis	—
Andreas Boumis	—
Efthymios C. Katsikas	57,038
Stavros A. Koukos	76,332
Petros Christodoulou	—
Stefanos C. Vavalidis	—
Alexandra T. Papalexopoulou-Benopoulou	—
HFSF Representative
Charalampos A. Makkas	—
Greek Government Representative
Angeliki I. Skandaliari	—
Alexandros N. Makridis	—

Additional to the above certain of the above members received early termination payment of total €936 thousand.

In 2015, the above individuals did not receive any additional compensation (bonus).

Ordinary Shares and Warrants Owned by the Board of Directors

Name	Activities	31 December 2015 Number of Ordinary Shares	31 December 2015 Number of Warrants
Louka Katseli	Member of the Board of Directors (Chair)	—	—
Leonidas Fragkiadakis	Member of the Board of Directors (Chief Executive Officer)	170,705	5,585
Dimitrios Dimopoulos	Member of the Board of Directors (Deputy Chief Executive Officer)	35,222	2,307
Paul Mylonas	Member of the Board of Directors (Deputy Chief Executive Officer)	33,416	—
Dimitrios Afendoulis	Member of the Board of Directors	—	—
Spyridon Theodoropoulos	Member of the Board of Directors	—	—
Petros Sabatacakis	Member of the Board of Directors	—	—
Angeliki Skandaliari	Member of the Board of Directors	7,523	244
Charalampos Makkas	Member of the Board of Directors	—	—
Stavros Koukos	Member of the Board of Directors	37	387
Efthymios Katsikas	Member of the Board of Directors	107	1,112
Total		247,010	9,635

•         Management, administrative and supervisory bodies of the Bank

According to the Bank’s Management, the following committees are included in the supervisory, management and administrative bodies of the Bank: 1) the Senior Executive Committee, 2) the ALCO, 3)the Executive Credit Committee, 4) the Disclosure & Transparency Committee, 5) the Provisions and Write-Off Committee, 6) the Crisis Management Committee, 7) the Compliance & Reputational Risk Committee. The committees are composed of non-executive Board members, General Managers and Deputy General Managers of the Bank.

Senior Executive Committee

The Senior Executive Committee was established in 2004 and operates via specific Charter. It is the supreme executive body that supports the Chief Executive Officer of the Bank in his duties. The Senior Executive Committee has strategic and executive powers in regard to the more efficient operation of the Group and the monitoring of the execution of the Bank’s business plan, as well as approval authority that cannot be delegated to other members of the Bank’s management or to other collective bodies of the Bank.

In April 2015 it was determined that the Senior Executive Committee will carry out the activities of the Risk Management Council while as of now has the authority to decide on matters falling within the authority of the Compliance & Reputational Risk Committee, whenever deemed necessary by the Chairman or Deputy Chairman of the Compliance & Reputational Risk Committee.

The Committee is currently comprised of the following members:

Senior Executive Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Damianos Charalampidis	Chief Operating Officer
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Ioannis Kyriakopoulos	Group Chief Financial Officer
Member without voting right	Panagiotis Dasmanoglou	Assistant General Manager- Group Chief Compliance & Corporate Governance Officer
Member without voting right	Georgios Triantafillakis	Assistant General Manager of Legal Services

The Committee is convened by its Chairman and meets regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

At the invitation of its Chairman, it is possible for General Managers as well as other Bank executives to attend the meetings of the Senior Executive Committee, the presence of which is deemed necessary, while in the event of discussion of risk management issues, the Assistant General Manager of Risk Management of the Bank and the Group and Chief Risk Officer participates in the meetings. Furthermore, Mr. Omer Aras, Chairman and Chief Executive Officer of Finansbank is invited every two months so as to inform the Senior Executive Committee on issues related to international activities and Finansbank. Members’ short CVs have been posted on the Bank’s website www.nbg.gr (section: The Group / Corporate Governance / Management and Organizational structure/ Members).

Asset and Liability Committee (ALCO)

ALCO was established in 1993. The Committee’s key purpose is to establish the Bank’s and its Group financial sector entities’ strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current regulatory framework and market conditions, as well as the risk limits set by the Bank. The Committee is currently comprised of the following members:

Asset and Liability Committee (ALCO)

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Ioannis Kyriakopoulos	Group Chief Financial Officer
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO
Member	Vassileios Kavalos	Assistant General Manager — Group Treasurer

The Committee convenes regularly once a month or extraordinarily, at the invitation of its Chairman.

At the invitation of its Chairman, it is possible for other executives of the Bank and the Group to attend its meetings.

Executive Credit Committee

The Executive Credit Committee was established in 2008 and its purpose is the optimization and the sound operation of the risk taking limits. The Committee is comprised of the following members:

Executive Credit Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO
Member	Ioannis Vagionitis	Assistant General Manager -Chief Credit Officer

The Committee convenes regularly at least two times every calendar month and extraordinarily, whenever deemed necessary by its Chairman.

The Assistant General Manager of Legal Services is invited and attends the meetings of the Committee.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

Disclosure and Transparency Committee

The Disclosure and Transparency Committee was established in 2003. Its purpose is to monitor the accuracy and completeness of the information included in public announcements and in any publications issued by the Bank, especially those included in the informative documents submitted to SEC, monitoring and submission of proposals for the improvement of the procedures carried out for the collection, assessment and timely disclosure of information required by the relevant legal framework, and generally for compliance with the legal and regulatory framework concerning the obligations for accurate and timely disclosure of information.

The Committee is comprised of the following members:

Disclosure and Transparency Committee

Chairman	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Damianos Charalampidis	Chief Operating Officer
Member	Ioannis Kyriakopoulos	Group Chief Financial Officer
Member	Marinis Stratopoulos	General Manager of International Activities
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Vassileios Kavalos	Assistant General Manager — Group Treasurer
Member	George Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	Panagiotis Dasmanoglou	Assistant General Manager- Group Chief Compliance & Corporate Governance Officer
Member	—	Assistant General Manager Group Finance*
Member	Alexander Benos	Assistant General Manager, NBG Group Risk Management, CRO

*Mr Nikos Voutychtis was Assistant General Manager of Group Finance and member of the Committee until 12 February 2016 when he resigned from the Bank.

The Committee is convened at the invitation of its Chairman, at least twice per annum and ad hoc as deemed necessary.

Provisions and Write Offs Committee

The Committee was established in 2010. Its purpose is the decision making process on the provisions and write offs of NBG Group claims of any nature, which are considered by the Committee to be liable of a loss in value in accordance with the relevant “Provisions and Write Offs Policy” of NBG Group.

The Committee is comprised of the following members:

Provisions and Write Offs Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Paul Mylonas	Deputy CEO

The Committee is convened at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

Crisis Management Committee

The Crisis Management Committee was established in 2012 and is the supreme executive body with responsibilities over the Business Continuity Plan (“BCP”). The Committee acts upon every sudden and unforseen change of conditions (relating to operational, business, environmental, personnel issues etc.), which can lead to a Crisis that may have strategic impact consequences, and aims to effectively coordinate the actions necessary to deal with unforeseen situations which may jeopardize the smooth operation of the Bank. Specifically, it is in charge of informing, mobilizing and coordinating the Bank’s relevant units, taking into account the nature, extent and the size of the crisis; and solving problems that require immediate attention.

The Committee is comprised of the following members:

Crisis Management Committee

Chairman	Leonidas Fragkiadakis	CEO
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO
Member	Damianos Charalampidis	Chief Operating Officer
Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Petros Fourtounis	Group Human Resources General Manager
Member	Panos Dasmanoglou	Assistant General Manager- Group Chief Compliance & Corporate Governance Officer
Member	Georgios Kaloritis	Assistant General Manager, Group Chief Audit Executive
Member	Anthony Antonopoulos	Assistant General Manager of Group Security

The Committee is convened as deemed necessary at the invitation of its Chairman.

At the invitation of its Chairman and depending on the issues discussed, it is possible for General Managers, Assistant General Managers, the General BCP Coordinator as well as other Bank executives, the presence of which is deemed necessary, to attend the meetings of the Committee.

Compliance & Reputational Risk Committee

The Compliance & Reputational Risk Committee was established in 2013. The Committee ensures the adequacy of the Bank’s and the Group’s controls that enable compliance with the regulatory framework as well as with the Policies of the Bank and the Group. Additionally, the Committee ensures that the management of reputational risk is in accordance with the risk appetite that has been approved by the Board of Directors and with the creation of long-term value for shareholders.

The Committee is composed of the following members:

Compliance & Reputational Risk Committee

Chairman	Leonidas Fragkiadakis	CEO
Deputy Chairman and Member	Panos Dasmanoglou	Assistant General Manager- Group Chief Compliance & Corporate Governance Officer
Member	Paul Mylonas	Deputy CEO
Member	Dimitrios Dimopoulos	Deputy CEO

Member	Nelly Tzakou-Lambropoulou	General Manager of Retail Banking
Member	Damianos Charalampidis	Chief Operating Officer
Member	Dimitrios Kapotopoulos	General Manager of Corporate Banking
Member	Georgios Triantafillakis	Assistant General Manager of Legal Services
Member	Ioanna Katzilieri-Zour	Deputy General Manager of Group Marketing and Communications

The Committee is convened at least quarterly and ad hoc as deemed necessary at the invitation of its Chairman.

The Chairman can invite other executives of the Bank and Group to attend, if necessary.

E.             MAIN FEATURES OF THE INTERNAL CONTROL SYSTEM AND MANAGEMENT OF RISKS

Objectives of the Internal Control System

Aiming to ensure the good reputation and credibility of the Bank and the Group towards shareholders, customers, investors and the supervisory and other independent authorities, the Bank provides for the continuous enhancement of its Internal Control System (“I.C.S.”). The I.C.S. refers to the set of controls and processes that cover all activities on an ongoing basis and is designed to ensure that the Bank and the Group operate effectively.

The I.C.S. aims to achieve the following main objectives:

•             Consistent implementation of the Group business strategy through the efficient use of available resources;

•             Identification and management of the undertaken risks, including the operational risk;

•             Completeness and reliability of data and information that are necessary for the accurate and timely determination of the Group’s financial position and the production of reliable financial statements filed to Greek and other authorities abroad;

•             Compliance with the local and international institutional framework (e.g. Greek Law 3016/2002, Bank of Greece Governor’s Act No 2577/2006, Sarbanes Oxley Act) that governs the operation of the Bank and the Group, including internal regulations, IT systems and codes of ethics;

•             Adoption of Corporate Governance best practices; and

•             Prevention and avoidance of any errors and irregularities that may put at risk the reputation and the interests of the Bank, its shareholders and customers.

The Board, with the assistance of its Committees, in the context of the review of the corporate strategy and the significant business risks, adopts appropriate policies aiming to ensure an adequate and effective I.C.S. for the Bank and the Group. The Management is responsible for establishing and maintaining adequate controls and procedures, depending on the nature of activities and the undertaken risks, for assessing any I.C.S.’s deficiencies and finally undertaking the necessary corrective actions.

Risk Management Framework

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the ECB, the Bank of Greece and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents. In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU, laws and regulations.  The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment (the detailed presentation of the Bank’s and the Group’s risk management framework is cited in the Notes to the Financial Statements — Note 4).

Regulatory Compliance and Corporate Governance

Within the context of appropriately incorporating the applicable legal and regulatory framework and best practices into the Group’s operation, the two Divisions under the supervision of the Group Chief Compliance and Corporate Governance, namely the Group Compliance and Corporate Governance Division and the Group AML/CFT (Anti-Money Laundering/Counter-Terrorist Financing) Compliance Division, continuously monitor developments in the applicable framework and best practices, each in their field of responsibility, and provide guidelines and support to the Bank Units and the Group Entities, while they monitor implementation of the applicable provisions.

Given the particular emphasis which the Group places in ensuring constant enhancement of corporate governance arrangements and practices applied, during 2015, the said practices followed at Group level were examined and an analysis of the provisions based on developments of the relevant framework was performed, with the purpose of further developing the corporate governance framework on a Group level and applying developments of the regulatory framework and best practices followed internationally.

Moreover, a set of initiatives aiming at further strengthening the efficient operation of the Bank’s governing bodies were taken, like for example procurement of specialized software for the support of the Board of Directors and its Committees’ operation and the development of software facilitating the procedures taking place during convocation of the Bank’s General Meetings of shareholders. In parallel, an upgrade of the Bank’s shareholders’ register is underway, which will not only assist in improving shareholder services, but also enhance monitoring of the Bank’s shareholder structure and control mechanisms as regards implementation of Capital Market framework.

The Group Compliance and Corporate Governance Division contributed to the successful completion of the Bank’s Share Capital Increase completed in December 2015, by providing support during all stages of the process, including convocation of the Extraordinary General Meeting of shareholders, development of the Information Memorandum and all public announcements of the Bank, while it had an active role in servicing and providing clarifications to interested parties/shareholders during the public offering of shares in Greece. Moreover, the Division was responsible for coordinating collection of information on the Bank and maintaining the data room created as part of the international offering to institutional investors.

In the context of constant adjustment to developments in the surrounding environment and striving to further strengthen the Group corporate social responsibility framework, during 2015, organisational restructuring took place and the Group Corporate Social Responsibility Division was positioned under the supervision of the Group Chief Compliance and Corporate Governance Officer. Following this organisational change, incorporation of international standards in the field of social and environmental management at Group level has already been initiated, while additionally, compliance monitoring over the relevant framework which the Group adopts is further safeguarded.

In terms of Codes and Policies adopted, during 2015, the Group Code of Ethics was revised and updated, while also the Corporate Governance Code was revised and is currently in the process of being further updated based on the revised Relationship Framework Agreement between the Bank and the Hellenic Financial Stability Fund. At Group level, the adoption of existing Policies by the Group subsidiaries further progressed, while support was provided by the Group Compliance Divisions in the context of implementation of Group Policies.

Finally, in the context of the peculiar circumstances caused by the short term bank holiday taking place during 2015 and the capital controls applying, the Group Compliance Divisions contributed to efficient management of issues arising given the circumstances and provided support to the business units through the provision of guidelines and consultative support in matters arising in relation to servicing the Bank’s customers during the aforementioned period.

Management of risks relating to the process of financial statements preparation

Management is responsible for the preparation and fair presentation of the Bank and Group financial statements in accordance with the International Financial Reporting Standards (“IFRS”) and for such internal controls over financial reporting (“ICFR”) as Management determines is necessary to enable the preparation of these financial statements that are free from material misstatement, whether due to fraud or error.

The Bank’s Audit Committee is responsible for the oversight and the annual evaluation of the adequacy and effectiveness of the Group ICS based on reports submitted by the GIAID, the GCD, the Group SOX Unit and the external auditors. The Audit Committee monitors the process of the financial statements preparation in accordance with the IFRS and the accounting principles generally accepted in the United States of America (“US GAAP”), and reports to the Board. Furthermore, the Audit Committee monitors the progress of the corrective actions undertaken in the context of ICS including ICFR.

The GIAID is administratively independent from other Bank’s and Group’s units. The Chief Internal Auditor is appointed or dismissed exclusively by the Bank’s Board, based on the recommendation of the Audit Committee and the Bank’s CEO. The appointment or dismissal of the Chief Internal Auditor is communicated to the Bank of Greece and the HCMC. The Chief Internal Auditor reports periodically on the GIAID’s activities directly to the Audit Committee and to the Bank’s Board, through the Audit Committee. The GIAID performs systematic assessment in order to evaluate the adequacy and effectiveness of Bank’s and the Group’s governance, risk management and control as these are devised and maintained by the Board and Management.

As part of the audit of the financial statements prepared by management in accordance with IFRS, the external auditor communicates to the Audit Committee the significant deficiencies identified in internal control.

Assessment of Internal Controls over Financial Reporting

Management performs an annual risk-based assessment of the effectiveness of the Group ICFR for US GAAP purposes and in compliance with the Sarbanes Oxley Act, as a result of the Bank being registered with the United States of America Securities and Exchange Commission (“SEC”). More specifically, for the preparation of financial statements in accordance with US GAAP and in compliance with SOX, Management performs annual assessment of the effectiveness of the Group’s ICFR, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - 2013 Integrated Framework (COSO). The results of the assessment are included in the Annual Report 20-F filed with the SEC. The assessment is conducted by the Group SOX Unit and concerns the review of the effectiveness of the control mechanisms that have been identified in critical processes on a Group level.

Assessment of disclosure controls and procedures

In the same context, the Chief Executive Officer, the Deputy Chief Executive Officer and the Group Chief Financial Officer, with the participation of the Group entities’ management, perform an evaluation of the effectiveness of the disclosure controls and procedures of the Group and present the conclusions in the Annual Report 20-F which is filed with the SEC. Disclosure controls and procedures are defined as those controls and procedures designed to ensure that financial and non-financial information required to be disclosed in reports submitted under the US Securities Exchange Act of 1934 is properly recorded, processed, summarized and reported in a timely manner.

The Bank’s Disclosure and Transparency Committee is informed about any significant deficiencies or material weaknesses which may be identified during the annual assessment of ICFR and the disclosure controls and procedures described above. Any material weakness identified, is disclosed to the SEC following the approval of the Disclosure and Transparency Committee. The Bank’s Audit Committee is informed of the decisions of the Disclosure and Transparency Committee.

For fiscal year 2015, the Management’s evaluation of the disclosure controls and procedures and the ICFR for the preparation of financial statements in accordance with US GAAP is expected to complete when the 20-F Annual Report will be filed with the SEC and the relevant report and certifications will be included therein. The 20-F Annual Report will be posted on Bank’s internet site www.nbg.gr (section: The Group / Investor Relations / Annual Reports and Offering Circulars).

Athens, 14 March 2016

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Supplementary Report

for the period ended 31 December 2015

Supplementary Report

To the Annual General Meeting of Shareholders

of National Bank of Greece

Pursuant to article 4 of Law 3556/2007

Pursuant to article 4 of Greek Law 3556/2007, listed companies must submit a supplementary report to the General Meeting of Shareholders providing detailed information on specific issues. This Board of Directors’ supplementary report to the General Meeting of Shareholders contains the required additional information.

A) Share capital structure

The Bank’s share capital on 31 December 2015 amounted to €2,744,145,458.10 and is divided into 9,147,151,527 common shares of a nominal value of €0.30 each.

The Bank’s shares are listed for trading on the Athens Exchange (ATHEX). National Bank of Greece shares used to also be listed on the New York Stock Exchange (“NYSE”) in the form of American Depositary Receipts (“ADRs”). On 27 November 2015 NYSE Regulation Inc. determined that NBG was no longer suitable for listing based on abnormally low price levels of NBG’s Common share ADRs, pursuant to Section 802.01d of the NYSE listed company manual, defining as such a price level of USD 0.15 per ADR. As a result, NYSE Regulation Inc. commenced delisting procedures which followed an immediate suspension of the ADR trading. The ADR currently trades at the Over the Counter (“OTC”) market, while NBG maintains an option to relist the ADR in the future.

The rights of the shareholders of the Bank, arising from each share, are at first proportional to the percentage of the share capital to which they correspond. Each share carries the rights stipulated by law and the Articles of Association, with the reservation of the rights of 134,820,022 dematerialized ordinary shares held by HFSF, falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010. In particular:

(a)         1. The following rights arise out of the 9,012,331,505 ordinary shares (corresponding to an amount of €2,704 million or 98.53% of the Bank’s total share capital) of which 3,559,869,160 owned by HFSF (corresponding to an amount of €1,068 million or 38.92% of the Bank’s total share capital):

•                  The right to participate in and vote at the General Meeting of Shareholders.

•                  The right to a dividend from the Bank’s profit for the year ended, or from liquidation, which amounts to 35% of the distributable profits (at the parent company level) following allocation of statutory reserves and profits from sale of shares which have been held for at least ten years and represent a shareholding larger than 20.0% of the paid up share capital of a subsidiary company of the Bank pursuant to Codified Law 2190/1920, art. 45, par. 2 currently in force. In addition to the above, the net profit remaining from measurement of financial instruments at their fair value after deducting any losses resulting from such measurement is not taken into account for the calculation of the statutory dividend which is required by legislation currently in force. This is annually distributed to shareholders as a statutory dividend, whereas the distribution of a supplementary dividend is subject to General Meeting resolution. Shareholders entitled to a dividend are those whose names appear in the Register of the Bank’s Shareholders on the date the dividend beneficiaries are determined, and a dividend on each share owned by them is paid within 2 months of the date of the General Meeting of Shareholders that approved the Bank’s annual financial statements. The dividend payment method and place are announced in the press. After the lapse of five (5) years from the end of the year in which the General Meeting approved the dividend, the right to collect the dividend expires and the corresponding amount is forfeited in favour of the Greek state.

•                  The preemptive right to each share capital increase in cash and issue of new shares.

•                  The right to receive a copy of the Bank’s financial statements and of the certified public accountants’ report and the Board of Directors’ report.

•                  The General Meeting of Shareholders maintains all of its rights during liquidation proceedings (pursuant to Article 38 of the Bank’s Articles of Association).

•                  Pursuant to Greek Law 3723/2008, article 1 par. 3 of Greek Law 3723/2008, as amended by article 28 of Greek Law 3756/2009, article 39 of Greek Law 3844/2010 and finally article 4 (par.3c) of Greek Law 4063/2012, for the whole period during which the Bank participates in the Hellenic Republic’s Bank Support Plan, payment of dividends on common shares is restricted to stock dividends. Stock dividends in this case cannot derive from repurchased shares. Dividend on preferred shares issued abroad, are excluded from this regulation. Moreover, during the period of the banks’ participation in the liquidity enhancement plan according to Greek Law 3723/2008, share repurchase is prohibited.

2. The 134,820,022 common shares held by HFSF (corresponding to an amount of €40 million or 1.47% of the Bank’s total share capital) according to the Article 7a par. 2 of the Greek Law 3864/2010, give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as provided by Codified Law 2190/1920 on “Sociétés Anonymes”. Specifically, in order to calculate quorum and majority at the General

Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations among others in case it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation or which are described in the RFA between the Bank and the HFSF.

Moreover, the common shares held by HFSF provide also, as the common shares held by other private investors, dividend rights, pre-emptive right in case of share capital increase and the right to receive a copy of the financial statements and auditors’ reports, as mentioned above.

Furthermore, these common shares provide the HFSF representative to the Bank’s Board of Directors, the following rights under the Greek Law 3864/2010, as in force:

1.              The right to request convening of the General Meeting of the Shareholders within the deadlines provided by Greek Law 3864/2010, as in force.

2.              Veto power over any decision taken by the Board of Directors:

i.                  Regarding the distribution of dividends and the remuneration policy concerning the Chairman, the CEO as well as other members of the Board of Directors, the General Managers and their deputies; or

ii.               If the decision in question could seriously jeopardize the interests of depositors or seriously affect the Bank’s liquidity or solvency or its overall sound and smooth operation (such as business strategy, management of assets and liabilities, etc.)

3.              The right to request an adjournment of any meeting of the Bank’s Board of Directors for three (business) days, in order to receive instructions from the HFSF Executive Board. This right may be exercised until the end of the Board of Directors’ meeting.

4.              The right to request convocation of the Board of Directors.

5.              The right to approve the appointment of the Chief Financial Officer.

While exercising the aforementioned rights to the Bank’s Board, the HFSF Representative shall respect the Bank’s business autonomy. Finally, for the purposes of Greek Law 3864/2010, as in force, the HFSF has free access to the Bank’s books and records with employees or with consultants of its choice.

Finally, given the participation of the International Finance Corporation (“IFC”) and the European Bank for Reconstruction and Development (“EBRD”) in the Bank’s share capital increase completed in December 2015, the IFC holds 66,666,667 shares of the Bank, i.e. a 0.7%  percentage over total share capital and the EBRD holds 166,666,666 shares, i.e. 1.8% over total share capital, and the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval. Further, the said agreements include representations, warranties and covenants as regards the Bank’s compliance with applicable legislation concerning indicatively anti-money laundering, anti-corruption, and environmental and social management. The agreements prescribe that the Bank and Group companies defined therein shall comply with the Performance Standards and Performance Requirements of the IFC and EBRD according to the particular requirements outlined within the agreements. Finally, based on the agreements, the Bank is required to provide annual reports to the two organizations, mainly concerning its environmental and social management system.

B) Restrictions on transfers of the Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions, except for the 134,820,022 ordinary shares held by HFSF which are subject to the provisions of article 8 of Greek Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Greek Law 3864/2010, HFSF decides on the way and procedure for disposing its 134,820,022 shares at a time it deems appropriate and in any case within five years from the commencement in force of the Greek Law 4340/2015 and in compliance with state aid rules. By decision of the Minister of Finance, following a recommendation by the HFSF, the above time limit may be extended. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits prescribed by the law. The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law. In order to reach a decision on disposal, the HFSF General Council shall receive a relevant report from an independent and adequately experienced financial consultant, which shall include appropriate information in line with article 8 of Greek Law 3864/2010 as in force.  Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants (for further details see following section F) NBG Shareholders’ agreements), HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Cabinet Act 38/2012.

C) Significant direct and indirect holdings as per Greek Law 3556/2007

As of 31 December 2015, there are no significant direct or indirect holdings as per Greek Law 3556/2007, i.e. of a direct or indirect participation percentage higher than 5.0% of the aggregate number of the Bank’s ordinary shares, except for the 3,694,689,182 ordinary dematerialised registered shares with voting rights held by HFSF following the Bank’s recapitalization in 2013 and 2015, of which 134,820,022 falling under the restrictions of article 7a par. 2 of Greek Law 3864/2010.

D) Shares with special control rights

There are no shares with special control rights with the following exceptions.

According to the stipulations of article 10 par. 2 of Greek Law 3864/2010, as amended and in force, HFSF appointed on 11 June 2012 a representative to the Bank’s Board of Directors, with the abovementioned (Section A point a.2) rights of Greek Law 3864/2010.

In particular, the HFSF has the legal duty according to Greek Law 3864/2010, as amended and in force, to cater for (a) the efficient management of its investment in the Bank in a manner that protects the value of its investments and minimizes risks to the Greek citizen; (b) that the Bank operates on market terms; (c) that in due time the Bank returns to private ownership in an open and transparent manner; (d) that compliance with State Aid rules is achieved. Moreover, HFSF monitors compliance of the Bank with the restructuring plan that was approved by the European Commission, according to the stipulations of Article 6 par.5 of Greek Law 3864/2010.

For the purpose of accomplishing the aforementioned, the Bank and HFSF entered into a Relationship Framework Agreement (“RFA” or the Agreement”) dated 10 July 2013 (the initial RFA). Furthermore, in view of the capital injected to the Bank, as a result of the recent recapitalization, which was completed in December 2015, and in order for the HFSF to fulfill its objectives under Greek Law 3864/2010, as in force, exercise its rights and obligations and comply with the commitments undertaken through the Financial Assistance Facility Agreement(5) (“FFA”) and the Memorandum of Understanding(6) (“MoU”), the HFSF and the Bank entered into the new RFA dated 03 December 2015, which amended the initial RFA.

The RFA determines the relationship between the Bank and the HFSF and the matters related with, amongst others, (a) the corporate governance of the Bank, (b) the Restructuring Plan and its monitoring, (c) the monitoring of the implementation of the Bank’s Non-Performing Loans (NPLs) management framework and of the Bank’s performance on NPL resolution. In addition to that, the Agreement deals with (d) the Material Obligations and the switch to full voting rights, (e) the monitoring of Bank’s actual risk profile against the approved Risk and Capital Strategy (f) the HFSF’s consent for Material Matters, (g) Material Litigation and Proceedings concerning the Bank, and (h) the duties, rights and obligations of HFSF’s Representative in the Board.

Moreover, the RFA mentions that subject to its provisions, the applicable Law and the Charter Documents, the Bank’s decision making bodies will continue to determine independently, amongst others, the Bank’s commercial strategy and policy in compliance with the Restructuring Plan and the decisions on the day-to-day operation of the Bank will continue to rest with the Bank’s competent bodies and officers, as the case may be, in accordance with their statutory, legal and fiduciary responsibilities.

Furthermore, under the RFA, the Bank shall provide HFSF with all information and data concerning the Bank Group and related matters that the HFSF reasonably deems necessary in order to safeguard its assets, monitor the Bank’s implementation of the Restructuring Plan and to exercise its statutory rights and obligations, as well as the Contractual Obligations. In the context of efficient implementation of the RFA, the Bank and the HFSF shall cooperate effectively. Bank’s and the HFSF’s officers shall meet periodically and work collaboratively as part of the monitoring process of the Bank’s Restructuring Plan in accordance with Clause 2.3 of the RFA. The HFSF’s Executive Board and the Bank’s Executive Committee members shall meet at least once per quarter while the Bank’s management (including the Chief Financial Officer, the Chief Risk Officer, Head of Strategy, depending on the items of the agenda) and the HFSF’s Directors and Portfolio Manager shall meet at least once per month.

In addition to the above, the HFSF Representative to the Bank’s Board of Directors is appointed as a member in all Board Committees, while the RFA also provides for the appointment of an HFSF Observer at the Board and all Board Committees.

Further, the revised RFA foresees among others that:

•                  The Bank shall at each time adopt and apply a corporate governance structure that ensures the implementation of the Agreement, compliant at any time with the requirements of the Law, the Contractual Obligations and the Restructuring Plan.

•                  Provide to the HFSF the documents, as required, in order to ensure the effective monitoring of the implementation of the Restructuring Plan and the Non-Performing Loans (“NPL”) management framework, to effectively allow the HFSF to perform its statutory role.

•                  If the Bank has engaged, prior to the signing of the RFA, an external audit firm for more than five years, the Bank should replace the audit firm. The new engagement contracts should not exceed five years. As of the financial year of 2016 the Bank shall rotate its statutory audit firm after five consecutive years at a maximum.

•                  In case of any actual or reasonably foreseeable adverse deviations in the Bank Group’s performance and risk profile, relative to the base scenario of the Restructuring Plan, or relative to the budget, or with respect to the Risk and Capital Strategy if adverse deviations have already been approved by the HFSF through the approval of the budget, the Board should promptly submit its recommended corrective strategic actions to the HFSF for its review and consent.

•                  Performance against the Restructuring Plan as well as progress on key initiatives undertaken by the Bank (e.g. Divestments,

(5) The agreement signed on 19 August 2015 by and between the European Stability Mechanism (“ESM”), the Hellenic Republic, the Bank of Greece and the HFSF.

(6) Means the memorandum signed on 19 August 2015 between the ESM, on behalf of the European Commission, the Hellenic Republic and the Bank of Greece.

Integrations, etc.) will be performed as follows:

i.            Regular meetings between the Bank’s management and the HFSF.

ii.   A formal monitoring review of performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above), will be conducted on a quarterly basis, in line with the Bank’s results reporting cycle. For the purpose of the monitoring reviews, the Bank will provide the HFSF with a report on its financial and business performance against the Restructuring Plan or relative to the budget, if adverse deviations have already been approved by the HFSF through the approval of the budget (see above) quarterly targets, clearly highlighting performance to date vs. restructuring plan targets as well as vs. budget, key initiatives and expected impact for the next 4 quarters rolling and identifying any adverse deviations from the targets and associated corrective measures /initiatives, which must be approved by the HFSF.

•                  The HFSF will monitor and evaluate the performance of the Bank’s BoD and its Committees.

•                  The Bank will inform in writing the HFSF as soon as it executes a non-binding agreement /MOU for the sale of (or receives any proposal from third parties for the acquisition of) a subsidiary of the Bank, or part of its business.

•                  The Board should conduct a self-assessment exercise on an annual basis not only as a whole, as per current legislation but also for each of its Committees. The results of this evaluation should be disclosed in the Annual Report on Corporate Governance.

The Board should approve the following policies and amendments thereof: the Bank’s Group Strategy, Policy and Governance regarding the management of its Arrears and Non-Performing Loans, conflict of Interest policy, related party transactions policy, provisioning & write off policy, sponsorship/donation policy, outsourcing policy, Board/Committees self-assessment policy.

According to the provisions of the RFA, the HFSF Representative in the Board of Directors has the following rights:

i.                  To request the Board to convoke the General Assembly of Shareholders or to include items on the agenda to be discussed at a General Assembly to be convoked by the Board. The request regarding the convocation of the General Assembly shall be addressed to the Chair of the Board in writing and shall include the proposed items on the agenda. The Board shall have the obligation to convoke the General Meeting upon respective request of the HFSF Representative. Furthermore, the Board shall have the obligation to include the proposed items in the respective invitation for the convocation of the General Meeting.

ii.               To request that the Board is convened within the next seven (7) calendar days from the HFSF’s Representative written request to the Chair of the Board. The relevant request shall be addressed to the Chair of the Board in writing and include the proposed items on the agenda. If the Chair of the Board does not proceed to the convocation of the Board within the above deadline or does not include all the proposed items in the invitation, then the HFSF Representative shall be entitled to convoke the Board within five (5) days as of the expiry of the above seven (7) days period. Such invitation shall be notified to all the members of the Board.

iii.            To include items in the agenda of a scheduled Board meeting, including any item which may be related to any entity of the Bank Group. For this purpose, HFSF Representative will submit in writing to the Chair of the Board the desired additional items on the agenda at least two (2) business days prior to the date of the Board meeting. The Chair of the Board must include these items in the agenda of the scheduled Board meeting.

iv.           To request an adjournment of any meeting of the Board or the discussion of any item up to three (3) business days, if it finds that the material, data or information and the supporting documents submitted to the HFSF pursuant to the items of the agenda of the forthcoming Board meeting are not sufficient.

v.              To approve the Bank’s Chief Financial Officer.

The HFSF has the right to perform/order field reviews and ad hoc audits with the participation of experts and or external auditors appointed by the HFSF, in order to fulfill its contractual obligations under the RFA. The HFSF shall have free access to the Bank’s books and records for the purposes of Greek Law 3864/2010 as in force, with employees and/or consultants of HFSF’s choice in order to ensure the effective exercise of the HFSF rights under the said Law, including monitoring of the implementation of the Restructuring Plan.

Additionally, according to the Bank’s participation in the Hellenic Republic’s Bank Support Plan in the context of Greek Law 3723/2008 and the provision of guarantees according to Article 2 of Greek Law 3723/2008, a Greek State representative participates as a member in the Bank’s Board of Directors, having the rights of Greek Law 3723/2008 and, among others, veto power on any decision of a strategic nature, or materially affecting the Bank’s legal or financial status and requiring General Meeting approval, or related to dividend distribution and to the compensation of the Bank’s Chairman, the Chief Executive Officer and the other Board of Directors members as well as the General Managers and the Deputy General Managers, or any decision that may put depositors’ interests at risk or materially affect the Bank’s credit standing and smooth operation.

Finally, given the participation of the IFC and the EBRD in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above, the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval, while the agreements also include representations, warranties and covenants as mentioned under section A) above.

E) Restrictions to voting rights

There are no restrictions to voting rights attached to the Bank’s ordinary shares, except for the restrictions on ordinary shares held by HFSF which are subject to the provisions of article 7a par. 2 of Greek Law 3864/2010, as abovementioned.

F) NBG Shareholders’ agreements

Referring to shareholders’ agreements pursuant to which restrictions apply to transfers of, or to the exercise of voting rights arising from the Bank’s shares, HFSF, according to article 7 par.4 of Greek Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013 245,779,626 warrants granted to private investors participating in the capital increase of the Bank that took place in 2013, according to Greek Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Each warrant incorporates the right of its holder to purchase HFSF shares, the corresponding number of which is determined based on the provisions of Cabinet Act 38/2012, while relevant terms are adjusted in case of corporate actions according to the provisions of the relevant legal and regulatory framework. In line with Cabinet Act 43/2015 which amended Cabinet Act 38/2012, the warrants exercise terms and conditions were adjusted in 2015, to each warrant incorporating the right of its holder to purchase from HFSF 0.54861592129144 shares, acquired by HFSF due to its participation in the above capital increase of Bank, while based on Cabinet Act 43/2015 the exercise prices applying to each exercise period were also adjusted in 2015. The warrants do not provide voting rights to holders or owners thereof.

The call options embedded in the warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Exchange at least 10 days prior to each date of exercise of the warrants. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the fifth exercise period (28 December 2015), the warrants currently remaining in force are 245,745,725, whereas the shares of the Bank upon which they are attached and which are held by HFSF are 134,820,022.

G) Rules regarding the appointment and replacement of Board members and amendments to Articles of Association

The provisions of the Bank’s Articles of Association regarding the appointment and replacement of members of the Board of Directors, as well as for amendments to the Articles of Association are in alignment with the corresponding provisions of the Codified Law 2190/1920. Relevant provisions regarding the appointment and replacement of Board members are included in the Corporate Governance Code and the Charter of the Corporate Governance and Nominations Committee that were updated in 2015 and 2014 with a view to incorporate changes in the regulatory framework (especially Greek Law 4261/2014, which transposed CRD IV into Greek law), to further adopt international best practices, as well as to better reflect the Bank’s organizational structure. It is noted that a further amendment of the Bank’s Corporate Governance Code and the Charter of the Corporate Governance and Nominations Committee is already underway in compliance with the new provisions of Law 3864/2010 and the new RFA signed in December 2015 between the Bank and the HFSF.

Following the Bank’s participation in the Hellenic Republic’s Bank Support Plan as per Greek Law 3723/2008, the Greek State appoints an additional member to the Bank’s Board of Directors, as its representative, for the whole period the Bank participates into this plan.

In the context of the recapitalization of the Greek banks and specifically pursuant to the provisions of Greek Law 3864/2010, as currently in force, and Cabinet Acts 15/2012 and 38/2012, and following the contribution on 28 May 2012 to the Bank by HFSF of EFSF bonds as an advance for the participation in the Bank’s future share capital increase, HFSF, pursuant to the Presubscription Agreement dated 28 May 2012 and executed by the Bank, HFSF and EFSF, as amended and restated on 21 December 2012, appointed a Representative to the Bank’s Board of Directors, who has the rights provided by Greek Law 3864/2010 and the terms of the Relationship Framework Agreement, as in force.

Finally, given the participation of the IFC and the EBRD in the Bank’s share capital increase completed in December 2015, as mentioned under section A) above, the Bank has signed an agreement with each organization which remains in force while shares of the Bank are held by the two organizations. As part of the agreements, IFC and EBRD are able to each propose a candidate Board member, which could be elected to sit on the Board, subject to applicable law, the Bank’s relevant internal policies and shareholders’ approval.

H) Board of Directors’ authority for the issue of new shares or the purchase of own shares

Issue of new shares

Pursuant to the provisions of Codified Law 2190/1920 Article 13 par. 1, by General Meeting resolution, subject to the publication requirements provided for under Codified Law 2190/1920 Article 7b, the Board of Directors can increase the Bank’s share capital through the issue of new shares by resolution adopted on a two-third-majority basis. In that case, pursuant to Article 5 of the Bank’s Articles of

Association, the Bank’s share capital may increase up to the amount of capital paid up as at the date the Board of Directors’ is authorized to do so by the General Meeting. The said authorization may be renewed from the General Meeting, each time for a period of up to 5 years.

On 19 June 2015, the Annual General Meeting of shareholders approved authorization for the Board of Directors to increase the Bank’s share capital, as per Article 13 of Codified Law 2190/1920 and/or arrange the issue of convertible bond loans, as per Article 3a of Codified Law 2190/1920 and Article 5 of the Bank’s Articles of Association, up to the total paid-up share capital of the Bank as at the time of the General Meeting as regards the share capital increase, i.e. €2,413,736,838.60, and up to 50% of the total paid-up share capital of the Bank as at the time of the General Meeting as regards convertible bond loans, i.e. 1,206,868,419.30. The Meeting authorized the Board to decide at its discretion the detailed terms of such increase and/or issue of bond loans, subject to the provisions of law.

Stock options

Regarding the warrants of Cabinet Act 38/2012 referred to above, the aforementioned provisions apply.

In accordance with Codified Law 2190/1920 Article 13 par. 13, pursuant to a General Meeting resolution a Stock Options Program may be launched for the management and staff in the form of options to acquire shares of the Bank as per the terms of the resolution. The General Meeting resolution determines the maximum number of shares to be issued if the beneficiaries’ stock options are exercised, which by law cannot exceed 1/10 of the Bank’s existing shares, as well as the purchase price and the terms of allocation of the shares to the beneficiaries.

Currently, there are no active Stock Options Programs.

Purchase of own shares

Article 16 of Codified Law 2190/1920, prescribes provisions for the acquisition of own shares, pursuant to a General Meeting resolution. However, as long the Bank participates in the Hellenic Republic’s Bank Support Plan and pursuant to the restrictions imposed by the related Greek Law 3723/2008 (article 1, as amended by Greek Law 3756/2009), the Bank is not allowed to repurchase any own shares. Moreover, according to article 16C of Greek Law 3864/2010 during the period of HFSF participation in the capital of the Bank, it is prohibited for the Bank to purchase own shares without HFSF approval.

During 2015, NBG Securities S.A. (the Bank’s subsidiary which conducts treasury shares transactions for its brokerage business) acquired 67,825,104 and disposed of 65,824,717 of the Bank’s shares at the amount of €67 million and €66 million respectively. On 31 December 2015, the Bank did not hold any own shares, while NBG Securities S.A., held 2,001,463 own shares corresponding to 0.02% of the Bank’s total share capital.

I) Significant agreements that come into effect, are modified or terminated in the event of a change in control following a public offering

There are no significant agreements that shall come into effect, be modified or terminated in the event of a change in control of the Bank following a public offering.

J) Agreements with Board members or officers of the Bank

In the case of the executive members of the Board of Directors and the highly ranked officers (General Managers and Assistant General Managers) the Bank reserves the right for groundless termination of their fixed-term employment contracts by paying specific levels of compensation. The compensation may reflect the entitled salaries for the remaining period of the contract. Especially as to the Executive Members of the Board of Directors, may not exceed the salaries of six (6) months.

Athens, 14 March 2016

THE CHIEF EXECUTIVE OFFICER

LEONIDAS E. FRAGKIADAKIS

Independent Auditor’s Report

on the financial statements for the year ended 31 December 2015

TRANSLATION

Independent Auditor’s Report

To the Shareholders of “NATIONAL BANK OF GREECE S.A.”

Report on the Separate and Consolidated Financial Statements

We have audited the accompanying separate and consolidated financial statements of “NATIONAL BANK OF GREECE S.A.” (the “Bank”) and its subsidiaries (the “Group”), which comprise the separate and consolidated Statement of Financial Position as of 31 December 2015, and the separate and consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these separate and consolidated financial statements in accordance with International Financial Reporting Standards as these have been adopted by the European Union, and for such internal control as Management determines is necessary to enable the preparation of separate and consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these separate and consolidated financial statements based on our audit. We conducted our audit in accordance with the International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate and consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate and consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate and consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the separate and consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate and consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying separate and consolidated financial statements present fairly, in all material respects, the financial position of the Bank and the Group as of 31 December 2015 and their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as these have been adopted by the European Union.

Emphasis of Matter

We draw attention to the disclosures made in note 2.2 to the separate and consolidated financial statements of the Bank and the Group, which refer to the material uncertainties associated with the current economic conditions in Greece and the ongoing developments that may affect access to certain liquidity facilities and could adversely affect the Bank’s and the Group’s going concern assumption. Our opinion is not qualified in respect of this matter.

Report on Other Legal and Regulatory Requirements

The Directors’ Report includes a Corporate Governance Statement which provides the information required according to the provisions of article 43a (para. 3d) of codified law 2190/1920.

We have agreed and confirmed the content and consistency of the Directors’ Report to the accompanying separate and consolidated financial statements according to the provisions of the articles 43a (para. 3d), 108 and 37 of the codified law 2190/1920.

Athens, 17 March 2016

The Certified Public Accountant

Alexandra B. Kostara

Reg. No. SOEL: 19981

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Statement of Financial Position

as at 31 December 2015

		Group		Bank
€ million	Note	31.12.2015	31.12.2014	31.12.2015	31.12.2014
			As Restated
ASSETS
Cash and balances with central banks	17	2,208	5,837	1,130	1,870
Due from banks	18	2,799	3,324	2,927	3,790
Financial assets at fair value through profit or loss	19	2,486	2,408	2,126	2,049
Derivative financial instruments	20	3,895	5,943	3,892	4,796
Loans and advances to customers	21	45,375	68,109	39,750	43,531
Investment securities	22	16,117	16,715	13,457	11,856
Investment property	23	869	912	6	6
Investments in subsidiaries	46	—	—	2,861	7,300
Equity method investments	24	16	141	7	10
Goodwill, software and other intangible assets	25	147	1,756	113	119
Property and equipment	26	1,325	2,109	249	260
Deferred tax assets	27	5,096	4,024	4,906	3,855
Insurance related assets and receivables	28	601	596	—	—
Current income tax advance		579	522	545	481
Other assets	29	1,952	2,591	1,606	1,768
Non-current assets held for sale	30	27,767	225	3,556	255
Total assets		111,232	115,212	77,131	81,946

LIABILITIES
Due to banks	31	25,166	22,226	25,240	20,481
Derivative financial instruments	20	4,638	6,258	4,635	5,706
Due to customers	32	42,959	64,929	36,868	44,130
Debt securities in issue	33	1,106	3,940	826	872
Other borrowed funds	34	146	2,051	—	871
Insurance related reserves and liabilities	35	2,226	2,280	—	—
Deferred tax liabilities	27	9	44	—	—
Retirement benefit obligations	12	273	337	258	270
Current income tax liabilities		10	75	—	—
Other liabilities	36	1,232	2,599	989	963
Liabilities associated with non-current assets held for sale	30	23,643	7	—	—
Total liabilities		101,408	104,746	68,816	73,293

SHAREHOLDERS’ EQUITY
Share capital	38	2,744	2,414	2,744	2,414
Share premium account	38	13,866	14,060	13,863	14,057
Less: treasury shares	38	(1)	—	—	—
Reserves and retained earnings	40	(6,577)	(6,862)	(10,321)	(7,818)
Amounts recognised directly in equity relating to non-current assets held for sale	30	(2,962)	—	—	—
Contingently convertible bonds	38	2,029	—	2,029	—
Equity attributable to NBG shareholders		9,099	9,612	8,315	8,653

Non-controlling interests	41	725	772	—	—
Preferred securities	42	—	82	—	—
Total equity		9,824	10,466	8,315	8,653

Total equity and liabilities		111,232	115,212	77,131	81,946

Athens, 14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 57 to 176 form an integral part of these financial statements

Income Statement

for the period ended 31 December 2015

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Continuing Operations
Interest and similar income		2,559	2,902	2,118	2,355
Interest expense and similar charges		(654)	(904)	(601)	(770)
Net interest income	6	1,905	1,998	1,517	1,585

Fee and commission income		349	372	223	242
Fee and commission expense		(256)	(233)	(242)	(219)
Net fee and commission income	7	93	139	(19)	23

Earned premia net of reinsurance		469	519	—	—
Net claims incurred		(381)	(433)	—	—
Earned premia net of claims and commissions	8	88	86	—	—

Net trading income / (loss) and results from investment securities	9	(64)	(187)	(3)	(222)
Net other income / (expense)	10	(50)	28	(65)	(63)
Total income		1,972	2,064	1,430	1,323

Personnel expenses	11	(802)	(816)	(590)	(588)
General, administrative and other operating expenses	13	(378)	(409)	(279)	(334)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets		(121)	(125)	(70)	(78)
Amortisation and write-offs of intangible assets recognised on business combinations		—	(4)	—	—
Finance charge on put options of non-controlling interests		—	(3)	—	(3)
Credit provisions and other impairment charges	14	(4,263)	(2,523)	(4,344)	(2,370)
Share of profit / (loss) of equity method investments		3	1	—	—
Profit / (loss) before tax		(3,589)	(1,815)	(3,853)	(2,050)

Tax benefit / (expense)	15	997	1,606	1,007	1,668
Profit / (loss) for the period from continuing operations		(2,592)	(209)	(2,846)	(382)

Discontinued Operations
Profit / (loss) for the period from discontinued operations	30	(1,606)	315	(1,694)

Profit / (loss) for the period		(4,198)	106	(4,540)	(382)

Attributable to:
Non-controlling interests		29	40	—	—
NBG equity shareholders		(4,227)	66	(4,540)	(382)

Earnings / (losses) per share - Basic from continuing operations	16	€(1.90)	€(1.20)	€(2.26)	€(1.83)
Earnings / (losses) per share - Diluted from continuing operations	16	€(0.17)	€(1.20)	€(0.21)	€(1.83)
Earnings / (losses) per share - Basic from continuing and discontinued operations	16	€(3.94)	€0.32	€(4.42)	€(1.83)
Earnings / (losses) per share - Diluted from continuing and discontinued operations	16	€(0.36)	€0.32	€(0.40)	€(1.83)

Athens, 14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 57 to 176 form an integral part of these financial statements

Statement of Comprehensive Income

for the period ended 31 December 2015

		Group		Bank
		12 month period ended		12 month period ended
€ million	Note	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Profit / (loss) for the period		(4,198)	106	(4,540)	(382)

Other comprehensive income / (expense):
Items that may be reclassified subsequently to profit or loss:
Available-for-sale securities, net of tax		(1)	(95)	25	(128)
Currency translation differences, net of tax		(568)	212	—	—
Cash flow hedge, net of tax		38	(48)	—	—
Total of items that may be reclassified subsequently to profit or loss		(531)	69	25	(128)

Remeasurement of the net defined benefit liability / asset, net of tax		25	(58)	18	(41)
Total of items that will not be reclassified subsequently to profit or loss		25	(58)	18	(41)
Other comprehensive income / (expense) for the period, net of tax	39	(506)	11	43	(169)

Total comprehensive income / (expense) for the period		(4,704)	117	(4,497)	(551)

Attributable to:
Non-controlling interests		30	42	—	—
NBG equity shareholders		(4,734)	75	(4,497)	(551)

Athens, 14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 57 to 176 form an integral part of these financial statements

Statement of Changes in Equity - Group

for the period ended 31 December 2015

	Attributable to equity holders of the parent company
	Share capital		Share premium			Contingent	Available -for- sale	Currency	Net	Cash	Defined	Other reserves &		Non- controlling Interests &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Convertible Securities	securities reserve	translation reserve	investment hedge	flow hedge	benefit plans	Retained earnings	Total	Preferred securities	Total
Balance at 1 January 2014	719	1,354	11,781	194	(2)	—	107	(2,297)	(457)	30	(131)	(4,187)	7,111	763	7,874
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(95)	322	—	(48)	(58)	(112)	9	2	11
Profit / loss for the period	—	—	—	—	—	—	—	—	—	—	—	66	66	40	106
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(95)	322	—	(48)	(58)	(46)	75	42	117
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	—	—	2,500	—	2,500
Share capital issue costs	—	—	(74)	—	—	—	—	—	—	—	—	—	(74)	—	(74)
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	(2)	(2)	49	47
(Purchases)/ disposals of treasury shares	—	—	—	—	2		—	—	—	—	—	—	2	—	2
Balance at 31 December 2014 and at 1 January 2015	1,060	1,354	13,866	194	—	—	12	(1,975)	(457)	(18)	(189)	(4,235)	9,612	854	10,466
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—		(1)	(547)	—	38	25	(22)	(507)	1	(506)
Profit / (loss) for the period	—	—	—	—	—		—	—	—	—	—	(4,227)	(4,227)	29	(4,198)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—		(1)	(547)	—	38	25	(4,249)	(4,734)	30	(4,704)
Share capital increase	2,176	—	—	—	—	—	—	—	—	—	—	—	2,176	—	2,176
Reduction of par value per share	(989)	—	—	—	—	—	—	—	—	—	—	989	—	—	—
Share capital issue costs	—	—	—	—	—	—	—	—	—	—	—	(62)	(62)	—	(62)
Conversion of preference shares to ordinary shares	481	(1,354)	—	(194)	—	—	—	—	—	—	—	1,067	—	—	—
Burden Sharing Measures relating to Preferred Securities	16	—	—	—	—	—	—	—	—	—	—	59	75	(84)	(9)
Issue of Contingent Convertible Securities	—	—	—	—	—	2,029	—	—	—	—	—	—	2,029	—	2,029
Acquisitions, disposals & share capital increases of subsidiaries/equity method investments	—	—	—	—	—	—	—	—	—	—	—	4	4	(1)	3
Dividend distribution	—	—	—	—	—	—	—	—	—	—	—	—	—	(74)	(74)
(Purchases)/ disposals of treasury shares	—	—	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Balance at 31 December 2015	2,744	—	13,866	—	(1)	2,029	11	(2,522)	(457)	20	(164)	(6,427)	9,099	725	9,824

The notes on pages 57 to 176 form an integral part of these financial statements

Statement of Changes in Equity - Bank

for the period ended 31 December 2015

	Share capital		Share premium			Contigent	Available for sale	Currency	Defined	Other reserves &
€ million	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Convertible Securities	securities reserve	translation reserve	benefit plans	retained earnings	Total

Balance at 1 January 2014	719	1,354	11,778	194	—	—	44	—	(120)	(7,586)	6,383
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	(128)	—	(41)	—	(169)
Profit for the period	—	—	—	—	—	—	—	—	—	(382)	(382)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	(128)	—	(41)	(382)	(551)
Share capital increase	341	—	2,159	—	—	—	—	—	—	—	2,500
Share capital reduction of par value	—	—	(74)	—	—	—	—	—	—	—	(74)
Merger through absorption of subsidiaries	—	—	—	—	—	—	—	—	—	395	395
Balanced at 31 December 2014 & at 1 January 2015	1,060	1,354	13,863	194	—	—	(84)	—	(161)	(7,573)	8,653
Other Comprehensive Income/ (expense) for the period	—	—	—	—	—	—	25	—	18	—	43
Profit for the period	—	—	—	—	—	—	—	—	—	(4,540)	(4,540)
Total Comprehensive Income / (expense) for the period	—	—	—	—	—	—	25	—	18	(4,540)	(4,497)
Share capital increase	2,192	—	—	—	—	—	—	—	—	—	2,192
Conversion of preference shares to ordinary shares	481	(1,354)	—	(194)	—	—	—	—	—	1,067	—
Share capital reduction of par value	(989)	—	—	—	—	—	—	—	—	989	—
Share capital issue costs	—	—	—	—	—	—	—	—	—	(62)	(62)
Issuance of Contingently Convertible Bonds	—	—	—	—	—	2,029	—	—	—	—	2,029

Balance at 31 December 2015	2,744	—	13,863	—	—	2,029	(59)	—	(143)	(10,119)	8,315

The notes on pages 57 to 176 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 December 2015

	Group		Bank
	12-month period ended		12-month period ended
€ million	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Cash flows from operating activities
Profit / (loss) before tax	(5,164)	(1,422)	(5,547)	(2,050)
Adjustments for:
Non-cash items included in income statement and other adjustments:	6,812	3,090	6,104	2,477

Depreciation and amortisation on property & equipment, intangibles and investment property	194	206	70	78
Amortisation of premiums /discounts of investment securities, debt securities in issue and borrowed funds	(24)	(80)	6	(26)
Credit provisions and other impairment charges	6,573	2,944	6,044	2,376
Provision for employee benefits	28	31	11	11
Share of (profit) / loss of equity method investments	(2)	(1)	—	—
Finance charge on put options of non-controlling interests	80	3	—	3
Dividend income from investment securities	(3)	(3)	(71)	(30)
Net (gain) / loss on disposal of property & equipment and investment property	(69)	(4)	2	—
Net (gain) / loss on disposal of subsidiaries / interest without loss of control	—	—	—	12
Net (gain) / loss on disposal of investment securities	16	(109)	31	(17)
Interest from financing activities and results from repurchase of debt securities in issue	69	84	28	18
Valuation adjustment on instruments designated at fair value through profit or loss	(41)	63	(42)	63
Negative goodwill	—	(2)	—	—
Other non-cash operating items	(9)	(42)	25	(11)

Net (increase) / decrease in operating assets:	98	(5,596)	514	(864)
Mandatory reserve deposits with Central Bank	(4)	(129)	8	136
Due from banks	479	(587)	287	(349)
Financial assets at fair value through profit or loss	(468)	923	(441)	608
Derivative financial instruments assets	233	(2,271)	812	(2,216)
Loans and advances to customers	(127)	(3,422)	(154)	803
Other assets	(15)	(110)	2	154

Net increase / (decrease) in operating liabilities:	(2,591)	(616)	(3,770)	(3,801)
Due to banks	5,873	(4,190)	4,759	(4,511)
Due to customers	(7,273)	572	(7,295)	(2,114)
Derivative financial instruments liabilities	(588)	3,069	(852)	3,046
Retirement benefit obligations	(24)	(283)	(5)	(270)
Insurance related reserves and liabilities	(54)	(125)	—	—
Income taxes paid	(255)	(139)	(108)	(41)
Other liabilities	(270)	480	(269)	89
Net cash from / (for) operating activities	(845)	(4,544)	(2,699)	(4,238)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(54)	—	—
Participation in share capital increase/(decrease) of subsidiaries	—	—	(15)	(7)
Disposal of equity method investments	(1)	16	—	—
Dividends received from investment securities & equity method investments	8	9	71	30
Purchase of property & equipment, intangible assets and investment property	(316)	(849)	(56)	(82)
Proceeds from disposal of property & equipment and investment property	104	12	—	—
Purchase of investment securities	(3,290)	(5,788)	(140)	(1,022)
Proceeds from redemption and sale of investment securities	3,923	7,347	405	2,624
Net cash (used in) / provided by investing activities	428	693	265	1,543

Cash flows from financing activities
Share capital increase	1,452	2,500	1,452	2,500
Proceeds from debt securities in issue and other borrowed funds	3,454	5,808	—	743
Repayments of debt securities in issue, other borrowed funds and preferred securities	(4,587)	(4,002)	(689)	—
Acquisition of additional shareholding in subsidiaries	—	(278)	—	(273)
Disposal of shareholdings in subsidiaries without loss of control	2	34	—	34
Proceeds from disposal of treasury shares	66	82	—	—
Repurchase of treasury shares	(67)	(81)	—	—
Dividends paid to non-controlling interests	(74)	—	—
Capital contributions by non-controlling interest holders	—	6	—	—
Share capital issue costs	(32)	(74)	(32)	(74)
Net cash from/ (for) financing activities	214	3,995	731	2,930
Effect of foreign exchange rate changes on cash and cash equivalents	(54)	50	32	35
Net increase / (decrease) in cash and cash equivalents	(257)	194	(1,671)	270
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	4,192	4,449	2,097	3,768

Notes to the Financial Statements

Group and Bank

NOTE 1:                         General information

National Bank of Greece S.A. (hereinafter “NBG” or the “Bank”) was founded in 1841 and its shares have been listed on the Athens Exchange since 1880 and on the New York Stock Exchange (since 1999) in the form of American Depositary Receipts (ADRs). The Bank’s headquarters are located at 86 Eolou Street, Athens, Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 175 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate at a global level. The Group operates in Greece, Turkey, UK, South East Europe (“SEE”) which includes Bulgaria, Romania, Albania, Serbia and FYROM, Cyprus, Malta, Egypt and South Africa.

The Board of Directors consists of the following members:

The Non-Executive Chair of the Board of Directors
Loukia-Tarsitsa P. Katseli	Chair of the Board, Economist, Professor at the National Kapodistrian University of Athens

Executive Members
The Chief Executive Officer
Leonidas E. Fragkiadakis

The Deputy Chief Executive Officers
Dimitrios G. Dimopoulos
Paul K. Mylonas

Non-Executive Members
Stavros A. Koukos	Employees’ representative, Chairman of Federation of Greek Banks Employees (OTOE)
Efthymios C. Katsikas	Employees’ representative

Independent Non-Executive Members *
Petros K. Sabatacakis	Economist
Dimitrios N. Afendoulis	Economist, Assistant General Manager at the Latsis Group in Greece and Member of the Executive Board of the John S. Latsis Public Benefit Foundation
Spyridon J. Theodoropoulos	Chief Executive Officer, Chipita S.A.

Greek State representative
Aggeliki J. Skandaliari	Economist

Hellenic Financial Stability Fund representative
Charalampos A. Makkas	Economist

*On 17 July 2015, Alexandra Papalexopoulou — Benopoulou resigned from her position as an independent non-executive member of the Bank’s Board of Directors

*On 26 January 2016, Andreas C. Boumis resigned from his position as an independent non executive member of the Bank’s Board of Directors.

Directors are elected by the Bank’s General Meeting of Shareholders for a maximum term of 3 years and may be re-elected. On 19 June 2015, the Annual General Meeting of the Bank’s shareholders elected the above Board of Directors which was constituted as a body in its 19 June 2015 meeting. The term of the above members expires at the annual General Meeting of the Bank’s shareholders in 2018.

The financial statements are subject to approval from the Bank’s Annual Shareholders Meeting.

These annual financial statements have been approved for issue by the Bank’s Board of Directors on 14 March 2016.

NOTE 2:                         Summary of significant accounting policies

2.1                                    Basis of preparation

The consolidated financial statements of the Group and the separate financial statements of the Bank for the year ended 31 December 2015 (the “financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as endorsed by the European Union (the “EU”).

The amounts are stated in Euro, rounded to the nearest million (unless otherwise stated) for ease of presentation.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts, which have been measured at fair value.

Notes to the Financial Statements

Group and Bank

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Use of available information and application of judgment are inherent in the formation of estimates in the following areas: impairment of loans-and-receivables, valuation of financial instruments not quoted in active markets, including OTC derivatives and certain debt securities, impairment of investment securities, impairment assessment of goodwill and intangible assets recognized in business combinations, assessment of the recoverability of deferred tax assets (“DTA”), estimation of retirement benefits obligation, insurance reserves, liabilities from unaudited tax years and contingencies from litigation. Actual results in the future may differ from those reported.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.2                                    Going concern

Liquidity

As a result of the negotiations between the new Greek government and the European Commission, the European Central Bank (“ECB”) and International Monetary Fund (“IMF”) (collectively the “Institutions”) towards reaching a permanent agreement regarding Hellenic Republic’s financing needs, the uncertainty regarding the financing needs of the Hellenic Republic increased and led to significant deposits outflows from the Greek banks. Liquidity in the Greek banking system has declined significantly, reflecting a sizeable contraction of the domestic deposit base between November 2014 and July 2015 of €52.7 billion, accompanied by a sharp increase in reliance on ECB and Emergency Liquidity Assistance (“ELA”) to above €125.3 billion in July 2015 from €56.0 billion in December 2014, although such funding obligations declined to €107.5 billion in December 2015.

In part as a response to the substantial contraction in deposits, on 28 June 2015, a bank holiday was declared for all credit institutions operating in Greece. This bank holiday was in place until 19 July 2015. The Greek government imposed numerous restrictions on financial transactions during and after this period, many of which currently continue to apply. The initial capital controls involved maximum daily withdrawal limits of 60 Euros from individual deposit accounts and limitations on transfers of funds abroad were imposed, with certain exceptions. The presently operational capital controls involve, among other limitations, a maximum cumulative weekly withdrawal limit of 420 Euros per depositor, per bank, continued certain prohibitions on the transfer of capital and cash outside of Greece, the prohibition on the opening of new accounts except for specified permitted purposes and a ban on the unwinding of certain financial arrangements (such as the prepayment of loans or accounts not established to serve certain specified purposes).

During the first half of 2015, the structure of the Bank’s liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of €8.4 billion, as well as the cancellation of about €3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank’s counterbalancing capacity. Furthermore, in February 2015, ECB lifted the waiver on accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA. In the height of the liquidity crisis, on 29 June 2015 due to the termination of the negotiations and ECB’s decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on 7 July 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank’s buffer for ELA refinancing. In order to mitigate all the above developments, the Bank’s Eurosystem funding increased in the first half of 2015 by €13.3 billion and reached €27.6 billion as at 30 June 2015. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around €5.5 billion, in order to cover further outflows.

During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by about €3.5 billion and ELA funding decreased by about €6.1 billion. The main driver for these developments was the Bank’s successful share capital increase that was completed in December 2015. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of €2.7 billion of ESM bonds, under the relevant subscription agreement. Additionally, the Bank further reduced its liabilities through the LME, by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank’s liquidity profile was further strengthened by a moderate increase of about €1 billion in its customer deposits and by further deleveraging. In this context, on 31 December 2015, the ECB funding stood at €12.5 billion, while ELA funding was €11.5 billion, amounting to a total exposure to the Eurosystem of €24.0 billion, whereas the Bank’s liquidity buffer stood comfortably at €8.4 billion (cash value), of which €0.1 billion was collateral eligible for funding with the ECB and €8.3 billion was collateral that could be posted in order to draw liquidity from ELA. Total Eurosystem funding amounted to €14.2 billion at 31 December 2014, €20.7 billion at 31 December 2013 and €34.7 billion at 30 June 2012, when it reached the highest amount. Furthermore, as of 10 March 2016, Eurosystem funding has decreased to €23.4 billion, of which €10.9 billion through ELA, while additional financial assets of an estimated cash value €7.7 billion (cash value) were available for further liquidity of which €0.2 billion was collateral eligible for funding with the ECB and €7.5 billion was collateral that could be posted in order to draw liquidity from ELA.

Macroeconomic developments

In view of the severe economic and financial disturbance that appeared to threat the participation of the country to the European Monetary Union (“EMU”) and the EU, the Greek government officially requested financial assistance from the European Union on 10 July 2015 with

Notes to the Financial Statements

Group and Bank

a view to restore confidence and enable the return of the economy to sustainable growth, and safeguarding the country’s financial stability. The Greek request received consent, in principle, from the Eurogroup for a new three-year loan program via the ESM.

Indeed, on 19 August 2015 — and following the Eurogroup Statement of 14 August 2015 — the Board of Governors of the ESM approved the proposal for a Financial Assistance Facility Agreement (“FFA”) with Greece, as well as adopted a Memorandum of Understanding (“MoU”) with Greece. On 20 August 2015, the first sub-tranche of €13 billion of the new Program (the “Program”) was disbursed for covering budget financing and debt servicing needs of the Hellenic Republic, €10 billion in ESM notes, have been made immediately available for bank recapitalization and resolution purposes. Following the agreement and legislation of two additional sets of prior actions, the Greek government received another €3 billion related to the first Program installment, in two sub-tranches in November and December 2015. This funding has been used to cover external debt servicing needs and contributed to a normalization of government spending and to the clearance of about €0.5 billion of Government arrears to the domestic private sector (Source: ESM, December 2015 and Ministry of Finance).

The above developments resulted in the upgrade of Greek sovereign debt by the main rating agencies: S&P raised their rating by two notches to ‘CCC+’ on 21 July 2015, while Fitch upgraded Greek debt by one notch to ‘CCC’, on 18 August 2015. On 25 September 2015, Moody’s maintained Greece’s sovereign rating at ‘Caa3’ but changed the outlook to stable from negative as it had placed the country’s rating on review for further downgrade since 1 July 2015. Finally, S&P Ratings upgraded Greek debt by one notch to ‘B-’ on 22 January 2016 with a stable outlook, referring to the milder than expected recession and progress made in fiscal and reform targets of the Program as the key determinants of its rating decision (Source: Bloomberg).

As regards, developments in the Greek sovereign bond yields, the intensifying international headwinds since end-2015 and rumors of a delayed completion of the pending first review of the Program in late-2015 and early 2016 pushed the yields on Greek 10-year sovereign bond yields higher in January - February 2016 (by 143 bps to 10.4% on average, in February 2016), following a steady decline between July 2015 and December 2015 (a cumulative fall in 10-year GGB yields of 520 bps) (Source: Bloomberg database).

Capital adequacy

The Group’s Common Equity Tier 1 (“CET1”) ratio at 31 December 2015 increased to 14.6% (see Note 4.7).  Furthermore, on 13 November 2015 the ECB approved the Bank’s Capital Plan targeted to address the Bank’s capital shortfall under both the Baseline and the Adverse scenarios of the ECB’s 2015 Comprehensive Assessment, as announced on 31 October 2015 (see Note 38). Part of the Capital Plan was the share capital increase completed in December 2015.

Going concern conclusion

Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) agreement reached between the Institutions and the Hellenic republic in July/August 2015, (c) the Bank’s and the Group’s CET1 ratio of 31 December 2015 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining actions included in the Capital Plan, and in particular the completion of the disposal of Finansbank, expected by 30 June 2016.

Nevertheless, any significant deterioration of the economic environment due to, for example, adverse developments in the completion of the first review of the Program for the financing of the Hellenic Republic, could have a negative impact on the Bank, including its ability to raise funding through ELA, which may adversely affect the Group’s and the Bank’s ability to continue as a going concern.

The resolution of these material uncertainties depend, among other factors, on the successful completion of the first review of the Program, a solution for the financing needs of the Greek government, and the re-establishment of the waiver by the ECB to the use of Greek government bonds in the Eurosystem , which would likely result in a positive flow of deposits to the banking system, including NBG, and access to the international financial markets.

2.3                                    Adoption of International Financial Reporting Standards (IFRS)

New standards, amendments and interpretations to existing standards effective from 1 January 2015

In December 2013, IASB issued “Annual Improvements to IFRSs 2011-2013 Cycle”. These improvements are effective from 1 July 2014 and are applied by the Group and the Bank in these annual financial statements. The nature and the effect of these amendments are set out below:

Impact of the application of IFRS 3 (Amendment)

The amendment clarifies that IFRS 3 Business Combinations excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself. There was no impact from the amendment of IFRS 3 in the Consolidated financial statements.

Impact of the application of IFRS 13 (Amendment)

IFRS 13, Fair Value Measurement clarifies that the portfolio exception in paragraph 48 for measuring the fair value of a group of financial assets and financial liabilities on a net basis, includes all contracts that are within the scope of, and accounted for in accordance with IAS

Notes to the Financial Statements

Group and Bank

39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities in IAS 32 Financial Instruments: Presentation. There was no impact from the amendment of IFRS 13 in the annual financial statements of the Group and the Bank.

Impact of the application of IAS 40 (Amendment)

IAS 40, Investment Property clarifies the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. Consequently, an entity acquiring investment property must apply judgement to determine whether the acquisition of investment property is the acquisition of an asset, a group of assets or a business combination in the scope of IFRS 3 and that this judgement is based on the guidance in IFRS 3. There was no impact from the amendment of IAS 40 in the Consolidated and Separate financial statements.

New standards, amendments and interpretations to existing standards effective after 2015

New Standards

• IFRS 9 “Financial Instruments” effective for annual periods beginning on or after 1 January 2018, as issued by the IASB. IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended (a) in October 2010 to include requirements for the classification and measurement of financial liabilities and (b) in November 2013 to include the new requirements for general hedge accounting. In July 2014, the final version of IFRS 9, which supersedes all previous versions, was issued mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a “fair value through other comprehensive income” (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9:

•                  All recognised financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are required to be subsequently measured at amortised cost or fair value. Specifically, debt instruments that are held within a business model whose objective is to collect the contractual cash flows (rather than to sell the instrument prior to its contractual maturity to realise its fair value changes) and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI, unless the asset is designated at “fair value through profit or loss (FVTPL) under the fair value option. All other debt instruments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•                  With regard to the measurement of financial liabilities designated as FVTPL, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

•                  In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised. With the exception of purchased or originated credit-impaired financial assets, expected credit losses are required to be measured through a loss allowance at an amount equal to:

•                  the 12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date); or

•                  full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument).

•                  A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition, as well as to contract assets or trade receivables that do not constitute a financing transaction in accordance with IFRS 15. Purchased or originated credit-impaired financial assets are treated differently because the asset is credit-impaired at initial recognition. For these assets, an entity would recognise changes in lifetime expected losses since initial recognition as a loss allowance with any changes recognised in profit or loss. Under the requirements, any favourable changes for such assets are an impairment gain even if the resulting expected cash flows of a financial asset exceed the estimated cash flows on initial recognition.

•                  The new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an “economic

Notes to the Financial Statements

Group and Bank

relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Group has not applied this standard and is currently evaluating the impact of IFRS 9 on the Consolidated and Separate financial statements and the timing of its adoption. Although the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

• IFRS 15 Revenue from Contracts with Customers (effective for annual periods beginning on or after 1 January 2018 as issued by the IASB). IFRS 15 establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a five-step approach to revenue recognition:

•                  Identify the contract with the customer

•                  Identify the performance obligations in the contract

•                  Determine the transaction price

•                  Allocate the transaction price to the performance obligations in the contracts

•                  Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Group has not applied this standard and is currently evaluating the impact of IFRS 15 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 15 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until a detailed review has been completed.

• IFRS 16 Leases (effective for annual periods beginning on or after 1 January 2019, as issued by the IASB). IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

Identifying a lease

A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Accounting by lessees

Upon lease commencement a lessee recognises a right-of-use asset and a lease liability.

The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. After lease commencement, a lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment, except for certain cases for which fair value or the revaluation model applies.

The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessee shall use their incremental borrowing rate.

Accounting by lessors

Lessors shall classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise a lease is classified as an operating lease.

Upon lease commencement, a lessor shall recognise assets held under a finance lease as a receivable at an amount equal to the net investment in the lease.  A lessor recognises finance income over the lease term of a finance lease, based on a pattern reflecting a constant periodic rate of return on the net investment. A lessor recognises operating lease payments as income on a straight-line basis or, on another systematic basis if more representative of the pattern in which benefit from use of the underlying asset is diminished.

Sale and leaseback transactions

To determine whether the transfer of an asset is accounted for as a sale an entity applies the requirements of IFRS 15 for determining when a performance obligation is satisfied. If an asset transfer satisfies IFRS 15’s requirements to be accounted for as a sale the seller measures the right-of-use asset at the proportion of the previous carrying amount that relates to the right of use retained. Accordingly, the seller only

Notes to the Financial Statements

Group and Bank

recognises the amount of gain or loss that relates to the rights transferred to the buyer.  If the fair value of the sale consideration does not equal the asset’s fair value, or if the lease payments are not market rates, the sales proceeds are adjusted to fair value, either by accounting for prepayments or additional financing.

The Group has not applied this standard and is currently evaluating the impact of IFRS 16 on the Consolidated and Bank financial statements and the timing of its adoption. Although the application of IFRS 16 in the future may have a significant impact on amounts reported in respect of the Group’s and the Bank’s financial assets and financial liabilities, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until a detailed review has been completed.

Amendments

•  IFRS 11 (Amendments) Accounting for Acquisitions of Interests in Joint Operations (effective for annual periods beginning on or after 1 January 2016). The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations in IFRS 3 and other standards (e.g. IAS 36 Impairment of Assets regarding impairment testing of a cash-generating unit to which goodwill on acquisition of a joint operation has been allocated) should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. A joint operator is also required to disclose the relevant information required by IFRS 3 and other standards for business combinations. The Group and the Bank do not expect that this amendment will have an impact on the Consolidated and Separate financial statements.

• IAS 1 (Amendments) Disclosure initiative (effective for annual periods beginning on or after 1 January 2016). The amendments to IAS 1 clarify that information should not be obscured by aggregating or by providing immaterial information, materiality considerations apply to all parts of the financial statements. An entity need not provide a specific disclosure provided by an IFRS if the information resulting from that disclosure is not material. In the statement of comprehensive income, the amendments require separate disclosures for the share of other comprehensive income of associates and joint ventures accounted for using the equity method based on whether or not it will be reclassified subsequently to profit or loss. The Group and the Bank do not expect that this amendment will have an impact on the Consolidated and Separate financial statements.

• Annual Improvements to IFRSs 2010-2012 Cycle (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). The amendments impact the following standards:

IFRS 2 Share-based Payment - Amend the definitions of “vesting condition” and “market condition” and adds definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. Specifically,

•                  For “market condition”, the amendment indicates that is is a performance condition that relates to the market price or value of the entity’s equity instruments or the equity instruments of another entity in the same group. A market condition requires the counterparty to complete a specified period of service.

•                  For “performance condition”, the amendment specifies that the period over which the performance target is achieved should not extend beyond the service period and that it is defined by reference to the entity’s own operations or activities of another entity in the same group.

IFRS 3 Business Combinations — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value should be recognized in profit or loss.

IFRS 8 Operating Segments — Require disclosure of the judgments made by management in applying the aggregation criteria to operating segments, including a brief description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have similar economic characteristics. Clarify that reconciliations of the total of the reportable segments’ assets to the entity’s assets are only required if the segments’ assets are regularly reported to the chief operating decision maker.

IFRS 13 Fair Value Measurement — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis, if the effect of discounting is not material (amends basis for conclusions only).

IAS 24 Related Party Disclosures — Clarify that a management entity providing key management personnel services to a reporting entity or to the parent of the reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Separate financial statements.

•IAS 27 (Amendment) Equity Method in Separate Financial Statements (effective for annual periods beginning on or after 1 January 2016). The amendment allows entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Bank does not have the intention to apply this amendment.

• Annual Improvements to IFRSs 2012-2014 Cycle (effective for annual periods beginning on or after 1 January 2016). The amendments impact the following standards:

Notes to the Financial Statements

Group and Bank

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations - The amendment clarifies that, when an asset (or disposal group) is reclassified from “held for sale” to “held for distribution to owners”, or vice versa, this does not constitute a change to a plan of sale or distribution, and does not have to be accounted for as such. This means that the asset (or disposal group) does not need to be reinstated in the financial statements as if it had never been classified as “held for sale” or “held for distribution to owners” simply because the manner of disposal has changed. The amendment also rectifies an omission in the standard by explaining that the guidance on changes in a plan of sale should be applied to an asset (or disposal group) which ceases to be held for distribution but is not reclassified as ‘held for sale’.

IFRS 7 Financial Instruments: Disclosures - There are two amendments to IFRS 7.

(1) Servicing contracts

If an entity transfers a financial asset to a third party under conditions which allow the transferor to derecognise the asset, IFRS 7 requires disclosure of all types of continuing involvement that the entity might still have in the transferred assets. IFRS 7 provides guidance on what is meant by continuing involvement in this context. The amendment adds specific guidance to help management determine whether the terms of an arrangement to service a financial asset which has been transferred constitute continuing involvement. The amendment is prospective with an option to apply retrospectively.

(2) Interim financial statements

The amendment clarifies that the additional disclosure required by the amendments to IFRS 7, ‘Disclosure — Offsetting financial assets and financial liabilities’ is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.

IAS 19 Employee Benefits - The amendment clarifies that, when determining the discount rate for post-employment benefit obligations, it is the currency that the liabilities are denominated in that is important, and not the country where they arise. The assessment of whether there is a deep market in high-quality corporate bonds is based on corporate bonds in that currency, not corporate bonds in a particular country. Similarly, where there is no deep market in high-quality corporate bonds in that currency, government bonds in the relevant currency should be used. The amendment is retrospective but limited to the beginning of the earliest period presented.

•IAS 12 (Amendments) Recognition of Deferred Tax Assets for Unrealised Losses (effective for annual periods beginning on or after 1 January 2017, as issued by the EU).  This amendment clarifies the following aspects: Unrealised losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.  An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

• IAS 16 and IAS 38 (Amendments) Clarification of Acceptable Methods of Depreciation and Amortisation (effective for annual periods beginning on or after 1 January 2016). The amendment clarifies that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property plant and equipment. The amendment introduce a rebuttable presumption that an amortisation method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated. The Group has adopted the straight line depreciation method both for property plant and equipment and for intangible assets as it considers that this method adequately reflects the consumption of the economic benefits of the assets.

• IAS 7 (Amendments) Disclosure Initiative (effective for annual periods beginning on or after 1 January 2017). The amendment requires that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The Group and the Bank have not applied these amendments, but they are not expected to have a material impact on the Consolidated and Bank financial statements.

•  IAS 19 (Amendments) Defined Benefit Plans: Employee Contributions (effective for annual periods beginning on or after 1 February 2015, as endorsed by the EU). Amends the requirements in IAS 19 (2011) “Employee Benefits” for contributions from employees or third parties that are linked to service. If the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. If the amount of the contributions is dependent on the number of years of service, an entity is required to attribute those contributions to periods of service using the same attribution method required by paragraph 70 of IAS 19 for the gross benefit (i.e. either using the plan’s contribution formula or on a straight-line basis).The Group and the Bank have not applied this amendment, but it is not expected to have a material impact on the Consolidated and Bank financial statements.

There are no other IFRSs or IFRIC interpretations which are not yet effective and would be expected to have a material impact on the consolidated and separate financial statements.

Notes to the Financial Statements

Group and Bank

2.4                                    Consolidation

2.4.1                     Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and its subsidiaries (including structured entities), which are entities controlled by the Bank. Control is achieved, if and only if, the Bank has a) power over the subsidiaries b) exposure, or rights to variable returns from its involvement with the subsidiaries and c) the ability to use its power over the subsidiaries to affect the amount of the Bank’s returns.

Income and expenses and other comprehensive income of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and in the consolidated statement of comprehensive income, respectively, from the effective date of acquisition and up to the effective date of disposal, as appropriate. Profit/(loss) for the period and total comprehensive income/(expense) of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.4.2                     Non-controlling interests

Non-controlling interests may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognised amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income/ (expense) is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

2.4.3                     Changes in the Group’s ownership interests in subsidiaries that do not result in loss of control

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Bank.

2.4.4                     Loss of control

When the Group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. For assets of the subsidiary carried at fair value with the related cumulative gain or loss recognised in other comprehensive income, the amounts previously recognised in other comprehensive income are accounted for as if the Bank had directly disposed of the relevant assets (i.e. reclassified to the income statement or transferred directly to retained earnings as specified by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

2.4.5                     Put options on non-controlling interests

The Group occasionally enters into arrangements either as part or independently of a business combination, whereby the Group is committed to acquire the shares held by the non-controlling interest holder in a subsidiary or whereby a non-controlling interest holder can put its shares to the Group.

The Group applies IAS 32.23, which requires that the commitment or put option is accounted for as a liability in the consolidated financial statements. The recognition of the liability results in accounting as if the Group has already acquired the shares subject to such arrangements. Therefore, no non-controlling interest is recognised for reporting purposes in relation to the shares that are subject to the commitment or the put option. The liability is measured at fair value, using valuation techniques based on best estimates available to the management of the Group. Any subsequent changes to the valuation of the put option are recorded as changes to the liability and a gain or loss in the income statement.

2.4.6                     Contribution of assets to subsidiary in exchange for shares of the subsidiary

When the Bank transfers property and equipment, intangible assets or investment property to an existing or new subsidiary in exchange for shares in the subsidiary, the Bank recognises in the individual financial statements the carrying value of the transferred asset as investment in subsidiaries. Such transactions do not affect the consolidated financial statements.

Notes to the Financial Statements

Group and Bank

2.4.7                     Associates

Associates are entities over which the Group has significant influence, but which it does not control. If the Group holds, directly or indirectly, 20% or more of the voting power of the investee, it is presumed that the Group has significant influence, unless it can be clearly demonstrated that this is not the case. Investments in associates are accounted for by applying the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost. Goodwill arising on the acquisition of an associate is included in the carrying amount of the investment (net of any accumulated impairment loss).  The carrying amount of the investment is increased or decreased by the proportionate share of the associate’s post-acquisition profits or losses (recognised in the Group income statement) and movements in reserves (recognised in reserves). Dividends received from the associate during the year reduce the carrying value of the investment.  Investments in associates for which significant influence is intended to be temporary because such investments are acquired and held exclusively with a view to their subsequent disposal within twelve months from their acquisition, are recorded as assets held for sale. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associate. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Where necessary, the associate’s financial statements used in applying the equity method are adjusted to ensure consistency with the accounting policies adopted by the Group.

2.4.8                     Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control.  A joint arrangement has the following characteristics:

a) The parties are bound by a contractual arrangement and

b) The contractual arrangement gives two or more of those parties joint control of the arrangement.

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

A joint arrangement is either a joint operation or a joint venture.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Those parties are called joint venturers.

The Group determines the type of joint arrangement in which it is involved and classifies the joint arrangement as a joint operation or a joint venture depending upon the rights and obligations of the parties to the arrangement.

In case of a joint operator the Group recognizes:

a) its assets, including its share of any assets held jointly, b) its liabilities, including its share of any liabilities incurred jointly, c) its revenue from the sale of its share of the output arising from the joint operation d) its share of the revenue from the sale of the output by the joint operation and e) its expenses, including its share of any expenses incurred jointly.

In case of a joint venture the Group recognizes its interest in a joint venture as an investment and accounts for that investment using the equity method. (see Note 2.4.7 above).

2.4.9                     Investments in subsidiaries, associates and joint ventures in individual financial statements

In the Bank’s financial statements subsidiaries, associates and joint ventures are measured at cost less impairment.

2.4.10              Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

At each reporting date, the Group and the Bank assesses whether there is any indication that an investment in a subsidiary, associate or joint venture may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the investment.  Where the carrying amount of an investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2.5                                    Business combinations

2.5.1                     Acquisition method

Acquisitions of businesses within the scope of IFRS 3 are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are generally recognised in the income statement as incurred.

Notes to the Financial Statements

Group and Bank

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

•                  deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•                  liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see Note 2.30.2); and

•                  assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

2.5.2                     Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in the income statement.

2.5.3                     Contingent consideration

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37, as appropriate, with the corresponding gain or loss being recognised in the income statement.

2.5.4                     Business combination achieved in stages

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognised in the income statement. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive income are reclassified to the income statement where such treatment would be appropriate if that interest were disposed of.

2.5.5                     Provisional accounting

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see Note 2.5.3 above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognised at that date.

2.6                                    Foreign currency translations

Items included in the financial statements of each entity of the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements of the Group are presented in millions of Euro (€), which is the functional currency of the Bank.

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing at the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as gains or losses from qualifying cash flow or net investment hedging instruments.  Translation differences on debt securities and other monetary financial assets re-measured at fair value are included in “Net trading income and results from investment securities”.  Translation differences on non-monetary financial assets are a component of the change in their fair value and are recognised in the income statement for equity securities held for trading, or in other comprehensive income for equity securities classified as available-for-sale investment securities. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction.

Notes to the Financial Statements

Group and Bank

When preparing the financial statements, assets and liabilities of foreign entities are translated at the exchange rates prevailing at the reporting date, while income and expense items are translated at average rates for the period.  Differences resulting from the use of closing and average exchange rates and from revaluing a foreign entity’s opening net asset balance at closing rate are recognised directly in foreign currency translation reserve within other comprehensive income.

When a monetary item forms part of a reporting entity’s net investment in a foreign operation and is denominated in a currency other than the functional currency of either the reporting entity or the foreign operation, the exchange differences that arise in the individual financial statements of both companies are reclassified to other comprehensive income upon consolidation.  When a foreign entity is sold, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.7                                    Financial assets and liabilities at fair value through profit or loss

This category has the following two sub-categories:

•                  Trading and

•                  Financial assets and liabilities designated as at fair value through profit or loss.

2.7.1                     Trading

The trading category includes securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are included in a portfolio in which a pattern of short-term profit making exists, and derivatives unless they are designated as and are effective hedging instruments.

Trading securities may also include securities sold under sale and repurchase agreements (see Note 2.16 below).

2.7.2                     Financial assets and liabilities designated as at fair value through profit or loss

The Group designates at initial recognition certain financial assets or liabilities as at fair value through profit or loss when:

i.                  Doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as “an accounting mismatch”) that would otherwise arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances to customers or banks and debt securities in issue;

ii.               A group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to key management personnel, for example the Board of Directors and Chief Executive Officer.

iii.          The financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments and would have to be separated if not in this category.

The fair value designation, once made, is irrevocable.

2.7.3                     Measurement

Financial assets and liabilities at fair value through profit or loss (both trading and designated) are initially recognised at fair value and subsequently re-measured at fair value.

Gains and losses realised on disposal or redemption and unrealised gains and losses from changes in the fair value are included in “Net trading income and results from investment securities”.

Dividend income is recognised in the income statement when the right to receive payment is established.  This is the ex-dividend date for equity securities and is separately reported and included in “Net other income / (expense)”.

The amount of change during the period, and cumulatively, in the fair values of designated financial liabilities and loans and advances to customers that is attributable to changes in their credit risk is determined as the amount of change in the fair value that is not attributable to changes in market conditions that give rise to market risk.

2.8                                    Derivative financial instruments and hedging

Derivative financial instruments including foreign exchange contracts, forward rate agreements, currency and interest rate swaps, interest rate futures, currency and interest rate options (both written and purchased) and other derivative financial instruments are initially recognised in the Statement of Financial Position at fair value and subsequently are re-measured at their fair value. Derivatives are presented in assets when favourable to the Group and in liabilities when unfavourable to the Group.  Where the Group enters into derivative instruments used for trading purposes, realised and unrealised gains and losses are recognised in the income statement.

A derivative may be embedded in another financial instrument, known as “host contract”.  In such cases, the derivative instrument is separated from the host contract and treated as a separate derivative, provided that its risks and economic characteristics are not closely

Notes to the Financial Statements

Group and Bank

related to those of the host contract, the embedded derivative actually meets the definition of a derivative and the host contract is not carried at fair value with unrealised gains and losses reported in the income statement.

Certain derivative instruments transacted as effective economic hedges under the Group’s risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated in the same way as derivative instruments held for trading purposes.

The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions.  The Group applies fair value, cash flow or net investment hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.  The Group’s criteria for a derivative instrument to be accounted for as a hedge include:

•                  at inception of the hedge, there is formal designation and documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship;

•                  the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the hedging period.  A hedge is considered to be highly effective when the Group achieves offsetting changes in fair value between 80 percent and 125 percent for the risk being hedged; and

•                  the hedge is highly effective on an ongoing basis.

2.8.1                     Fair value hedges

For qualifying fair value hedges, the change in fair value of the hedging derivative is recognised in the income statement along with the corresponding change in the fair value of the hedged item that is attributable to that specific hedged risk.  If the hedge relationship no longer meets the criteria for hedge accounting, for reasons other than the derecognition of the hedged item, or the hedging designation is revoked, the cumulative adjustment to the carrying amount of the hedged item, is, in the case of interest bearing financial instruments, amortised to the income statement over the remaining term of the original hedge item, while for non-interest bearing instruments that amount is immediately recognised in the income statement.  If the hedged item has been derecognised, e.g. sold or repaid, the unamortized fair value adjustment is recognised immediately in the income statement.

2.8.2                     Cash flow hedges

Fair value gains or losses associated with the effective portion of a derivative designated as a cash flow hedge are recognised initially in other comprehensive income.  When the cash flows that the derivative is hedging (including cash flows from transactions that were only forecast when the derivative hedge was effected) materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from other comprehensive income to corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in other comprehensive income is transferred to the income statement when the committed or forecast transaction occurs.

The foreign currency risk of a highly probable forecast intragroup transaction may qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect the consolidated income statement.

2.8.3                     Net investment hedge

Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges.  The gain or loss on the effective portion of the hedging instrument is recognised in other comprehensive income; any gain or loss on the ineffective portion is recognized immediately in the income statement.  Gains and losses accumulated in other comprehensive income are recycled in the income statement on the disposal of the foreign operation.

2.8.4                     Hedge effectiveness testing

To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective test), and demonstrate actual effectiveness (retrospective test) on an ongoing basis.

The documentation of each hedging relationship sets out how effective the hedge is assessed.  The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

Hedge ineffectiveness is recognized in the income statement in Net trading income / (loss) and results from investment securities.

2.8.5                     Novation of derivatives and continuation of hedge accounting

When a) a derivative designated as a hedging instrument is novated to a clearing counterparty and b) certain conditions are met, a relief from discontinuing hedge accounting is provided.

2.9                                    Investment securities

Investment securities are initially recognised at fair value (including transaction costs) and are classified as available-for-sale, held-to-maturity, or loans-and-receivables based on the securities’ characteristics and management intention on purchase date.  Investment

Notes to the Financial Statements

Group and Bank

securities are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  All other purchases and sales, which do not fall within market convention, are recognised as derivative forward transactions until settlement.

Available-for-sale investment securities are measured subsequent to initial recognition at fair value.  Unquoted equity instruments whose fair value cannot be reliably estimated are carried at cost.  Unrealised gains and losses arising from changes in the fair value of available-for-sale investment securities are reported in other comprehensive income, net of taxes (where applicable), until such investment is sold, collected or otherwise disposed of, or until such investment is determined to be impaired.

Available-for-sale investment securities may be sold in response to needs for liquidity or changes in interest rates, foreign exchange rates or equity prices.  When an available-for-sale investment security is disposed of or impaired, the accumulated unrealised gain or loss included in other comprehensive income is transferred to the income statement for the period and reported as gains / losses from investment securities.  Gains and losses on disposal are determined using the moving average cost method.

Held-to-maturity investment securities consist of non-derivative, securities that are quoted in an active market, with fixed or determinable payments and fixed maturity, which the management has the positive intent and ability to hold to maturity.

Loan and receivable investment securities consist of non-derivative investment securities with fixed or determinable payments that are not quoted in an active market.

Held-to-maturity and Loan and receivable investment securities are carried at amortised cost using the effective interest rate method, less any provision for impairment. Amortised cost is calculated by taking into account any fees, points paid or received, transaction costs and any discount or premium on acquisition.

Impairment: The Group assesses at each reporting date whether there is objective evidence that an investment security or a group of such securities is impaired.

Particularly for equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.

If any objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the Income statement) is removed from Other comprehensive income and recognised in the Income statement.  Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the Income statement.

The amount of the impairment loss for held-to-maturity and loans and receivable investment securities, which are carried at amortised cost is calculated as the difference between the asset’s carrying amount and the present value of expected future cash flows discounted at the financial instrument’s original effective interest rate.

Dividend income is recognised when the right to receive payment is established (the ex-dividend date) for equity securities and is separately reported and included in “Net other income/ (expense)”.

2.10                             Reclassification of financial instruments

The Group reclassifies non-derivative debt instruments out of the trading and available-for-sale categories and into the loans-and-receivables category if the instruments meet the definition of this category at the date of reclassification and the Group has the intention and ability to hold the instruments for the foreseeable future or until maturity.

When rare circumstances cause significant deterioration in the trading activity or substantially affect the observable prices of non-derivative financial assets classified in the trading category, the Group reclassifies such financial assets out of the trading category and into the held-to-maturity or available-for-sale categories, provided the assets meet definition of the respective category at the date of reclassification and the Group does not have the intention to sell them in the near term. Such reclassifications can occur only once in response to a single rare event.

If there is a change in intention or ability to hold a debt financial instrument to maturity, the Group reclassifies such instruments out of the available-for-sale category and into the held-to-maturity category, provided the instruments meet the definition of the latter at the date of reclassification.

For financial assets reclassified as described above, the fair value at the date of reclassification becomes the new amortized cost at that date.

When the instruments reclassified out of the trading category include embedded derivatives, the Group reassesses at the reclassification date, whether the embedded derivatives need to be separated from the host contract, on the basis of the circumstances that existed when the Group became a party to the contract.

The Group transfers debt instruments that have been reclassified as loans-and-receivables from the trading or available-for-sale categories, into the available-for-sale category if the instruments subsequently become quoted in an active market and the Group does not intend to hold them for the foreseeable future or until maturity. The fair value of the instruments at the date of reclassification becomes the new amortised cost at that date.  The difference between the amortised cost immediately prior to reclassification and the fair value at the date

Notes to the Financial Statements

Group and Bank

of reclassification is recognized in the available-for-sale securities reserve through other comprehensive income and is amortised in the Income statement.

2.11                             Fair value of financial instruments

The Group measures the fair value of its financial instruments based on a framework for measuring fair value that categorises financial instruments based on a three-level hierarchy of the inputs to the valuation technique, as discussed below.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market An active market, is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide pricing information on an ongoing basis and are characterized with low bid/ask spreads.

Level 2: Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (for example derived from prices) for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, as well as debt securities without quoted prices and certain derivative contracts whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes government and corporate debt securities with prices in markets that are not active and certain over-the-counter (“OTC”) derivative contracts.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level in the fair value hierarchy within which the fair value measurement is categorised in its entirety, is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

2.12                             Recognition of deferred Day 1 profit or loss

When the fair value is determined using valuation models for which not all inputs are market observable prices or rates, the Group initially recognises a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit or loss”.  The Group does not recognise that initial difference, immediately in the income statement.

Deferred Day 1 profit or loss is amortised over the life of the instrument.  Any unrecognised Day 1 profit or loss is immediately released to income statement if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market or upon settlement.

After entering into a transaction, the Group measures the financial instrument at fair value, adjusted for the deferred Day 1 profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred Day 1 profits and losses.

2.13                             Loans and advances to customers

Loans and advances to customers include loans and advances originated by the Group, where money is provided directly to the borrower, finance lease and factoring receivables.

Loans and advances to customers that are originated with the intent to be sold (if any) are recorded as assets at fair value through profit or loss or available-for-sale investment securities.

Loans originated by the Group are recognised when cash is advanced to borrowers.  Loans and advances to customers are initially recorded at fair value, which is usually the net amount disbursed at inception including directly attributable origination costs and certain types of fees or commission (syndication commission, commitment fees and handling charges) that are regarded as an adjustment to the effective interest rate of the loan, and are subsequently measured at amortised cost using the effective interest rate method, unless they are “designated as at fair value through profit or loss” (see Note 2.7.2).

2.14                             Impairment losses on loans and advances to customers and write-offs

The Group assesses at each reporting date whether there is objective evidence that a loan (or group of loans) is impaired.

A loan (or group of loans) is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the loan (or group of loans) that can be reliably estimated.

Notes to the Financial Statements

Group and Bank

An allowance for impairment is established if there is objective evidence that the Group will be unable to collect all amounts due according to the original contractual terms.

Objective evidence that a loan is impaired includes observable data that comes to the attention of the Group about the following loss events:

(a)         significant financial difficulty of the issuer or obligor;

(b)         a breach of contract, such as a default or delinquency in interest or principal payments;

(c)          the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that it would not otherwise consider;

(d)         it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(e)          the disappearance of an active market for that financial asset because of financial difficulties; or

(f)           observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.                  adverse changes in the payment status of borrowers in the group (e.g. an increased number of delayed payments); or

ii.               national or local economic conditions that correlate with defaults on the assets in the group.

The impairment loss is reported through the use of an allowance account on the Statement of Financial Position. Additions to impairment losses are made through credit provisions and other impairment charges in the Income statement.

The Group assesses whether objective evidence of impairment exists individually for loans that are considered individually significant and individually or collectively for loans that are not considered individually significant. Individually significant exposures are those exposures that exceed the lower of 0.1% NBG’s group entity’s equity and €750 thousand.

If there is objective evidence that an impairment loss on loans and advances to customers carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the loans’ carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at a) the loan’s original effective interest rate, if the loan bears a fixed interest rate, or b) current effective interest rate, if the loan bears a variable interest rate.

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from obtaining and selling the collateral, whether or not foreclosure is probable.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics.  Corporate loans are grouped based on days in arrears, product type, economic sector, size of business, collateral type and other relevant credit risk characteristics.  Retail loans are also grouped based on days in arrears or product type.  Those characteristics are relevant to the estimation of future cash flows for pools of loans by being indicative of the debtors’ ability to pay all amounts due and together with historical loss experience for loans with credit risk characteristics similar to those in the pool form the foundation of the loan loss allowance computation. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects and conditions in the historical period that do not currently exist.

The methodology and assumptions used in estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

In the case of loans to borrowers in countries where there is an increased risk of difficulties in servicing external debt, an assessment of the political and economic situation is made, and additional country risk provisions are established if necessary.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account.  The amount of the reversal is recognised in the Income statement as part of the impairment charge for credit losses on loans and advances to customers.

Subject to compliance with tax laws in each jurisdiction, a loan, which is deemed to be uncollectible or forgiven, is written off against the related provision for loans impairment.  Subsequent recoveries are credited to impairment losses on loans and advances to customers in the Income statement.

Write-offs

The Group’s write-off policy prescribes which loans and receivables fall into its scope and the criteria that must be met for each type of asset in order for each write-off to be approved by the relevant competent committee.

Loan amounts to be written off for accounting purposes are individually identified and fully provided for. For all loan amounts written-off for accounting purposes, documentation is retained and is available to evidence and support the reasoning for the write-off and that the appropriate actions have been taken.

The following factors are taken into consideration when qualifying a loan for write-off:

Notes to the Financial Statements

Group and Bank

i.                  The past due status of the loan.

ii.               The existence of collateral held by the Group to secure the loan and the ability to liquidate that collateral.

iii.          The status of legal actions undertaken by the Group as well as the results of recent research regarding the borrower’s real property. However, completion of such legal actions is not a necessary condition to write-off a loan if the claim against the borrower would remain valid after the loan is written-off.

iv.         The existence of other assets held by the borrower identified through available databases.

v.              An assessment of the costs expected to be incurred for pursuing recovery compared to the expected recovery.

In particular:

i.                Mortgages are written-off for accounting purposes after a maximum period in past-due of at least 10 years and when there is no realistic prospect of recovering those amounts. The competent business units ensure that all appropriate actions have been taken in order to collect and no further recovery action is possible or practicable.

ii.             Unsecured consumer, credit card and Small Business Lending (“SBL”) exposures may not be written-off for accounting purposes even after a period of at least 60 months after the agreement is terminated.

iii.          Corporate and secured SBL exposures are considered for write-off for accounting purposes on a case by case analysis, based on the general requirements (i)-(v) above.

In specific cases corroborated with legal evidence, such as for example fraud or bankruptcy of the borrower, exposures can be written-off for accounting purposes regardless of whether the criteria above are satisfied. Written-off loans, either retail or corporate, are monitored until completion and exhaustion of legal actions having taken into consideration the efforts and cost required.

Write-offs are approved by each competent committee in accordance with its authority limits prescribed in its charter.

2.15                             Derecognition

2.15.1              Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

•                  the rights to receive cash flows from the asset have expired;

•                  the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement; or

•                  the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

As part of its activities, the Bank securitises certain financial assets, generally through the sale of these assets to special purposes entities, which issue securities collateralised with these assets.

To the extent that the Bank sells these securities to third party investors, the transferred assets may qualify for derecognition in full or in part. Gains or losses on securitizations are based on the carrying amount of the financial assets derecognised and the retained interest, based on their relative fair values at the date of the transfer.

2.15.2              Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the Income statement.

When equity instruments issued to a creditor to extinguish all or part of a financial liability are recognised initially, an entity shall measure them at the fair value of the equity instruments issued, unless that fair value cannot be reliably measured.

2.16                             Sale and repurchase agreements

Securities sold subject to a commitment to repurchase them at a predetermined price (‘Repos’) are retained on the Statement of Financial Position and the counterparty liability is included in amounts due to banks, due to customers or other deposits, as appropriate. Securities

Notes to the Financial Statements

Group and Bank

purchased under agreement to resell (‘Reverse Repos’) are recorded as due from banks or loans and advances to customers, as appropriate.  The difference between sale and repurchase price (or the purchase and resale price) is treated as interest expense (or income) and accrued over the life of the Repos (or Reverse Repos) agreement using the effective interest rate method.

2.17                             Securities borrowing and lending

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received, plus accrued interest.  Securities borrowed and securities received as collateral under securities lending transactions are not recognised in the financial statements unless control of the contractual rights that comprise these securities transferred is gained or sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in trading income.  The obligation to return them is recorded at fair value as a trading liability.

Respectively, securities lent and securities provided as collateral under securities borrowing transactions are not derecognised from the financial statements unless control of the contractual rights that comprise these securities transferred is relinquished.

The Group monitors the market value of the securities borrowed and lent on a regular basis and provides or requests additional collateral in accordance with the underlying agreements.  Fees and interest received or paid are recorded as interest income or interest expense, on an accrual basis.

2.18                             Regular way purchases and sales

“Regular way” purchases and sales of financial assets and liabilities (that is, those that require delivery within the time frame established by regulation or market convention) are recognised on the settlement date apart from trading and investment securities and derivative financial instruments, which are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset.  Other purchases and sales of trading securities are treated as derivatives until settlement occurs.

2.19                             Offsetting

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position when, and only when there is currently a legally enforceable right to offset the recognised amounts and there is an intention to realize the asset and settle the liability simultaneously or on a net basis.

2.20                             Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing instruments using the effective interest rate method.  Interest income includes interest on loans and advances to customers, coupons earned on fixed income investment and trading securities and accrued discount and premium on treasury bills and other instruments.

Fees and direct costs relating to a loan origination or acquiring a security, financing or restructuring and to loan commitments are deferred and amortised to interest income over the life of the instrument using the effective interest rate method.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.21                             Fees and commissions

Fees and commissions are generally recognised on an accrual basis over the period the service is provided.  Commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as acquisition of loans, equity shares or other securities or the purchase or disposal of businesses, are recognised upon completion of the underlying transaction.

2.22                             Property and equipment

Property and equipment include land and buildings, leasehold improvements and transportation and other equipment, held by the Group for use in the supply of services or for administrative purposes.  Property and equipment are initially recorded at cost, which includes all costs that are required to bring an asset into operating condition.

Subsequent to initial recognition, property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs incurred subsequent to the acquisition of an asset, which is classified as property and equipment are capitalised, only when it is probable that they will result in future economic benefits to the Group beyond those originally anticipated for the asset, otherwise they are expensed as incurred.

Depreciation of an item of property and equipment begins when it is available for use and ceases only when the asset is derecognised.  Therefore, the depreciation of an item of property and equipment that is retired from active use does not cease unless it is fully depreciated, but its useful life is reassessed.  Property and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Notes to the Financial Statements

Group and Bank

Land	No depreciation
Buildings	Not exceeding 50 years
Leasehold improvements	Residual lease term, not exceeding 12 years
Furniture and related equipment	Not exceeding 12 years
Motor vehicles	Not exceeding 10 years
Hardware and other equipment	Not exceeding 5 years

At each reporting date the Group assesses whether there is any indication that an item of property and equipment may be impaired.  If any such indication exists, the Group estimates the recoverable amount of the asset. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.  Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining profit / (loss) before tax.

Assets that are classified as “foreclosed assets” are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through mutual agreement or court action. Foreclosed assets arise when the Group initiates legal actions for debt collection upon the recognition that repayment or restructuring of the debt cannot be achieved. In case the exposures are collateralized with assets, legal actions involve the initiation of an auction program that targets the repayment of the loans through the collateral liquidation value. Foreclosed assets are initially measured at the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses. Subsequent to foreclosure, gains or losses on the disposal of, and losses or gains up to the amount of previous write-downs arising from the periodic revaluation of foreclosed properties are recorded in “Net other income/(expense)”.

2.23                             Investment property

Investment property includes land and buildings, owned by the Group (or held through a finance leasing agreement) with the intention of earning rentals or for capital appreciation or both, and is initially recorded at cost, which includes transaction costs.

Subsequent to initial recognition, investment property is measured at cost less accumulated depreciation and any accumulated impairment losses.

Investment property is depreciated on a straight-line basis over its estimated useful life, which approximates the useful life of similar assets included in property and equipment.  Investment property is reviewed at least annually for impairment based mainly on external appraisals.

2.24                             Goodwill, software, and other intangible assets

2.24.1              Goodwill

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition (see Note 2.5.2) less accumulated impairment losses.

Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment.  The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable.  When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use.  Fair value is estimated by reference to market value, if available, or is determined by a qualified evaluator or pricing model. Determination of a fair value and value in use requires management to make assumptions and use estimates, as described in Notes 3 and 25. If the recoverable amount is less than the carrying amount, an irreversible impairment loss is recognised, and the goodwill is written down by the excess of the carrying amount of the unit over its recoverable amount.

2.24.2              Intangible assets acquired through business combinations

Intangible assets acquired through business combinations include brand names, which have an indefinite life and core deposits and customer relationships, which have a finite life and are amortised on a straight line basis over their useful lives of 6-11 years.

2.24.3              Software

Software includes costs that are directly associated with identifiable and unique software products controlled by the Group that are anticipated to generate future economic benefits exceeding costs beyond one year.  Expenditure, which enhances or extends the performance of computer software programs beyond their original specifications is recognised as a capital improvement and added to the original cost of the software.

Software is amortised using the straight-line method over the useful life, not exceeding a period of 20 years.

In particular for internally generated software, the amount initially recognised is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria.  Where no internally generated intangible asset can be recognised, development expenditure is charged to the income statement in the period in which it is incurred.

Notes to the Financial Statements

Group and Bank

Research costs are expensed as incurred. An internally generated software arising from development expenditure incurred on an individual project is recognized only when the Group can demonstrate:

•                  the technical feasibility of completing the internally generated software so that it will be available for use,

•                  its intention to complete and use the asset,

•                  the ability to use the asset,

•                  how the asset will generate future economic benefits,

•                  the ability of adequate technical, financial and other resources to complete the development and use the asset and

•                  the ability to measure reliably the expenditure during development.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and impairment losses.

Expenditure on starting up an operation or branch, training personnel, advertising and promotion and relocating or reorganizing part or the entire Group is recognised as an expense when it is incurred.

2.24.4              Impairment

At each reporting date, management reviews intangible assets and assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of intangible assets is fully recoverable.  A write-down is made if the carrying amount exceeds the recoverable amount.

2.25                             Insurance operations

In accordance with the requirements of IFRS 4 the Group classifies its contracts into insurance contracts and investment contracts.

2.25.1              Contract classification

a. Insurance contracts

Insurance contracts are defined as those contracts that contain significant insurance risk at the inception of the contract. A contract which exposes the insurance company to financial risk without material insurance risk is not an insurance contract.

The Group classifies its financial guarantee contracts issued by its insurance companies as insurance contracts.

Insurance contracts are categorized in two categories according to the nature of the insurance risk.

a1. Life insurance contracts

Life insurance includes all types of traditional coverage (term, whole life, endowment, annuities) and unit-linked products for which a guaranteed premium return is provided at maturity. The associated premiums are recognized on issuance or renewal of the contracts.

a2. Property & casualty insurance contracts (P&C)

Premiums are recorded on inception of the policies and are recognized as revenue (earned premiums) on a pro rata basis over the related policy term. Deferred income is carried over to the unearned premium reserve.

b. Investment contracts

Investment Contracts are defined as those contracts that are not classified as Insurance Contracts.

b1. Deposit Administration Funds (DAF)

Such policies offer a guaranteed investment return on members contributions plus a discretionary participation feature.  Policies are written to employees of companies, which define the benefits to be received. Any shortfalls are covered by the company whose employees are insured.

b2. Unit Linked investment contracts

Policies linked with financial instruments where the insured bears the investment risk.

2.25.2              Deferred acquisition costs (DAC)

Commissions and other acquisition costs incurred during the financial period for issuing new contracts and /or renewing existing contracts, which are related to subsequent financial periods are deferred and recognised over the period in which the revenue is recognised.

2.25.3              Insurance reserves

Insurance reserves include the statutory reserves for life and non-life insurance and the results of the test performed to assess the adequacy of these reserves:

Notes to the Financial Statements

Group and Bank

Mathematical reserves: Life insurance mathematical reserves represent net premium statutory reserves calculated using a specific technical basis regarding the underlying interest and mortality rates.

Outstanding claims reserve: Outstanding claims reserves consist of the case provisions set by the assessors and the actuarially estimated additional amounts to cover the possible inadequacy of these provisions, the cost of not reported (IBNR) claims and the associated claims handling expenses. The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques, such as Chain Ladder and Bornheutter-Ferguson methods. The main assumption underlying these techniques is that a Group’s past claims development experience can be used to project future claims development and hence ultimate claims costs.

Unearned premium reserve: Calculated on a pro-rata basis for the time period from the valuation date to the end of the period for which premium has been booked.

Unexpired risk reserve: Represents an estimate for the additional amount required to cover the inadequacy of the unearned premium reserve in case of high loss and expense ratios.

Liability Adequacy Test (LAT): The Group assesses whether its recognised insurance liabilities are adequate by applying a liability adequacy test (“LAT”), by using current estimations of future cash flows. Additional liability resulting from the LAT, increases the carrying amount of insurance liabilities as determined in accordance with the above mentioned policies and is charged to the Income statement.

2.25.4              Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset is recorded. Amounts paid for retroactive reinsurance are reported as reinsurance receivables, increased to the amount of the recorded reserves relating to the underlying reinsured contracts. Any resulting gain is deferred and amortised over the remaining settlement period. Where the amount paid exceeds recorded reserves, the excess is recognized in the income statement.

2.26                             Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement.  It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset.

2.26.1              A Group company is the lessee

Finance lease: Leases where the Group has substantially all the risks and rewards of ownership of the asset are classified as finance leases.  Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments.  Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.  The outstanding rental obligations, net of finance charges, are included in other liabilities.  The interest element of the finance cost is charged to the income statement over the lease period.  All assets acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Operating lease: Leases where a significant portion of the risks and rewards of ownership of the asset are retained by the lessor. are classified as operating leases.  The total payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.  When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.26.2              A Group company is the lessor

Finance leases: When assets are leased out under a finance lease, the present value of the minimum lease payments is recognised as a receivable. Lease income is recognised over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return. Finance lease receivables are included in loans and advances to customers.

Operating leases: Fixed assets leased out under operating leases are included in the Statement of Financial Position based on the nature of the asset. They are depreciated over their useful lives on a basis consistent with similar owned property. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease term

2.27                             Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, unrestricted balances held with central banks, amounts due from other banks and highly liquid financial assets with original maturities of less than three months from the date of acquisition such as treasury bills and other eligible bills, investment and trading securities which are subject to insignificant risk of changes to fair value and are used by the Group in the management of its short-term commitments.

Notes to the Financial Statements

Group and Bank

2.28                             Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

2.29                             Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

A financial guarantee contract, other than those assessed as insurance contracts, is recognised initially at their fair value and subsequently measured at the higher of: (a) the unamortized balance of the related fees received and deferred, and (b) the best estimate of the amount required to settle the guarantee at the reporting date.

2.30                             Employee benefits

In accordance with local conditions and practices in their respective countries. Such plans are classified as defined benefit and defined contribution plans.

2.30.1              Pension plans

a. Defined benefit plans

A defined benefit plan is a post-employment benefit plan that defines an amount of benefit to be provided, determined using a number of financial and demographic assumptions. The most significant assumptions include age, years of service or compensation, life expectancy, the discount rate, expected salary increases and pension rates. For defined benefit plans, the liability is the present value of the defined benefit obligation as at the reporting date minus the fair value of the plan assets. The defined benefit obligation and the related costs are calculated by independent actuaries on an annual basis at the end of each annual reporting period, using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds or government bonds that are denominated in the currency in which the benefits will be paid and, which have terms to maturity approximating the terms of the related liability, or estimates of rates which take into account the risk and maturity of the related liabilities where a deep market in such bonds does not exist. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined liability/(asset). Service cost (current service cost, past service cost (including the effect of curtailments) and gains or losses on settlements) and net interest on the net defined benefit liability/(asset) are charged to the income statement and are included in staff costs. The defined benefit obligation net of plan assets is recorded on the Statement of Financial Position, with changes resulting from remeasurements (comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan asset (excluding interest)) recognized immediately in OCI, with no subsequent recycling to profit or loss, in order to fully reflect the full value of the plan deficit or surplus.

b. Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligations to pay further contributions, if the entity does not hold sufficient assets to pay all employees’ benefits relating to employee service in the current and prior periods. Group contributions to defined contribution plans are charged to the income statement in the year to which they relate and are included in staff costs.

2.30.2              Share based payment transactions

The Bank has a Group-wide stock option plan for the executive members of the Board of Directors, management and staff of the Group.  The fair value of the employee services received in exchange for the grant of the options is measured by reference to the fair value of the share options at the date on which they are granted and is recognised in the income statement over the period that the services are received, which is the vesting period.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the share options granted.  Fair value of the options granted is determined using an option-pricing model that takes into account the share price at the grant date, the exercise price of the option, the life of the option, the expected volatility of the share price over the life of the option, the expected dividends on it, and the risk-free interest rate over the life of the option.

When the options are exercised and new shares are issued, the proceeds received net of any transaction costs are credited to share capital (par value) and the surplus to share premium.

2.30.3              Termination benefits

A liability for a termination benefit is recognised at the earlier of when the Group can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

Notes to the Financial Statements

Group and Bank

2.31                             Income taxes

Current income tax liability is based on taxable profit for the year. Taxable profit differs from profit/(loss) for the period as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s current income tax liability is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

The principal temporary differences arise from revaluation of certain financial instruments, including securities and derivatives, insurance reserves, provisions for defined benefit obligations and other post retirement benefits, loss from the Private Sector Initiative (“PSI”) and property and equipment. DTA relating to the unused tax losses carried forward are recognised to the extent that it is probable that sufficient taxable profits will be available in the future against which these deductible temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on laws that have been enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profits nor the accounting profits.

Recognition of deferred tax assets is based on management’s belief that it is probable that the tax benefits associated with certain temporary differences, such as tax losses carry forward and tax credits, will be realized, based on all available evidence. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In making such determination, the Group and the Bank consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income and recent financial results. In the event the Group and the Bank were to determine that it would be able to realize their deferred income tax assets in the future in excess of their recorded amount, it would make an adjustment to increase the carrying amount of deferred tax assets.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax advances against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the management intends to settle its current tax assets and liabilities on a net basis.

Deferred income tax is recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax relating to fair value changes of available-for-sale investment securities and cash flow hedges, which are charged or credited to other comprehensive income, is also credited or charged to other comprehensive income where applicable and is subsequently recognised in the income statement together with the deferred gain or loss.

2.32                             Debt securities in issue and other borrowed funds

Debt securities issued and other borrowed funds are initially recognised at fair value net of transaction costs incurred. Subsequent measurement is at amortised cost (unless they are designated as at fair value through profit or loss) and any difference between net proceeds and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

2.33                             Share capital, treasury shares and other equity items

Share and other equity items issue costs: Incremental external costs directly attributable to the issue of shares and other equity items, other than on a business combination, are deducted from equity net of any related income tax benefit.

Dividends on ordinary shares, preference shares and preferred securities: Dividends on ordinary shares are recognised as a liability in the period in which they are approved by the Bank’s Shareholders at the Annual General Meeting.  Dividends on preference shares and preferred securities classified as equity are recognised as a liability in the period in which the Group becomes committed to pay the dividend.

Treasury shares: NBG shares held by the Group are classified as treasury shares and the consideration paid including any attributable incremental external costs, net of income taxes, is deducted from total shareholders’ equity until they are cancelled, reissued or resold. Treasury shares do not reduce the number of shares issued but affect the number of outstanding shares used in the calculation of earnings per share. Treasury shares held by the Bank are not eligible to receive cash dividends. Any difference between acquisition cost and ultimate proceeds from subsequent resale (or reissue) of treasury shares is included in shareholders’ equity and is therefore not to be considered a gain or loss to be included in the income statement.

Notes to the Financial Statements

Group and Bank

2.34                             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The Group has determined the Executive Committee as its chief operating decision-maker.

All transactions between business segments are conducted on an arm’s length basis, with inter-segment revenue and costs being eliminated.  Income and expenses directly associated with each segment are included in determining business segment performance.

Geographical segments include income from assets that are either located or are managed in the respective geographical areas.

2.35                             Assets and liabilities held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification except as permitted by IFRS 5, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets held for sale are measured at their lower of carrying amount and fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the Statement of Financial Position.

Impairment losses on initial classification as held for sale are included in the income statement, even when there is a revaluation.  The same applies to gains and losses on subsequent re-measurement.

If the Group has classified an asset (or disposal group) as held for sale, but the criteria for classification as such are no longer met, the Group ceases to classify the asset (or disposal group) as held for sale.  The Group measures a non-current asset (or disposal group) that ceases to be classified as held for sale (or ceases to be included in a disposal group classified as held for sale) at the lower of:

a)             its carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation or amortisation that would have been recognised had the asset (or disposal group) not been classified as held for sale, and

b)             its recoverable amount at the date of the subsequent decision not to sell.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale or is a subsidiary acquired exclusively with a view to resale.  Classification as discontinued operations occurs upon disposal or when the operations meet the criteria to be classified as held for sale.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.

2.36                             Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.  Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.  Government grants relating to property, plant and equipment are included in other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

2.37                             Related party transactions

Related parties include entities, which the Bank has the ability to exercise significant influence in making financial and operating decisions.  Related parties include directors, their close relatives, companies owned or controlled by them and companies over which they can influence the financial and operating policies.

2.38                             Fiduciary and trust activities

The Group provides fiduciary and trust services to individuals and other institutions, whereby it holds and manages assets or invests funds received in various financial instruments at the direction of the customer.  The Group receives fee income for providing these services.  Trust assets are not assets of the Group and are not recognised in the financial statements.  The Group is not exposed to any credit risk relating to such placements, as it does not guarantee these investments.

Notes to the Financial Statements

Group and Bank

2.39                             Earnings /(losses) per share

A basic earnings per share (EPS) ratio is calculated by dividing the profit or loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period excluding the average number of ordinary shares purchased by the Group and held as treasury shares.

A diluted earnings per share ratio is computed using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if convertible debt securities, options, warrants or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

NOTE 3:                         Critical judgments and estimates

Critical judgments and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expense in the Consolidated and Bank financial statements and accompanying notes. The Group believes that the judgments, estimates and assumptions used in the preparation of the Consolidated and Bank financial statements are appropriate given the factual circumstances as of 31 December 2015.

The most significant areas, for which judgments, estimates and assumptions are required in applying the Group’s accounting policies, are the following:

Impairment losses on loans and advances to customers

Management is required to exercise judgment in making assumptions and estimates when calculating loan impairment allowances on both individually and collectively assessed loans and advances to customers.

The methodology and assumptions used are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience.

The estimation methods used by the Bank’s management include the use of statistical analyses of historical information, supplemented with significant judgment, to assess whether current economic and credit conditions are such that the actual level of incurred losses is likely to be greater or less than historical experience.

Where changes in economic, regulatory or behavioural conditions result in the most recent trends in portfolio risk factors being not fully reflected in the statistical models, risk factors are taken into account by adjusting the impairment allowances derived solely from historical loss experience.

Risk factors include changes in the macroeconomic environment and economic conditions such as national trend in housing market, unemployment rates, political circumstances, changes in laws and regulations and other influences on customer payment patterns.

During 2015, the management of the Bank revised its estimates regarding the losses incurred in the loan portfolios at the reporting date by revisiting the underlying assumptions used as inputs in both the collective and the individual impairment assessment models.

The main reasons leading to management revising its estimates over certain inputs of the methodology applied relate to the following:

•                  A protracted period of uncertainty has weighed significantly on financial and economic conditions. Macroeconomic risks followed an upward trend in H1:2015 peaking in end-June/early July 2015 along with a protracted period of inconclusive negotiations with official lenders that pushed uncertainty at very high levels and led to the return of Grexit, or a temporary suspension of euro membership, scenarios. Against this backdrop, in June 2015 the Greek Government announced a public referendum for July 5 2015, on accepting the official creditors’ terms for the activation of a new financial assistance plan. The Hellenic Republic fell in arrears on its indebtedness held by the IMF from the end of June 2015, and the involved Institutions decided to let the Second Program expire on 30 June 2015.  Against a backdrop of intensifying external financing shortages for the Greek State and the private sector, the increasing probability of an imminent sovereign credit event against the ECB, the private sector and the EU loans —  and the concomitant increase of the probability of realization of the worst case scenario(s) described above — sovereign risk premia climbed at very high levels and exerted significant downward pressures on real and financial asset valuations. The severe capital flight — a cumulative deposit withdrawal of €52.7 billion (including Government deposits) between November 2014 and July 2015 or about 28.2% of Greek banks deposits in November 2014 —imposed additional challenges to the banking system and entailed new macroeconomic risks resulting to the imposition of capital controls following the ECB decision to freeze Greek banks’ borrowing limits through the ELA and the Eurosystem.

•                  The agreement on a new financial support program for Greece in mid-July and its effective activation in August contributed to a stabilization of economic conditions, albeit the announcement of a snap election in September delayed the transmission of the positive impact to the economy. At the same time, the 3 week bank holiday in July and the imposition of capital controls since June 29, gave rise to new macroeconomic risks for the economy. In this respect, real GDP growth forecasts for 2015 have been revised significantly downwards between August and October 2015 to a projection for an annual contraction in GDP of -2.3% in 2015 (Source: IMF, World Economic Outlook, October 2015), from previous GDP growth forecasts for the same year of +2.5% in February 2015 and +0.5% in May 2015 (Source: EU Commission Winter and Spring Economic forecasts respectively). Accordingly

Notes to the Financial Statements

Group and Bank

GDP growth forecasts for 2016 have been revised twice by EU Commission to +2.9% in May (Source: EU Commission, Spring forecast, May 2015) and -1.3% in August (Source: EU Commission, Debt Sustainability Analysis, August 2015) compared with +3.6% in February 2015 (Source: EU Commission, Winter forecast, February 2015). The revised forecasts also reflected the very demanding fiscal adjustment targets for this period, the achievement of which led in the implementation of new fiscal adjustment measures corresponding to an estimated 0.9% of GDP in 2015 and 2.4% in 2016 (Greece Government Budget for 2016, November 2015) which are expected to have a negative impact on economic growth.

•                  Albeit, economic activity has been proved far more resilient than official forecasts made in Q3:2015 — real GDP change of -0.3% y-o-y in FY:2015, ELSTAT data versus estimates of -2.3% y-o-y, with the EU Commission revising upwards the GDP growth forecasts for 2016 to -0.7% y-o-y in February 2016 from -1.3% in October 2015 - the underlying challenges remain significant. In this regard, liquidity conditions are showing a very slow improvement and negotiations for the completion of the first review of the new financial support program, originally planned to be finalized in Q4:2015, are continuing in Q1:2016. Accordingly the disbursement of about €5 billion of funding related with this review has not been disbursed until March 2016 weighing directly on the Greek State’s near-term financial position and indirectly to the economy-wide liquidity conditions. Against this backdrop Greek financial asset valuations (e.g. bond and stock market prices) weakened significantly in January-February 2016 with the deterioration in international financial market conditions weighing further on financial developments in early 2016.

As a result of the above, the forecasts regarding the aforementioned parameters deteriorated.

For individually assessed loans, judgment was exercised in evaluating all recent relevant information on indicators of impairment, including the consideration of whether payments are contractually past-due and the consideration of other factors indicating deterioration in the financial condition and outlook of borrowers affecting their ability to pay. A change in estimate was also required for loans to borrowers showing signs of financial difficulty in market sectors experiencing economic stress, particularly where the likelihood of repayment and expected recoveries were affected by the prospects of refinancing or asset disposal at a value lower than previously anticipated. For those loans where objective evidence of impairment exists, management determined the size of the allowance required based on updated information and a range of relevant factors such as the realisable value of security, the likely dividend available on liquidation or bankruptcy, the viability of the customer’s business model and the capacity to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations.

For the collectively assessed portfolios the Bank recalibrated its internal models and updated its assumptions in order to better reflect the current market conditions and expectations, as discussed above, as they encompass more recent information for the political and macroeconomic environment.

Following the above changes:

•                  Impairment Loss on Retail Lending has increased to €1,727 million for the 12-month period ended 31 December 2015 compared to €1,287 million for the 12-month period ended 31 December 2014 and as a result the allowance for loan losses on Retail Lending as at 31 December 2015 has increased to €7,040 million.

•                  Impairment Loss on Corporate Lending has increased to €1,794 million for the 12-month period ended 31 December 2015 compared to €716 million for the 12-month period ended 31 December 2014 and as a result, the allowance for loan losses on Corporate Lending as at 31 December 2015 has increased to €4,623 million.

Fair value of financial instruments

The fair values of financial instruments that are not quoted in active markets are determined by using valuation techniques. These include present value methods and other models based mainly on observable input parameters and to a small extent to non-observable input parameters. Valuation models are used primarily to value derivatives transacted in the over-the-counter market and debt securities in issue designated as at fair value through profit or loss that are not traded in an active market. These models take into consideration the impact of credit risk if material.

Specifically for derivatives, this impact is estimated by calculating a separate credit value adjustment (“CVA”) for each counterparty to which the Group has exposure. The calculation considers expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from Credit Default Swaps (“CDS”) rates observed in the market, or, if these are not available, the probability of default of the counter party derived from internal rating models, or otherwise the regulatory risk weight is applied. With respect to the impact of own credit risk on the valuation of derivatives, the Group applies a methodology symmetric to the one applied for CVA.

All valuation models are validated before they are used as a basis for financial reporting. Valuation results are periodically reviewed by qualified personnel independent of the area that created the valuation. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments and with actual values when realised, in order to further validate and calibrate its models. A variety of factors are incorporated into the Group’s models, including actual or estimated market prices and rates, such as time value and volatility, market depth and liquidity, and changes in own credit risk for financial liabilities.

The Group applies its models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment.  Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves.

Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the Statement of Financial Position and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards employed.

Notes to the Financial Statements

Group and Bank

Impairment of investment securities

The Group follows the guidance of IAS 39 to determine when investment securities are impaired. This determination requires significant judgment. In particular, for investments in equity instruments, the Group evaluates, among other factors, whether there has been a significant or prolonged decline in the fair value below its cost. This evaluation of what is significant or prolonged requires judgment. In making this judgment, the Group considers among other factors, the severity and duration of the unrealized losses, the variation in share price and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance.

For investments in debt instruments, the Group assesses whether the issuer is expected to meet all payment obligations when due. This assessment takes into consideration the financial condition and prospects of the issuer.

Impairment assessment of Hellenic Republic exposure

The Greek sovereign rating was reduced by S&P on 29 June 2015, to CCC, against a backdrop of intensifying tensions and increasing risk of sovereign default to IMF and/or Greek bonds held by the ECB, and following the Greek government’s decision to hold a referendum on official creditors’ loan proposals and an “increasing indication” that the Greek government seemed prone to prioritize domestic payments over sovereign debt payments. Similarly, on 30 June 2015 Fitch downgraded Greece’s sovereign rating to ‘CC’ following the temporary breakdown of the negotiations between the Greek government and its creditors. On 30 June 2015, the Hellenic Republic defaulted on its payment obligations to the IMF in respect of a €1.5 billion repayment due.

On 12 July 2015 the EU summit reached the agreement for the Third Program which aims to provide financial aid of up to €86 billion to the Hellenic Republic for the period 2015 — 2018. Any payments due to the private sector in respect of interest and principal, are explicitly covered by the Third Program. As part of the deal the Hellenic Republic received on 20 July 2015 a €7.2 billion bridge financing in order to repay a total of €6.3 billion debt obligations to the ECB and the IMF as at 20 July 2015. On 14 July 2015, the Hellenic Republic met its contractual obligations in respect of interest and principal repayments to private sector holders of its JPY denominated bonds maturing at that date. As part of the agreement for the Third Program, on 23 July 2015 the Greek Parliament approved a package containing prior actions demanded by its creditors in order to negotiate the MoU. On 14 August 2015 the Greek Parliament approved the draft MoU of the agreement with the institutions for support from its European partners.

The completion on the agreement for the Third Program, and its initial implementation in mid-August 2015 resulted in the upgrade of Greek sovereign debt by two rating agencies: S&P raised their rating by two notches to CCC+ on July 21 2015, while Fitch upgraded Greek debt by one notch to CCC, on 18 August 2015. On 25 September 2015, Moody’s confirmed the Hellenic Republic’s Caa3 rating and changed the outlook from negative to stable. The rating action concluded the review for downgrade that commenced on 1 July 2015. On 13 November 2015, Fitch retained its CCC rating, while on 22 January 2016 S&P raised their rating by one notch to B-.

Based on the above, the Group concluded that the Group’s exposure to the Hellenic Republic does not qualify for impairment assessment as at 31 December 2015, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with this exposure, hence that the future cash flows will not be recovered in accordance with the contractual terms.

Income taxes

The Group is subject to income taxes in various jurisdictions. Significant judgment is required in determining the provision for income taxes and the amount of deferred tax asset that is recoverable. The Group considers many factors including statutory, judicial and regulatory guidance in estimating the appropriate accrued income taxes for each jurisdiction. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on based on the technical merits of tax position taken and estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which the final outcome is determined.

Deferred tax assets are recognized in respect of tax losses and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which the losses and deductible temporary differences can be utilised. Estimating the expected future taxable income requires the application of judgment and making assumptions about the future trends of the key drivers of profitability, such as loan and deposits volumes and spreads.

As of 31 December 2015 the Bank performed a thorough revision of its assessment regarding the recoverability of its deferred tax asset, taking into account the actual performance for the year ended 31 December 2015, the declining growth rate of loans past due for more than 90 days, the reduction in customer deposits’ cost, the successful share capital and mandatory conversion of debt instruments into ordinary shares in December 2015, the anticipated decrease of Eurosystem funding, following the disposal of Finansbank as well as the commitments included in the 2015 Restructuring Plan (see Note 49).

Taking into consideration the above, Management prepared analytical financial projections up to the end of 2018 and used its best estimates regarding the growth assumptions thereafter. Based on the above, Management concluded that a deferred tax asset of €5,070 million for the Group and €4,906 for the Bank may be treated as realisable.

The amount of the deferred tax asset on tax losses and deductible temporary differences currently treated as non-realizable, however, could be recognised in future periods if estimates of future taxable income during the carry-forward period are increased. Taxable income is calculated in accordance with applicable Greek tax laws and regulations; accordingly taxable income should not be considered as equal to or an alternative to net income.

Notes to the Financial Statements

Group and Bank

Changes in tax laws and rates could also affect the recorded deferred tax assets and liabilities in the future and the level of future tax income. In particular, on 16 July 2015, a new Law 4334/2015 was voted, which increased the corporation tax rate from 26% to 29%. The effect on deferred tax balances due to the change in income tax rate was a net increase on deferred tax asset by €463 million and €445 million for the Group and the Bank respectively.

The Group believes this is a critical accounting estimate due to the current market and economic conditions in Greece.

Pensions benefits — Defined benefit obligation

The present value of the defined benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions such as mortality, disability and rates of employee turnover and financial assumptions such as the discount rate, salary changes and benefit levels. Any changes in these assumptions will impact the carrying amount of defined benefit obligations. The Group determines the appropriate discount rate at the end of each year by reference to market yields based on high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related defined benefit obligations. Where a deep market in these bonds does not exist, estimates of rates which take into account the risk and maturity of the related liabilities are used.

Additional information related to other key assumptions for defined benefit obligations is disclosed in Note 12.

Insurance reserves

Insurance reserves for life insurance operations (long-duration contracts) are estimated using approved actuarial methods that include assumptions about future investment yields, mortality, expenses, options and guarantees, morbidity and terminations. Insurance reserves for property and casualty insurance operations (short-duration contracts) are determined using loss estimates, which rely on actuarial observations of loss experience for similar historic events.  Assumptions and observations of loss experience are periodically adjusted, with the support of qualified actuaries, in order to reflect current conditions.  Any additional future losses anticipated from the revision of assumptions and estimations is charged to the income statement.

Management continues monitoring potential for changes in loss estimates in order to ensure that the Group’s recorded reserves in each reporting period reflect current conditions.

Impairment of disposal groups classified as held for sale

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the divestiture to Qatar National Bank (“QNB”) of the Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% stake in Finans Leasing. The carrying amount of the Group’s investment in the Turkish operations substantially exceeded the agreed consideration of €2,750 million hence an impairment loss of €1,861 million was recognized on the reclassification of these operations as held for sale. Immediately before initial classification as held for sale, the Group wrote off the goodwill allocated to the Turkish operations and other purchase price allocation adjustments recognized at Group level of €1,185 million. Following these write-offs, the carrying amount of the disposal group was further written down by €676 million to €2,750 million. Details of the assets and liabilities to be disposed of are disclosed in note 30.

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in the UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in the Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million. The carrying amount of the Group’s investment in the Funds exceeded the agreed consideration and an impairment loss of goodwill amounting to €106 million was recognized on the reclassification of the Funds as held for sale. Following the write-down of goodwill, no further disposal-group impairment losses were recognized. Details of the assets and liabilities to be disposed of are disclosed in note 30.

Impairment assessment of investments in subsidiaries, associates and joint ventures in individual financial statements

The Bank accounts for and assesses for impairment investments in subsidiaries, associates and joint ventures in its individual financial statements as described in Note 2.4.10. This assessment requires the use of certain assumptions and estimates, which management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

NOTE 4:                         Financial risk management

The Group considers effective risk management to be a key factor in its ability to deliver sustained returns to the shareholders.  The Group allocates substantial resources to keep upgrading its policies, processes, methods and infrastructure to ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

Notes to the Financial Statements

Group and Bank

4.1                                    Risk management governance

The Group aims to adopt practices regarding risk management governance, taking into account all relevant guidelines and regulatory requirements, as set by the Basel Committee on Banking Supervision, the European Banking Authority (“EBA”), the European Central Bank (“ECB”), the Bank of Greece (“BoG”) and the Hellenic Capital Markets Commission (“HCMC”), as well as any decisions of the competent authorities supervising the Group’s entities.

The Group’s risk governance framework comprises a number of different constituents.  In particular, the Board of Directors has established the Board Risk Committee (“BRC”) overseeing all risk management functions across the Group.  All risk management units report to the NBG Group Risk Control and Architecture Division (“GRCAD”) and to the NBG Group Market and Operational Risk Management Division (“GMORMD”), which are supervised by the Chief Risk Officer. A separate compliance function, the Compliance Division, oversees all internal and external compliance matters, such as applicable Greek and EU laws and regulations.  The Internal Audit—Inspection Division of the Bank and the Group (the “IAID”), which reports directly to the Board of Directors through the Audit Committee, complements the risk management framework and acts as an independent reviewer, focusing on the effectiveness of the risk management framework and control environment.

4.1.1                     Board Risk Committee

The BRC forms and submits for approval to the Board of Directors the risk strategy and risk appetite and capital management strategy of the Bank and the Group, on an annual basis. It also sets the principles and approves the policies that govern the risk management and monitors the implementation and outcome of these policies.

Since 19 December 2013 the Committee has been composed exclusively of non-executive Board members, at least three in number, of which the majority (including the Chairman) are independent members of the Board, in accordance with the definition of independence specified in the Bank’s Corporate Governance Code. The members and the Chairman of the Committee are elected by the Board of the Bank, following recommendation by the Board’s Corporate Governance & Nominations Committee.

The BRC has the responsibility to review reports and evaluate the overall risk exposure of the Bank and the Group on a regular basis, taking into account the approved risk strategy and the business plan of the Group. The proposals to the BRC are submitted by the Group Chief Risk Officer (CRO).

4.1.2                     Group risk management

The Bank acknowledges the need for enhanced risk management and has established two specialized units, the GRCAD and the GMORMD, to properly measure, analyze and manage the risks entailed in all its business activities. All risk management units of the Group adequately report to the two aforementioned Divisions.

Based on its charter, the mission of the GRCAD is to:

•                  Specify and implement credit risk policies emphasizing on rating systems, risk assessment models and risk parameters, according to the guidelines set by the Bank’s Board of Directors;

•                  Establish guidelines for the development of methodologies for Expected Loss (EL) and its components, i.e. Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) for each segment of corporate and retail asset class;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report credit risk undertaken by the Bank and other financial institutions of the Group and periodically validate them; and

•                  Estimate Regulatory and Internal Capital required in respect to all banking risks and prepare relevant regulatory and MIS reports.

The mission of the GMORMD is to:

•                  Plan, specify, implement and introduce market, counterparty, liquidity and operational risk policies, under the guidelines of the Bank’s Board of Directors;

•                  Assess the adequacy of methods and systems that aim to analyze, measure, monitor, control and report the aforementioned risks undertaken by the Bank and other financial institutions of the Group and periodically validate them;

•                  Independently evaluate financial products, assets and liabilities of the Bank and the Group; and

•                  Regularly handle issues relevant to market, counterparty, liquidity and operational risks, under the guidelines and specific decisions of the BRC and the Asset and Liability Committee (the “ALCO”).

Each Division has distinct responsibilities and covers specific types of risk. The GRCAD consists of:

•                  the Credit Risk Control Subdivision;

•                  the Analysis and Risk MIS Subdivision;

•                  the Capital Reporting Subdivision; and

Notes to the Financial Statements

Group and Bank

•                  the Model Validation Unit,

whereas the GMORMD consists of:

•                  the Market and Liquidity Risk Management Subdivision;

•                  the Counterparty Risk Management Subdivision; and

•                  the Operational Risk Management Subdivision.

Both Divisions report to the Group CRO.

4.1.3                     Asset and liability management

The asset/liability and risk management policy is designed to structure the balance sheet in order to control exposure to liquidity, interest rate and exchange rate risks, as well as to enable the Group to take advantage of market opportunities which may contribute to its profitability.

Although the asset and liability management policies of the Bank and the other subsidiaries in the Group are currently planned and implemented separately, the Bank’s ALCO sets the general guidelines for asset and liability management. ALCO determines the Bank’s strategy and policy as to matters relating to the structuring and management of assets and liabilities taking into account the current market conditions and the risk limits set by the Bank. The Bank’s ALCO meets at least once a month and is comprised of the Chief Executive Officer, the Deputy Chief Executive Officers (CEOs), the General Managers and Assistant General Managers of the Bank involved in the asset allocation and risk management functions. Day-to-day asset and liability management is delegated to the Treasury, which is divided into several operating units. The subsidiaries of the Group follow asset and liability management policies similar to those of the Bank.

4.1.4                     Internal audit

Internal audit in the NBG Group has the objective of conducting assurance and consulting activities designed to add value and improve operations.

4.1.5                     Management of specific risk

The Group risk management processes distinguish among the following kinds of specific risks: credit risk, market risk, liquidity risk, and insurance risk, as discussed in the section below.

4.2                                    Credit risk

Credit risk is the risk of financial loss relating to the failure of a borrower to honour its contractual obligations. It arises in lending activities as well as in various other activities where we are exposed to the risk of counterparty default, such as trading, capital markets and settlement activities on Group level. The risk of counterparty default is the largest single risk faced. Group’s credit risk processes are conducted separately by the Bank and each of its subsidiaries. The credit risk procedures established by the subsidiaries are coordinated by the GRCAD.

4.2.1                     Credit granting processes

The Group’s credit granting processes include:

•                  Credit-granting criteria based on the particular target market, the borrower or counterparty characteristics, as well as the purpose and structure of the credit and its source of repayment;

•                  Credit limits that aggregate in a comparable and meaningful manner different types of exposures, at various levels; and

•                  Clearly established procedures for approving new credits as well as the amendment, renewal and re-financing of existing credits.

The Group maintains on-going credit administration, quality measurement and monitoring processes, including in particular:

•                  Documented credit risk policies;

•                  Internal risk rating systems; and

•                  Information systems and analytical statistical techniques that enable measurement of credit risk inherent in all relevant activities.

The Group’s internal controls that are implemented for the credit risk related processes include:

•                  Proper management of the credit-granting functions;

•                  Periodical and timely remedial actions on deteriorating credits; and

•                  Independent, on-going assessment of the credit risk management processes by Internal Audit, covering in particular the credit risk systems/models employed by the Group.

Notes to the Financial Statements

Group and Bank

4.2.2                     Credit risk assessment, monitoring and internal ratings

The credit risk process for the Bank on obligor level is managed centrally by GRCAD, working closely with the credit unit and the centralised underwriting units, responsible for the particular types of credit.

The Bank uses different credit risk rating models, according to the nature of credit portfolios, which are reviewed systematically and validated annually.  More specifically:

Corporate Portfolio

NBG developed a corporate portfolio rating system which, following approval and certification by the Bank of Greece, is used to quantify risk parameters, such as Probability of Default (“PD”), and supports the application of the Internal Ratings-Based Approach (IRB) for calculating capital requirements against credit risk.  The rules for classifying customers (obligors) into rating grades are set out in detail in the Corporate Credit Policy.  In brief, the ratings scale contains 21 grades, 19 of which correspond to borrowers who are not in default and 2 to borrowers who are in default.  Different exposures against the same borrower receive the same rating grade, regardless of the specificities of various characteristics of credit (e.g. type of facility, collateral provided, etc.).  The rating procedure is carried out at least annually and whenever new information or new financial data arise and may affect the risk undertaken.  The Bank uses four models to assess the creditworthiness of corporate obligors. All of these models, are hosted on the Risk Analyst™ (RA) platform, developed by Moody’s.  Corporate obligors are assessed via the following models:

(1)         Corporate Rating Model (CRM): “Hybrid” rating model implemented via Risk Analyst platform (upgraded version of Moody’s Risk Advisor software) focusing on companies with full financial data.

(2)         Expert judgement model: Used for specific type of obligors (such as newly established firms without financial data, construction consortiums, insurance companies, etc.) that cannot be rated by the CRM.

(3)         Specialised Lending — Slotting Criteria Scorecards: Project and Object Finance credits.

(4)         Limited Financials Scorecards: Applied to newly founded companies and smaller firms with limited financial data, which keep simplified B-class accounting ledgers.

All these models produce ordinal rankings of obligors (or credits, in the case of project and object finance) which are then mapped to a unique PD. Models are validated annually and calibrated, whenever necessary.

Retail Portfolio

The management of credit risk in the retail portfolio starts at the approval stage.  The underwriting process is centralised which ensures segregation of duties and uniform enforcement of underwriting standards. Every application is assessed using product based application scorecards.   Furthermore, throughout the life of each credit, the payment behaviour is regularly monitored, using statistically-developed scorecards.  Monthly reports about the quality of each retail loan book are provided by GRCAD for management review and corrective measures are proposed to mitigate and control credit risk, whenever necessary.

The mortgage portfolio in particular, is reviewed using more advanced methods since the Bank adopted the A- IRB approach in 2008 for estimating capital requirements against credit risk for mortgage exposures.  The Bank’s original PD model was developed in 2007 and re-calibrated in 2012. Its use for capital reporting is approved by Bank of Greece (NCA) and its discriminative power is regularly monitored. Any non-defaulted exposure is rated using this PD model on a monthly basis and is classified in one of 10 pools with common risk attributes (Rating pools).  Each pool receives a different PD.  All defaulted exposures receive a PD of 100%.

An LGD model for mortgage loans was internally developed in 2010. The model is divided into two parts; the first part calculates the probability that a loan account will return to performing status (probability of curing) while the second measures the loss, which is calculated based on recovery cash inflows. The model takes into account loan maturity, product type, the borrower’s behaviour (e.g. whether there have been any delinquencies during the last 18 months of payment history) as well as maturity ratios.  The approach used to measure recoveries allows the Bank to extend its debt collection horizon to 15 years for mortgages.  The LGD model was validated and calibrated in 2012 and was submitted to Bank of Greece.

As far as loans to SBL are concerned, the same basic principle of centralised assessment and monitoring is followed as in corporate portfolio.  All credit applications are evaluated first, at inception, and then at least once a year and certainly, on credit limits renewal dates.  The assessment uses the SBL Model that generates a rating score, which in turn corresponds to a PD.  This model is being used by the business units since the end of 2010 and henceforth and was thoroughly revised in 2012 by the addition of an independent “behavioural score” variable.  A standard behavioural scorecard examines the customer’s behaviour in respect to all of his accounts, both credit and deposit ones, weighs a number of variables accordingly (e.g. delinquencies, limit usage, etc.) and generates automatically a score every month.  The addition of a behavioural score led to a significant increase in the predictive power of the SBL Model.

Loans and advances to SBL are, like corporate credits, secured by various types of eligible collateral aiming to mitigate credit risk.  Such collateral include pledges over business premises or residential real estate, post-dated checks, invoices and other receivables.  The LGD model measures the potential loss for the Bank in case an SBL borrower defaults.  The analysis is done on two levels: first, the model estimates the probability of the borrower returning to current status within a reasonable period of time. Then, the model estimates the loss that will be occurred if the loan agreement with the borrower is terminated.  The product of the two is LGD.  The model focuses on the repayment behaviour of the borrower, the existence or not of real estate assets pledged as collateral, on the existence of a Greek Government guarantee, as well as the total exposure amount.   As a result, every SBL obligor receives an accurate LGD estimate.

Notes to the Financial Statements

Group and Bank

Finally, the Group’s subsidiaries use a combination of statistical and empirical models for the measurement, management and approval of credit risk for both corporate and retail portfolio, similarly to NBG.  GRCAD is responsible for the development, validation and calibration of the abovementioned models on an annual basis.

4.2.3                     Concentration risk management

The Bank manages the extension of credit, controls its exposure to credit risk and ensures its regulatory compliance based on an internal limits system.  The GRCAD is responsible for limits setting, limits monitoring and regulatory compliance.

The fundamental instruments for controlling Corporate Portfolio concentration are Obligor Limits, which reflect the maximum permitted level of exposure for a specific Obligor, given its Risk Rating and Sector Limits.  Any risk exposure in excess of the authorized internal Obligor Limits must be approved by a higher level Credit Approving Body, based on the Credit Approval Authorities as presented in the Corporate Credit Policy document. Both limits are subject to BRC approval on an annual basis.

Credit risk concentration arising from a large exposure to a counterparty or group of connected clients whose probability of default depends on common risk factors, is monitored through the Large Exposures and Large Debtors reporting framework.

Finally, within the Internal Capital Adequacy Assessment Process (ICAAP), the Bank has adopted a methodology to measure the risk arising from concentration to economic sectors (sectoral concentration) and to individual companies (name concentration).  Additional capital requirements are calculated, if necessary, and Pillar 1 capital adequacy is adjusted to ultimately take into account such concentration risks.

4.2.4                     Impairment and provisioning policy

The Bank has a comprehensive financial assets impairment provision and write off policy which also applies to all subsidiaries and establishes guidelines for the assessment process. The Group’s impairment and provisioning policy is described in Note 2.14. In addition, a Provision and Write off Committee has been established, which approves the amount of allowance for impairment on an individual basis for customers’ exposures individually assessed and on a collective basis for portfolios collectively assessed. Members of this committee are the Chief Executive Officer and the Deputy Chief Executive Officers of the Bank.

4.2.5                     Maximum exposure to credit risk before collateral held or other credit enhancements

The following table represents a worst case scenario of credit risk exposure of the Group and the Bank at 31 December 2015 and 2014, without taking account of any collateral held or other credit enhancements attached.

For on-balance sheet assets, the exposures set out below are based on net carrying amounts as reported in the Statement of Financial Position:

Maximum exposure to credit risk before collateral and other credit enhancements

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Due from banks	2,799	3,324	2,927	3,790
Trading securities (see Note 19)	2,466	2,397	2,125	2,048
Derivative financial instruments	3,895	5,943	3,892	4,796
Loans and advances to customers (see Note 21)	45,375	68,109	39,750	43,531
Investment securities (see Note 22)	15,688	16,342	13,364	11,786
Insurance related assets and receivables (see Note 28)	105	39	—	—
Other assets (see Note 29)	1,699	2,036	1,465	1,645
Credit commitments (see Note 37)*	3,487	7,305	3,675	4,365
Total	75,514	105,495	67,198	71,961

* Commitments to extend credit at 31 December 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2015 are €5,738 million (2014: €15,694 million) and €5,030 million for the Bank (2014: €6,417 million)

4.2.6                     Collateral and other credit enhancements

Counterparty risk

Counterparty risk is due to interbank secured and unsecured funding transactions and other derivative OTC transactions and it arises from the obligor’s failure to meet the contractual obligations. For an efficient management of counterparty risk, the Bank has established a framework of counterparty limits. The GMORMD is responsible for setting and monitoring these limits.

Counterparty limits are based on the credit rating of the financial institutions as well as the product type. The credit ratings are provided by internationally recognized rating agencies, in particular by Moody’s and Standard & Poor’s. According to the Bank’s policy, if the agencies diverge on the creditworthiness of a financial institution, the lowest credit rating is considered.

Counterparty limits apply to all financial instruments in which the Treasury is active in the interbank market. The limits framework is annually revised according to the business needs of the Bank and the prevailing conditions in international and domestic financial markets. A similar limit structure for the management of counterparty risk is enforced across all of the Group’s subsidiaries.

Notes to the Financial Statements

Group and Bank

The Group seeks to reduce counterparty risk by standardizing relationships with counterparties through International Swaps and Derivatives Association (“ISDA”) and Global Master Repurchase Agreement (“GMRA”) contracts, which encompass all necessary netting and margining clauses. Additionally, for almost all active counterparties that are financial institutions, Credit Support Annexes (“CSAs”) have been signed, so that net current exposures are managed through margin accounts on a daily basis, by exchanging cash or debt securities as collateral.

The Group avoids taking positions on derivative contracts where the values of the underlying assets are highly correlated with the credit quality of the counterparty (wrong-way-risk).

The estimation of counterparty exposure depends on the type of the financial product. In the case of money market placements the exposure is equal to the face amount of the transaction. For over-the-counter transactions, the exposure is calculated based on Credit Equivalent Factors, according to the relevant maturity of the transaction and its type.

Loans and advances to customers

The most common practice used by the Group to mitigate credit risk with respect to loans and advances to customers is receiving collateral.  The Group implements guidelines on the eligibility of specific types of collateral, as described in Corporate and Retail Credit Policy documents.  In the same documents, eligible types of collateral for regulatory purposes (funded and unfunded credit risk mitigation techniques), are also presented.

The main collateral types for loans and advances to customers are:

Real Estate Collaterals

•                  Residential real estate,

•                  Commercial real estate,

•                  Industrial real estate

Financial Collaterals

•                  Cash collaterals,

•                  Assigned receivables,

•                  Pledges over financial instruments, such as debt securities and equities;

Other Collaterals

•                  State guarantees, vessels, equipment, inventory, and other collateral.

Other guarantees received

•                  Personal, corporate, public entities, local authorities and other guarantees.

The Bank has internally developed a Collateral Management System in order to upgrade the control and monitoring of collaterals received for both corporate and retail loans, as well as to fulfil the requirements arising from the regulatory framework.  The user of the system is able to retrieve information regarding collateral at different aggregation levels, to monitor all useful aspects of collateral in order to preserve adequate coverage as well as automatically calculate required haircuts on the collateral values.

Furthermore, the Collateral Management System is designed so as to provide information regarding exposure per guarantor in the case of credit guarantees.  The basic types of credit guarantees are:

Bank Guarantees

This guarantee is deemed an acceptable form of unfunded credit protection and takes the form of a Letter of Credit (L/C) or a Letter of Guarantee (L/G) from Financial Institutions, domestically and abroad.

State Guarantee

This guarantee is considered as equivalent to the pledge on a liquid asset only if it is direct, explicit, irrevocable and unconditional, hence no external factors could affect the substance of coverage.

Guarantee by ETEAN Fund (formerly known as TEMPME)

This guarantee is considered as equivalent to the pledge on a liquid asset if the decision of the ETEAN Fund does not include conditions and special clauses concerning factors beyond the Bank’s control.

Longer-term finance and lending to corporate entities are generally secured. Revolving credit facilities to individuals are generally unsecured. In addition, in order to mitigate the potential credit loss, the Group will seek additional collateral from the counterparty as soon as impairment indicators are noticed for the relevant individual loans and advances to customers. Debt securities, treasury and other eligible bills are generally unsecured.

Valuation of collateral

According to the Bank’s Credit Policy, the existence and value of collateral is closely monitored. The frequency and the objective of the appraisals are determined by the approval responsible parties and do not usually exceed an interval of two years. Real estate collateral valuations are coordinated by the Technical Services Department of Bank, which is independent from Retail and Corporate divisions. The valuations are performed by qualified and appropriately trained external appraisers, appointed by the Department. Regarding domestic retail Lending, all residential collaterals are revalued annually based on an independent published Greek property index (Propindex).

Notes to the Financial Statements

Group and Bank

In addition, according to the Group impairment methodology,  bank units that are responsible for the impairment assessment have to ensure that in cases where cash flows are expected from collateral liquidation, collateral value has to be based on a recent (within the current year) independent appraisal from a qualified appraiser, unless loan exposures are significantly lower than the collateral values.

When the value of the collateralised property exceeds the loan balance, the value of collateral is capped to the loan balance before allowance for impairment. A breakdown of collateral and guarantees received to mitigate credit risk exposure arising from loans and advances to customers is summarised as follows:

Breakdown of collateral and guarantees — Group

	31.12.2015					31.12.2014
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received

Retail Lending	18,027	316	1,513	19,856	10,733	22,321	289	2,174	24,784	10,914
Corporate Lending	6,127	1,582	3,808	11,517	7,958	8,892	1,257	5,346	15,495	7,508
Public Sector Lending	78	21	331	430	39	82	4	368	454	39
Total	24,232	1,919	5,652	31,803	18,730	31,295	1,550	7,888	40,733	18,461

Breakdown of collateral and guarantees - Bank

	31.12.2015					31.12.2014
	Value of collateral received					Value of collateral received
	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received	Real estate collateral	Financial collateral	Other collateral	Total value of collateral	Guarantees received
Retail Lending	16,502	190	1,374	18,066	10,733	17,540	77	1,557	19,174	10,914
Corporate Lending	4,605	1,278	2,605	8,488	7,768	4,695	688	3,062	8,445	7,402
Public Sector Lending	78	21	330	428	39	80	4	365	449	39
Total	21,185	1,489	4,309	26,982	18,540	22,315	769	4,984	28,068	18,355

Loan to Value (LTV) Ratio of Mortgage portfolio

Loan to Value Ratio is the relationship between the loan and the appraised value of the property held as collateral. A breakdown of mortgages by range of LTV is summarised as follows:

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Less than 50%	3,559	4,451	3,270	3,868
50%-70%	2,832	3,969	2,437	2,902
71%-80%	1,438	2,736	1,337	1,700
81%-90%	1,484	1,991	1,367	1,794
91%-100%	1,591	2,096	1,373	1,760
101%-120%	3,202	2,929	3,075	2,787
121%-150%	2,724	2,267	2,513	2,051
Greater than 150%	2,425	1,517	2,266	1,342
Total exposure	19,255	21,956	17,638	18,204
Average LTV	93.9%	80.8%	94.9%	86.0%

Notes to the Financial Statements

Group and Bank

4.2.7                     Loans and advances to customers

Credit quality of loans and advances to customers is summarised as follows:

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2015	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	14,542	2,173	604	13,138	30,457	(374)	(6,994)	(7,368)	23,089	19,856
Mortgages	10,414	1,528	129	7,184	19,255	(59)	(2,248)	(2,307)	16,948	16,743
Consumer loans	2,276	408	47	2,867	5,598	(37)	(2,433)	(2,470)	3,128	782
Credit cards	559	92	—	758	1,409	—	(709)	(709)	700	—
Small Business Lending	1,293	145	428	2,329	4,195	(278)	(1,604)	(1,882)	2,313	2,331
Corporate Lending	11,676	957	7,086	1,145	20,864	(4,530)	(854)	(5,384)	15,480	11,517
Large	8,009	529	3,774	250	12,562	(2,457)	(323)	(2,780)	9,782	6,686
SMEs	3,667	428	3,312	895	8,302	(2,073)	(531)	(2,604)	5,698	4,831
Public Sector Lending	6,787	8	93	9	6,897	(75)	(16)	(91)	6,806	430
Greece	6,680	8	93	9	6,790	(75)	(16)	(91)	6,699	429
Other countries	107	—	—	—	107	—	—	—	107	1
Total	33,005	3,138	7,783	14,292	58,218	(4,979)	(7,864)	(12,843)	45,375	31,803

Loans and advances to customers - Group

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2014	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	24,531	4,564	649	12,738	42,482	(372)	(6,088)	(6,460)	36,022	24,783
Mortgages	13,102	2,558	153	6,143	21,956	(69)	(1,343)	(1,412)	20,544	20,047
Consumer loans	4,656	1,019	67	3,038	8,780	(34)	(2,347)	(2,381)	6,399	1,038
Credit cards	3,099	574	1	1,221	4,895	—	(959)	(959)	3,936	—
Small Business Lending	3,674	413	428	2,336	6,851	(269)	(1,439)	(1,708)	5,143	3,698
Corporate Lending	19,722	1,728	5,849	1,434	28,733	(3,459)	(592)	(4,051)	24,682	15,495
Large	13,714	755	3,054	571	18,094	(1,828)	(246)	(2,074)	16,020	8,725
SMEs	6,008	973	2,795	863	10,639	(1,631)	(346)	(1,977)	8,662	6,770
Public Sector Lending	7,373	5	82	8	7,468	(58)	(5)	(63)	7,405	452
Greece	7,145	5	82	8	7,240	(58)	(5)	(63)	7,177	449
Other countries	228	—	—	—	228	—	—	—	228	3
Total	51,626	6,297	6,580	14,180	78,683	(3,889)	(6,685)	(10,574)	68,109	40,730

(1) Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Credit quality of loans and advances to customers neither past due nor impaired — Group

The Group actively monitors the credit quality of its loan portfolio using several credit quality indicators. The days past due is the credit quality indicator most relevant to the loans in our Mortgage, Consumer and Credit Cards portfolio. In accordance with our policies, the number of days past due is the key factor the Group considers when determining the appropriate course of action. The credit quality indicators considered to be the most significant for Small Business Lending and Corporate Lending are the delinquency status and the credit rating. The ratings scale for Corporate Lending and Small Business customers corresponds to likelihood of default. Corporate and Small Business customers classified as “strong”  have very low likelihood of default (below 1%), those classified as “Satisfactory” have low to medium likelihood of default and those customers classified as “Watchlist” have higher likelihood of default.

As at 31 December 2015	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	11,963	1,400	1,179	14,542	10,802
Mortgages	9,397	539	478	10,414	9,574
Consumer loans	1,992	86	198	2,276	404
Credit cards	552	—	7	559	—
Small Business Lending	22	775	496	1,293	824
Corporate Lending	3,291	6,512	1,873	11,676	6,510
Large	2,107	4,433	1,469	8,009	4,206
SMEs	1,184	2,079	404	3,667	2,304
Public Sector Lending	6,280	147	360	6,787	376
Greece	6,266	54	360	6,680	375
Other countries	14	93	—	107	1
Total	21,534	8,059	3,412	33,005	17,688

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Group

As at 31 December 2014	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	20,781	2,414	1,336	24,531	15,070
Mortgages	12,126	535	441	13,102	12,405
Consumer loans	4,388	97	171	4,656	614
Credit cards	3,084	—	15	3,099	—
Small Business Lending	1,183	1,782	709	3,674	2,051
Corporate Lending	6,185	11,752	1,785	19,722	9,902
Large	3,856	8,658	1,200	13,714	6,228
SMEs	2,329	3,094	585	6,008	3,674
Public Sector Lending	136	7,204	33	7,373	400
Greece	84	7,028	33	7,145	397
Other countries	52	176	—	228	3
Total	27,102	21,370	3,154	51,626	25,372

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending
As at 31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total Past due but not impaired

1-30 days	941	242	69	100	241	276	1	—	1,870
31-60 days	361	80	15	25	48	42	—	—	571
61-90 days	224	51	8	12	108	35	—	—	438
91-180 days	1	1	—	3	76	16	—	—	97
Past due over 180 days	1	34	—	5	56	59	7	—	162
Total	1,528	408	92	145	529	428	8	—	3,138
Fair value of collateral	1,358	108	—	95	421	217	1	—	2,200

Ageing analysis of loans and advances to customers past due but not impaired - Group

	Retail Lending				Corporate Lending		Public Sector lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total Past due but not impaired

1-30 days	1,352	708	457	275	489	637	1	—	3,919
31-60 days	468	193	85	76	60	71	3	—	956
61-90 days	278	83	32	46	73	95	—	—	607
91-180 days	396	1	—	5	29	48	—	—	479
Past due over 180 days	64	34	—	11	104	122	1	—	336
Total	2,558	1,019	574	413	755	973	5	—	6,297
Fair value of collateral	2,348	160	—	244	577	736	2	—	4,067

Impaired Loans

Impaired exposures are defined as follows

•                  loans that are individually impaired,

•                  loans that are collectively assessed for impairment with one of the following :

•                  loans for which interest, principal, or other amount relating to the loans is past due for more than 90, and

•                  loans for which Management believes that there is objective evidence of impairment due to other factors

Restoration to unimpaired status

Impaired exposures can be restored to unimpaired status following objective evidence to justify the restoration. In general, exposures can return to unimpaired status when the situation of the customer has improved to the extent that full repayment, according to the original or when applicable the modified conditions, is likely to be made.

Notes to the Financial Statements

Group and Bank

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total

Performing	1,114	209	—	141	560	347	5	—	2,376
1-30 days	135	26	—	18	60	116	—	—	355
31-60 days	84	13	—	9	193	29	—	—	328
61-90 days	58	7	—	6	89	57	—	—	217
91-180 days	363	11	13	42	47	55	—	—	531
Past due over 180 days	3,399	248	54	707	316	1,038	20	—	5,782
Total	5,153	514	67	923	1,265	1,642	25	—	9,589
Fair value of collateral	5,811	270	—	1,412	2,059	2,310	53	—	11,915

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line- Group

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total

Performing	880	212	45	24	533	164	—	—	1,858
1-30 days	167	45	33	146	348	216	10	—	965
31-60 days	111	30	16	11	57	28	—	—	253
61-90 days	85	19	8	7	19	44	—	—	182
91-180 days	160	30	50	75	15	69	—	—	399
Past due over 180 days	3,593	480	130	851	557	1,177	19	—	6,807
Total	4,996	816	282	1,114	1,529	1,698	29	—	10,464
Fair value of collateral	5,295	265	—	1,404	1,921	2,359	51	—	11,295

Movement in impaired loans and advances to customers by product line - Group

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Other countries	Total
Gross balance as at 1.1.2015	6,296	3,105	1,222	2,764	3,625	3,658	90	—	20,760
Impaired loans acquired	—	—	—	—	10	—	—	—	10
New impaired Loans	1,699	324	51	339	1,523	1,082	23	—	5,041
Loans transferred to non-impaired	(540)	(117)	—	116	(195)	(245)	(10)	—	(1,223)
Repayment*	(112)	(95)	(20)	(46)	(253)	(203)	(1)	—	(730)
Write offs	(20)	(56)	(20)	(21)	(231)	(16)	—	—	(364)
Exchange differences	1	(1)	—	(1)	(22)	1	—	—	(22)
Reclassified as held for sale	(11)	(246)	(475)	(162)	(433)	(70)	—	—	(1,397)
Gross balance as at 31.12.2015	7,313	2,914	758	2,757	4,024	4,207	102	—	22,075
Allowance for impairment	(2,160)	(2,400)	(691)	(1,834)	(2,759)	(2,565)	(77)	—	(12,486)
Net balance as at 31.12.2015	5,153	514	67	923	1,265	1,642	25	—	9,589

* Relates to impaired exposures at the beginning of the year

Notes to the Financial Statements

Group and Bank

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2015. For more information, please refer to Note 30.

Interest income from loans and advances to customers - Group

	31.12.2015			31.12.2014
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail Lending	820	187	1,007	951	191	1,142
Corporate Lending	1,031	75	1,106	1,081	112	1,193
Public sector Lending	184	—	184	189	—	189
Total interest income	2,035	262	2,297	2,221	303	2,524

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2015	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	12,133	1,801	379	12,808	27,121	(247)	(6,793)	(7,040)	20,081	18,066
Mortgages	9,208	1,329	—	7,101	17,638	—	(2,229)	(2,229)	15,409	15,445
Consumer loans	1,313	275	3	2,661	4,252	(3)	(2,280)	(2,283)	1,969	417
Credit cards	425	83	—	740	1,248	—	(693)	(693)	555	—
Small Business Lending	1,187	114	376	2,306	3,983	(244)	(1,591)	(1,835)	2,148	2,204
Corporate Lending	10,622	420	5,774	686	17,502	(3,856)	(767)	(4,623)	12,879	8,488
Large	8,414	307	3,450	125	12,296	(2,345)	(313)	(2,658)	9,638	5,528
SMEs	2,208	113	2,324	561	5,206	(1,511)	(454)	(1,965)	3,241	2,960
Public Sector Lending	6,771	8	93	9	6,881	(75)	(16)	(91)	6,790	428
Greece	6,679	8	93	9	6,789	(75)	(16)	(91)	6,698	428
Other countries	92	—	—	—	92	—	—	—	92	—
Total	29,526	2,229	6,246	13,503	51,504	(4,178)	(7,576)	(11,754)	39,750	26,982

Loans and advances to customers - Bank

	Non impaired		Impaired			Allowance for impairment
As at 31 December 2014	Neither past due nor impaired (1)	Past due but not impaired	Individual	Collective	Total before allowance	Individual	Collective	Total Allowance for impairment	Total	Value of collateral

Retail Lending	13,466	2,628	347	11,542	27,983	(219)	(5,337)	(5,556)	22,427	19,174
Mortgages	10,105	2,028	—	6,071	18,204	—	(1,325)	(1,325)	16,879	16,538
Consumer loans	1,471	352	—	2,549	4,372	—	(1,993)	(1,993)	2,379	368
Credit cards	488	107	—	727	1,322	—	(671)	(671)	651	—
Small Business Lending	1,402	141	347	2,195	4,085	(219)	(1,348)	(1,567)	2,518	2,268
Corporate Lending	11,287	620	3,942	1,056	16,905	(2,617)	(504)	(3,121)	13,784	8,445
Large	8,851	272	2,144	508	11,775	(1,507)	(236)	(1,743)	10,032	5,345
SMEs	2,436	348	1,798	548	5,130	(1,110)	(268)	(1,378)	3,752	3,100
Public Sector Lending	7,290	3	82	8	7,383	(58)	(5)	(63)	7,320	449
Greece	7,145	3	82	8	7,238	(58)	(5)	(63)	7,175	449
Other countries	145	—	—	—	145	—	—	—	145	—
Total	32,043	3,251	4,371	12,606	52,271	(2,894)	(5,846)	(8,740)	43,531	28,068

(1)  Loans neither past due nor impaired include loans guaranteed by the Hellenic Republic

Notes to the Financial Statements

Group and Bank

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2015	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	10,381	705	1,047	12,133	9,427
Mortgages	8,746	—	462	9,208	8,519
Consumer loans	1,210	—	103	1,313	159
Credit cards	425	—	—	425	—
Small Business Lending	—	705	482	1,187	749
Corporate Lending	3,573	5,405	1,644	10,622	4,774
Large	3,069	3,940	1,405	8,414	3,545
SMEs	504	1,465	239	2,208	1,229
Public Sector lending	6,265	146	360	6,771	374
Greece	6,265	54	360	6,679	374
Other countries	—	92	—	92	—
Total	20,219	6,256	3,051	29,526	14,575

Credit quality of loans and advances to customers neither past due nor impaired — Bank

As at 31 December 2014	Strong	Satisfactory risk	Watch list	Total neither past due nor impaired	Value of Collateral
Retail Lending	11,573	820	1,073	13,466	10,568
Mortgages	9,672	—	433	10,105	9,557
Consumer loans	1,380	—	91	1,471	143
Credit cards	488	—	—	488	—
Small Business Lending	33	820	549	1,402	868
Corporate Lending	4,518	5,427	1,342	11,287	5,121
Large	3,751	4,129	971	8,851	3,794
SMEs	767	1,298	371	2,436	1,327
Public Sector lending	125	7,132	33	7,290	397
Greece	84	7,028	33	7,145	397
Other countries	41	104	—	145	—
Total	16,216	13,379	2,448	32,043	16,086

Ageing analysis of loans and advances to customers past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total Past due but not impaired

1-30 days	814	148	62	76	53	41	1	1,195
31-60 days	320	59	14	23	28	23	—	467
61-90 days	195	33	7	10	107	23	—	375
91-180 days	—	1	—	3	76	5	—	85
Past due over 180 days	—	34	—	2	43	21	7	107
Total	1,329	275	83	114	307	113	8	2,229
Fair value of collateral	1,220	46	—	75	226	80	1	1,648

Ageing analysis of loans and advances to customers past due but not impaired - Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total Past due but not impaired

1-30 days	1,001	194	79	89	167	125	1	1,656
31-60 days	368	82	18	30	7	17	1	523
61-90 days	215	41	10	16	45	72	—	399
91-180 days	380	1	—	2	27	42	—	452
Past due over 180 days	64	34	—	4	26	92	1	221
Total	2,028	352	107	141	272	348	3	3,251
Fair value of collateral	1,918	51	—	96	195	401	2	2,663

Notes to the Financial Statements

Group and Bank

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line — Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total

Performing	1,105	202	—	140	532	321	5	2,305
1-30 days	134	23	—	17	51	72	—	297
31-60 days	82	12	—	7	153	10	—	264
61-90 days	55	6	—	5	82	13	—	161
91-180 days	345	5	12	40	33	30	—	465
Past due over 180 days	3,293	196	51	682	153	503	20	4,898
Total	5,014	444	63	891	1,004	949	25	8,390
Fair value of collateral	5,706	212	—	1,380	1,757	1,651	53	10,759

Ageing analysis of impaired loans and advances to customers net of allowance for impairment by product line - Bank

	Retail Lending				Corporate Lending		Public Sector Lending
As at 31 December 2014	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total

Performing	875	187	—	21	516	88	—	1,687
1-30 days	161	37	—	143	125	155	10	631
31-60 days	106	24	—	9	49	8	—	196
61-90 days	82	15	—	7	1	15	—	120
91-180 days	151	1	3	56	4	31	—	246
Past due over 180 days	3,479	387	79	796	284	682	19	5,726
Total	4,854	651	82	1,032	979	979	29	8,606
Fair value of collateral	5,064	174	—	1,305	1,357	1,372	51	9,323

Movement in impaired loans and advances to customers by product line- Bank

	Retail Lending				Corporate Lending		Public Sector Lending
31 December 2015	Mortgages	Consumer loans	Credit cards	Small Business Lending	Large	SMEs	Greece	Total
Gross balance as at 1.1.2015	6,071	2,549	727	2,542	2,652	2,346	90	16,977
Impaired loans acquired	—	—	—	—	10	—	—	10
New impaired loans	1,612	293	49	299	1,339	698	23	4,313
Transferred to non-impaired	(534)	(104)	—	(97)	(134)	(78)	(10)	(957)
Repayment*	(47)	(55)	(19)	(43)	(114)	(81)	(1)	(360)
Write offs	(1)	(19)	(17)	(19)	(158)	—	—	(214)
Exchange differences	—	—	—	—	(20)	—	—	(20)
Gross balance as at 31.12.2015	7,101	2,664	740	2,682	3,575	2,885	102	19,749
Impairment allowance	(2,087)	(2,220)	(677)	(1,791)	(2,571)	(1,936)	(77)	(11,359)
Net balance as at 31.12.2015	5,014	444	63	891	1,004	949	25	8,390

* Relates to impaired exposures at the beginning of the year

Interest income from loans and advances to customers - Bank

	31.12.2015			31.12.2014
	Interest income excl. unwinding	Unwinding of discount	Total interest income	Interest income excl. unwinding	Unwinding of discount	Total interest income
Retail lending	582	187	769	708	190	898
Corporate Lending	871	74	945	902	75	977
Public sector Lending	181	—	181	187	—	187
Total interest income	1,634	261	1,895	1,797	265	2,062

Notes to the Financial Statements

Group and Bank

Forbearance

Forbearance measures occur in situations in which the borrower is considered to be unable to meet the terms and conditions of the contract due to financial difficulties. Taking into consideration these difficulties, the Bank decides to modify the terms and conditions of the contract to provide the borrower the ability to service the debt or refinance the contract, either totally or partially.

Forbearance programs applied in the Retail portfolio (mortgages, consumer loans, credit cards, SBL) mainly comprise of extension of the loan term combined with a reduction of the installment either through fractional payment scheme, whereby the customer pays a proportion, ranging from 10% to 70%, of the installment due for the first years of the forbearance, or through an interest only payment period of a maximum of 24 months. Those programs also offer a reduction of the off balance sheet interest accounted for.

For Corporate loans, the types of forbearance measures usually include a mix of tailor made solutions to cover current conditions and the borrower’s projected cash flows.

The Bank’s Credit Policy for both Retail and Corporate portfolios provides clear instructions and guidelines regarding the full range of forbearance products offered to customers, the requirements to be filled for the participation in the said product, the handling and monitoring of restructured loans after approval and until the stage of termination of the loan contract. The approval rights of the Credit Committees are also described in the Bank’s Credit Policy.

Forborne loans are separately managed and monitored by Management. For example, re-default trends are closely monitored and analyzed in order to identify their drivers. In certain cases, monitoring and assessment of the payment history of modified loans can lead to a modification of the forbearance policy.

A forborne loan that is impaired is considered cured when delays are less than 30 days for 12 consecutive months after forbearance has occurred. Whenever, during this period, a breach of the terms of the forbearance program occurs, the curing period restarts and the loan is still considered as impaired.

For the purposes of impairment calculation not cured forborne loans are assessed as a separate group within each portfolio. The allowance for impairment on forborne loans is calculated based on a present value of expected future cash flows methodology, considering all available evidence at the time of the assessment. Typically, allowance for retail forborne loans and advances to customers is calculated using the average of yearly default frequencies of those specific products, while allowance for loan loss for forborne corporate loans is usually calculated on an individual basis because the forbearance is an impairment trigger for individual assessment. For corporate borrowers that do not satisfy the quantified criterion for individual assessment (that is, the individually non—significant borrowers), a collective allowance for loan loss is calculated using the probability of default corresponding to their internal credit rating.

Forbearance measures do not lead to derecognition unless changes to the original contractual terms, result in a substantially different loan i.e. the loan is altered in a manner that the terms under the modified contract are substantially different from those under the original contract. Cases when modification leads to derecognition typically apply to an uncollateralised loan which becomes fully collateralized following terms modification. In those instances, the new asset would be recognised at its fair value and the difference between the carrying amount of the original assets and the fair value of the newly recognised asset, if any, is recognised immediately in the statement of comprehensive income.

The type of forbearance measures extended are summarized in the following table:

Forborne Loans and Advances to Customers by Type of Forbearance Measure

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Forbearance measures:
Reduced payment schedule	5,116	3,704	4,642	3,368
Hybrid modifications	422	704	344	348
Term extension	1,157	915	1,086	815
Interest only schedule	466	425	456	409
Other type of forbearance measures	246	190	96	36
Total net amount	7,407	5,938	6,624	4,976

Credit Quality of Forborne Loans -Group

	31.12.2015			31.12.2014
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	33,005	2,578	8%	51,626	2,193	4%
Past due but not impaired	3,138	892	28%	6,297	830	13%
Impaired	22,075	6,531	30%	20,760	4,298	21%
Total before allowance for impairment	58,218	10,001	17%	78,683	7,321	9%
Allowance for impairment- Individual	(4,979)	(1,413)	28%	(3,889)	(715)	18%
Allowance for impairment-Collective	(7,864)	(1,181)	15%	(6,685)	(668)	10%
Total	45,375	7,407	16%	68,109	5,938	9%
Collateral received	31,803	6,921	22%	40,730	4,844	12%

Notes to the Financial Statements

Group and Bank

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages in 2014).

	31.12.2015	31.12.2014
Mortgages	1,490	1,434
Consumer loans	304	306
Credit cards	—	109
Small Business Lending	225	247
Corporate Lending	1,564	879
Total	3,583	2,975

Credit Quality of Forborne Loans -Bank

	31.12.2015			31.12.2014
	Loans and advances to customers	Forborne loans	% of forborne loans	Loans and advances to customers	Forborne loans	% of forborne loans
Neither past due nor impaired	29,526	2,416	8%	32,043	1,637	5%
Past due but not impaired	2,229	595	27%	3,251	555	17%
Impaired	19,749	6,003	30%	16,977	3,933	23%
Total before allowance for impairment	51,504	9,014	18%	52,271	6,125	12%
Allowance for impairment- Individual	(4,178)	(1,239)	30%	(2,894)	(606)	21%
Allowance for impairment-Collective	(7,576)	(1,151)	15%	(5,846)	(543)	9%
Total	39,750	6,624	17%	43,531	4,976	11%
Collateral received	26,982	6,293	23%	28,068	4,390	16%

Impaired loans and advances to customers subject to forbearance measures include loans with delays less than 90 days (180 days for mortgages in 2014).

	31.12.2015	31.12.2014
Mortgages	1,478	1,416
Consumer loans	292	277
Small Business Lending	223	239
Corporate Lending	1,362	572
Total	3,355	2,504

Movement in Forborne Loans net of allowance for impairment

	Group	Bank
	31.12.2015	31.12.2015
Opening balances	5,938	4,976
Loans acquired	10	10
New forborne assets	2,880	2,452
Interest income	273	258
Repayments	(395)	(267)
Exposures that exited forbearance status	(252)	(75)
Write - offs	(58)	(53)
Impairment charge for credit losses	(700)	(677)
Reclassified as held for sale	(280)	—
Exchange differences	(9)	—
Closing balance	7,407	6,624

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2015. For more information, please refer to Note 30.

Forborne Loans net of allowance for impairment by Product Line

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Retail Lending	5,696	4,473	5,531	3,996
Mortgages	4,429	3,002	4,331	2,936
Consumer loans	755	576	700	562
Credit cards	—	158	—	—
Small Business Lending	512	737	500	498
Corporate Lending	1,695	1,436	1,077	951
Large	849	799	673	601
SMEs	846	637	404	350
Public Sector Lending	16	29	16	29
Greece	16	29	16	29
Total net amount	7,407	5,938	6,624	4,976

Notes to the Financial Statements

Group and Bank

Forborne Loans net of allowance for impairment  by Geographical Region

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Greece	6,817	5,100	6,573	4,925
Turkey	—	281	—	—
SEE	407	222	51	51
Other countries	183	335	—	—
Total net amount	7,407	5,938	6,624	4,976

Repossessed collateral

As at 31 December 2015, repossessed collateral amounted to €274 million (2014: €261 million). The corresponding figures for the Bank are €81 million at 31 December 2015 (2014: €89 million).

During 2015, the Group obtained assets by taking possession of collateral held as security of €15 million (2014: €22 million). The corresponding figures for the Bank are €1 million at 31 December 2015 (2014: €1 million).

Almost all repossessed assets relate to properties. Repossessed properties are sold as soon as practicable.  Repossessed assets are classified in the Statement of Financial Position within other assets, except for those properties that are held for capital appreciation or rental income, which are classified within Investment Property.

4.2.8                     Credit risk concentration of loans and advances to customers and credit commitments

The geographical and industry sector concentration of the Group’s and Bank’s loans and advances to customers and credit commitments is summarised in the following tables:

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

As at 31 December	Greece			South East			Other countries			Total
2015	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,201	13,233	(7,068)	2,989	401	(248)	267	108	(52)	30,457	13,742	(7,368)
Mortgages	17,651	7,101	(2,228)	1,492	162	(70)	112	50	(9)	19,255	7,313	(2,307)
Consumer loans	4,236	2,664	(2,282)	1,271	201	(150)	91	49	(38)	5,598	2,914	(2,470)
Credit cards	1,248	739	(693)	154	15	(13)	7	4	(3)	1,409	758	(709)
Small Business Lending	4,066	2,729	(1,865)	72	23	(15)	57	5	(2)	4,195	2,757	(1,882)
Corporate Lending	16,976	6,608	(4,574)	2,962	1,088	(575)	926	535	(235)	20,864	8,231	(5,384)
Industry & mining	4,248	1,684	(1,239)	600	159	(79)	146	65	(46)	4,994	1,908	(1,364)
Small scale industry	643	416	(255)	370	149	(65)	72	43	(24)	1,085	608	(344)
Trade and services (excl. tourism)	4,781	2,740	(1,819)	670	268	(157)	156	165	(91)	5,607	3,173	(2,067)
Construction and real estate development	1,079	559	(400)	599	338	(186)	416	196	(46)	2,094	1,093	(632)
Energy	1,280	64	(48)	168	8	(4)	32	2	(1)	1,480	74	(53)
Tourism	540	215	(129)	115	73	(26)	31	22	(7)	686	310	(162)
Shipping	2,420	372	(296)	9	8	(7)	1	1	(1)	2,430	381	(304)
Transportation and telecommunications	376	239	(108)	140	49	(24)	31	20	(5)	547	308	(137)
Other	1,609	319	(280)	291	36	(27)	41	21	(14)	1,941	376	(321)
Public Sector	6,790	102	(91)	13	—	—	94	—	—	6,897	102	(91)
Greece	6,790	102	(91)	—	—	—	—	—	—	6,790	102	(91)
Other countries	—	—	—	13	—	—	94	—	—	107	—	—
Total	50,967	19,943	(11,733)	5,964	1,489	(823)	1,287	643	(287)	58,218	22,075	(12,843)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, Impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Group

As at 31 December	Greece			Turkey			South East			Other countries			Total
2014	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	28,067	11,937	(5,576)	11,124	922	(554)	3,020	432	(275)	271	96	(55)	42,482	13,387	(6,460)
Mortgages	18,220	6,084	(1,325)	2,094	12	(3)	1,524	165	(71)	118	35	(13)	21,956	6,296	(1,412)
Consumer loans	4,365	2,549	(1,993)	3,053	247	(176)	1,278	256	(125)	84	53	(87)	8,780	3,105	(2,381)
Credit cards	1,322	728	(671)	3,408	489	(270)	158	1	(70)	7	4	52	4,895	1,222	(959)
Small Business Lending	4,160	2,576	(1,587)	2,569	174	(105)	60	10	(9)	62	4	(7)	6,851	2,764	(1,708)
Corporate Lending	16,263	4,990	(3,058)	8,068	596	(190)	3,087	1,253	(562)	1,315	444	(241)	28,733	7,283	(4,051)
Industry & mining	3,733	1,070	(719)	1,365	106	(41)	345	156	(82)	202	34	(15)	5,645	1,366	(857)
Small scale industry	668	372	(213)	1,158	60	(41)	178	110	(66)	231	39	(20)	2,235	581	(340)
Trade and services (excl. tourism)	4,794	1,764	(1,176)	1,064	132	(42)	813	384	(144)	269	144	(75)	6,940	2,424	(1,437)
Construction and real estate development	979	513	(361)	609	64	(18)	723	372	(131)	351	173	(34)	2,662	1,122	(544)
Energy	1,167	43	(23)	78	2	—	105	13	(10)	47	2	(1)	1,397	60	(34)
Tourism	658	301	(146)	83	22	(1)	75	33	(13)	54	17	(7)	870	373	(167)
Shipping	2,262	363	(226)	125	64	(6)	3	8	(6)	15	7	(6)	2,405	442	(244)
Transportation and telecommunications	280	76	(69)	224	19	(2)	140	38	(13)	36	6	(4)	680	139	(88)
Other	1,722	488	(125)	3,362	127	(39)	705	139	(97)	110	22	(79)	5,899	776	(340)
Public Sector	7,340	90	(63)	58	—	—	56	—	—	14	—	—	7,468	90	(63)
Greece	7,240	90	(63)	—	—	—	—	—	—	—	—	—	7,240	90	(63)
Other countries	100	—	—	58	—	—	56	—	—	14	—	—	228	—	—
Total	51,670	17,017	(8,697)	19,250	1,518	(744)	6,163	1,685	(837)	1,600	540	(296)	78,683	20,760	(10,574)

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

As at 31	Greece			South East			Other countries			Total
December 2015	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,095	13,186	(7,039)	—	—	—	26	1	(1)	27,121	13,187	(7,040)
Mortgages	17,638	7,101	(2,229)	—	—	—	—	—	—	17,638	7,101	(2,229)
Consumer loans	4,226	2,663	(2,282)	—	—	—	26	1	(1)	4,252	2,664	(2,283)
Credit cards	1,248	740	(693)	—	—	—	—	—	—	1,248	740	(693)
Small Business Lending	3,983	2,682	(1,835)	—	—	—	—	—	—	3,983	2,682	(1,835)
Corporate Lending	17,084	6,293	(4,532)	302	161	(86)	116	6	(5)	17,502	6,460	(4,623)
Industry & mining	4,041	1,616	(1,222)	56	2	(2)	57	—	—	4,154	1,618	(1,224)
Small scale industry	617	416	(255)	—	—	—	1	1	(1)	618	417	(256)
Trade and services (excl. tourism)	5,325	2,529	(1,819)	14	13	(35)	15	2	(2)	5,354	2,544	(1,856)
Construction and real estate development	980	552	(394)	189	135	(46)	33	—	—	1,202	687	(440)
Energy	1,226	51	(44)	—	—	—	4	—	—	1,230	51	(44)
Tourism	524	214	(129)	12	11	(3)	2	2	(1)	538	227	(133)
Shipping	2,420	372	(296)	—	—	—	1	1	(1)	2,421	373	(297)
Transportation and telecommunications	366	237	(106)	18	—	—	3	—	—	387	237	(106)
Other	1,585	306	(267)	13	—	—	—	—	—	1,598	306	(267)
Public Sector	6,789	102	(91)	—	—	—	92	—	—	6,881	102	(91)
Greece	6,789	102	(91)	—	—	—	—	—	—	6,789	102	(91)
Other countries	—	—	—	—	—	—	92	—	—	92	—	—
Total	50,968	19,581	(11,662)	302	161	(86)	234	7	(6)	51,504	19,749	(11,754)

Notes to the Financial Statements

Group and Bank

Loans and advances to customers, impaired loans and allowance for impairment by Product Line, Industry and Geographical Region — Bank

As at 31 December	Greece			Turkey			South East			Other countries			Total
2014	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance	Gross	Impaired	Allowance

Retail Lending	27,965	11,888	(5,555)	—	—	—	—	—	—	18	1	(1)	27,983	11,889	(5,556)
Mortgages	18,204	6,071	(1,325)	—	—	—	—	—	—	—	—	—	18,204	6,071	(1,325)
Consumer loans	4,354	2,548	(1,992)	—	—	—	—	—	—	18	1	(1)	4,372	2,549	(1,993)
Credit cards	1,322	727	(671)	—	—	—	—	—	—	—	—	—	1,322	727	(671)
Small Business Lending	4,085	2,542	(1,567)	—	—	—	—	—	—	—	—	—	4,085	2,542	(1,567)
Corporate Lending	16,212	4,830	(3,065)	70	—	—	499	163	(52)	124	5	(4)	16,905	4,998	(3,121)
Industry & mining	3,606	1,070	(719)	—	—	—	79	2	(2)	37	1	(1)	3,722	1,073	(722)
Small scale industry	637	369	(213)	—	—	—	—	—	—	1	—	—	638	369	(213)
Trade and services (excl. tourism)	5,170	1,619	(1,092)	—	—	—	15	13	(6)	24	2	(2)	5,209	1,634	(1,100)
Construction and real estate development	936	504	(361)	—	—	—	193	137	(41)	38	—	—	1,167	641	(402)
Energy	1,160	42	(23)	66	—	—	9	—	—	4	—	—	1,239	42	(23)
Tourism	644	298	(146)	—	—	—	12	11	(3)	9	2	(1)	665	311	(150)
Shipping	2,262	363	(226)	—	—	—	—	—	—	—	—	—	2,262	363	(226)
Transportation and telecommunications	273	75	(69)	4	—	—	20	—	—	—	—	—	297	75	(69)
Other	1,524	490	(216)	—	—	—	171	—	—	11	—	—	1,706	490	(216)
Public Sector	7,342	90	(63)	—	—	—	41	—	—	—	—	—	7,383	90	(63)
Greece	7,238	90	(63)	—	—	—	—	—	—	—	—	—	7,238	90	(63)
Other countries	104	—	—	—	—	—	41	—	—	—	—	—	145	—	—
Total	51,519	16,808	(8,683)	70	—	—	540	163	(52)	142	6	(5)	52,271	16,977	(8,740)

4.2.9                     Debt securities

The tables below present an analysis of debt securities, treasury bills and other eligible bills by rating agency designation at 31 December 2015 and 2014, based on the lower rating between Moody’s and S&P ratings expressed in Moody’s equivalent:

Ratings — Group

As at 31 December 2015	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and-receivables	Total

Aaa	3	—	90	—	—	93
Aa1 to A3	179	—	314	55	11,776	12,324
Baa1 to Ba3	346	—	1,100	—	12	1,458
Lower than Ba3	1,932	—	669	178	1,455	4,234
Of which: Greek sovereign debt	1,858	—	529	78	1,347	3,812
Unrated	6	—	32	—	7	45
Total	2,466	—	2,205	233	13,250	18,154

As at 31 December 2014	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and-receivables	Total

Aaa	4	—	56	—	—	60
Aa1 to A3	128	—	440	56	9,131	9,755
Baa1 to Ba3	359	—	3,046	1,307	—	4,712
Lower than Ba3	1,899	—	820	190	1,255	4,164
Of which: Greek sovereign debt	1,800	—	670	73	963	3,506
Unrated	7	—	40	—	1	48
Total	2,397	—	4,402	1,553	10,387	18,739

Notes to the Financial Statements

Group and Bank

Ratings — Bank

As at 31 December 2015	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and-receivables	Total

Aaa	3	—	—	—	—	3
Aa1 to A3	176	—	—	—	11,765	11,941
Baa1 to Ba3	12	—	88	—	—	100
Lower than Ba3	1,930	—	62	132	1,308	3,432
Of which: Greek sovereign debt	1,858	—	58	—	1,308	3,224
Unrated	4	—	—	6	3	13
Total	2,125	—	150	138	13,076	15,489

As at 31 December 2014	Trading securities	Designated as at fair value through profit or loss	Available for sale	Held to maturity	Loans-and-receivables	Total

Aaa	4	—	—	—	—	4
Aa1 to A3	128	—	99	—	9,121	9,348
Baa1 to Ba3	13	—	134	750	—	897
Lower than Ba3	1,899	—	475	160	995	3,529
Of which: Greek sovereign debt	1,800	—	465	—	963	3,228
Unrated	4	—	—	51	1	56
Total	2,048	—	708	961	10,117	13,834

4.3                                    Market risk

Market risk is the current or prospective risk to earnings and capital arising from adverse movements in interest rates, equity and commodity prices and exchange rates, and their levels of volatility. The Group engages in moderate trading activities in order to enhance profitability and service its clientele. These trading activities create market risk, which the Group seeks to identify, estimate, monitor and manage effectively through a framework of principles, measurement processes and a valid set of limits that apply to all of the Group’s transactions. The most significant types of market risk for the Group are interest rate, equity and foreign exchange risk.

Interest rate risk is the risk related to the potential loss on the Group’s portfolio due to adverse movements in interest rates.  A principal source of interest rate risk exposure arises from its trading and available-for-sale bond portfolio, as well as from interest rate exchange traded and over-the-counter (OTC) derivative transactions.

The most significant contributor to market risk in the Group is the Bank. More specifically, the Bank retains a portfolio of EFSF bonds, Greek T-Bills and government bonds and other EU sovereign debt, as well as moderate positions in Greek and international corporate bonds. Additionally, the Bank is active in the interest rate and cross currency swap market and engages in vanilla and more sophisticated transactions for hedging and proprietary purposes and it maintains positions in bond and interest rate futures, mainly as a means of hedging and to a lesser extent for speculative purposes.

Equity risk is the risk related to the potential loss due to adverse movements in the prices of stocks and equity indices. The Group holds a limited portfolio of stocks, the majority of which are traded on the Athens Exchange (the “ATHEX”) and retains positions in stock and equity index derivatives traded on the ATHEX, as well as, on international exchanges. The cash portfolio comprises of trading (i.e. short-term) and available-for-sale (i.e. long-term) positions. The portfolio of equity derivatives is used for proprietary trading, as well as, for the hedging of equity risk arising from the Group’s cash position and equity-linked products offered to its clientele.  In the same context and to a lesser extent, the Group enters into OTC equity derivative transactions for trading and hedging purposes.

Foreign exchange risk is the risk related to the potential loss due to adverse movements in foreign exchange rates. The Open Currency Position (“OCP”) of the Bank primarily arises from foreign exchange spot and forward transactions. The OCP is distinguished between Trading and Structural. The Structural OCP contains all of the Bank’s assets and liabilities in foreign currency (for example loans, deposits, etc.), along with the foreign exchange transactions performed by the Treasury Division. Apart from the Bank, the foreign exchange risk undertaken by the rest of the Group’s subsidiaries is insignificant.

The Group trades in all major currencies, holding mainly short-term positions for trading purposes and for servicing its institutional/corporate, domestic and international clientele. According to the Bank’s policy, the OCP should remain within the limits set by the Treasury Division and the Group Market and Operational Risk Management Division (GMORMD) at the end of each trading day. The same policy applies to all of the Group’s subsidiaries.

Notes to the Financial Statements

Group and Bank

4.3.1                     Market risk on trading and available-for-sale portfolios - Value-at-Risk (“VaR”)

The Bank estimates the market risk of its trading and available-for-sale portfolios using the VaR methodology. This has been implemented through RiskWatch by Algorithmics (currently IBM). In particular, due to the predominantly linear nature of its portfolio, the Bank has adopted the variance-covariance (VCV) methodology, with a 99% confidence interval and a 1-day holding period. The VaR is calculated on a daily basis for the Bank’s trading and available-for-sale portfolios, along with the VaR per risk type (interest rate, equity and foreign exchange risk). The whole framework and the VaR calculations have been thoroughly examined and approved by the Bank of Greece, as well as by external consultants. Also, the Internal Audit assesses the effectiveness of the relevant internal controls on a regular basis.

The VaR estimates are used internally as a risk management tool, as well as for regulatory purposes. For internal use, the GMORMD calculates the VaR of the Bank’s trading and available-for-sale portfolios, on a daily basis, using the latest 75 exponentially weighted daily observations to construct the VCV matrices. The risk factors relevant to the financial products in the Bank’s portfolio are interest rates, equity indices, foreign exchange rates and commodity prices. Currently the number of risk factors involved in the VaR calculations is around 1,144. Additionally, the GMORMD calculates the VaR of the Bank’s portfolios by applying the Historical Simulation approach, for comparative purposes.

The Bank has also established a framework of VaR limits in order to control and manage the risks to which it is exposed in a more efficient way. These limits have been determined by reference to worldwide best practices; they refer not only to specific types of market risk, such as interest rate, foreign exchange and equity, but also to the overall market risk of the Bank’s trading and available-for-sale portfolios.

The tables below present the Bank’s VaR (99%, 1-day) for the years ended on December 2015 and 2014 respectively:

2015 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	9,488	9,613	1,218	520
Average (daily value)	21,019	19,779	1,775	628
Max (daily value)	44,083	42,006	3,475	2,149
Min (daily value)	4,423	4,289	710	200

2014 (in € 000)	Total VaR	Interest Rate Risk VaR	Equity Risk VaR	Foreign Exchange Risk VaR
31 December	32,354	30,484	2,345	342
Average (daily value)	8,751	7,444	1,932	472
Max (daily value)	32,780	30,790	3,268	1,273
Min (daily value)	3,395	2,516	1,198	105

During the first six months of 2015, due to the ongoing negotiations between the Greek government and the Institutions which led to an economic turbulence in the country, the spread between the Greek and the German government bond yields widened significantly and climbed to its highest level in the beginning of July, after the negotiations between the Greek government and the Institutions were terminated. This led to an increase in the volatilities of the Greek government bond yields and to higher interest rate (IR) and total VaR estimates for the Bank. Since the middle of July, when an agreement was reached between Greece and the rest of the Eurozone, the Greek government bond yields dropped back to the levels that were observed in the beginning of the year, which in turn caused the respective volatilities to decrease. In addition to the above, at the end of the second quarter, the largest portion of the Bank’s positions in Greek government bonds was transferred from the available-for-sale portfolio to the loans-and-receivables portfolio, resulting in a sharp decrease of the Bank’s IR and total VaR. After the transfer, the VaR was mostly influenced by the level and volatility of the euro swap rates and the respective government bond yields. In this context, ECB’s decision on the level of interest rates, in the beginning of December, resulted to a sudden rise in the relevant risk factors that led to a significant increase of the respective volatilities and to higher VaR estimates for the Bank.

Back-testing

The Bank performs back-testing on a daily basis, in order to verify the predictive power of the VaR model. In accordance with the guidelines set out in the Capital Requirements Regulation 575/2013, the calculations only refer to the Bank’s trading portfolio and involve the comparison of the hypothetical and actual daily gains/losses of the portfolio with the respective estimates of the VaR model used for regulatory purposes. The hypothetical gains/losses is the change in the value of the portfolio between days t and t+1, assuming that the portfolio remains the same between the two days. In the same context, the actual gains/losses is the change in the value of the portfolio between days t and t+1, including all the transactions that took place in day t+1, excluding fees, commissions and net interest income.

Any excess of the hypothetical / actual losses over the VaR estimate is reported to the regulatory authorities no later than within five business days. During 2015, there were no cases in which the back-testing result exceeded the respective VaR calculation.

Stress Testing

The VaR model is based on certain theoretical assumptions, which do not fully capture the potential “tail events” in the markets.

Notes to the Financial Statements

Group and Bank

To enhance the predictability of our VaR model and minimize the effect of the aforementioned limitations, we perform stress testing on a weekly basis. The aim of stress testing is to evaluate the gains or losses that may occur under extreme market conditions. Stress testing applies on both, trading and available-for-sale portfolios and the scenarios used have been approved by the relevant regulatory authorities. These scenarios are presented in the following tables:

Interest rate-related scenarios:

Scenario	Description	0-3 Months		3 Months- 5 Years		>5 Years
1	Parallel Curve Shift	+200	bp	+200	bp	+200	bp
2	Parallel Curve Shift	-200	bp	-200	bp	-200	bp
3	Steepening	0	bp	+100	bp	+200	bp
4	Flattening	+200	bp	+100	bp	0	bp

Stock market indices-related scenarios:

Scenario	Description
1	-30% for all indices

Foreign exchange rate-related scenarios:

Scenario	Description
1	€ depreciation by 30%

4.3.2                     Limitation of the VAR model

The VaR model is based on certain theoretical assumptions, which under extreme market conditions might not capture the maximum loss the Bank may suffer. The restrictions of this methodology are summarized as follows:

•                  The use of volatilities and correlations as predictive measures for the behaviour of risk factors in the future might prove insufficient in periods of intense volatility in financial markets;

•                  The one-day holding period for VaR calculations (or ten days for regulatory purposes) implies that the Bank will be able to liquidate all its trading positions within this time period. This assumption might underestimate market risk in periods of insufficient liquidity in financial markets;

•                  VaR refers to the plausible loss at a 99% confidence interval, without taking into account any losses beyond that level;

•                  All calculations are based on the Bank’s positions at the end of each business day, without taking into account the intra-day transactions or any realized losses that have been incurred;

•                  VaR estimates rely on small changes in the level of the relevant risk factors. For bigger movements (tail events), this metric might not fully capture the impact on the value of the portfolio; and

•                  Returns on individual risk factors are assumed to follow a normal distribution. If this assumption does not hold, the probability of extreme market movements could be underestimated.

4.3.3                     Interest rate risk in the banking book

Interest rate risk in the banking book is the current or prospective risk to earnings (net interest income) and capital due to adverse movements in interest rates affecting the banking book positions. Exposure to interest rate risk in the banking book arises from re-pricing mismatches between assets and liabilities. The Group’s banking book consists mainly of loans and advances to customers, cash and balances with central banks, due from banks, securities classified as loans-and-receivables and held-to-maturity, due to customers, due to banks, debt securities in issue and other borrowed funds that are measured at amortised cost. The Group maintains adequate measurement, monitoring, and control functions for interest rate risk in the banking book, including:

•                  measurement systems of interest rate risk that capture all material sources of interest rate risk and that assess the effect of interest rate changes in ways that are consistent with the scope of the Group’s activities;

•                  measurement of vulnerability to loss under stressful market conditions;

•                  processes and information systems for measuring, monitoring, controlling, and reporting interest rate risk exposures in the banking book and

•                  a documented policy regarding the management of interest rate risk in the banking book.

Notes to the Financial Statements

Group and Bank

4.3.4                     Interest rate risk based on next re-pricing date

The Group’s interest rate risk relating to financial instruments based on next re-pricing date is summarised as follows:

Interest re-pricing dates - Group

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	631	40	5	3	—	1,529	2,208
Due from banks	2,222	32	74	171	5	295	2,799
Financial assets at FV through profit or loss	250	1,100	726	168	222	20	2,486
Loans and advances to customers	24,554	5,478	4,651	3,681	6,848	163	45,375
Investment securities — Available-for-sale	413	452	268	410	658	433	2,634
Investment securities — Held-to-maturity	24	61	15	78	55	—	233
Investment securities — Loans-and-receivables	44	2,705	9,063	505	933		13,250
Insurance related assets and receivables	20	1	68	42	5	423	559
Other assets	33	—	2	4	0	1,654	1,693
Total	28,191	9,869	14,872	5,062	8,726	4,517	71,237

Liabilities
Due to banks	21,742	148	70	3,101	93	12	25,166
Due to customers	30,557	3,669	5,001	2,988	2	742	42,959
Debt securities in issue & other borrowed funds	13	275	930	26	1	7	1,252
Insurance related reserves and liabilities	15	26	68	330	267	1,520	2,226
Other liabilities	12	—	—	—	—	1,210	1,222
Total	52,339	4,118	6,069	6,445	363	3,491	72,825

Total interest sensitivity gap	(24,148)	5,751	8,803	(1,383)	8,363	1,026	(1,588)

Interest re-pricing dates - Group

As at 31 December 2014 — As restated	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	642	43	5	—	—	5,147	5,837
Due from banks	1,464	958	292	56	2	552	3,324
Financial assets at FV through profit or loss	391	908	789	192	118	10	2,408
Loans and advances to customers	30,197	8,249	9,507	8,228	8,683	3,245	68,109
Investment securities — Available-for-sale	1,183	518	664	867	1,086	457	4,775
Investment securities — Held-to-maturity	56	474	620	238	145	20	1,553
Investment securities — Loans-and-receivables	179	154	9,092	—	962	—	10,387
Insurance related assets and receivables	112	7	9	22	1	403	554
Other assets	7	—	—	4	—	2,130	2,141
Total	34,231	11,311	20,978	9,607	10,997	11,964	99,088

Liabilities
Due to banks	19,157	1,175	122	1,644	120	8	22,226
Due to customers	41,730	8,101	10,383	1,850	2	2,863	64,929
Debt securities in issue & other borrowed funds	231	1,247	1,759	1,923	764	67	5,991
Insurance related reserves and liabilities	18	16	71	322	356	1,497	2,280
Other liabilities	47	1	218	—	—	2,337	2,603
Total	61,183	10,540	12,553	5,739	1,242	6,772	98,029

Total interest sensitivity gap	(26,952)	771	8,425	3,868	9,755	5,192	1,059

Notes to the Financial Statements

Group and Bank

Interest re-pricing dates - Bank

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	442	33	5	3	—	647	1,130
Due from banks	2,370	81	105	167	—	204	2,927
Financial assets at FV through profit or loss	176	1,099	700	77	74	—	2,126
Loans and advances to customers	22,405	3,602	3,865	3,370	6,360	147	39,750
Investment securities — Available-for-sale	23	31	34	62	—	93	243
Investment securities — Held-to-maturity	89	28	21	—	—	—	138
Investment securities — Loans-and-receivables	—	2,705	9,063	372	936	—	13,076
Other assets					—	1,471	1,471
Total	25,506	7,579	13,793	4,051	7,370	2,562	60,861

Liabilities
Due to banks	21,718	136	161	3,101	93	31	25,240
Due to customers	28,194	2,995	3,604	1,799	—	276	36,868
Debt securities in issue & other borrowed funds	0	0	826	0	—	0	826
Other liabilities	—	—	—	—	—	984	984
Total	49,912	3,131	4,591	4,900	93	1,291	63,918

Total interest sensitivity gap	(24,405)	4,448	9,202	(849)	7,277	1,510	(3,057)

Interest re-pricing dates - Bank

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Non interest bearing	Total
Assets
Cash and balances with central banks	449	33	5	—	—	1,383	1,870
Due from banks	1,997	1,200	308	54	—	231	3,790
Financial assets at FV through Profit or Loss	363	895	676	78	36	1	2,049
Loans and advances to customers	22,419	4,836	3,529	3,131	6,726	2,890	43,531
Investment securities — Available-for-sale	117	185	18	378	10	70	778
Investment securities — Held-to-maturity	—	210	750	1	—	—	961
Investment securities — Loans-and-receivables	31	5	9,091	—	990	—	10,117
Other assets	—	—	—	—	—	1,640	1,640
Total	25,376	7,364	14,377	3,642	7,762	6,215	64,736

Liabilities
Due to banks	17,648	853	212	1,644	120	4	20,481
Due to customers	30,176	4,633	7,442	1,517	—	362	44,130
Debt securities in issue & other borrowed funds	20	23	31	1,618	18	33	1,743
Other liabilities	5	—	—	—	—	954	959
Total	47,849	5,509	7,685	4,779	138	1,353	67,313

Total interest sensitivity gap	(22,473)	1,855	6,692	(1,137)	7,624	4,862	(2,578)

4.3.5                     Foreign exchange risk

The Group’s and the Bank’s exposure to foreign exchange risk, before taking into consideration the effect of hedging, is presented in the following tables. As described above, at the end of day OCP has to comply with the limits set by the Treasury Division and the GMORMD. Compliance is achieved by entering into appropriate offsetting positions. Consequently, the net exposure to each foreign currency is maintained at low levels and within the pre-approved limits.

Notes to the Financial Statements

Group and Bank

The Group’s foreign exchange risk concentration as at 31 December 2015 and 2014 was as follows:

Foreign exchange risk concentration - Group

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,525	57	34	—	8	1	583	2,208
Due from banks	2,075	521	93	11	25	—	74	2,799
Financial assets at FV through Profit or Loss	2,175	113	14	—	—	—	184	2,486
Derivative financial instruments	3,691	158	5	3	31	—	7	3,895
Loans and advances to customers	39,952	2,226	112	2	1,009	—	2,074	45,375
Investment securities — Available-for-sale	2,047	20	—	—	—	—	567	2,634
Investment securities — Held-to-maturity	233	—	—	—	—	—	—	233
Investment securities — Loans-and-receivables	13,250	—	—	—	—	—	—	13,250
Investment property	843	—	—	—	—	—	26	869
Equity method investments	7	—	—	—	—	—	9	16
Goodwill, software & other intangibles	130	—	—	—	—	—	17	147
Property & equipment	1,231	—	—	—	—	—	94	1,325
Insurance related assets and receivables	595	1	—	—	—	—	5	601
Other assets	7,457	72	2	—	1	3	92	7,627
Total assets excl. assets held-for-sale	75,211	3,168	260	16	1,074	4	3,732	83,465
Assets held-for-sale	3,302	4,776	271	4	3	18,876	535	27,767
Total assets	78,514	7,944	531	20	1,077	18,880	4,267	111,232

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	24,957	103	—	—	76	—	30	25,166
Derivative financial instruments	4,225	386	22	2	3	—	—	4,638
Due to customers	36,368	2,413	196	1	61	1	3,919	42,959
Debt securities in issue & Other borrowed funds	1,232	—	—	—	—	—	20	1,252
Insurance related reserves and liabilities	2,220	1	—	—	—	—	5	2,226
Other liabilities	1,172	22	5	1	—	—	51	1,251
Retirement benefit obligations	265	—	—	—	—	—	8	273
Total liabilities excl. liabilities held-for-sale	70,439	2,925	223	4	140	1	4,033	77,765
Liabilities held-for-sale	3,860	7,193	199	1	12	12,104	274	23,643
Total liabilities	74,299	10,118	422	5	152	12,105	4,307	101,408

Net on balance sheet position	4,215	(2,174)	109	15	925	6,775	(40)	9,824

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Group — As restated

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	2,628	1,551	10	—	10	531	1,107	5,837
Due from banks	2,542	505	78	19	23	100	57	3,324
Financial assets at FV through Profit or Loss	2,146	35	8	—	—	16	203	2,408
Derivative financial instruments	4,593	127	12	10	106	1,093	2	5,943
Loans and advances to customers	45,686	4,556	143	8	1,166	14,535	2,015	68,109
Investment securities -Available-for-sale	2,258	461	84	—	—	1,376	596	4,775
Investment securities - Held-to-maturity	250	231	—	—	—	1,072	—	1,553
Investment securities - Loans-and-receivables	10,387	—	—	—	—	—	—	10,387
Investment property	890	—	—	—	—	—	22	912
Equity method investments	53	—	—	—	—	80	8	141
Goodwill, software & other intangibles	165	—	95	—	—	1,454	42	1,756
Property & equipment	1,423	—	55	—	—	526	105	2,109
Insurance related assets and receivables	586	6	—	—	—	—	4	596
Other assets	6,647	173	80	—	1	364	97	7,362
Total assets	80,254	7,645	565	37	1,306	21,147	4,258	115,212

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	19,947	1,089	18	—	66	1,050	56	22,226
Derivative financial instruments	5,355	391	37	2	8	464	1	6,258
Due to customers	44,475	6,301	279	2	74	9,526	4,272	64,929
Debt securities in issue & Other borrowed funds	2,676	2,213	7	—	—	995	100	5,991
Insurance related reserves and liabilities	2,269	6	—	—	—	—	5	2,280
Other liabilities	1,404	112	138	1	2	1,021	47	2,725
Retirement benefit obligations	284	—	—	—	—	45	8	337
Total liabilities	76,410	10,112	479	5	150	13,101	4,490	104,746

Net on balance sheet position	3,844	(2,467)	86	32	1,156	8,046	(232)	10,466

Foreign exchange risk concentration - Bank

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,005	46	29	—	2	—	48	1,130
Due from banks	2,151	447	47	10	249	—	23	2,927
Financial assets at FV through Profit or Loss	2,069	30	—	—	—	—	27	2,126
Derivative financial instruments	3,689	157	5	3	31	—	7	3,892
Loans and advances to customers	36,862	2,042	108	1	684	—	53	39,750
Investment securities - Available-for-sale	234	9	—	—	—	—	—	243
Investment securities - Held-to-maturity	138	—	—	—	—	—	—	138
Investment securities - Loans-and-receivables	13,073	—	—	—	—	—	3	13,076
Investment in subsidiaries	2,861	—	—	—	—	—	—	2,861
Investment property	6	—	—	—	—	—	—	6
Equity method investments	7	—	—	—	—	—	—	7
Goodwill, software & other intangibles	113	—	—	—	—	—	—	113
Property & equipment	247	—	—	—	—	—	2	249
Other assets	6,991	71	(1)	—	1	—	(5)	7,057
Non-current assets held for sale	2,720	836						3,556
Total assets	72,166	3,638	188	14	967	—	158	77,131

As at 31 December 2015	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	24,998	121	77	2	37	—	5	25,240
Derivative financial instruments	4,222	386	22	2	3	—	—	4,635
Due to customers	33,896	1,984	149	1	34	—	804	36,868
Debt securities in issue & Other borrowed funds	826	—	—	—	—	—	—	826
Other liabilities	974	12	2	1	—	—	—	989
Retirement benefit obligations	258	—	—	—	—	—	—	258
Total liabilities	65,174	2,503	250	6	74	—	809	68,816

Net on balance sheet position	6,992	1,135	(62)	8	893	—	(651)	8,315

Notes to the Financial Statements

Group and Bank

Foreign exchange risk concentration - Bank

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Assets
Cash and balances with central banks	1,817	12	2	—	1	—	38	1,870
Due from banks	3,119	416	37	18	162	2	36	3,790
Financial assets at FV through Profit or Loss	1,975	2	—	—	—	—	72	2,049
Derivative financial instruments	4,578	93	7	10	106	—	2	4,796
Loans and advances to customers	40,378	2,122	139	2	842	—	48	43,531
Investment securities - Available-for-sale	663	33	81	—	—	—	1	778
Investment securities - Held-to-maturity	211	750	—	—	—	—	—	961
Investment securities - Loans-and-receivables	10,117	—	—	—	—	—	—	10,117
Investment in subsidiaries	7,300	—	—	—	—	—	—	7,300
Investment property	6	—	—	—	—	—	—	6
Equity method investments	10	—	—	—	—	—	—	10
Goodwill, software & other intangibles	119	—	—	—	—	—	—	119
Property & equipment	257	—	—	—	—	—	3	260
Other assets	6,207	154	1	—	—	—	(3)	6,359
Total assets	76,757	3,582	267	30	1,111	2	197	81,946

As at 31 December 2014	EURO	USD	GBP	JPY	CHF	TL	Other	Total
Liabilities
Due to banks	20,180	174	84	2	34	—	7	20,481
Derivative financial instruments	5,331	332	33	2	8	—	—	5,706
Due to customers	40,585	2,414	195	1	37	1	897	44,130
Debt securities in issue & Other borrowed funds	1,720	12	11	—	—	—	—	1,743
Other liabilities	941	13	2	1	—	—	6	963
Retirement benefit obligations	270	—	—	—	—	—	—	270
Total liabilities	69,027	2,945	325	6	79	1	910	73,293
Net on balance sheet position	7,730	637	(58)	24	1,032	1	(713)	8,653

4.4                                    Country risk

Country risk is the current or prospective risk to earnings and capital, caused by events in a particular country which are at least to some extent under the control of the government but definitely not under the control of a private enterprise or individual. The main categories of country risk consist of sovereign risk, convertibility risk and transfer risk. Sovereign risk stems from a foreign government’s lack of capacity and/or willingness to repay its debt or other obligations. Convertibility and transfer risk arise when a borrower is unable to convert funds from local to foreign currency in order to repay external obligations. Therefore, country risk refers to all cross border transactions, either with a central government, or with a financial institution, a corporate or a retail client.

The on and off balance sheet items which potentially entail country risk are the following:

•                  participation in the equity of the Group’s subsidiaries, which operate in other countries;

•                  interbank secured and unsecured placements and the risk that arises from OTC transactions, with financial institutions which operate abroad;

•                  loans to corporations or financial institutions that operate abroad, positions in corporate bonds of foreign issuers and cross-border project finance loans;

•                  funded and unfunded commercial transactions with foreign counterparties; and

•                  holdings in sovereign debt and the sale of protection through Credit Default Swaps, where the underlying reference entity is a sovereign.

In this context, the GMORMD monitors the country risk arising from the Bank’s operations on a daily basis, mainly focusing on the countries of South East Europe, Cyprus, Egypt, Malta and South Africa, where the Group has presence.

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. The agreed consideration for the transaction amounts to €2,750 million. In addition, QNB will repay upon closing the USD910 million of subordinated debt that NBG has extended to Finansbank (see Note 30). Therefore, the Bank and the Group are no longer exposed to Turkey country risk.

Notes to the Financial Statements

Group and Bank

4.5                                    Liquidity risk

4.5.1                     Liquidity risk management

Liquidity risk is defined as the current or prospective risk to earnings and capital arising from the institution’s inability to meet its liabilities when they come due without incurring unacceptable losses. It reflects the potential mismatch between incoming and outgoing payments, taking into account unexpected delays in repayments (term liquidity risk) or unexpectedly high outflows (withdrawal/call risk). Liquidity risk involves both the risk of unexpected increases in the cost of funding of the portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner and on reasonable terms.

The Bank’s executive and senior management have the responsibility to implement the liquidity risk strategy approved by the Board Risk Committee (“BRC”) and to develop the policies, methodologies and procedures for identifying, measuring, monitoring and controlling liquidity risk, consistent with the nature and complexity of the relevant activities. The Bank’s executive and senior management is informed on a daily basis about current liquidity risk exposures ensuring that the Group’s liquidity risk profile stays within approved levels. In addition, management receives a liquidity report on a daily basis, which presents a detailed analysis of the Group’s funding sources and counterbalancing capacity. Moreover, the Asset Liability Committee (“ALCO”) monitors the gap in maturities between assets and liabilities as well as the Bank’s funding requirements based on various assumptions, including conditions that might have an adverse impact on the Bank’s ability to liquidate investments and trading positions and its ability to access the capital markets. On a long term perspective, the Loans-to-Deposits ratio is monitored, which as of 31 December 2015, stood at 100.5% (excl. Finansbank 91.3%) and 90.3%, on a domestic (Greece) and a Group level respectively.

Since liquidity risk management seeks to ensure that the respective risk of the Group is measured properly and is maintained within acceptable levels then, even under adverse conditions, the Group must have access to funds necessary to cover customer needs, maturing liabilities and other capital needs, while simultaneously maintaining the appropriate counterbalancing capacity to ensure the above. In addition to the Bank’s liquidity pool, the rest of the Group’s subsidiaries maintain a ratio of available funds through repurchase agreements (AFTR) over total deposits at a minimum level of 9%.

4.5.2                     Sources of liquidity

The Bank’s principal sources of liquidity are its deposit base, Eurosystem funding through ECB and ELA mechanism and long term debt. ECB funding is collateralized mainly by EFSF/ESM bonds received from HFSF, whereas ELA funding is collateralized mainly by notes issued by the Bank and guaranteed by the Hellenic Republic, in the context of the Bank’s participation in the Hellenic Republic Bank Support Plan, as well as by Greek government bonds, T-Bills and loans.

During the first half of 2015, the structure of the Bank’s liquidity position has changed substantially. The reasons for this change were the economic turbulence and the uncertainty in the Greek banking sector that was caused by the ongoing negotiations between the Greek government and the Institutions. More specifically, the Bank faced significant deposit outflows of €8.4 billion, as well as the cancellation of about €3.6 billion of repurchase agreements with financial institutions. This in turn caused an increased dependence on Eurosystem funding and a commensurate deterioration of the Bank’s counterbalancing capacity. Furthermore, ECB lifted the waiver on accepting notes issued or guaranteed by the Hellenic Republic as collateral for repurchase agreements, which forced the Bank to cover its increasing funding shortfall through the ELA mechanism. In the height of the liquidity crisis, on 29 June 2015 due to the termination of the negotiations and ECB’s decision to freeze the level of ELA, Greek authorities imposed capital controls, in order to prevent a widespread bank run and to preserve the sustainability of the Greek banking system. Moreover, on 7 July 2015, ECB raised the haircuts on the notes issued or guaranteed by the Hellenic Republic, which subsequently further lowered the Bank’s buffer for ELA refinancing. In order to mitigate all the above developments, the Bank’s Eurosystem funding increased in the first half of the year by € 13.3 billion and reached € 27.6 billion. However, even at that point, the Bank retained adequate buffer of ELA eligible collateral, of around € 5.5 billion, in order to cover further outflows.

During the second half of 2015, while the capital controls remained in force, the liquidity position of the Bank was improved. Eurosystem funding was reduced by about € 3.5 billion and ELA funding decreased by about € 6 billion. The main driver for these developments was the Bank’s successful share capital increase that was completed in December. The Bank not only enhanced its capital base, but also increased the amount of its ECB eligible collateral by receiving an amount of € 2.7 billion of ESM bonds, under the Bond Loan Program. Additionally, the Bank further reduced its liabilities through the Liability Management exercise (LME), by replacing all of its long-term debt, except for the covered bonds, with equity. Finally, the Bank’s liquidity profile was further strengthened by a moderate increase of about € 1 billion in its customer deposits and by further deleveraging. In this context, on December 31st 2015, the ECB funding stood at € 12.5 billion, while ELA funding was € 11.5 billion, amounting to a total exposure to the Eurosystem of € 24.0 billion, whereas the Bank’s liquidity buffer stood comfortably at € 8.4 billion.

As far as the Group’s subsidiaries are concerned, they are mostly self-funded, except from Banca Romaneasca, which receives around € 450 million from the Bank, through interbank transactions.

4.5.3                     Financing under the Hellenic Republic Bank Support Plan

Under the government-guaranteed borrowings facility, the Bank participated in the second and third pillars of Law 3723/2008 “Hellenic Republic’s Bank Support Plan” as follows:

Notes to the Financial Statements

Group and Bank

Pillar II

Description	Issue date	Maturity date	Nominal amount	Interest rate
Floating Rate Notes	2 May 2013	May 2016	4,500	Paid quarterly at a rate of three-month Euribor plus 1,200 bps
Floating Rate Notes	19 October 2015	April 2016	2,600	Paid semi-annually at a rate of six-month Euribor plus 800 bps
Floating Rate Notes	27 July 2015	January 2016	1,075	Paid semi-annually at a rate of six-month Euribor plus 800 bps
Floating Rate Notes	19 October 2015	January 2016	1,500	Paid quarterly at a rate of three-month Euribor plus 800 bps
Total			9,675

The Notes that matured in January 2016 have not been renewed.

The Notes described above are held by the Bank and therefore, are not presented as liabilities on the Group’s and the Bank’s Statement of Financial Position. For more information on debt securities in issue and other borrowed funds see Note 33 and Note 34.

Pillar III

On 6 August 2013, 16 September 2013 and 17 July 2014, the Bank received from Public Debt Management Agency, new three-year zero coupon special Greek Government bonds of €787 million, €60 million and €1,262 million, respectively, collateralized with customer loans. These bonds can only be used as collateral for financing and therefore are reflected in off-balance sheet items.

4.5.4                     Contractual undiscounted cash flows

The contractual undiscounted cash outflows of the Group’s and the Bank’s non-derivative financial liabilities are presented in the tables below. Liquidity risk arising from derivatives is not considered significant.

Contractual undiscounted cash outflows - Group

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	21,770	54	133	3,148	109	25,214
Due to customers	33,820	3,629	5,129	479	4	43,061
Debt securities in issue & Other borrowed funds	9	6	893	441	21	1,370
Insurance related reserves and liabilities	44	59	271	720	1,132	2,226
Other liabilities	149	386	247	261	93	1,136
Total — on balance sheet	55,792	4,134	6,673	5,049	1,359	73,007
Credit commitments *	737	273	560	329	1,588	3,487

Contractual undiscounted cash outflows — Group — As restated

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	19,174	1,084	97	1,788	144	22,287
Due to customers	44,437	8,202	10,594	2,057	6	65,296
Debt securities in issue & Other borrowed funds	188	582	2,165	3,598	113	6,646
Insurance related reserves and liabilities	37	66	358	741	1,078	2,280
Other liabilities	996	451	385	330	101	2,263
Total — on balance sheet	64,832	10,385	13,599	8,514	1,442	98,772
Credit commitments*	2,305	733	1,701	784	1,782	7,305

Contractual undiscounted cash outflow - Bank

As at 31 December 2015	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	21,755	41	235	3,148	109	25,288
Due to customers	30,904	2,856	3,034	102	—	36,896
Debt securities in issue & Other borrowed funds	—	—	874	—	—	874
Other liabilities	4	340	188	119	65	716
Total — on balance sheet	52,663	3,237	4,331	3,369	174	63,774
Credit commitments*	726	210	519	339	1,880	3,674

Notes to the Financial Statements

Group and Bank

Contractual undiscounted cash outflow - Bank

As at 31 December 2014	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 yrs	Over 5 yrs	Total

Due to banks	17,663	759	184	1,788	143	20,537
Due to customers	30,457	4,617	7,557	1,610	—	44,241
Debt securities in issue & Other borrowed funds	—	1	70	1,781	155	2,007
Other liabilities	26	371	188	—	67	652
Total — on balance sheet	48,146	5,748	7,999	5,179	365	67,437
Credit commitments*	924	357	597	430	2,057	4,365

* Commitments to extend credit at 31 December 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed. Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2015 are €5,738 million (2014: €15,694 million)  and €5,030  million for the Bank (2014: €6,417 million)

Other liabilities mainly include accrued interest and commissions, payables to suppliers, amounts due to government agencies, taxes payable (other than income taxes), and accrued expense.

4.6                                    Insurance risk

The insurance policies issued by the Group carry a degree of risk. The risk under any insurance policy is the possibility of the insured event resulting in a claim. By the very nature of an insurance policy, risk is based on fortuity and is therefore unpredictable.

The principal risk that the Group may face under its insurance policies are that the actual claims and benefit payments or the timing thereof, differ from expectations. This could occur because the frequency or severity of claims is greater than estimated. Depending on the insurance product, this risk is influenced by macroeconomic changes, changes in customer behavior, changes in public health, pandemics and catastrophic events such as earthquakes, industrial disasters, fires, riots or terrorism.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The variability of risks is also improved by the careful selection and implementation of the Group’s underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on assumptions and statistics and the Group’s empirical data, taking into consideration current trends and market conditions.

Reinsurance arrangements include proportional, optional facultative, excess of loss and catastrophe coverage.

Life insurance

Life insurance policies written by the Group include whole life, endowment, term assurance, term assurance with survival benefit, pension, unit-linked and rider benefits attached to insurance policies.

Traditional Life insurance contracts

These policies insure events associated with insured persons’ life (for example, death or survival). Guaranteed benefits paid on occurrence of the specified insurance event are either fixed or linked to the financial loss suffered by the policyholder.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Mortality risk: risk of loss arising due to policyholder actual death experience being different than expected.

•                  Longevity risk: risk of loss arising due to the annuitant living longer than expected.

•                  Investment return risk: risk of loss arising from actual returns being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Key assumptions

Professional judgment is required in determining the liabilities and in the choice of assumptions. Assumptions in use are based on past experience, current internal data, external market indices and benchmarks which reflect current observable market prices and other published information.

Life insurance policy estimates are initially made at inception of the policy, where the Group determines the key assumptions applicable to the type of life insurance policy, such as future deaths, voluntary terminations, investment returns and administration expenses. Subsequently, new estimates are developed at each reporting date to determine whether the liabilities are adequate in the light of the current experience. The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

Notes to the Financial Statements

Group and Bank

•                  Mortality: Assumptions are based on appropriate standard industry and national tables, according to the type of policy written, reflecting the recent historical experience of the Group and thus reflecting the best estimate for that year. Assumptions are differentiated by sex.

•                  Investment return: Estimates for investment returns that affect the level of future benefits due to the policyholders are based on current market returns as well as expectations about future economic and financial developments.

•                  Expenses: Operating expenses assumptions reflect the projected costs of maintaining and servicing in-force policies. The current level of expenses is taken as an appropriate expense base, adjusted for expected expense inflation if appropriate.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders. Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

•                  Rate that option to surrender is exercised at the beginning of retirement: The percentage of insured in individual insurance programs which elect for a lump-sum benefit (surrender value) instead of a monthly pension benefit, which is estimated based on past experience.

Liability adequacy test

Life business comprises of the following three main categories depending on the nature of the cover:

i.                  Individual traditional policies (whole life, endowment, pure endowment, term, pension plans etc): The test was based on the projection of the future cash flows using current assumptions in terms of mortality, lapses, interest rate and expenses for the expected remaining term of insurance policies. The aforementioned test resulted in additional reserves.

ii.               Unit-linked policies: Analysis considered both risks associated to parameters (mortality, lapses, interest rate, expenses) and risks associated to guaranteed return at the end of the policy terms. Despite the increase in the value of the funds during the last year an additional liability was necessary to cover the guaranteed return to policyholders.

iii.            Pension beneficiaries that stem from Deposit Administration Funds (“DAF”): The process followed was similar to that of individual traditional policies. The test produced a liability that exceeded reserves to cover longevity risk.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate and lapse rates) as regards the effect of their change in the recorded reserves.

The results of the sensitivity analysis refer to the liabilities which relate to the portfolio of individual traditional policies, to benefits to pensioners who previously held DAF policies as well as to the portfolio of Unit Linked policies.

Sensitivity analysis

2015	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(48)
	-0.5%	53
Lapse / Surrender Rates	Increase by +10%	(2)
	Decrease by -10%	2

2014	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	(49)
	-0.5%	53
Lapse / Surrender Rates	Increase by +10%	(4)
	Decrease by -10%	4

Riders on Life insurance contracts

Life insurance contracts may include personal accident and hospitalization riders, which protect the Group’s clients from the consequences of disability or hospital treatment due to an accident or illness of the insured or their dependants.

The main risks that the Group is exposed to under Life insurance policies are the following:

•                  Morbidity risk: risk of loss arising due to policyholder health experience being different than expected.

•                  Expense risk: risk of loss arising from expense experience being different than expected.

•                  Lapse/Surrender risk: risk of loss arising due to policyholder behaviour (lapses and surrenders) being different than expected.

Notes to the Financial Statements

Group and Bank

Key assumptions

The key assumptions to which the estimation of liabilities is particularly sensitive are as follows:

•                  Morbidity rates: Rates of hospitalization, by age and type of coverage, derived from the historical experience.

•                  Disability: Disability percentages for life riders with benefits in the event of disability of the insured are based mainly on the corresponding rates of reinsurance contracts currently in force.

•                  Lapse and surrender rates: Lapses relate to the termination of policies due to non-payment of premiums.  Surrenders relate to the voluntary termination of policies by policyholders.  Policy termination assumptions are determined using statistical measures based on the Group’s experience and vary by product type.

•                  Discount rate: The liability adequacy test is based on future Group cash inflows and outflows of insurance contracts. Future cash flows are discounted using investment yield curves at the end of the reporting period, taking into account company projected investment yields and the risk free curve.

Liability adequacy test

Life business comprises of the following two main categories depending on the nature of the cover:

•                  Hospitalisation riders: The test was based on current assumptions for discount rate, morbidity, medical claim inflation, lapses, expenses and annual premium increase.  The aforementioned test did not result in additional reserves.

•                  Other riders: The test was based on current assumptions for discount rate, disability rates, lapses and expenses. The test resulted in additional reserves.

Sensitivity analysis

The sensitivity analysis set out below is calculated for those factors which are considered significant (discount rate, lapse rates and morbidity rates) as regards the effect of their change in the recorded reserves.

Sensitivity analysis

2015	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0.5%	5
	-0.5%	(6)
Lapse / Surrender Rates	Increase by +10%	22
	Decrease by -10%	(27)
Morbidity Rates	Increase by +5%	49
	Decrease by -5%	(49)

Sensitivity analysis

2014	Change in Assumptions	Impact on Insurance Liabilities
Discount Rate	+0,5%	15
	-0,5%	(17)
Lapse / Surrender Rates	Increase by +10%	63
	Decrease by -10%	(78)
Morbidity Rates	Increase by +5%	69
	Decrease by -5%	(68)

Property and casualty insurance

The Group provides products that cover a large range of risks such as personal, commercial, industrial risks and other risks related to property damage and third party liability.

The above risk exposure is mitigated by diversification across a large portfolio of insurance policies. The diversity of risks is also improved by careful selection and implementation of underwriting policy, reinsurance strategy and internal guidelines, within an overall risk management framework. Pricing is based on past experience taking into consideration current trends and market conditions.

For specific risks arising from an unexpected number of claims or unusually large claims, an appropriate proactive policy is applied to all business units:

Underwriting process:  The criteria for the acceptance of insurance risk are such that a geographical dispersion of risks and their diversification to different activity sectors are ensured. Furthermore where necessary, policy limits and claim deductibles are applied in order to reduce the Group’s share of the risk. In addition, in many cases insurance policies include exclusion clauses for risks whose probability of occurrence and financial consequences are difficult to estimate (such as general third party liability or environmental risks with discernable causing events).

Notes to the Financial Statements

Group and Bank

Claims handling: The Group’s policy for claims handling is focused on the timely settlement of claims and the prevention of fraudulent cases being accepted by the Group. This is achieved by appropriate information systems, reliable claim assessment procedures and qualified personnel with a high degree of ethical standing.

Provisions for Outstanding Claims: In addition to the claim-by-claim procedure, a number of statistical and actuarial techniques are employed for the estimation of the ultimate cost of claims incurred and the calculation of the corresponding reserves. This process includes the calculation of the provision for claims that have not been reported to the Group until the valuation date.

Reinsurance Policy: The selection of the optimal reinsurance coverage varies depending on the nature of the risks involved, the Group’s solvency and its capacity to absorb losses arising from extreme events. The structure of the reinsurance program ensures the protection against high frequency of claims, exceptional claims or concentration of claims. The Group places particular emphasis on the coverage of catastrophic events, arising from natural perils, such as earthquakes by selecting reinsurance programs that cover events with a small probability of incurrence.

Liability adequacy test

For all lines of businesses a liability adequacy test is performed for the adequacy of the technical provisions. With regards to the motor line of business (the largest line of business), historical data was examined on a per nature of claim basis, for each accident year after 2000 and the following methods were applied in order to estimate the ultimate cost for each accident year: cumulative payments, incurred claims, average claim cost projections and the Bornhuetter-Ferguson method of which the results were selected for the estimation of the total cost for each accident year.

Claims development tables

The tables below present the development of the incurred claims cost for each accident year from 2009 to 2015. In addition, the corresponding amounts of the cumulative actual claims payments are included, in order for there to be a distinction between actual payments and reserves. Outstanding claims estimates for years prior to 2009 are presented for reconciliation reasons.  Note that for Motor TPL, where additional reserves, resulted from the LAT performed (for both IBNR claims and adverse future deviation of the case estimates for reported claims) are included in the estimates presented.

For the Fire business (the second largest property and casualty line of business after Motor), the total cost per year is the sum of the cumulative payments and the reserves per case (no additional reserves resulted from the LAT performed).

The Motor and Fire lines of business account for over 85% of the outstanding claim reserves balances.

Motor TPL claims development

	Reserves	Group
	prior to								Total
Accident year	2009	2009	2010	2011	2012	2013	2014	2015	reserves
Accident year		136	200	140	82	64	61	50
One year later		138	192	138	83	63	53	—
Two years later		139	196	147	82	62	—	—
Three years later		139	199	145	82	—	—	—
Four years later		132	187	144	—	—	—	—
Five years later		123	161	—	—	—	—	—
Six years later		120	—	—	—	—	—	—
Current estimate of cumulative claims		120	161	144	82	62	53	50
Accident year		(39)	(60)	(34)	(21)	(16)	(12)	(11)
One year later		(65)	(87)	(58)	(33)	(24)	(21)	—
Two years later		(73)	(98)	(66)	(38)	(28)	—	—
Three years later		(81)	(108)	(75)	(44)	—	—	—
Four years later		(89)	(117)	(83)	—	—	—	—
Five years later		(95)	(124)	—	—	—	—	—
Six years later		(98)	—	—	—	—	—	—
Cumulative payments		(98)	(124)	(83)	(44)	(28)	(21)	(11)
Total outstanding claims reserve	54	22	37	61	38	34	32	39	317

Notes to the Financial Statements

Group and Bank

Fire claims development

	Reserves	Group
	prior to								Total
Accident year	2009	2009	2010	2011	2012	2013	2014	2015	reserves
Accident year		33	24	19	16	10	15	36
One year later		34	22	18	15	9	13	—
Two years later		35	22	17	14	9	—	—
Three years later		34	22	17	14	—	—	—
Four years later		33	21	17	—	—	—	—
Five years later		32	21	—	—	—	—	—
Six years later		33	—	—	—	—	—	—
Current estimate of cumulative claims		33	21	17	14	9	13	36
Accident year		(17)	(5)	(7)	(5)	(3)	(6)	(5)
One year later		(25)	(15)	(14)	(10)	(7)	(10)	—
Two years later		(29)	(18)	(15)	(10)	(7)	—	—
Three years later		(30)	(18)	(15)	(10)	—	—	—
Four years later		(30)	(19)	(15)	—	—	—	—
Five years later		(30)	(20)	—	—	—	—	—
Six years later		(31)	—	—	—	—	—	—
Cumulative payments		(31)	(20)	(15)	(10)	(7)	(10)	(5)
Total outstanding claims reserve	6	2	1	2	4	2	3	31	50

4.7                                    Capital adequacy

Quantitative measures established by regulation to ensure capital adequacy require the Group and the Bank to maintain minimum amounts and ratios, determined on a risk-weighted basis, of capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk. In June 2013, the European Parliament and the Council of Europe issued a new Directive 2013/36/EU and Regulation (EU) No 575/2013, (known as CRD IV), which incorporate the key amendments that have been proposed by the Basel Committee for Banking Supervision (known as Basel III). The new regulations have been directly applicable to all EU Member States since 1 January 2014, but some changes under CRD IV will be implemented gradually, mainly between 2014 and 2019.  CRD IV revised the definition of regulatory capital and its components at each level.

The capital adequacy ratios for the Group and the Bank, according to the CRD IV transitional provisions, are presented in the table below:

	Group		Bank
	31.12.2015	31.12.2014(1)	31.12.2015	31.12.2014

Common Equity Tier 1	14.6%	13.5%	21.3%	21.1%
Tier I	14.6%	13.5%	21.3%	21.4%
Total	14.6%	13.6%	21.3%	21.8%

(1) The 31.12.2014 figures have been calculated excluding year-end profits as per Article 26-2 of E.U. Regulation 575/2013.

Comprehensive assessment 2015

In accordance with the Euro Summit Statement of 12 July 2015 and ECB Decision of 5 August 2015, the ECB conducted a comprehensive assessment (“CA”) of the four systemic Greek banks.

The CA consisted of an Asset Quality Review (“AQR”) and a Stress Test (“ST”) including a baseline and an adverse scenario. The AQR exercise was conducted by reference to a static balance sheet as of 30 June 2015. The ST was a forward looking exercise, following AQR adjustments, assessing the resilience of NBG’s financial position to further significant deterioration of the economic environment from June 2015, until the end of 2017.

Under the Baseline Scenario (including AQR adjustments), the ST generated an additional negative impact on NBG’s regulatory capital, resulting in a stressed CET1 ratio of 6.8% relative to the minimum CET1 ratio threshold set by the SSM at 9.5% for the Baseline scenario. Therefore the Baseline ST implies a capital shortfall of €1,576 million. Taking into account the positive impact stemming from the third quarter results, the SSM reduced the capital needs under both the baseline and the adverse scenarios by €120 million. Consequently the capital shortfall for the baseline scenario has been reduced to €1,456 million.

More specifically, the significant cumulative losses for NBG’s domestic business projected in the baseline scenario, stem both from the reduced expectations for pre-provision income as well as increased credit losses beyond those identified in the AQR, arising from the projected weak economic environment during the 30 month period to 2017. In addition, the baseline scenario incorporates a reduction of the expected capital generated from the capital actions outlined in NBG’s Restructuring Plan, approved on 23 July 2014.

Notes to the Financial Statements

Group and Bank

Under the adverse scenario, the ST (including AQR adjustments) identified a capital shortfall of €4,482 million after the reduction of €120 million (an additional €3,026 million compared to the Baseline) relative to a CET1 ratio threshold of 8.0% (compared with 5.5% in the adverse scenario of the 2014 ST).

The adverse scenario represented NBG’s financial position under severe stress conditions, assuming an impairment of the Greek sovereign exposure, an increase in domestic credit losses, more conservative pre-provision income and stress on NBG’s international operations, which were broadly unaffected in the baseline scenario.

On 6 November 2015 the Bank, according to ECB’s guidelines, submitted a capital plan to the SSM (the “Capital Plan”), targeted to addressing both the baseline capital shortfall as well as the additional needs arising from the adverse scenario. The Capital Plan included the Liability Management Exercise launched on 2 November 2015 (see Note 33), a contemplated Share Capital Increase completed in December 2015 (see Note 38), the 100% disposal of Finansbank (see Note 30) and if necessary the request for State Aid through the HFSF (which involved mandatory conversion of the Greek State preference shares, the US preference shares and other eligible liabilities ) (see Note 38 and Note 42). The Capital Plan was approved on 13 November 2015.

Comprehensive assessment 2014

As of 1 November 2014, all systemic Eurozone banks are under the direct supervision of the European Central Bank (“ECB”) (Single Supervision Mechanism — SSM). Before ECB assumed its supervisory responsibilities, NBG as all systemic European banks were subject to an EU-wide Comprehensive Assessment including an Asset Quality Review (AQR) and Stress Test with 31 December 2013 as the reference date, whose results were announced on 26 October 2014. The AQR and Baseline Stress Test required a minimum CET1 Ratio of 8% and the Adverse Stress Test a minimum CET1 Ratio of 5.5%.

The Adverse Dynamic Balance Sheet stress test, which was based on NBG’s approved Restructuring Plan resulted in a CET1 ratio of 8.9%, and a capital surplus of €2.0 billion. In line with ECB’s guidelines, the Bank submitted on 7 November 2014 as a capital plan the above approved Adverse Dynamic Balance Sheet scenario and the result for the six month period ended 30 June 2014, which result in a capital surplus of more than €2.0 billion and no further capital action is required.

DTC Law

Article 27A of Law 4172/2013, (“DTC Law”), allows, under certain conditions, credit institutions to convert Eligible DTAs to Tax Credits. Eligible DTAs may increase in future periods due to the recognition of unrecognized DTAs on accumulated provisions and other losses due to credit risk existing as of 30 June 2015. Eligible DTAs may also increase in future periods due to increases in applicable income tax rates. The main condition for the creation of Tax Credits is the existence of an accounting loss for a respective year, starting from accounting year 2016 and onwards, for which Tax Credits can be created in the following year, i.e., from 2017. The Tax Credits will be calculated as a ratio of IFRS accounting losses to net equity (excluding the year’s losses), and such ratio will be applied to the remaining Eligible DTAs in a given year to calculate the Tax Credits that will be converted in that year, in respect of the prior tax year.

The Tax Credits shall be offset against the corporate income tax liability of Credit Institutions. In the event that the income tax liability is not sufficient to offset the Tax Credits available for such year in full, the remaining non-offsetable Tax Credits held by the relevant credit institution shall give rise to a direct repayment claim against the Hellenic Republic. From 2017 onwards, the relevant credit institution shall issue and deliver, for free, warrants to the Greek State (conversion rights), which can be converted into ordinary shares of the credit institution at a total market value equal to 100% of such Tax Credits as standing before the offset, at a market price equal to the weighted average market price over the 30 business days preceding the conversion (which 30-day period will take place preceding the Annual General Meeting usually held in May or June), and shall form a special reserve of an equal amount, solely for the purpose of its capitalization in the context of the share capital increase arising from the exercise of the relevant conversion rights. The warrants shall be freely transferrable, without prejudice to the call option of the common shareholders of the credit institution for the purchase of the warrants in proportion to their shareholding participation in the credit institution within a reasonable timeframe.

The submission to the special regime of article 27A of Greek law 4172/2013 is optional and is subject to the approval of the general meeting of shareholders of the relevant credit institution, following special recommendation of its Board of Directors. Such resolution shall be notified to the competent tax and regulatory authority. Similarly, the same authorization is required for the Bank to opt out of the special regime of article 27A of Greek law 4172/2013, except that, in this case, a pre-approval by the competent regulatory authority is further required. On 7 November 2014 the Bank convened an extraordinary General Shareholders Meeting which resolved upon the Bank’s submission to the DTC Law, the issuance of warrants to the Hellenic Republic and the formation of a special reserve.

A Cabinet Act shall be issued to address specific issues relating to the implementation of the aforementioned conversion mechanism, such as the monitoring and certification of the yearly non-offsetable Tax Credits, and its method of collection of payment, which would be either in cash or cash equivalents.

This new legislation allows credit institutions to treat such DTAs as “not relying on future profitability” according to CRD IV, and as a result such DTAs are not deducted from CET1, hence improving their capital position.

As of 31 December 2015, the amount of DTA that was eligible for conversion to a receivable from the Greek State subject to the DTC Law was €4.9 billion.

Notes to the Financial Statements

Group and Bank

Implementation of the Bank Recovery and Resolution Directive

Greek Law 4335/2015, which was voted by the Greek Parliament on 23 July 2015, implemented in Greek Law Directive 2014/59/EU of 15 May 2014, which provides for the establishment of an EU-wide framework for the recovery and resolution of credit institutions and investment firms (the “Bank Recovery and Resolution Directive” or “BRRD”). The BRRD is designed to provide authorities with a set of tools to intervene sufficiently early and quickly to avoid a significant adverse effect on the financial system, to prevent threats to market infrastructures, to protect depositors and investors and to minimize reliance on public financial support.

The BRRD contains a broad range of resolution tools and powers which may be used alone or in combination where the relevant resolution authority considers that certain required conditions are met, including, inter alia, that an institution is failing or likely to fail and no alternative private sector measure, or supervisory action, would prevent the failure of the institution within a reasonable timeframe. The resolution tools include the power to sell or transfer assets (or ownership thereof) to another institution and a general bail-in tool, which provides for the write-down or conversion of any obligations of the institution that meet relevant conditions. In cases of an exceptional systemic crisis, extraordinary public financial support may be provided in accordance with the EU state aid framework, as a last resort and subject to additional conditions.

In addition to the general bail-in tool, the BRRD provides for resolution authorities to have the power to permanently write-down or convert into equity capital instruments such as subordinated notes at the point of non-viability and before any other resolution action is taken (non-viability loss absorption). These measures could be applied to certain of the Group’s debt securities. Furthermore, in circumstances where capital instruments are converted into equity securities by application of the mandatory write-down tool, those equity securities may be subjected to the bail-in powers in resolution, resulting in their cancellation, significant dilution or transfer away from the investors therein.

HFSF Law

Pursuant to the provisions of Law 3864/2010 (the “HFSF Law”) as amended by Law 4340/2015 and Law 4346/2015, in the event that a credit institution is faced with a capital shortfall that has been identified as such by the competent authority, the credit institution may request capital support from the HFSF up to the amount of the capital shortfall, subject to certain conditions. If the restructuring plan prepared in this context fails to address the total capital shortfall of the credit institution as identified by the competent authority and in order to avoid serious disturbances in the economy with adverse effects upon the public, and in order to ensure that the use of public funds is minimal, a Cabinet Act will be issued following a recommendation by the Bank of Greece for the application of mandatory measures (the “Mandatory Measures”) aimed at allocating the residual amount of the capital shortfall of the credit institution to the holders of its capital instruments and other liabilities, as may be necessary. The HFSF provides capital support exclusively for the purpose of covering the credit institution’s capital shortfall, as it has been determined by the competent authority and up to the residual amount, subject to the prior implementation of the measures of the capital raising plan of the credit institution, any participation of investors of private sector and the approval of the restructuring plan by the European Commission. Capital support is provided through the HFSF’s participation in a share capital increase of the credit institution by issuance of ordinary shares with voting rights or contingent convertible securities (the “CoCos”) or other convertible financial instruments that shall be subscribed for by the HFSF at a ratio 25% common shares, 75% CoCos, as defined in the Cabinet Act 36/02.11.2015.

4.8                                    Fair values of financial assets and liabilities

a. Financial instruments not measured at fair value

The table below summarises the carrying amounts and the fair values of those financial assets and liabilities that are not presented on the Group’s and the Bank’s Statement of Financial Position at fair value and the fair value is materially different from the carrying amount.

Financial instruments not measured at fair value - Group

	Carrying amounts	Fair values
	31.12.2015	31.12.2015	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	45,375	42,893	—	—	42,893
Held-to-maturity investment securities	233	318	70	231	17
Loans-and-receivables investment securities	13,250	12,901	—	12,620	281

Financial Liabilities
Due to customers	42,957	42,936	27,020	15,916	—
Debt securities in issue	280	280	—	280	—
Other borrowed funds	146	148	—	148	—

Notes to the Financial Statements

Group and Bank

	Carrying amounts	Fair values
	31.12.2014	31.12.2014	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	68,067	67,050	—	—	67,050
Held-to-maturity investment securities	1,553	1,690	1,231	440	19
Loans-and-receivables investment securities	10,387	9,808	—	9,562	246

Financial Liabilities
Due to customers	64,913	64,895	26,860	38,035	—
Debt securities in issue	3,068	2,932	—	2,932	—
Other borrowed funds	2,051	2,048	—	2,048	—

Financial instruments not measured at fair value - Bank

	Carrying amounts	Fair values
	31.12.2015	31.12.2015	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	39,750	37,231	—	—	37,231
Held-to-maturity investment securities	138	126	—	103	23
Loans-and-receivables investment securities	13,076	12,713	—	12,439	274

Financial Liabilities
Due to customers	36,866	36,841	24,288	12,553	—

	Carrying amounts	Fair values
	31.12.2014	31.12.2014	Level 1	Level 2	Level 3

Financial Assets
Loans and advances to customers	43,531	42,535	—	—	42,535
Held-to-maturity investment securities	961	1,082	—	1,057	25
Loans-and-receivables investment securities	10,117	9,574	—	9,336	238

Financial Liabilities
Due to customers	44,114	44,094	22,366	21,728	—
Other borrowed funds	871	646	—	605	41

The following methods and assumptions were used to estimate the fair values of the above financial instruments at 31 December 2015 and 31 December 2014:

The carrying amount of cash and balances with central banks, due from and due to banks as well as accrued interest, approximates their fair value.

Loans and advances to customers: The fair value of loans and advances to customers is estimated using discounted cash flow models. The discount rates are based on current market interest rates offered for instruments with similar terms to borrowers of similar credit quality.

Held-to-maturity investment securities and loans-and-receivables investment securities: The fair value of held-to-maturity and loans and receivables investment securities is estimated using market prices, or using discounted cash flow models based on current market interest rates offered for instruments with similar credit quality.

Due to customers: The fair value for demand deposits and deposits with no defined maturity is determined to be the amount payable on demand at the reporting date. The fair value for fixed-maturity deposits is estimated using discounted cash flow models based on rates currently offered for the relevant product types with similar remaining maturities.

Debt securities in issue: Fair value is estimated using market prices, or if such are not available, using a discounted cash flow analysis, based on current market rates of similar maturity debt securities.

Other borrowed funds: Fair value of other borrowed funds is estimated using market prices, or if such are not available, either based on the prices with which the issuers completed tender offers with respect to these or similar instruments, or discounted cash flow analysis based on the Group’s current incremental borrowing rates for similar types of borrowings arrangements.

b. Financial instruments measured at fair value

The tables below present the fair values of those financial assets and liabilities presented on the Group’s and the Bank’s Statement of Financial Position at fair value by fair value measurement level at 31 December 2015 and 31 December 2014:

Notes to the Financial Statements

Group and Bank

Financial instruments measured at fair value — Group

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	163	2,310	13	2,486
Derivative financial instruments	1	3,883	11	3,895
Available-for-sale investment securities	946	1,608	48	2,602
Insurance related assets and receivables	205	102	—	307
Total	1,315	7,903	72	9,290

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,633	4	4,638
Debt securities in issue designated as at fair value through profit or loss	—	826	—	826
Total	1	5,461	4	5,466

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014 — As restated	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	142	2,251	15	2,408
Derivative financial instruments	3	5,912	28	5,943
Loans and advances to customers designated as at fair value through profit or loss	—	—	42	42
Available-for-sale investment securities	2,651	2,022	50	4,723
Insurance related assets and receivables	266	39	11	316
Total	3,062	10,224	146	13,432

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	6,256	1	6,258
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Other liabilities	4	—	—	4
Total	5	7,144	1	7,150

Financial instruments measured at fair value - Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	144	1,969	13	2,126
Derivative financial instruments	1	3,880	11	3,892
Available-for-sale investment securities	38	145	32	215
Total	183	5,994	56	6,233

Liabilities
Due to customers designated as at fair value through profit or loss	—	2	—	2
Derivative financial instruments	1	4,630	4	4,635
Debt securities in issue designated as at fair value through profit or loss	—	826	—	826
Total	1	5,458	4	5,463

Notes to the Financial Statements

Group and Bank

	Fair value measurement using			Total asset/ liability at
As at 31 December 2014	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	116	1,919	14	2,049
Derivative financial instruments	3	4,765	28	4,796
Available-for-sale investment securities	42	700	8	750
Total	161	7,384	50	7,595

Liabilities
Due to customers designated as at fair value through profit or loss	—	16	—	16
Derivative financial instruments	1	5,704	1	5,706
Debt securities in issue designated as at fair value through profit or loss	—	872	—	872
Total	1	6,592	1	6,594

The tables below present the fair values for the assets and liabilities classified as held-for-sale in the Group’s Statement of Financial Position and are measured at fair value for 31 December 2015 :

Non-current assets held for sale and Liabilities associated with non-current assets held for sale - Financial instruments measured at fair value

	Fair value measurement using			Total asset/ liability at
As at 31 December 2015	Level 1	Level 2	Level 3	Fair value
Assets
Financial assets at fair value through profit or loss	25	1	—	26
Derivative financial instruments	—	1,723	—	1,723
Loans and advances to customers designated as at fair value through profit or loss	—	—	18	18
Available-for-sale investment securities	1,625	21	75	1,721
Total	1,650	1,745	93	3,488

Liabilities
Derivative financial instruments	—	768	—	768
Total	—	768	—	768

Transfers from Level 1 to Level 2

No transfers of financial instruments from Level 1 to level 2 occurred in 2015 and 2014.

Level 3 financial instruments

Level 3 financial instruments at 31 December 2015 include:

(a)         Derivative products, which are valued using valuation techniques with significant unobservable inputs, including certain correlation products, such as correlation between various interest indices or correlation between various currencies. They also include derivatives for which the CVA is based on significant unobservable inputs and the amount of the CVA is significant relative to the total fair value of the derivative.

(b)         Securities at fair value through profit or loss and available-for-sale securities, which are price-based, and the price is obtained from the issuers of the securities.

(c)          Available-for-sale non-marketable equity securities, which are valued by independent evaluators based on inputs such as earnings forecasts, comparable multiples of Economic Value to EBITDA and other parameters which are not market observable. Additionally it includes, Private equity investments, the prices of which are determined by the price of the most recent investment. Available-for-sale investments also include debt securities whose fair value is determined by the value of the underlying collateral. Furthermore, within the investment securities – available for sale portfolio are included equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group's share, is based on the share of proceeds the acquired company had from the respective NBG Group entities.

(d)         Loans which are carried at fair value through profit or loss and which are valued using discounted cash flow valuation techniques incorporating unobservable credit spreads.

(e)          Investments on behalf of policyholders who bear the investment risk (unit linked products) which comprise of debt securities issued by foreign financial institutions, for which there is no active market available and the valuation is based on prices obtained from issuers.

The table below presents a reconciliation of all Level 3 fair value measurements for the period ended 31 December 2015 and 31 December 2014, including realized and unrealized gains/(losses) included in the “income statement” and “statement of other comprehensive income”.

Notes to the Financial Statements

Group and Bank

Transfers into or out of Level 3

The Group conducts a review of the fair value hierarchy classifications on a quarterly basis. For the period ended 31 December 2015 transfers from Level 2 into Level 3 and vice versa, include derivative instruments for which the bilateral “CVA” adjustment is significant to the base fair value of the respective instruments.

The main transfer out of Level 3 relates to Loans carried at fair value through profit or loss and available-for-sale non-marketable equity securities, related to the entities which are classified as Held-for-sale as at 31 December 2015.

The transfer to Level 3 for the available for sale portfolio includes equity securities, the value of which has been based on the agreed buyout consideration and the proportion of the Group’s share, is based on the share of proceeds the acquired company had from the respective NBG Group entities

All transfers are assumed to occur at the end of the reporting period except from transfers that relate to the Held-for-sale operations which have been transferred out with balance as at the beginning of the period.

Reconciliation of fair value measurements in Level 3 — Group

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	15	27	50	11	42
Gain / (losses) included in Income statement	(1)	(12)	(3)	—	—
Gain / (losses) included in OCI	—	—	(1)	—	—
Purchases	—	1	—	—	—
Settlements	(1)	2	—	(11)	—
Transfer to non current assets held for sale	—	—	(29)	—	(42)
Transfer into/ (out of) level 3	—	(11)	31	—	—
Balance at 31 December	13	7	48	—	—

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities	Insurance related assets and receivables	Loans and advances to customers designated as at Fair Value through profit or loss
Balance at 1 January	24	19	46	11	76
Gain / (losses) included in Income statement	18	(8)	1	—	3
Purchases	—	4	—	—	—
Settlements	(27)	—	—	—	(37)
Transfer into/ (out of) level 3	—	12	3	—	—
Balance at 31 December	15	27	50	11	42

Reconciliation of fair value measurements in Level 3– Bank

	2015
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	14	27	8
Gain / (losses) included in OCI	(1)	(12)	1
Purchases	—	1	—
Settlements	—	2	—
Transfer into/ (out of) level 3	—	(11)	23
Balance at 31 December	13	7	32

Notes to the Financial Statements

Group and Bank

	2014
	Financial assets at fair value through profit or loss	Net Derivative financial instruments	Available-for- sale investment securities
Balance at 1 January	24	19	7
Gain / (losses) included in Income statement	18	(8)	1
Purchases	—	4	—
Settlements	(27)	—	—
Transfer into/ (out of) level 3	—	12	—
Balance at 31 December	15	27	8

Gains and losses included in the income statement have been reported in the Net trading income / (loss) and results from investment securities.

Changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss, net derivative financial instruments amount for the period ended 31 December 2015 for the Group to €(1) million, €(3) million (31 December 2014: €(1) million, €1 million).

At Bank level changes in unrealised gains/ (losses) included in the income statement of financial instruments measured at fair value using significant unobservable inputs (level 3) relating to financial assets at fair value through profit or loss and net derivative financial instruments, for the period ended 31 December 2015 amount to €(1) million and €(3) million respectively (31 December 2014: €(1) million and €1 million respectively).

Valuation Process and Control Framework

The Group has various processes in place to ensure that the fair values of its assets and liabilities are reasonably estimated and has established a control framework which is designed to ensure that fair values are validated by functions independent of the risk-taker. To that end, the Group utilizes various sources for determining the fair values of its financial instruments and uses its own independent functions to validate these results where possible.

Fair values of debt securities are determined either by reference to prices for traded instruments in active markets, to external quotations or widely accepted financial models, which are based on market observable or unobservable information where the former is not available, as well as relevant market-based parameters such as interest rates, option volatilities, currency rates, etc., and may also include a liquidity risk adjustment where the Group considers it appropriate.

The Group may, sometimes, also utilize third-party pricing information, and perform validating procedures on this information or base its fair value on the latest transaction prices available, given the absence of an active market or similar transactions. All such instruments, including financial instruments which are subject to material liquidity adjustments are categorized within the lowest level of fair value hierarchy (i.e. Level 3).

Generally, fair values of debt securities, including significant unobservable inputs on the valuation models are independently checked and validated by the Middle Office and Risk Management function on a systematic basis.

Fair values of derivatives are determined by Management using valuation models which include discounted cash-flow models, option pricing models or other appropriate models. Adequate control procedures are in place for the validation of these models, including the valuation inputs, on a systematic basis. Middle Office and Risk Management function provide the control valuation framework necessary to ensure that the fair values are reasonably determined, reflecting current market circumstances and economic conditions. Furthermore, over-the-counter derivatives are also compared on a daily basis with counterparties’ valuations, under the daily collateral management process.

Market Valuation Adjustments

Counterparty credit risk-adjustments are applied to all over-the-counter derivatives. Own credit-risk adjustments are applied to reflect the Group’s own credit risk when valuing derivatives. Bilateral credit-risk adjustments consider the expected cash flows between the Group and its counterparties under the relevant terms of the derivative instruments and the effect of the credit-risk profile of the counterparties on the valuation of these cash flows. Where appropriate, we take into consideration the credit-risk mitigating arrangements including collateral agreements and master netting arrangements into estimating own and counterparty credit risk valuation adjustments.

The liquidity risk adjustment reflects, among other things, the illiquid nature of certain financial instruments and the cost that would be incurred to close out certain financial positions of the Group either by unwinding or disposing the actual market risk that the Group has undertaken.

Notes to the Financial Statements

Group and Bank

Quantitative Information about Level 3 Fair Value Measurements  31 December 2015

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	13	Price Based	Price	23.51		100.87
	9	Price Based	Price	93.76		93.76
Available-for-Sale investment securities	6	Collateral Based	Factor of Collateral Realization	42.00%		65.00%
	2	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	31	Agreed Buyout Consideration	Share of Proceeds Calculation	n/a		n/a
Interest Rate Derivatives	7	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	1000	bps	1000	bps
	1	Discounted Cash Flows	Constant Maturity Swap Correlation between different tenors (eg 2yr - 10yr)	67.79%		90.00%
	3	Discounted Cash Flows	Fx pair Correlation	-50.00%		94.64%
Other Derivatives	(4)	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	322	bps	505	bps

Quantitative Information about Level 3 Fair Value Measurements  31 December 2014

	Fair		Significant Unobservable	Range of Inputs
Financial Instrument	Value	Valuation Technique	Input	Low		High

Financial assets at fair value through profit or loss	15	Price Based	Price	28.90		103.01
Available-for-Sale investment securities	8	Price Based	Price	93.76		93.76
	6	Collateral Based	Factor of Collateral Realization	42.00%		65.00%
	6	Comparable Multiples	Multiples on EV/EBITDA	5.50		7.40
	30	Price of Recent Investment	n/a (1)	n/a		n/a
Loans and advances to customers designated as at fair value through profit or Loss	42	Discounted Cash Flows	Credit Spread	200	bps	1300	bps
Interest Rate Derivatives	18	Discounted Cash Flows - Internal Model for CVA/DVA	Credit Spread	80	bps	1000	bps
	4	Discounted Cash Flows	Constant Maturity Swap correlation between different tenors (eg 2yr 10 yr)	67.79%		94.64%
Other Derivatives	4	Market Standard Black Scholes Model	FX Pair Correlation	-37.20%		88.75%
	1	Discounted Cash Flows Internal Model (for CVA/DVA)	Credit Spread	80	bps	1000	bps
Insurance related assets and receivables	11	Price Based	Price	100.34		100.34

(1): Private equity investments of the Group, classified as available for sale, are not traded in active markets. In the absence of an active market we estimate the fair value of these entities, using a market approach and specifically the price of recent investment method. Given the bespoke nature of the analysis in respect of each holding as well as the different financing structure of each entity, is not practical to quote a range of key unobservable inputs.

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

For structured interest rate derivatives a significant change in  the correlation inputs (e.g. the degree of correlation between  two different interest rates, or between interest rates and foreign exchange rates) would result in a significant impact to the fair value of the individual instrument; however the magnitude and the direction of the impact depends on whether the Group is long or short the exposure among other factors.  Due to the limited exposure the Group has related to these instruments a reasonable change in the above unobservable inputs would not be significant to the Group. Additionally, interest rate derivatives include, interest rate swaps for which the bilateral credit risk adjustment is significant in comparison to the fair value.  The counterparty credit-risk adjustment in these cases is mainly driven by the internal ratings of the counterparty. A reasonable increase in the credit spread of these entities would result in an insignificant change in the fair value of the Group’s financial instruments.

Notes to the Financial Statements

Group and Bank

Within other derivatives are derivatives whose valuation is dependent on an FX pair correlation or on the volatility of an index. A reasonable increase in the correlation or the volatility of the index would not result in a material change in the financial instruments fair value for the Group.

For loans and advances to customers which the Group has elected the fair value option, the valuation includes a parameter which is not observable in the market, i.e. the credit spread of the client. A reasonable increase in the respective credit spreads used would not have a significant effect to their fair value for the Group.

4.9                                    Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is reported in the Statement of Financial Position where the Group and the Bank currently have a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The Group and the Bank enter into various master netting arrangements or similar agreements that do not meet the criteria set by the applicable accounting guidance for offsetting in the Statement of Financial Position but still allow for the related amounts to be set off in the event of a default by the counterparty (such as bankruptcy or a failure to pay or perform). The table below presents the recognised financial instruments that are either offset or subject to master netting arrangements or similar agreements but not offset, as at 31 December  2015 and 2014, and shows under ‘Net amount’ what the net impact would be on the Group’s and the Bank’s Statement of Financial Position if all set-off rights were exercised.

a. Financial assets subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
At 31 December 2015		Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (3)	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables (3)	Total

Gross amounts of recognized financial assets		3,876	6	701	4,583	3,879	6	701	4,586
Gross amounts of recognized financial liabilities set off in the Statement of Financial Position		—	—	(700)	(700)	—	—	(700)	(700)
Net amounts of financial assets presented in the Statement of Financial Position		3,876	6	1	3,883	3,879	6	1	3,886

Related amounts not set off in the	Financial instruments collateral received	(2,108)	(6)	—	(2,114)	(2,108)	(6)	—	(2,114)
Statement of Financial Position	Cash collateral received	(513)	—	—	(513)	(513)	—	—	(513)
Net amount		1,255	—	1	1,256	1,258	—	1	1,259

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

(2)  Included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2015.

(3)   Included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2015.

		Group				Bank
At 31 December 2014		Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables	Total	Derivative instruments (1)	Reverse repurchase agreements (2)	Loan receivables	Total

Gross amounts of recognized financial assets		5,892	95	401	6,388	4,746	—	401	5,147
Gross amounts of recognized financial liabilities set off in the Statement of Financial Position		—	—	(400)	(400)	—	—	(400)	(400)
Net amounts of financial assets presented in the Statement of Financial Position		5,892	95	1	5,988	4,746	—	1	4,747

Related amounts not set off in the	Financial instruments collateral received	(952)	(95)	—	(1,047)	(949)	—	—	(949)
Statement of Financial Position	Cash collateral received	(1,421)	—	—	(1,421)	(745)	—	—	(745)
Net amount		3,519	—	1	3,520	3,052	—	1	3,053

(1)  Included in Derivative assets in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

(2)  Of which, €71 million and nil included in Due from banks and €24 million and nil included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2014.

(3)   Included in Loans and advances to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

Notes to the Financial Statements

Group and Bank

b. Financial liabilities subject to offsetting, enforceable netting arrangements and similar agreements

		Group				Bank
At 31 December 2015		Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers (3)	Total

Gross amounts of recognised financial liabilities		4,623	101	700	5,424	4,623	46	700	5,369
Gross amounts of recognised financial assets set off in the Statement of Financial Position		—	—	(700)	(700)	—	—	(700)	(700)
Net amounts of financial liabilities presented in the Statement of Financial Position		4,623	101	—	4,724	4,623	46	—	4,669

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(1,296)	(100)	—	(1,396)	(1,296)	(46)	—	(1,342)

	Cash collateral pledged	(995)	—	—	(995)	(995)	—	—	(995)
Net amount		2,332	1	—	2,333	2,332	—	—	2,332

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

(2)  Of which, €55 million and nil included in Due to Banks and €46 million and €46 million included in Due to Customers in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2015.

(3)  Included in Due to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2015.

		Group				Bank
At 31 December 2014		Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total	Derivative instruments (1)	Repurchase agreements (2)	Due to customers	Total

Gross amounts of recognised financial liabilities		6,272	5,056	400	11,728	5,700	3,545	400	9,645
Gross amounts of recognised financial assets set off in the Statement of Financial Position		—	—	(400)	(400)	—	—	(400)	(400)
Net amounts of financial liabilities presented in the Statement of Financial Position		6,272	5,056	—	11,328	5,700	3,545	—	9,245

Related amounts not set off in the Statement of Financial Position	Financial instruments collateral pledged	(1,426)	(5,039)	—	(6,465)	(1,426)	(3,545)	—	(4,971)

	Cash collateral pledged	(1,246)	—	—	(1,246)	(1,218)	—	—	(1,218)
Net amount		3,600	17	—	3,617	3,056	—	—	3,056

(1)  Included in Derivative liabilities in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

(2)  Of which, €4,968 million and €3,498 million included in Due to Banks, €84 million and €47 million included in Due to Customers and €4 million and nil included in Other liabilities in the Statement of Financial Position of the Group and the Bank respectively, as at 31 December 2014.

(3)  Included in Due to customers in the Statement of Financial Position of the Group and the Bank as at 31 December 2014.

NOTE 5:                         Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers, professionals, small-medium and small-sized companies (companies with annual turnover of up to €2.5 million except for exposures transferred to the Special Assets Unit (“SAU”). The Bank, through its extended network of branches, offers to its retail customers various types of loans, deposit and investment products, as well as a wide range of other traditional services and products.

Corporate & investment banking

Corporate & investment banking includes lending to all large and medium-sized companies and shipping finance except for exposures transferred to the SAU and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Special Assets Unit (SAU)

In order to (a) manage more effectively delinquent, non-performing and denounced loans to legal entities, and (b) ensure compliance with the provisions of the Bank of Greece Executive Committee Act 42/30.5.2014 and Act 47/9.2.2015 and the Code of Conduct (referred to in Article 1(2) of Greek Law 4224/2013, the Bank established the SAU, which has the overall responsibility for the management of such loans to legal entities (end-to-end responsibility).

Global markets and asset management

Global markets and asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Notes to the Financial Statements

Group and Bank

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company S.A. (“EH”) and other subsidiaries in SEE and an associate in Turkey.

International banking operations

The Group’s international banking activities, other than its Turkish operations, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish banking operations

The Group’s banking activities in Turkey through Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as commercial and retail credit, trade financing, foreign exchange and taking of deposits. As of 31 December 2015, Finansbank is classified as Held for Sale and Discontinued Operations (see Note 30).

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinated debt, loans to personnel etc.) and intersegment eliminations.

12 month period ended 31.12.2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	521	601	176	101	45	332	—	129	1,905
Net fee and commission income	81	83	7	(175)	4	95	—	(2)	93
Other	10	(13)	(12)	(72)	80	14	—	(33)	(26)
Total income	612	671	171	(146)	129	441	—	94	1,972
Direct costs	(436)	(47)	(9)	(46)	(83)	(259)	—	(42)	(922)
Allocated costs and provisions(1)	(1,829)	(1,106)	(848)	(127)	(28)	(167)	—	(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3
Profit / (loss) before tax	(1,653)	(482)	(686)	(318)	19	16	—	(485)	(3,589)
Tax benefit / (expense)									997
Loss for the period from continuing operations									(2,592)
Non-controlling interests									29
Profit/(loss) for the period from discontinued operations							(1,606)		(1,606)
Loss attributable to NBG equity shareholders									(4,227)

Depreciation and amortisation(1)	10	3	—	1	9	21	—	77	121
Credit provisions and other impairment charges	1.548	1.069	826	(10)	34	155	—	641	4.263
Non current asset additions	7	9	—	4	5	20	—	134	179

(1) Includes depreciation and amortisation on investment property, property & equipment, software & other intangible assets and amortisation and write-offs of intangible assets recognized on business combinations.

Segment assets as at 31 December 2015
Segment assets	19,972	11,684	1,824	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767
Total assets									111,232

Segment liabilities as at 31 December 2015
Segment liabilities	35,240	120	79	24,925	2,259	6,963	—	8,160	77,746
Current income and deferred tax liabilities									19
Liabilities associated with non-current assets held for sale									23,643
Total liabilities									101,408

Notes to the Financial Statements

Group and Bank

Presentation of SAU segment incorporated into the retail and corporate business segments in accordance with IFRS 8 para 29 Segment reporting

12 month period ended 31.12.2015	Retail Banking	Corporate & Investment Banking	SAU	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	559	739	—	101	45	332	—	129	1,905
Net fee and commission income	82	89	—	(175)	4	95	—	(2)	93
Other	5	(20)	—	(72)	80	14	—	(33)	(26)
Total income	646	808	—	(146)	129	441	—	94	1,972
Direct costs	(440)	(52)	—	(46)	(83)	(259)	—	(42)	(922)
Allocated costs and provisions(1)	(2,022)	(1,761)	—	(127)	(28)	(167)	—	(537)	(4,642)
Share of profit of equity method investments	—	—	—	1	1	1	—	—	3
Profit / (loss) before tax	(1,816)	(1,005)	—	(318)	19	16	—	(485)	(3,589)
Tax benefit / (expense)									997
Loss for the period from continuing operations									(2,592)
Non-controlling interests									29
Profit/(loss) for the period from discontinued operations							(1,606)		(1,606)
Loss attributable to NBG equity shareholders									(4,227)

Depreciation and amortization(1)	10	3	—	1	9	21	—	77	121
Credit provisions and other impairment charges	1,734	1,709	—	(10)	34	155	—	641	4,263
Non current asset additions	7	9	—	4	5	20	—	134	179

(1) Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment assets as at 31 December 2015
Segment assets	20,453	13,027	—	13,000	2,756	9,557	—	18,997	77,790
Deferred tax assets and Current income tax advance									5,675
Non-current assets held for sale									27,767
Total assets									111,232

Segment liabilities as at 31 December 2015
Segment liabilities	35,250	189	—	24,925	2,259	6,963	—	8,160	77,746
Current income and deferred tax liabilities									19
Liabilities associated with non-current assets held for sale									23,643
Total liabilities									101,408

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

12 month period ended 31 December 2014	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International Banking Operations	Turkish Banking Operations	Other	Group
Net interest income	573	743	189	55	319	—	119	1,998
Net fee and commission income	72	98	(125)	5	93	—	(4)	139
Other	23	(63)	(105)	103	14	—	(45)	(73)
Total income	668	778	(41)	163	426		70	2,064
Direct costs	(456)	(47)	(50)	(90)	(253)	—	(52)	(948)
Allocated costs and provisions(1)	(1,569)	(755)	(66)	(9)	(128)	—	(405)	(2,932)
Share of profit of equity method investments	—	—	(2)	1	1	—	1	1
Profit / (loss) before tax	(1,357)	(24)	(159)	65	46		(386)	(1,815)
Tax benefit / (expense)								1,606
Profit for the period from continuing operations								(209)
Non-controlling interests								40
Profit/(loss) for the period from discontinued operations						315		315
Profit attributable to NBG equity shareholders								66

Depreciation and amortization(1)	14	3	1	8	24	—	79	129
Credit provision and other impairment charges	1,287	694	—	59	127	—	356	2,523
Non current asset additions	5	13	32	4	37	418	340	849

(1) Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Segment assets as at 31 December 2014
Segment assets (as restated)	22,227	12,177	2,587	11,261	2,613	9,427	27,220	23,154	110,666
Deferred tax assets and Current income tax advance									4,546
Total assets									115,212

Segment liabilities as at 31 December 2014
Segment liabilities (as restated)	37,913	909	101	25,127	2,092	7,582	22,754	8,149	104,627
Current income and deferred tax liabilities									119
Total liabilities									104,746

Notes to the Financial Statements

Group and Bank

Breakdown by location

12 month period ended		S.E.
31 December 2015	Greece	Europe	Turkey	Other	Group
Net interest income	1,573	291	—	41	1,905
Net fee and commission income	(2)	84	—	11	93
Other	(38)	9	—	3	(26)
Total income	1,533	384	—	55	1,972
Direct costs	(652)	(224)	—	(46)	(922)
Allocated costs and provisions(1)	(4,487)	(139)	—	(16)	(4,642)
Share of profit of equity method investments	1	1	—	1	3
Profit / (loss) before tax	(3,605)	22	—	(6)	(3,589)
Tax benefit / (expense)					997
Profit for the period from continuing operations					(2,592)
Non-controlling interests					29
Profit/(loss) for the period from discontinued operations			(1,606)		(1,606)
Profit attributable to NBG equity shareholders					(4,227)

Depreciation and amortization(1)	98	20	—	3	121
Credit provisions and other impairment charges	4,108	139	—	16	4,263
Non-current asset additions	160	17	—	2	179
Non-current assets	2,259	228	—	33	2,520

(1) Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations.

Breakdown by location

12 month period ended		S.E.
31 December 2014	Greece	Europe	Turkey	Other	Group
Net interest income	1,676	275	—	47	1,998
Net fee and commission income	45	83	—	11	139
Other	(85)	3	—	9	(73)
Total income	1,636	361	—	67	2,064
Direct costs	(696)	(213)	—	(39)	(948)
Allocated costs and provisions(1)	(2,804)	(95)	—	(33)	(2,932)
Share of profit of equity method investments	(1)	1	—	1	1
Profit / (loss) before tax	(1,865)	54	—	(4)	(1,815)
Tax benefit / (expense)					1,606
Loss for the period from continuing operations					(209)
Non-controlling interests					40
Profit/(loss) for the period from discontinued operations			315		315
Loss attributable to NBG equity shareholders					66

Depreciation and amortization(1)	105	22	—	2	129
Credit provisions and other impairment charges	2,396	95	—	32	2,523
Non-current asset additions	394	34	418	3	849
Non-current assets	4,120	228	660	30	5,038

(1)      Includes depreciation and amortization on investment property, property & equipment, software & other intangible assets and amortization and write-offs of intangible assets recognized on business combinations

Notes to the Financial Statements

Group and Bank

NOTE 6:                         Net interest income

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Interest earned on:
Amounts due from banks	14	18	18	36
Financial assets at fair value through profit or loss	71	69	64	63
Investment securities	177	284	141	187
Loans and advances to customers	2,297	2,531	1,895	2,069
Interest and similar income	2,559	2,902	2,118	2,355

Interest payable on:
Amounts due to banks	(202)	(82)	(200)	(96)
Amounts due to customers	(447)	(786)	(365)	(645)
Debt securities in issue	(45)	(30)	—	—
Other borrowed funds	40	(6)	(36)	(29)
Interest expense and similar charges	(654)	(904)	(601)	(770)

Net interest income	1,905	1,998	1,517	1,585

NOTE 7:                         Net fee and commission income

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Custody, brokerage & investment banking	19	26	5	7
Retail lending fees	40	34	17	11
Corporate lending fees	104	121	89	106
Banking fees & similar charges	115	104	63	55
Commissions on issues of Hellenic Republic Bank Support Plan (Law 3723/2008) — Pillar II and to ELA for liquidity purposes	(197)	(161)	(197)	(161)
Fund management fees	12	15	4	5
Net fee and commission income	93	139	(19)	23

Notes to the Financial Statements

Group and Bank

NOTE 8:                         Earned premia net of claims and commissions

	Group
Continuing Operations	31.12.2015	31.12.2014

Gross written premia	517	550
Less: Premia ceded to reinsurers	(74)	(74)
Net written premia	443	476

Change in unearned premium reserve	13	3
Reinsurers’ share of change in unearned premium reserve	(4)	(4)
Change in unearned premium reserve — Group share	9	(1)

Net earned premia	452	475
Other (incl. net gains / (losses) on unit-linked assets)	17	44
Earned premia net of reinsurance	469	519

Benefits and claims incurred	(382)	(372)
Less: Reinsurers’ share of benefits and claims incurred	40	6
Benefits and claims incurred— Group share	(342)	(366)

Change in actuarial and other reserves	27	(4)
Less: Change in reinsurance asset of actuarial and other reserves	—	2
Change in actuarial and other reserves — Group share	27	(2)

Commission expense	(69)	(70)
Commission income from reinsurers	14	17
Net commission expense	(55)	(53)
Net return to DAF contract holders	(5)	(8)
Other	(6)	(4)
Net claims incurred	(381)	(433)

Earned premia net of claims and commissions	88	86

NOTE 9:                         Net trading income / (loss) and results from investment securities

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Net trading result and other net unrealized gains / (losses) from financial instruments	(33)	(240)	27	(239)
Net gain / (loss) from disposal of investment debt securities	(33)	19	(31)	15
Net gain / (loss) from disposal of investment equity securities	2	25	1	—
Net gain / (loss) from disposal of investment mutual funds	—	9	—	2
Total	(64)	(187)	(3)	(222)

Net trading result and other net unrealized gains/(losses) from financial instruments includes net gain/(loss) from financial instruments designated as at fair value through profit or loss for the year ended 31 December 2015 €9 million (2014: €(102) million) for the Group and the Bank.

In addition, it includes gains of €122 million for the Group and the Bank (2014: €51 million for the Group and the Bank) relating to the bilateral CVA of derivatives.

Finally, it includes gains of €8 million for the Bank and €4 million for the Group that resulted from the LME offer and from the Burden Sharing Measures on the Debt securities in issue, and the Other borrowed funds (see Note 33) and net gains of €60 million for the Bank from the LME offer and the Burden Sharing Measures relating to the Preferred securities (see Note 42). The corresponding gain at Group level amounted to €59 million and was recognized directly in retained earnings.

Notes to the Financial Statements

Group and Bank

NOTE 10:                  Net other income / (expenses)

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Income from non-banking activities	126	166	85	51
Contributions to Deposit Insurance and Resolution Funds	(106)	(64)	(80)	(40)
Withholding taxes and duties on loans granted	(70)	(74)	(70)	(74)
Total	(50)	28	(65)	(63)

Contributions to Deposit Insurance and Resolution Funds for the Bank includes €42 million regarding the regular contribution to the Hellenic Deposit and Investment Guarantee Fund (“HDIGF”) Resolution Leg (2014: €40 million), €12 million a one-off contribution to cover the cost of the resolution of Panellinia Bank (2014: nil) and €26 million contribution towards the Single Resolution Fund (“SRF”) (2014: nil).

NOTE 11:                  Personnel expenses

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Salaries and other staff related benefits	788	798	579	577
Pension costs: defined benefit plans (see Note 12)	14	18	11	11
Total	802	816	590	588

Salaries and other staff related benefits include the amount of €26 million (2014: €26 million) paid to IKA-ETAM in accordance to Law 3655/2008, after the incorporation of the Bank’s main pension fund into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. This amount will be paid annually to IKA-ETAM for the next 8 years up to 2024 (see Note 12).

The average number of employees for the Group during the period to 31 December 2015 was 19,886 (2014: 19,969) and for the Bank was 10,724 (2014: 10,073). The increase in the Bank’s average number of employees was mainly due to the merger of Ethnodata S.A., through absorption of the latter by the Bank, of approximately 470 employees in November 2014 (see Note 46).

NOTE 12:                  Retirement benefit obligation

I. Defined Contribution Plans

National Bank of Greece Pension Plan

In accordance with Law 3655/2008, applicable from April 2008, the Bank’s main pension plan, which was a defined-contribution plan, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Pursuant to Law 3655/2008, the Bank will contribute €26 million per annum into IKA—ETAM for 15 years starting from December 2009. This legislation also prescribes that employer contributions made by the Bank will be reduced every three years in equal increments starting from 2013 from 26.5% until they reach 13.3% for employees who joined any social security plan prior to 1 January 1993. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

National Bank of Greece Auxiliary Pension Plan

In 2005 and 2006, the Hellenic Republic passed legislation permitting bank employee auxiliary pension schemes to merge with the new Insurance Fund of Bank Employees (“ETAT”). The relevant legislation provides that, in connection with the merger of auxiliary schemes with ETAT, the relevant employer shall make a payment to ETAT solely in an amount to be determined by a special financial report commissioned by the Ministry of Finance pursuant to this legislation.

The Bank’s employees’ Auxiliary Pension Plan provides for defined contributions to be made by the Bank at a rate of 9% of the employee’s salary. Benefits paid are determined by years of service with the Bank and the employee’s final pensionable pay. Under Law 3371/2005 employees hired after 1 January 2005 are insured in the singe auxiliary social security fund (“ETEAM”).  The Bank pays its contributions to ETEAM since 1 May 2007.

In accordance with Law 4052/2012 (GG A’ 41) a new auxiliary fund called Integrated Auxiliary Pension Fund (“ETEA”) was established and started on 1 July 2012. ETEA includes, among others, ETEAM and according to transitional provisions of the same law (GG A’ 256/2012), from 1 January 2013, the ETAT regarding the auxiliary schemes is mandatorily included.

In April 2006 the Bank applied under Law 3371/2005, as amended, to merge its Auxiliary Pension Fund, a defined-contribution plan, into ETAT. Consequently, the Bank may have to contribute a significant amount to ETEA in relation to this merger.

Notes to the Financial Statements

Group and Bank

Ethniki Hellenic General Insurance Company Benefit Plan

As for the Bank’s main pension plan, following legislation passed in April 2008, the post-retirement plan of EH, has been incorporated into the main pension branch of the state sponsored social security fund IKA—ETAM as of 1 August 2008. Employer contributions made by EH will be reduced every three years in equal increments starting from 2013, until they reach 13.3% from 20.0%. Employer contributions for employees who joined any social security fund post 1 January 1993, will remain at 13.3%.

Other Defined Contribution Pension Plans

The London branch of the Bank and Group companies among which Finansbank, UBB, SABA, NBG Asset Management Mutual Funds, EH, NBGI Private Equity Ltd, NBGI Private Equity Funds and NBG Cyprus also make contributions to other defined contribution pension plans and funds for their employees.

Defined contribution health plans

Contributions by the Bank to the National Bank of Greece Health Plan (“T.Y.P.E.T.”) amount to 6.25% of employees’ salaries. Employees’ contributions amount to 2.5% of their salaries. Additional contributions are paid for insured members of the employees’ families (such as spouse that does not work and children), and are increased further in the event that the insured spouse is employed or that members of the paternal family are also insured. Contributions of retired employees amount to 4% of their pensions, while additional contributions are paid for other insured members of their families.  T.Y.P.E.T. offers health benefits to employees before and after their retirement, and to insured members of their families.

Total contributions to social security funds, state run plans and defined contribution plans for 2015 and 2014 were €223 million and €271 million respectively.  The respective figures for the Bank were €179 million and €185 million respectively. As mentioned above, as of 1 August 2008, the Bank’s pension plan and the pension branch of EH post-retirement and health plan were incorporated into IKA-ETAM and therefore ceased to exist as separate defined contribution plans.

National Bank of Greece Lump Sum Benefit Plan

Up to 2013, the Bank did not contribute to the aforementioned plan. Following the amendment of the aforementioned plan’s regulation, from 1 January 2014 the Bank pays contribution of 2% only for the active employees as of 31 December 2013.

II. Defined Benefit Plans

Retirement indemnities

Most Group companies are required by local law to offer retirement indemnities to employees leaving service to retire. Such retirement indemnities are in the form of a lump sum based usually on final salary and years of service, the calculation of which depends on the jurisdiction in which the company operates and the employee’s profession (e.g. Greek law provides for different indemnities for salaried employees, wage earners and lawyers). In some cases, Group company regulations provide for additional benefits to employees above the statutory minimum.

In accordance with Law 4046/2012 and Board of Ministers’ Decision (6/28.2.2012), from 14 February 2012 onwards, the employment contracts that lapse on attainment of the normal retirement age or based on the particular retirement conditions, are considered as indefinite duration employment contracts and therefore, the provisions for employees statutory retirement indemnity of Law 2112/1920, are applied.

Prior to the enactment of the above Law, the Bank considered the employment contracts with its employees as finite duration contracts therefore no provision for staff leaving indemnity was recognized.

On 12 November 2012, the new Law 4093/2012 (GG A’ 222) decreased the Law 2112/1920 statutory indemnity scale in case of employee dismissal or normal retirement. The new law restricts the maximum indemnity payable to an employee upon dismissal or retirement, to 12 monthly salaries instead of 24.

The transitional provisions of the law state that for employees who on 12 November 2012 had 17 or more full years of service to the same employer there is an additional monthly salary as indemnity per year and up to 24 monthly salaries. In case of dismissal the additional monthly salary is restricted to 2,000 euros.

Lump sum and annuity benefits

Most EH and former Ethnokarta employees are entitled to benefits from DAF type policies, which offer lump sum benefits and pension benefits additional to those offered by social security funds or main pension plans. Such benefits are usually based on the employees’ salary and years of service, and vary depending on the provisions of each policy.

Benefits for the employees’ children

Benefits to employees’ children are lump sum and are also based on the parents’ salary and pension where applicable and on the age at which the child receives the benefits. Such benefits are offered to former Ethnokarta employees’ children through a DAF type policy, as well as to the Bank’s employees’ children through a separate fund.

Pension costs for these defined benefit plans and termination indemnities include the following components which are recognised in the income statement for the periods ended:

Notes to the Financial Statements

Group and Bank

Pension costs — defined benefit plans

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
		Continuing operations
Service cost	8	8	7	6
Net interest expense on the net defined benefit liability/(asset)	5	8	5	8
Recognition of past service cost	—	1	—	1
Losses / (income) on curtailments /settlements and other expense/ (income)	1	1	(1)	(4)
Total	14	18	11	11

In 2015, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided for Vojvodjanska Banka a.d. Novi Sad and Stopanska Banka A.D..

In 2014, losses / (income) on curtailments / settlements and other expense / (income) includes mainly the additional cost of extra benefits in excess of the benefits provided for Finansbank amounting to €4 million.

Net liability in Statement of Financial Position

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Present value of funded obligations	203	212	158	167
Fair value of plan assets	(68)	(63)	(18)	(19)
	135	149	140	148
Present value of unfunded obligations	138	188	118	122
Total	273	337	258	270

Movement in net liability

	Group		Bank
	2015	2014	2015	2014

Net liability at the beginning of the period	337	530	270	487
Acquisition/Merger of subsidiaries/transfers to non-current assets held for sale	(44)	1	—	1
Actual employer contributions paid	(8)	(13)	(4)	(11)
Benefits paid directly	(3)	(272)	(1)	(259)
Total expense recognised in the income statement - continuing operations	14	18	11	11
Total expense recognised in the income statement -discontinued operations	—	12	—	—
Amount recognized in the OCI	(25)	60	(18)	41
Foreign exchange rate changes	2	1	—	—
Net liability at the end of the period	273	337	258	270

In 2014, the Bank paid benefits of €258 million for indemnities as part of the VRS for the Bank’s employees that took place in 2013.

Remeasurements on the net liability

	Group		Bank
	2015	2014	2015	2014

Liability (gain)/loss due to changes in assumptions	(24)	54	(16)	38
Liability experience (gain)/loss arising during the year	1	7	(2)	3
Return on plan assets (excluding amounts included in interest income)	(2)	(1)	—	—
Total amount recognised in OCI	(25)	60	(18)	41

In 2016, the Group and the Bank are expected to make €12 million and €9 million respectively in contributions to funded plans, and pay €40 million and €31 million respectively in retirement indemnities.

Notes to the Financial Statements

Group and Bank

Reconciliation of defined benefit obligation

	Group		Bank
	2015	2014	2015	2014

Defined benefit obligation at the beginning of the period	400	597	289	507
Acquisition/ mergers of subsidiaries/transfers to non-current assets to held for sale	(44)	1	—	1
Service cost-continuing operations	8	8	7	6
Service cost-discontinued operations	—	5	—	—
Interest cost -continuing operations	6	11	5	9
Interest cost -discontinued operations	—	3	—	—
Employee contributions	3	3	4	3
Benefits paid from the Fund	(9)	(24)	(9)	(16)
Benefits paid directly	(3)	(272)	(1)	(259)
Losses/(gains) on curtailments / settlements- continuing operations	1	1	(1)	(4)
Losses/(gains) on curtailments / settlements- discontinued operations	—	4	—	—
Past service cost arising over the last period	—	1	—	1
Remeasurements (gains)/losses:
Loss/(Gain) - financial assumptions	(24)	54	(16)	38
Loss/(Gain) - demographic assumptions	—	—	—	—
Loss/(Gain) - experience	1	7	(2)	3
Foreign exchange rate differences	2	1	—	—
Defined benefit obligation at the end of the period	341	400	276	289

Reconciliation of plan assets

	Group		Bank
	2015	2014	2015	2014
Fair value of plan assets at the beginning of the period	63	67	19	20
Expected return on plan assets	1	3	—	1
Employer contributions	8	13	4	11
Employee contributions	3	3	4	3
Benefits paid from the fund	(9)	(24)	(9)	(16)
Remeasurements gains/(losses):
Return on plan assets (excluding amounts included in interest income)	2	1	—	—
Fair value of plan assets at the end of the period	68	63	18	19

The weighted average assumptions used to determine the pension costs for these defined benefit obligations, for the years ended 31 December 2015 and 31 December 2014 are:

Weighted average assumptions at the end of the reporting period

	Group		Bank
	2015	2014	2015	2014

Discount rate	3.4%	2.7%	2.35%	2.0%
Price inflation	2.2%	2.0%	1.5%	1.5%
Rate of compensation increase	2.4%	2.2%	1.5%	1.5%
Plan duration	11.7	12.4	10.9	11.6

The following table presents a sensitivity analysis for each significant actuarial assumption showing how the defined benefit obligation would have been affected by changes in the relevant actuarial assumption that were reasonably possible at the balance sheet date.

Sensitivity analysis of significant actuarial assumptions-Group

		31 December 2015
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.3)%
	Decrease by 50 basis points	5.8%
Price inflation	Increase by 50 basis points	1.3%
	Decrease by 50 basis points	(1.2)%
Rate of compensation increase	Increase by 50 basis points	3.2%
	Decrease by 50 basis points	(2.9)%
Pension growth rate	Increase by 50 basis points	1.2%
	Decrease by 50 basis points	(1.2)%
Life Expectancy	Plus 1 year	0.6%
	Minus 1 year	(0.6)%

Notes to the Financial Statements

Group and Bank

Sensitivity analysis of significant actuarial assumptions-Bank

		31 December 2015
Actuarial assumption	Change in Assumptions	Increase / (decrease) in defined benefit obligation
Discount rate	Increase by 50 basis points	(5.0)%
	Decrease by 50 basis points	5.5%
Price inflation	Increase by 50 basis points	0.4%
	Decrease by 50 basis points	(0.3)%
Rate of compensation increase	Increase by 50 basis points	3.3%
	Decrease by 50 basis points	(3.1)%
Pension growth rate	Increase by 50 basis points	1.7%
	Decrease by 50 basis points	(1.6)%
Life Expectancy	Plus 1 year	0.7%
	Minus 1 year	(0.7)%

Allocation of plan assets

	Group				Bank
	2015		2014		2015		2014
	Amount	Proportion	Amount	Proportion	Amount	Proportion	Amount	Proportion
Equity securities	—	—	—	—	—	—	—	—
Cash and cash equivalents	2	2.9%	2	3.2%	2	11.1%	2	10.5%
Other	66	97.1%	61	96.8%	16	88.9%	17	89.5%
Total	68	100.0%	63	100.0%	18	100.0%	19	100.0%

Other relates mainly to assets of DAF policies issued by the Group’s main insurance company EH.

NOTE 13:                  General, administrative & other operating expenses

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Duties and taxes	35	40	9	13
Utilities and rentals	157	157	167	171
Maintenance and other related expenses	30	30	16	17
Other administrative expenses	156	182	87	133
Total	378	409	279	334

NOTE 14:                  Credit provisions and other impairment charges

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014
a. Impairment charge for credit losses
Loans and advances to customers	3,670	2,102	3,547	1,987
	3,670	2,102	3,547	1,987
b. Impairment charge for securities
AFS and loans-and-receivables debt securities	12	1	—	—
Equity securities	16	7	5	6
	28	8	5	6
c. Other provisions and impairment charges
Impairment of investment property, property and equipment, software & other intangible assets and other assets	135	32	10	12
Impairment of goodwill / Investment in subsidiaries and equity method investments	124	58	497	45
Legal and other provisions	306	323	285	320
	565	413	792	377

Total	4,263	2,523	4,344	2,370

Notes to the Financial Statements

Group and Bank

Impairment of goodwill / Investment in subsidiaries and equity method investments in 2015 includes the impairment recognised for NBGI Private Equity Funds of €106 million and €131 million at Group and Bank respectively (see Note 30). In addition, the Bank has recognized impairments on certain subsidiaries as described in Note 46.

The Bank has committed under the 2015 Revised Restructuring Plan approved by to the Directorate General for the Competition of the European Commission (“DG-Comp”) on 4 December 2015, to decrease its Total Full Time Equivalent personnel (“FTEs”) in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018 (see Note 49). Based on this commitment, as of 31 December 2015 the Group and the Bank recognized a provision of €118 million, which is presented within Legal and other provisions.

NOTE 15:                  Tax benefit /(expense)

	Group		Bank
Continuing Operations	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Current tax	(77)	(5)	(44)	4
Deferred tax	1,074	1,611	1,051	1,664
Tax benefit / (expense)	997	1,606	1,007	1,668

Profit / (loss) before tax	(3,589)	(1,815)	(3,853)	(2,050)

Tax calculated based on the current tax rate of 29% (2014: 26%)	1,041	472	1,117	533
Adjustments in respect of income tax of previous years	(6)	(4)	—	5
Effect of changes in tax rates (from 26% to 29%)	463	—	445	—
Effect of different tax rates in other countries	(75)	10	—	—
Income not subject to taxation	182	155	153	145
Expenses not deductible for tax purposes	(34)	(20)	(24)	(23)
Effect of impairment of investments and goodwill not recognized as deferred tax asset	(34)	—	(109)	—
Effect of unused tax losses and deductible temporary differences not recognised as deferred tax assets	(503)	(667)	(537)	(309)
Deferred tax asset on tax losses carried forward and previously unrecognised and unused temporary differences now recognised as deferred tax assets	22	1,665	6	1,317
Tax audit settlement	(27)	—	(27)	—
Non off-settable taxes with current year income taxes	(18)	(2)	(18)	—
Other	(14)	(3)	1	—
Income tax (expense) / benefit	997	1,606	1,007	1,668
Effective tax rate for the period	27.78%	88.48%	26.14%	81.37%

The nominal corporation tax rate for the Bank for 2015 and 2014 is 29% and 26% respectively.

On 16 July 2015, a new Law 4334/2015 was voted, relating to immediate prerequisites for negotiation and agreement with European Stability Mechanism (ESM), by which the corporation tax rate is increased to 29%. The increase is effective from 1 January 2015 onwards.

The effect on deferred tax balances due to change in income tax rate was a net increase on deferred tax asset by €463 million and €445 million for the Group and the Bank respectively.

The unaudited tax years of the Group’s equity method investments and subsidiaries are presented in Notes 24 and 47.

Notes to the Financial Statements

Group and Bank

NOTE 16:                  Earnings / (losses) per share

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Profit/(loss) for the period attributable to NBG equity shareholders from continuing operations	(2,621)	(249)	(2,846)	(382)
Plus: gain on redemption of preference shares and preferred securities, net of tax	1,126	—	1,067	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing operations	(1,495)	(249)	(1,779)	(382)

Earnings/(losses) for the period from discontinued operations	(1,606)	315	(1,694)	—
Earnings/(losses) for the period attributable to NBG ordinary shareholders from continuing and discontinued operations	(3,101)	66	(3,473)	(382)

Weighted average number of ordinary shares outstanding for basic EPS	786,381,893	208,228,138	786,529,838	208,254,289
Potential dilutive ordinary shares on contingently convertible bonds (CoCos)	7,846,240,000	—	7,846,240,000	—
Weighted average number of ordinary shares outstanding for diluted EPS	8,632,621,893	208,228,138	8,632,769,838	208,254,289

Earnings/(losses) per share - Basic from continuing operations	(1.90)	(1.20)	(2.26)	(1.83)
Earnings/(losses) per share - Diluted from continuing operations	(0.17)	(1.20)	(0.21)	(1.83)
Earnings/(losses) per share - Basic from continuing and discontinued operations	(3.94)	0.32	(4.42)	(1.83)
Earnings/(losses) per share - Diluted from continuing and discontinued operations	(0.36)	0.32	(0.40)	(1.83)

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share.

NOTE 17:                  Cash and balances with central banks

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Cash in hand	858	1,246	651	743
Balances with central banks	1,350	4,591	479	1,127
Total	2,208	5,837	1,130	1,870
Of which
Obligatory balances with central banks	1,059	3,583	455	463

The Bank is required to maintain a current account with the BoG to facilitate interbank transactions with the central bank, its member banks, and other financial institutions through the Trans-European Automated Real-Time Gross Settlement Express Transfer system (TARGET).  BoG requires all banks established in Greece to maintain deposits with the central bank equal to 1% of total customer deposits as these are defined by the ECB.  Similar requirements apply to the other banking subsidiaries of the Group.  The Bank’s deposits at BoG bear interest at the refinancing rate as set by the ECB of 0.05% at 31 December 2015 while the corresponding deposits of UBB and certain other subsidiaries are non-interest bearing.

Notes to the Financial Statements

Group and Bank

NOTE 18:                  Due from banks

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Sight deposits with banks	534	664	185	258
Time deposits with banks	360	355	852	1,325
Securities purchased under agreements to resell	—	71	—	—
Deposits in margin accounts	1,565	1,875	1,565	1,875
Other	351	370	326	333
	2,810	3,335	2,928	3,791
Less: Allowance for losses on amounts due from banks	(11)	(11)	(1)	(1)
Total	2,799	3,324	2,927	3,790

NOTE 19:                  Financial assets at fair value through profit or loss

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Trading Securities:
Government bonds	245	313	1	22
Treasury bills	1,943	1,932	1,943	1,932
Other debt securities	278	152	181	94
Equity securities	12	9	1	1
Mutual funds units	8	2	—	—
Total	2,486	2,408	2,126	2,049

NOTE 20:                  Derivative financial instruments

	Group			Bank
	31.12.2015			31.12.2015
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	47,899	3,738	4,308	47,922	3,740	4,305
Foreign exchange derivatives — OTC	2,975	103	109	2,872	99	109
Other types of derivatives — OTC	348	40	37	348	40	37
Interest rate derivatives — Exchange traded	326	1	1	326	1	1
Other types of derivatives - Exchange traded	3,224	13	—	2,985	12	—
Total	54,772	3,895	4,455	54,453	3,892	4,452

Derivatives held for fair value hedging
Interest rate derivatives — OTC	150	—	183	150	—	183
Total	150	—	183	150	—	183

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	81	—	—	—	—	—
Total	81	—	—	—	—	—

Total	55,003	3,895	4,638	54,603	3,892	4,635

Notes to the Financial Statements

Group and Bank

	Group			Bank
	31.12.2014			31.12.2014
	Notional	Fair values	Fair values	Notional	Fair values	Fair values
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
Derivatives held for trading
Interest rate derivatives — OTC	48,013	3,472	3,419	38,354	3,109	3,074
Foreign exchange derivatives — OTC	12,630	120	102	4,572	41	19
Other types of derivatives — OTC	1,033	75	72	1,033	75	72
Interest rate derivatives — Exchange traded	1,502	3	1	1,502	3	1
Foreign exchange derivatives — Exchange traded	7	—	—	—	—	—
Other types of derivatives - Exchange traded	3,159	22	—	2,920	20	—
Total	66,344	3,692	3,594	48,381	3,248	3,166

Derivatives held for fair value hedging
Interest rate derivatives — OTC	15,038	2,072	2,618	11,438	1,548	2,540
Total	15,038	2,072	2,618	11,438	1,548	2,540

Derivatives held for cash flow hedging
Interest rate derivatives — OTC	2,012	179	46	—	—	—
Total	2,012	179	46	—	—	—

Total	83,394	5,943	6,258	59,819	4,796	5,706

Credit risk

The Group calculates a separate CVA for each counterparty to which the Group has exposure. The CVA is estimated considering expected exposures generated using simulation techniques, as well as netting agreements and collateral postings. Furthermore, the CVA is based on expected loss rates derived from CDS rates observed in the market, or, if these are not available, the probability of default of the counterparty derived from internal rating models, or otherwise the regulatory risk weight is applied.

With respect to own credit risk, the Group estimates a Debit Value Adjustment (“DVA”) by applying a methodology symmetric to the one applied for CVA. The bilateral CVA for the Group and the Bank at 31 December 2015 amounted to a cumulative gain of €201 million and €201 million, respectively (2014: gain €81 million and €79 million, respectively).

Fair value hedges

The Group’s and the Bank’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate, long-term financial instruments due to movements in market interest rates.

At 31 December 2015, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(183) million, presented in the Statement of Financial Position under derivative liabilities respectively. For those derivatives at 31 December 2015, the Group and the Bank recognized in the income statement €22 million and €22 million respectively, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €(17) million and €(17) million fair value changes recognized on hedged items of the Group and the Bank respectively.

At 31 December 2014, the fair values of the outstanding derivatives of the Group and the Bank, designated under fair value hedge accounting, amounted to €(546) million and €(992) million respectively, presented in the Statement of Financial Position of the Group and the Bank as €2,072 million and €1,548 million positive fair values under derivative assets and €(2,618) million and €(2,540) million negative fair values under derivative liabilities respectively.

For derivatives designated as hedging instruments in fair value hedges at 31 December 2014, the Group and the Bank recognized in the income statement €(799) million and €(697) million respectively, fair value changes on derivatives designated under fair value hedge accounting. This amount was offset by €1,004 million and €891 million fair value changes recognized on hedged items of the Group and the Bank respectively.

Cash flow hedges

As at 31 December 2015, the Group’s cash flow hedges consist of interest rate swaps, used to hedge the variability in cash flows of the Group’s borrowings that are attributable to changes in the market interest rates. For the year ended 31 December 2015, the Group recognised in other comprehensive income an amount of nil on cash flow hedging derivatives whereas there was no hedge ineffectiveness to be recorded.

As at 31 December 2014, the Group’s cash flow hedges consisted of a) cross currency and interest rate swaps, used to hedge the variability in cash flows of customers’ deposits in USD and TRY respectively that are attributable to changes in the market interest rates and b) foreign currency denominated liabilities used to hedge the variability in the proceeds of a highly probable forecast sale of fixed assets, denominated in foreign currency. The hedged highly probable forecast transactions were expected to occur at various dates within the first quarter of 2015. For the year ended 31 December 2014, the Group recognized in other comprehensive income a loss on cash flow hedging instruments of €(49) million and reclassified from other comprehensive income into the income statement an amount of €1 million, relating to terminated hedge relationships. As at 31 December 2014, there was no hedge ineffectiveness to be recorded.

Notes to the Financial Statements

Group and Bank

NOTE 21:                  Loans and advances to customers

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Mortgages	19,255	21,956	17,638	18,204
Consumer loans	5,598	8,780	4,252	4,372
Credit cards	1,409	4,895	1,248	1,322
Small business lending	4,195	6,851	3,983	4,085
Retail lending	30,457	42,482	27,121	27,983
Corporate and public sector lending	27,761	36,201	24,383	24,288
Total before allowance for impairment on loans and advances to customers	58,218	78,683	51,504	52,271
Less: Allowance for impairment on loans and advances to customers	(12,843)	(10,574)	(11,754)	(8,740)
Total	45,375	68,109	39,750	43,531

Included in the Group’s loans and advances to customers, as at 31 December 2015, are mortgage loans and corporate loans designated at fair value through profit or loss amounting to €0 million (31 December 2014: €42 million). The Bank has no loans and advances to customers designated at fair value through profit or loss.

As at 31 December 2015, corporate and public sector lending for the Group and the Bank includes a loan to the Greek state of €6,249 million (31 December 2014: €6,628 million). The whole agreement with the Greek state relating to this loan also includes an embedded derivative that has been bifurcated and accounted for as a separate derivative.

Movement in the allowance for impairment on loans and advances to customers

Group

	31.12.2015				31.12.2014
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	6,460	4,051	63	10,574	5,386	3,387	80	8,853
Impairment charge for credit losses (see Note 14)	1,763	1,881	26	3,670	1,603	855	(17)	2,441
Loans written off	(121)	(264)	—	(385)	(141)	(62)	—	(203)
Amounts recovered	8	7	—	15	75	3	—	78
Unwind of the discount	(187)	(75)	—	(262)	(191)	(112)	—	(303)
Sale of impaired loans	—	—	—	—	(311)	(25)	—	(336)
Reclassified as held for sale	(554)	(190)	—	(744)	—	—	—	—
Foreign exchange rate differences	(1)	(26)	2	(25)	39	5	—	44
Balance at 31 December	7,368	5,384	91	12,843	6,460	4,051	63	10,574

The amounts reported in the “Reclassified as held for sale” line item are based on the carrying amount of the respective items as of 1 January 2015. For more information, please refer to Note 30.

Bank

	31.12.2015				31.12.2014
	Retail Lending	Corporate Lending	Public sector Lending	Total	Retail Lending	Corporate Lending	Public sector Lending	Total
Balance at 1 January	5,556	3,121	63	8,740	4,539	2,520	79	7,138
Impairment charge for credit losses (see Note 14)	1,727	1,794	26	3,547	1,287	716	(16)	1,987
Loans written off	(56)	(158)	—	(214)	(82)	(33)		(115)
Amounts recovered	—	6	—	6	2	4	—	6
Unwind of the discount	(187)	(74)	—	(261)	(190)	(75)		(265)
Sale of impaired loans	—	—	—	—	—	(25)	—	(25)
Reclassified as held for sale	—	(48)	—	(48)	—	—	—	—
Foreign exchange rate differences	—	(18)	2	(16)	—	14	—	14
Balance at 31 December	7,040	4,623	91	11,754	5,556	3,121	63	8,740

Included in the allowance for impairment on loans and advances to customers for 2015 and 2014 are amounts of €46 million and €50 million (Bank: €223 million and €136 million respectively), which relate to credit risk amounts for Letter of Credits and Letter of Guarantees granted to Group customers.

Notes to the Financial Statements

Group and Bank

Securitisation of loans and Covered Bonds

Loans and advances to customers include securitised loans and loans used as collateral in the covered bonds program, as follows:

Securitised Loans

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Receivables from Public sector (Titlos Plc — February 2009)	6,249	6,628	6,249	6,628
Mortgages (Spiti Plc - September 2011)	1,132	1,253	1,132	1,253
Auto loans (Autokinito Plc - September 2011)	45	83	45	83
Consumer loans (Agorazo Plc — September 2011)	740	888	740	888
Total securitized loans	8,166	8,852	8,166	8,852

The Bank, through its special purpose entities, has the following securitized notes in issue as at 31 December 2015:

Issuer	Description	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Titlos Plc(2)	Floating Rate Asset Backed Notes	Receivables from Public sector	26 February 2009	September 2039	5,100	Paid semi-annually at a rate of six month Euribor plus 50 bps
Spiti Plc(1), (3)	Asset Backed Floating Rate Notes- Class A	Residential mortgages	20 September 2011	September 2058	1,500	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Spiti Plc(1), (3)	Asset Backed Floating Rate Notes- Class B	Residential mortgages	20 September 2011	September 2058	250	Paid semi-annually at a rate of six month Euribor plus a margin of 400 bps
Autokinito Plc(1), (3)	Asset Backed Floating Rate Notes- Class A	Auto loans	23 September 2011	September 2023	400	Paid semi-annually at a rate of six month Euribor plus a margin of 200 bps
Autokinito Plc(1), (3)	Asset Backed Floating Rate Notes- Class B	Auto loans	23 September 2011	September 2023	97	Paid semi-annually at a rate of six month Euribor plus a margin of 350 bps
Agorazo Plc(1), (3)	Asset Backed Floating Rate Notes- Class A	Consumer loans	23 September 2011	September 2033	1,250	Paid semi-annually at a rate of six month Euribor plus a margin of 300 bps
Agorazo Plc(1), (3)	Asset Backed Floating Rate Notes- Class B	Consumer loans	23 September 2011	September 2033	413	Paid semi-annually at a rate of six month Euribor plus a margin of 450 bps

(1) The Bank retains the option to call the notes on any interest payment date issue new notes, or sell them as is to investors.

(2) The Bank retains the option to call the notes on any re-novation date or on any optional redemption date and issue new notes or sell them as is to investors. The outstanding balance of Titlos Plc as at 31 December 2015 is €4,418 million and has been rated Caa3 by Moody’s.

(3) On 16 March 2015, Agorazo Plc proceeded with the partial redemption of class A notes of €89 million. On 20 March 2015, Spiti Plc proceeded with the partial redemption of class A notes of €81 million. Autokinito Plc proceeded with the full redemption of class A notes of €1 million and the partial redemption of class B notes of €28 million. On 15 September 2015, Agorazo Plc proceeded with the partial redemption of class A notes of €65 million. On 21 September 2015, Spiti Plc and Autokinito Plc proceeded with the partial redemption of class A notes of €70 million and class B notes of €20 million, respectively. The outstanding amounts of Spiti Plc, Autokinito Plc and Agorazo Plc as at 31 December 2015 are €854 million, €49 million and €392 million respectively.

The above notes are held by the Bank and therefore are not presented as liabilities on the Statement of Financial Position.

Covered bonds

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Mortgages	7,339	9,403	7,339	9,403
of which eligible collateral	7,009	9,121	7,009	9,121

Notes to the Financial Statements

Group and Bank

Under the covered bond Programs I and II, the Bank has the following covered bond series in issue as at 31 December 2015:

Program	Series number	Type of collateral	Issue date	Maturity date	Nominal amount in million €	Interest rate
Program I(1)	Series 3	Residential mortgage loans	7 October 2009	October 2016	846	Paid annually at a fixed coupon rate of 3,875%
Program II(2)	Series 1	Residential mortgage loans	24 June 2010	June 2021	1,150	Paid quarterly at rate of three month Euribor plus a margin of 250 bps
Program II(2)	Series 2	Residential mortgage loans	24 June 2010	June 2020	1,200	Paid quarterly at rate of three month Euribor plus a margin of 240 bps
Program II(2)	Series 3	Residential mortgage loans	24 June 2010	June 2019	1,350	Paid quarterly at rate of three month Euribor plus a margin of 230 bps
Program II (2)	Series 4	Residential mortgage loans	25 November 2010	December 2018	1,100	Paid quarterly at rate of three month Euribor plus a margin of 210 bps

(1) €10 billion global covered bonds program (“Program I”) established on 26 November 2008. The issue under this Program is currently rated Caa2 by Moody’s and B- by Fitch.

(2) €15 billion covered bonds program (“Program II”) established on 21 June 2010. The issues under this Program are currently rated Caa2 by Moody’s and CCC+ by Fitch.

Other than the Series 3 of Program I, all the above issues have not been sold to institutional investors, are held by the Bank and therefore are not presented within “Debt securities in issue”.

Information regarding covered bonds and securitizations can be found at the Bank’s site (www.nbg.gr) under “Investor Relations\Debt Investors”.

Loans and advances to customers include finance lease receivables:

	Group
	2015	2014
Maturity
Not later than 1 year	409	709
Later than 1 year but not later than 5 years	416	761
Later than 5 years	326	382
	1,151	1,852
Unearned future finance income on finance leases	(166)	(269)
Net investment in finance leases	985	1,583

Allowance for impairment on finance lease receivables in 2015 amounts to €354 million (2014: €303 million).

The net investment in finance leases may be analysed as follows:

	Group
	2015	2014
Maturity
Not later than 1 year	376	633
Later than 1 year but not later than 5 years	333	634
Later than 5 years	276	316
Net investment in finance leases	985	1,583

Notes to the Financial Statements

Group and Bank

NOTE 22:                  Investment securities

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Available-for-sale investment securities:
Debt securities
Greek government bonds	58	501	58	465
Treasury bills and other eligible bills	699	440	—	—
Debt securities issued by other governments and public sector entities	1,228	3,023	4	101
Corporate bonds incorporated in Greece	6	147	—	9
Corporate bonds incorporated outside Greece	65	68	3	3
Debt securities issued by Greek financial institutions	—	1	—	—
Debt securities issued by foreign financial institutions	149	222	85	130
Total debt securities	2,205	4,402	150	708
Equity securities	142	157	78	55
Mutual funds units	287	216	15	15
Total available-for-sale investment securities	2,634	4,775	243	778

Held-to-maturity investment securities:
Greek government bonds	78	73	—	—
Treasury bills and other eligible bills	85	99	—	—
Debt securities issued by other government and public sector entities	70	1,177	15	17
Corporate bonds incorporated outside Greece	—	11	—	—
Debt securities issued by foreign financial institutions	—	193	—	—
Debt securities issued by companies of the Group	—	—	123	944
Total held-to-maturity investment securities	233	1,553	138	961

Loans-and-receivables investment securities:
Greek government bonds	1,347	963	1,308	963
EFSF and ESM bonds received by HFSF	11,765	9,091	11,765	9,091
Corporate bonds incorporated in Greece	93	—	—	—
Debt securities issued by Greek financial institutions	35	293	—	5
Debt securities issued by foreign financial institutions	10	40	—	30
Debt securities issued by companies of the Group	—	—	3	28
Total loans and receivable securities	13,250	10,387	13,076	10,117

Total investment securities	16,117	16,715	13,457	11,856

On 9 December 2015 the Bank received bonds issued by the European Stability Mechanism (“ESM”) as contribution in kind for the shares and CoCos issued by NBG and received by HFSF. As of 31 December 2015 the nominal and fair value of these bonds is € 2,696 million and € 2,706 million, respectively. The ESM bonds received in 2015 and the EFSF bonds received in prior years, are used to draw liquidity through repo transactions with the ECB or other parties, since there are restrictions to sell them as per the subscription agreements signed between the Bank, the HFSF and the EFSF/ESM.

At 31 December 2015 Greek government bonds held by the Group and the Bank, and for which no impairment has been recognised comprised mainly of:

a)             Hellenic Republic Treasury bills held by the Group in the available-for-sale investment securities, maturing within 2016, with nominal amount €473 million and carrying amount €470 million.

b)             a Greek Government bond held by the Bank in the loans-and-receivables investment securities, maturing in 2057, with nominal amount €550 million and carrying value €936 million.

c)              Greek government bonds in the loans-and-receivable investment securities maturing between 2017 and 2019 held by the Group with nominal value €471 million and carrying value of €353 million and by the Bank with nominal value €426 million and carrying value of €319 million.  New Greek government bonds in the available-for-sale investment securities held by the Group and the Bank with nominal value and carrying amount of €4 million.

d)             Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by the Bank in the loans-and-receivables investment securities with nominal value €96 million and carrying value of €53 million and additional such bonds in the Available-for-sale investment securities with nominal value of €88 million and carrying value of €54 million.

e)              Greek government bonds issued in the context of the PSI, maturing between 2023 and 2042 held by subsidiaries of the Bank in the held-to-maturity investment securities with nominal value of €239 million and carrying value of €78 million and additional such bonds in the loans-and-receivables investment securities with Nominal value of €10 million and carrying amount of  €5 million.

Notes to the Financial Statements

Group and Bank

During 2014, the Group’s and the Bank’s positions in Greek government bonds were reduced due to following repayments within the year:

a)             Two Greek Government bonds in the loans-and-receivables investment securities with nominal amount €1,435 million and €50 million which were received by the Bank in exchange of the Redeemable Preference Shares issued to the Greek State in accordance with the Law 3723/2008 matured in May and July 2014, respectively, and

b)             a Greek Government bond guaranteed by ETEAN Fund (formerly known as TEMPME) in the loans-and-receivables investment securities with nominal amount €175 million matured in August 2014.

The Group has concluded that there is no objective evidence of impairment with respect to these bonds described in (a)-(e) above as at 31 December 2015, because there is no evidence at the date these financial statements were authorised that there is a loss event that has an impact on the estimated future cash flows associated with this exposure, hence that the future cash flows will not be recovered in accordance with the contractual terms.

In 2010, the Group and the Bank reclassified certain available-for-sale and trading securities as loans-and-receivables, and certain trading securities to the available-for-sale and held-to-maturity categories. On 31 December 2015, the carrying amount of the securities reclassified in 2010 and still held by the Group and the Bank is €936 million. The market value of these securities is €271 million for the Group and the Bank. During the period ended 31 December 2015, €13 million of interest income were recognised by the Group and the Bank. Had these securities not been reclassified, the available-for-sale securities reserve of the Group and the Bank, net of tax, would have been lower by €36 million.

In 2015, the Group and the Bank reclassified certain available-for-sale securities as loans-and-receivables. At the date of reclassification, the reclassified bonds were not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity. The nominal and the carrying amount of the reclassified bonds on 31 December 2015 were €681 million (Bank: €523 million) and €505 million (Bank: €372 million) respectively.

With respect to the reclassified bonds, during the period ended 31 December 2015 and prior to the reclassification, a loss of €137 million (Bank: €121 million) was recognized in other comprehensive income net of tax whereas interest income, recognized during the period ended 31 December 2015, amounted to €49 million (Bank: €39 million).

The weighted average effective interest rate of the reclassified bonds at the date of reclassification was 13.3% (Bank: 14.5%). The cash flows expected to be recovered from the reclassified bonds at the date of reclassification amount to €847 million (Bank: €654 million).

The movement of investment securities may be summarised as follows:

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Available-for-sale investment securities:
Balance at 1 January	4,775	4,285	778	908
Additions within the period	2,977	5,314	115	1,218
Disposals (sales and redemptions) within the period	(2,675)	(5,003)	(289)	(884)
Transfers to Non-current assets held for sale	(1,947)	—	(2)	—
Transfers between portfolios / Transfers to subsidiaries & associates	(484)	(4)	(354)	(360)
Gains / (losses) from changes in fair value	(20)	126	(8)	(105)
Amortisation of premiums / discounts	8	57	3	1
Balance at 31 December	2,634	4,775	243	778

Held-to-maturity investment securities:
Balance at 1 January	1,553	1,237	961	902
Additions within the period	357	1,065	—	2
Disposals (sales and redemptions) within the period	(379)	(943)	(75)	(35)
Transfers to Non-current assets held for sale	(1,306)	—	(750)	—
Amortisation of premiums / discounts	8	44	2	2
Foreign exchange differences	—	150	—	90
Balance at 31 December	233	1,553	138	961

Loans-and-receivables investment securities
Balance at 1 January	10,387	11,955	10,117	11,660
Additions within the period	2,706	121	2,736	149
Disposals (sales and redemptions) within the period	(307)	(1,715)	(120)	(1,715)
Transfers between portfolios / Transfers to subsidiaries & associates	484	—	355	—
Impairment charge	(11)	—	—	—
Amortisation of premiums / discounts	(9)	26	(12)	23
Balance at 31 December	13,250	10,387	13,076	10,117

Notes to the Financial Statements

Group and Bank

NOTE 23:                  Investment property

	Group
	Land	Buildings	Leased Properties	Total
Cost
At 1 January 2014	197	419	10	626
Transfers	1	24	—	25
Additions	177	203	—	380
At 31 December 2014	375	646	10	1,031

Accumulated depreciation & impairment
At 1 January 2014	(5)	(86)	—	(91)
Foreign exchange differences	—	(2)	—	(2)
Transfers	—	(5)	—	(5)
Depreciation charge	—	(9)	—	(9)
Impairment charge	(3)	(9)	—	(12)
At 31 December 2014	(8)	(111)	—	(119)

Net book amount at 31 December 2014	367	535	10	912

Cost
At 1 January 2015	375	646	10	1,031
Transfers	21	26	—	47
Transfers to Held for Sale	(11)	(151)	—	(162)
Additions	49	48	3	100
At 31 December 2015	434	569	13	1,016

Accumulated depreciation & impairment
At 1 January 2015	(8)	(111)	—	(119)
Transfers	—	(8)	—	(8)
Transfers to Held for Sale	1	5	—	6
Depreciation charge	—	(13)	—	(13)
Impairment charge	(1)	(12)	—	(13)
At 31 December 2015	(8)	(139)	—	(147)

Net book amount at 31 December 2015	426	430	13	869

The fair value of investment property as at 31 December 2015 exceeded the carrying amount and amounted to €1,111 million. Rental income for the year ended 31 December 2015 amounts to €48 million (2014: €28 million).

NOTE 24:                  Equity method investments

	Group		Bank
	2015	2014	2015	2014

At 1 January	141	143	10	7
Additions/ transfers	—	6	—	3
Disposals/ transfers	—	(5)	—	—
Transfers to non-current assets held for sale	(124)	(2)	—	—
Share of profits/(losses) of equity method investments	2	1	(1)	—
Dividends	(1)	(6)	—	—
Impairment charge	(2)	—	(2)	—
Foreign exchange rate differences	—	4	—	—
At 31 December	16	141	7	10

Notes to the Financial Statements

Group and Bank

The Group’s and Bank’s equity method investments are as follows:

		Tax years	Group		Bank
	Country	unaudited	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Social Securities Funds Management S.A.	Greece	2010 -2015	20.00%	20.00%	20.00%	20.00%
Larco S.A.	Greece	2009-2015	33.36%	33.36%	33.36%	33.36%
Eviop Tempo S.A.	Greece	2011-2015	21.21%	21.21%	21.21%	21.21%
Teiresias S.A.	Greece	2010 -2015	39.93%	39.93%	39.93%	39.93%
Hellenic Spinning Mills of Pella S.A.(1)	Greece	—	20.89%	20.89%	20.89%	20.89%
Planet S.A.	Greece	1.7.2009-31.12.2011 & 2012-2015	36.99%	36.99%	36.99%	36.99%
Pyrrichos Real Estate S.A.	Greece	2010-2015	21.83%	21.83%	21.83%	21.83%
Sato S.A.	Greece	2006-2015	23.74%	23.74%	23.74%	23.74%
Olganos S.A.	Greece	2014-2015	33.60%	33.60%	33.60%	33.60%
Bantas A.S. (Cash transfers and Security Services)(2)	Turkey	2010-2015	33.27%	33.27%	—	—
Cigna Finans Pension(2)	Turkey	2010-2015	48.91%	48.91%	—	—
UBB AIG Insurance Company A.D.(2)	Bulgaria	2010-2015	59.97%	59.97%	—	—
UBB Metlife Life Insurance Company A.D.	Bulgaria	2010-2015	59.97%	59.97%	—	—
Drujestvo za Kasovi Uslugi AD (Cash Service Company)	Bulgaria	17.7.2010-2015	19.98%	19.98%	—	—

(1) Under liquidation.

(2) Companies  have been reclassified to Non-current assets held for sale.

Based on the terms of the Joint Venture Agreements signed by group companies UBB and EH and companies of the Metlife and AIG, UBB ALICO Life Insurance Company AD and UBB AIG Insurance Company AD are jointly controlled. The terms of these Joint Venture Agreements require, for the taking of certain actions, the affirmative vote of all shareholders and the unanimous agreement by the Board of Directors of all parties. Based on the above neither party has unilateral control, therefore, the Group does not consolidate these entities and accounts for them using the equity method.

On 13 June 2014, the Board of Directors of Ethniki Insurance and UBB decided to proceed, jointly with AIG Central Europe & CIS Insurance Holding Corporation, with the disposal of UBB-AIG Insurance Company AD and therefore had been reclassified from 31 December 2014 to non-current assets held for sale (see Note 30). The disposal was completed in January 2016.

Summarised financial information in respect of the Group’s equity method investments is set out below based on the most recent financial information available:

	31.12.2015	31.12.2014

Total assets	114	324
Total liabilities	70	204
Net assets	44	120
Group’s share of net assets of equity method investments	15	43

		Continuing Operations
Total revenue	77	137
Total profit/(loss) for the year	6	(12)
Group’s share of profit/(loss) of equity method investments	3	1

The difference between the “Equity method investments” and the Group’s share of net assets of equity method investments represents purchased goodwill.

Notes to the Financial Statements

Group and Bank

NOTE 25:                  Goodwill, software and other intangibles assets

	Group						Bank
	Goodwill	Software	Other finite life intangibles	Other indefinite life intangibles	Other intangibles	Total	Software	Other intangibles	Total

Cost
At 1 January 2014	1,631	646	138	111	108	2,634	382	112	494
Foreign exchange differences	62	8	5	3	—	78	—	—	—
Transfers	—	1	—	—	(1)	—	—	—	—
Additions	23	82	—	—	17	122	35	15	50
Disposals and write offs	—	(3)	—	—	6	3	(1)	—	(1)
At 31 December 2014	1,716	734	143	114	130	2,837	416	127	543

Accumulated amortisation & impairment
At 1 January 2014	(252)	(461)	(128)	—	(84)	(925)	(291)	(92)	(383)
Foreign exchange differences	(2)	(5)	(4)	—	1	(10)	—	—	—
Disposals and write offs	—	2	—	—	(6)	(4)	1	—	1
Amortisation charge from continuing operations	—	(40)	(2)	—	(12)	(54)	(32)	(10)	(42)
Amortisation charge from discontinued operations	—	(28)	(2)	—	—	(30)	—	—	—
Impairment charge	(58)	—	—	—	—	(58)	—	—	—
At 31 December 2014	(312)	(532)	(136)	—	(101)	(1,081)	(322)	(102)	(424)

Net book amount at 31 December 2014	1,404	202	7	114	29	1,756	94	25	119

Cost
At 1 January 2015	1,716	734	143	114	130	2,837	416	127	543
Foreign exchange differences	—	(1)	—	—	—	(1)	—	—	—
Transfers	—	2	—	—	(2)	—	—	—	—
Reclassified as held for sale	(1,476)	(185)	(122)	(106)	(1)	(1,890)	—	—	—
Additions	—	32	—	—	11	43	24	8	32
Disposals and write offs	—	(11)	—	—	—	(11)	—	—	—
At 31 December 2015	240	571	21	8	138	978	440	135	575

Accumulated amortisation & impairment
At 1 January 2015	(312)	(532)	(136)	—	(101)	(1,081)	(322)	(102)	(424)
Foreign exchange differences	—	1	(2)	—	—	(1)	—	—	—
Reclassified as held for sale	90	103	122	—	—	315	—	—	—
Disposals and write offs	—	11	—	—	—	11	—	—	—
Amortisation charge	—	(39)	(2)	—	(7)	(48)	(31)	(7)	(38)
Impairment charge	(16)	—	(3)	(8)	—	(27)	—	—	—
At 31 December 2015	(238)	(456)	(21)	(8)	(108)	(831)	(353)	(109)	(462)

Net book amount at 31 December 2015	2	115	—	—	30	147	87	26	113

Subsequent to initial recognition, goodwill is stated at cost, as established at the date of acquisition less accumulated impairment losses. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The assessment of goodwill for impairment requires the use of certain assumptions and estimates, which Management believes are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different ones could be used which would lead to different results.

The Group assesses goodwill for possible impairment annually or more frequently if there are indications for impairment. The assessment involves estimating whether the carrying amount of the goodwill remains fully recoverable. When making this assessment the Group compares the carrying value of the CGU to which the goodwill is allocated to its recoverable amount, which is the higher of fair value less cost to sell and value in use (“VIU”).

The goodwill of Finansbank and NBGI Private Equity Funds was reclassified as held for sale and the impairment charged was based on the agreed consideration (see note 30).

Notes to the Financial Statements

Group and Bank

As at 31 December 2014, from the total goodwill of €1,404 million, the CGU to which significant goodwill of €1,266 million has been allocated, is the Turkish operations and the goodwill relates to the acquisition of Finansbank. The remaining amount of goodwill relates to certain subsidiaries which do not account for a significant amount of goodwill on an individual basis. The Group adopted a (“VIU”) test for this CGU, based upon management’s latest five year forecasts, long-term growth rates based on the respective country GDP rates adjusted for inflation and risk discount rates based on observable market long-term government bond yields and average industry betas from comparable entities of the Turkish banking sector adjusted for an appropriate equity risk premium based on independent analysis.

The key assumptions used to estimate the value in use of the Turkish operations’ CGU, as at 31 December 2014, were the terminal growth rate of 6.2% which was based on recent analyst reports for the Turkish banking sector, pre-tax discount rate of 16.6% which was calculated based on the average cost of equity of the comparable entities of the Turkish banking sector as derived by recent analyst reports, terminal net interest margin of 5.4%, and terminal provisions coverage ratio of 76.3% which were based on economic forecasts of the Bank. Based on this assessment, no impairment to the carrying amounts of goodwill and brand names relating to the acquisition of Finansbank is required. This conclusion does not change if reasonably possible changes in key assumptions are applied.

As at 31 December 2014, an impairment of €58 million was recognised relating to the goodwill associated with the investments of our Private Equity Funds in UK.

NOTE 26:                  Property and equipment

Group	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total

Cost
At 1 January 2014	863	965	1,100	246	3	3,177
Foreign exchange differences	—	20	16	7	—	43
Acquisition of subsidiaries	1	1	—	—	—	2
Transfers	—	(30)	2	(1)	(25)	(54)
Additions	10	368	71	12	34	495
Disposals and write offs	(8)	(12)	(25)	(2)	—	(47)
At 31 December 2014	866	1,312	1,164	262	12	3,616

Accumulated depreciation & impairment
At 1 January 2014	(60)	(397)	(795)	(159)	—	(1,411)
Foreign exchange differences	—	1	(9)	(4)	—	(12)
Transfers	—	7	—	1	—	8
Disposals and write offs	—	1	18	2	—	21
Depreciation charge from continuing operations	—	(17)	(38)	(11)	—	(66)
Depreciation charge from discontinued operations	—	(6)	(26)	(15)		(47)
At 31 December 2014	(60)	(411)	(850)	(186)	—	(1,507)

Net book amount at 31 December 2014	806	901	314	76	12	2,109

Cost
At 1 January 2015	866	1,312	1,164	262	12	3,616
Transfers	(12)	2	7	(7)	(12)	(22)
Reclassified as held for sale	(1)	(392)	(313)	(103)	—	(809)
Additions	—	3	16	11	6	36
Disposals and write offs	—	—	(19)	(2)	(2)	(23)
At 31 December 2015	853	925	855	161	4	2,798

Accumulated depreciation & impairment
At 1 January 2015	(60)	(411)	(850)	(186)	—	(1,507)
Transfers	—	4	—	—	—	4
Reclassified as held for sale	—	5	111	57	—	173
Disposals and write offs	—	—	14	2	—	16
Depreciation charge	—	(17)	(33)	(10)	—	(60)
Impairment charge	(90)	(5)	(3)	(1)	—	(99)
At 31 December 2015	(150)	(424)	(761)	(138)	—	(1,473)

Net book amount at 31 December 2015	703	501	94	23	4	1,325

For more information regarding what it is included under ‘Reclassified as held for sale’ in 2015, please refer to Note 30.

Notes to the Financial Statements

Group and Bank

Bank	Land	Buildings	Vehicles & equipment	Leasehold improvements	Assets under construction	Total
Cost
At 1 January 2014	84	96	597	143	1	921
Foreign exchange differences	—	—	—	1	—	1
Transfers	—	1	—	—	(1)	—
Additions	—	—	19	12	1	32
Disposals and write offs	—	—	(4)	—	—	(4)
At 31 December 2014	84	97	612	156	1	950

Accumulated depreciation & impairment
At 1 January 2014	(4)	(40)	(519)	(95)	—	(658)
Disposals and write offs	—	—	4	—	—	4
Depreciation charge	—	(2)	(25)	(9)	—	(36)
At 31 December 2014	(4)	(42)	(540)	(104)	—	(690)

Net book amount at 31 December 2014	80	55	72	52	1	260

Cost
At 1 January 2015	84	97	612	156	1	950
Transfers	—	—	3	—	—	3
Additions	—	2	11	11	—	24
Disposals and write offs	—	—	(4)	(1)	(1)	(6)
At 31 December 2015	84	99	622	166	—	971

Accumulated depreciation & impairment
At 1 January 2015	(4)	(42)	(540)	(104)	—	(690)
Disposals and write offs	—	—	4	1	—	5
Depreciation charge	—	(2)	(22)	(8)	—	(32)
Impairment charge	(1)	—	(3)	(1)	—	(5)
At 31 December 2015	(5)	(44)	(561)	(112)	—	(722)

Net book amount at 31 December 2015	79	55	61	54	—	249

NOTE 27:                  Deferred tax assets and liabilities

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Deferred tax assets:
Unamortised PSI losses	2,386	1,888	2,386	1,888
Securities	10	(5)	—	—
Property and equipment and intangible assets	(6)	(3)	—	—
Pension and other post retirement benefits	2	3	—	—
Loans and advances to customers	2,523	1,395	2,520	1,385
Tax losses	59	646	—	582
Other temporary differences	122	100	—	—
Deferred tax assets	5,096	4,024	4,906	3,855

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Deferred tax liabilities:
Securities	1	(11)	—	—
Derivatives	—	23	—	—
Property and equipment and intangible assets	2	27	—	—
Pension and other post retirement benefits	(1)	(9)	—	—
Insurance reserves	1	1	—	—
Loans and advances to customers	8	25	—	—
Other temporary differences	(2)	(12)	—	—
Deferred tax liabilities	9	44	—	—

Notes to the Financial Statements

Group and Bank

Deferred tax charge in the income statement

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Unamortised PSI losses	498	(70)	498	(70)
Securities	8	(71)	—	—
Property and equipment and intangible assets	3	9	—	12
Pension and other post retirement benefits	(2)	—	—	—
Insurance reserves	—	(21)	—	—
Loans and advances to customers	1,133	1,380	1,135	1,385
Tax losses	(588)	478	(582)	424
Other temporary differences	22	(94)	—	(87)
Deferred tax charge in the income statement	1,074	1,611	1,051	1,664
Deferred tax through OCI	8	2	—	—
Net deferred tax movement	1,082	1,613	1,051	1,664

The Group and the Bank believe that the realization of the recognized DTA of €5,096 million and €4,906 million respectively, at 31 December 2015 is probable based upon expectations of Group’s and Bank’s taxable income in the future (see Note 3).

At 31 December 2015, cumulative Group tax losses amounted to €2,835 million (2014: €4,093 million) and were incurred in 2009 through to 2015. The amount of €2,473 million (2014: €3,649 million) relates to the Bank and were incurred in 2014 and 2015. Management has estimated that tax losses of €262 million for the Group and €NIL million for the Bank (2014: €2,497 million and €2,237 million) can be utilised thus a DTA of €59 million and €NIL million (2014: €646 million and €582 million) respectively has been recognised. The unused tax losses amounted to €2,573 million for the Group and €2,473 million for the Bank (2014: €1,596 million and €1,411 million) and the unrecognised DTA amounted to €739 million and €717 million (2014: €401 million and €367 million) respectively.

The following table presents the year of expiration of the tax losses for the Group and the Bank:

	Group	Bank
Year	31.12.2015	31.12.2015
2016	37	—
2017	66	—
2018	31	—
2019	1,702	1,499
2020	994	974
Unlimited	5	—
	2,835	2,473

The Group and the Bank have offset the deferred tax assets and deferred tax liabilities on an entity by entity basis based on the legally enforceable right to set off the recognized amounts i.e. offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

NOTE 28:                  Insurance related assets and receivables

	Group
	31.12.2015	31.12.2014
		As restated
Investments on behalf of policyholders who bear the investment risk (unit linked)	307	316
Insurance business receivables	157	155
Amounts receivable from reinsurers and reinsurance business receivables	95	83
Deferred acquisition costs (DAC)	42	42
Total	601	596

Investments on behalf of policyholders who bear the investment risk (Unit linked)

	Group
	31.12.2015	31.12.2014
		As restated
Bonds	105	39
Shares	15	1
Mutual Funds	163	170
Deposits	24	106
Total	307	316

The unit-linked related assets are designated as at fair value through profit or loss. The changes in the fair value of the unit-linked related

Notes to the Financial Statements

Group and Bank

assets are offset in the income statement against changes in the fair value of unit-linked products reserves.

NOTE 29:                  Other assets

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Accrued interest and commissions	336	413	319	366
Receivables from Greek State	521	511	507	498
Tax prepayments and other recoverable taxes	9	15	—	5
Private equity: investees assets	—	116	—	—
Trade receivables	116	135	12	13
Assets acquired through foreclosure proceedings	178	261	81	89
Prepaid expenses	75	178	60	34
Hellenic Deposit and Investment Guarantee Fund	478	469	478	469
Cheques and credit card transactions under settlement	21	109	19	17
Other	218	384	130	277
Total	1,952	2,591	1,606	1,768

In accordance with article 6 of Law 3714/7.11.2008, the amount of deposits guaranteed by the HDIGF is €100 thousand per client.  Accordingly, the contributions paid by banks to HDIGF increased from 2008 onwards.

Law 3746/16.2.2009 concerning HDIGF provides that the excess of annual contributions calculated in accordance with the above article 6 of Law 3714/2008, are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 10 of Law 3746/16.2.2009, HDIGF guarantees up to an amount of €30 thousand per client for investing activities.  In 2010, the participating credit institutions paid the first contributions relating to article 10 of Law 3746/16.2.2009 which provides that the said contributions are included in a special reserve which is jointly owned by the credit institutions in proportion to their participation.

In accordance with article 13A of Law 3746/16.2.2009, all financial institutions participating in HDIGF’s Resolution Section are liable for contributions at a rate of 0.09% calculated on their June average balance of total liabilities. In case that a financial institution is considered as not viable by the BoG, BoG may decide that the institution’s assets and liabilities to be transferred to a transferee institution. Following such decision, HDIGF’s Resolution Section will cover any funding gap from the said transfer.

NOTE 30:                  Assets and liabilities held for sale and discontinued operations

Notes to the Financial Statements

Group and Bank

Assets held for sale at 31 December 2015 comprise, Finansbank A.S., the Private Equity Funds and Astir Palace Vouliagmenis S.A and Astir Marina Vouliagmenis S.A.

Finansbank

On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016, the Extraordinary General Meeting of the Bank approved the transaction, which is also in line with the relevant commitment included in the 2015 Restructuring Plan (see Note 49). The agreed consideration for the transaction amounts to €2,750 million. In addition, QNB will repay upon closing the USD910 million of subordinated debt that NBG has extended to Finansbank. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the Restructuring Plan approved by DGComp on 4 December 2015. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on 3 November 2015. Furthermore, Finansbank meets the definition of a discontinued operation because it is a major line of business as defined in IFRS.

Following the decision to dispose its entire stake in Finansbank, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the CGU and concluded to recognize an impairment loss of €1,861 million during the period ended 31 December 2015 of which €1,082 million related to the goodwill recognized in the Group’s consolidated financial statements. Furthermore, the Bank recognized an impairment loss on the cost of its investment in Finansbank in its separate financial statements of €1,694 million.

NBGI Private Equity Funds

On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million. The disposal is consistent with the Group’s capital action plan to address the capital shortfalls identified from the 2015 Comprehensive Assessment carried out by the ECB and satisfies the relevant commitment in the 2015 Restructuring Plan (see Note 49). Closing of the transaction is expected within the first semester of 2016, subject to the approval from the Financial Conduct Authority, and antitrust and competition authorities. As a result, the investment in Funds qualifies to be classified as a disposal group held for sale on 21 December 2015.

Following the decision to dispose its entire stake to the Funds, the Group, based on the agreed consideration, assessed for impairment the carrying amount of the goodwill recognized in the Group’s consolidated financial statements and concluded to recognize an impairment loss of €106 million during the period ended 31 December 2015. Furthermore, the Bank recognized an impairment loss on the cost of its investment in Funds in its separate financial statements of €131 million.

Astir Palas Vouliagmenis A.E.

On 10 February 2014 JERMYN STREET REAL ESTATE FUND IV L.P. (“JERMYN”) was nominated as Preferred Investor pursuant to the international open competitive process for the acquisition of a majority of the share capital of Astir Palace Vouliagmenis S.A (the “Process”). Further to the transaction approval by the Council of Audit on 5 June 2014 the Sale and Purchase Agreement was executed on 17 September, 2014 between NBG, the Hellenic Republic Asset Development Fund S.A. (‘HRADF’) in their capacity as sellers, Apollo Investment Hold Co in its capacity as the buyer, and JERMYN in its capacity as Guarantor. Apollo Investment Hold Co is an SPV, 100.00% owned by JERMYN. The transaction is intended to close following the fulfillment of relevant conditions precedent. These include, among others, the issuance and publication of the applicable Special Public Real Estate Area Development Plan (the “Plan”) in the Government Gazette. In March 2015, the Council of State reached a negative decision regarding the submitted Plan. Following these developments NBG, HRADF and the Preferred Investor initiated consultations within the context of existing competitive process, applying the relevant provisions of the SPA. The relevant Consultation Period (as per the current SPA terms) began on 11 May 2015 and was extended to 31 December 2015 in agreement with the Preferred Investor. The consultations between the Parties resulted in an agreement which was included in an Addendum to the SPA dated 31 December 2015 by means of which the original plan is substituted by a new draft Special Public Real Estate Area Development Plan and deferred the Closing Longstop date to 21 May 2016, considering such an extension as necessary for the satisfaction of the Condition Precedent envisaged in Section 6.1.4 of the SPA which relates to the approval of the Special Public Real Estate Area Development Plan as well as of any other pending Conditions Precedent. Given that the delay is caused by events and circumstances beyond NBG’s control and that NBG remains committed to its plan to sell the subsidiary, the assets and liabilities of Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. (an 100.00% subsidiary of Astir Palace Vouliagmenis S.A.) continue to be presented as non — current assets held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”, as the requirements and conditions specified by

Notes to the Financial Statements

Group and Bank

the Standard are met. As at 31 December 2015 the cost of investment in Astir Palace Vouliagmenis S.A. classified as non-current assets held for sale on the Bank’s Statement of Financial Position is €256 million and the Group’s share of Astir Palace Vouliagmenis S.A. net assets is €135 million.

In addition, the carrying amount of €2 million of the Group’s joint venture company UBB-AIG Insurance Company AD has been reclassified to non-current assets held for sale. The disposal was completed on 4 January 2016 and no material result arisen.

Analysis of Finansbank AS, Astir Palace Vouliagmenis S.A. and Astir Marina Vouliagmenis S.A. assets and liabilities

	Group
	31.12.2015	31.12.2014
ASSETS
Cash and balances with central banks	3,147	—
Due from banks	206	—
Financial assets at fair value through profit or loss	26	—
Derivative financial instruments	1,723	—
Loans and advances to customers	18,719	—
Investment securities	2,947	—
Investment property	162	—
Equity method investments	46	—
Goodwill, software and other intangible assets	37	—
Property and equipment	296	184
Deferred tax assets	16	1
Current income tax advance	2	—
Other assets	440	15
Total assets	27,767	200

LIABILITIES
Due to banks	2,933	—
Derivative financial instruments	768	—
Due to customers	14,731	—
Debt securities in issue	1,831	—
Other borrowed funds	1,861	—
Retirement benefit obligations	44	1
Current income tax liabilities	18	—
Other liabilities	1,457	6
Total liabilities	23,643	7

The results of the discontinued operations (Finansbank A.S.) included in the loss for the year are set out below. The comparative profit and cash flows from discontinued operations have been re-presented to include those operations classified as discontinued in the current year.

Profit / (loss) for the period from discontinued operations	12 month period ended
€ million	31.12.2015	31.12.2014

Interest and similar income	2,629	2,425
Interest expense and similar charges	(1,517)	(1,294)
Net interest income	1,112	1,131

Fee and commission income	397	405
Fee and commission expense	(14)	(13)
Net fee and commission income	383	392

Net trading income / (loss) and results from investment securities	19	—
Net other income / (expense)	39	(23)
Total income	1,553	1,500

Personnel expenses	(381)	(347)
General, administrative and other operating expenses	(383)	(342)
Depreciation and amortisation on investment property, property & equipment and software & other intangible assets	(73)	(77)
Credit provisions and other impairment charges	(2,289)	(342)
Share of profit / (loss) of equity method investments	(1)	1
Profit / (loss) before tax	(1,574)	393

Tax benefit / (expense)	(32)	(78)
Profit / (loss) for the period from discontinued operations	(1,606)	315

€ million	31.12.2015	31.12.2014

Cash Flows from discontinued operations
Net cash inflows/(outflows) from operating activities	(8)	(516)
Net cash inflows/(outflows) from investing activities	(48)	(606)
Net cash inflows/(outflows) from financing activities	227	1,068
Net Cash inflows /(outflows)	171	(54)

NOTE 31:                  Due to banks

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Demand deposits due to credit institutions	40	77	76	99
Time deposits due to credit institutions	146	1,658	162	1,420
Interbank deposits	11	152	100	100
Amounts due to ECB and Central Banks	24,039	14,247	24,030	14,242
Securities sold under agreements to repurchase	55	4,968	—	3,498
Other	875	1,124	872	1,122
Total	25,166	22,226	25,240	20,481

Notes to the Financial Statements

Group and Bank

NOTE 32:     Due to customers

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Deposits:
Individuals	33,436	48,430	28,761	34,408
Corporate	6,139	12,684	4,766	6,103
Government and agencies	3,026	3,345	2,991	3,160
Other	358	470	350	459
Total	42,959	64,929	36,868	44,130

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Deposits:
Savings accounts	18,429	17,838	17,443	15,753
Current & Sight accounts	8,457	8,803	6,715	6,387
Time deposits	15,130	37,158	11,811	20,944
Other deposits	539	576	503	540
	42,555	64,375	36,472	43,624
Securities sold to customers under agreements to repurchase	46	84	46	47
Other	358	470	350	459
	404	554	396	506
Total	42,959	64,929	36,868	44,130

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated such deposits as financial liabilities at fair value through profit or loss. As at 31 December 2015, these deposits amount to €2 million (2014: €16 million) for both the Group and the Bank.

On 18 December 2015, following the 28 meeting of the Resolution Measures Committee of the Bank of Greece,

the deposits of the credit institution under resolution “Cooperative Bank of Peloponnese Coop Ltd” were transferred to the Bank. The decision was also published in the Government Gazette “N.2762/18.12.2015”. The amount transferred was € 95 million.

In accordance with Law 4151/2013, all dormant deposit accounts are subject to statute of limitations of 20 years in favour of the Greek State.  All banks operating in Greece are required by April of every year to remit the cash balances of such dormant accounts to the Greek State. The Bank in May 2015 remitted to the Greek State €1 million with respect to dormant account balances.

NOTE 33:     Debt securities in issue

	Group			Bank
	Weighted Interest rate	31.12.2015	31.12.2014	Interest rate	31.12.2015	31.12.2014

Corporate bonds - floating rate	4.7%	280	277	—	—	—
Covered bonds - fixed rate	3.9%	826	872	3.9%	826	872
Fixed rate notes	—	—	1,879	—	—	—
Floating rate notes	—	—	912	—	—	—
Total		1,106	3,940		826	872

Notes to the Financial Statements

Group and Bank

The financial terms of the major debt securities in issue as of 31 December 2015, are as follows:

Issuer	Type	Issue date	Maturity date	Currency	Nominal amount		Own held by the Group (nominal amount)	Interest rate
Corporate bonds
NBG Pangaea REIC	Floating rate bond	20 August 2014	July 2019	EUR	232		—	Paid quarterly Euribor plus 4.85%
Covered bonds
NBG	Fixed rate covered bonds- 3rd Series	7 October 2009	October 2016	EUR	846	(1)	—	Paid annually at a fixed coupon rate of 3.875%

(1) Includes fixed rate covered bonds issued by the Bank under the €10 billion covered bonds program, which are described in NOTE 21:  Loans and advances to customers and have been designated as financial liability at fair value through profit or loss. During 2015, net gains of €43 million (2014: loss of €61 million) resulting from changes in the fair value of these notes were recorded in Net trading income / (loss) and results from investment securities. Fair value gains of €20 million were attributable to changes in instrument specific credit risk (2014: loss of €76 million). Interest expense is not recognized separately from fair value changes.  The carrying amount and amortized cost of these securities as at 31 December 2015 were €826 million and €849 million respectively (2014: €872 million and €852 million).

Liability Management Exercise (“LME”) and mandatory conversion

The capital plan approved from SSM (see also NOTE 38:  Share capital, share premium and treasury shares), among other actions, included offerings to eligible holders of debt and capital instruments. In this context, on 1 December 2015, the Bank announced the results of the LME offer which commenced on 2 November 2015 and expired on 1 December 2015 for the buy back of up to the total amount of the debt securities issued by subsidiary NBG Finance Ltd and guaranteed on a subordinated basis by the Bank, in consideration for subscription of new ordinary shares in the share capital increase, as approved on 17 November 2015 by the Extraordinary General Meeting of the Bank’s shareholders.

The remaining preferred securities that were not tendered in the LME Offer, were included in the Burden Sharing Measures which provided the mandatory conversion into ordinary shares of the outstanding debt instruments, all subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law. More specifically, the result of the LME offer and the Burden Sharing Measures were as follows:

Issuer	Repurchase Price	Aggregate Outstanding Nominal Amount	Total Nominal Value accepted for the repurchase according to the LME offer	Total Nominal Value that is not in the possession of the Bank after the settlement date and therefore subjected to the Burden Sharing Measures (1)
			Amounts in million
NBG Finance plc	100%	€701	€667	€34
NBG Finance plc	75%	€18	€1	€17

(1) Nominal amount or liquidation preference, as applicable, of the Existing Securities outstanding, excluding (i) Existing Securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer; and (ii) Existing Securities to be purchased by the Bank pursuant to the relevant Offer on the Existing Securities Purchase Date.

On 9 December 2015, the Bank announced that the mandatory conversion of the debt instruments not offered into ordinary shares amounted to €48 million, which was used for the share capital increase by issuing 158,753,438 shares. The profit that resulted from the LME offer and Burden Sharing Measures amounted to €4 million.

NOTE 34:     Other borrowed funds

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Subordinated notes - fixed rate	—	19	—	30
Subordinated notes - floating rate	—	—	—	74
Loans-fixed rate	28	1,050	—	767
Loans-floating rate	118	982	—	—
Total	146	2,051	—	871

Notes to the Financial Statements

Group and Bank

Fixed rate borrowings mainly include borrowings from Stopanska Banka A.D. amounting to €12 million (9 million in EUR and 3 million in MKD) and United Bulgarian Bank A.D. amounting to €15 million all denominated in BGN.

Floating rate borrowings mainly include borrowings from NBG Pangaea REIC group amounting to €109 million, all denominated in EUR.

NOTE 35:     Insurance related reserves & liabilities

	Group
Insurance reserves	31.12.2015	31.12.2014
		As restated
Life
Mathematical and premium reserves	891	916
Outstanding claims reserve	150	141
Other	1	1
Total	1,042	1,058
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	310	315
Guaranteed benefit reserve for unit-linked insurance contracts	76	76
Total Life reserves	1,428	1,449

Property and Casualty
Unearned premia reserve	71	81
Outstanding claims reserve	443	482
Other	15	15
Total Property and Casualty reserves	529	578

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	177	201
Amounts payable to brokers, agents and sales partners	36	35
Amounts payable to reinsurers	56	17
Total	2,226	2,280

Movement in Life Insurance Reserves

	Group
	2015	2014

Balance 1 January	1,449	1,469
Increase in reserves	255	233
Paid claims and other movements	(276)	(253)
Balance at 31 December	1,428	1,449

Movement of Property & Casualty Insurance Reserves

	Group
	2015	2014

Balance 1 January	578	627
Incurred claims	52	50
Paid claims and other movements	(90)	(100)
Movement in unearned premium reserve	(11)	1
Balance at 31 December	529	578

Outstanding claims reserve of property & casualty insurance reserves

	Group			Group
	31.12.2015			31.12.2014
		Reinsurers’	Group		Reinsurers’	Group
	Total	share	share	Total	share	share

Reported claims	415	262	153	434	294	140
IBNR	28	10	18	48	19	29
Total	443	272	171	482	313	169

Notes to the Financial Statements

Group and Bank

NOTE 36:     Other liabilities

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Accrued interest and commissions	232	260	231	258
Creditors and suppliers	238	257	171	165
Amounts due to government agencies	168	151	164	150
Private equity: liabilities of investee entities	—	290	—	—
Other provisions	72	86	44	58
Taxes payable - other than income taxes	56	109	29	34
Accrued expenses and deferred income	108	114	58	46
Payroll related accruals	19	64	15	20
Cheques and credit card transactions under settlement	2	714	—	—
Short position on financial instruments at fair value through profit or loss	—	4	—	—
Other	337	550	277	232
Total	1,232	2,599	989	963

The Bank has committed under the 2015 Revised Restructuring Plan approved by the DG-Comp on 4 December 2015, to decrease its Total FTEs (please see Note 49) in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. Following the above commitment, the Group and the Bank recognized a provision of €118 million as of 31 December 2015, which is classified within the “Other” line item.

The movement of other provisions for the Group and the Bank may be summarised as follows:

	Group
	Litigation	Other	Total	Litigation	Other	Total
	2015	2015	2015	2014	2014	2014

Balance at 1 January	67	19	86	70	35	105
Provisions utilised during the year	(9)	(10)	(19)	(17)	(7)	(24)
Provisions charged/ (released) to income statement during the year	10	11	21	14	(10)	4
Foreign exchange differences	—	—	—	—	1	1
Transfer to liabilities associated with non-current assets held for sale	(6)	(10)	(16)	—	—	—
Balance 31 December	62	10	72	67	19	86

	Bank
	Litigation	Other	Total	Litigation	Other	Total
	2015	2015	2015	2014	2014	2014

Balance at 1 January	55	3	58	60	3	63
Provisions utilised during the year	(9)	—	(9)	(15)	—	(15)
Provisions charged/ (released) to income statement during the year	(5)	—	(5)	10	—	10
Balance 31 December	41	3	44	55	3	58

Legal proceedings: The Bank and certain of its subsidiaries are defendants in certain claims and legal actions and proceedings arising in the ordinary course of business. These actions and proceedings are generally based on alleged violations of consumer protection, banking, employment and other laws. None of these actions and proceedings is individually material. The Group and the Bank establishes accruals for all litigations, for which it believes it is probable that a loss will be incurred and the amount of the loss can be reasonably estimated. These accruals may change from time to time, as appropriate, in light of additional information. For the cases for which an accrual has not been recognized, management is not able to reasonably estimate possible losses, since the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of pending appeals and there are significant issues to be resolved. However, in the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated Statement of Financial Position, results of operation or cash flows.

Other provisions include mainly staff leaving indemnities for subsidiaries not included in the actuarial valuation and untaken vacation indemnity.

Notes to the Financial Statements

Group and Bank

NOTE 37:                  Contingent liabilities, pledged, transfers of financial assets and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. For the cases for which a provision has not been recognized, Management is unable to estimate the possible losses because the proceedings may last for many years, many of the proceedings are in early stages, there is uncertainty of the likelihood of the final result, there is uncertainty as to the outcome of the pending appeals and there are significant issues to be resolved. However, in the opinion of Management, after consultation with its legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated or separate Statement of Financial Position, Income Statement and Cash Flow Statement.  However, at 31 December 2015 the Group and the Bank have provided for cases under litigation the amounts of €62 million and €41 million respectively (31 December 2014: €67 million and €55 million respectively).

b. Pending tax audits

Tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined, it is not expected to have a material effect on the consolidated or separate Statement of Financial Position of the Group and the Bank. The Bank has been audited by the tax authorities up to and including the year 2014 while 2015 is currently being audited by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A. in the framework of the tax audit certificate according to art. 65A of Law 4174/2013. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank. An amount of €27 million was paid to the tax authorities and the remaining amount of €9 million (penalties and interests) was permanently waived by the tax authorities in accordance with the provisions of Law 4321/2015. The Bank has appealed the decision. The tax audit certificates for the years 2011, 2012, 2013 and 2014 were unqualified and issued by the independent auditor, Deloitte Hadjipavlou Sofianos & Cambanis S.A., on 27 July 2012, 27 September 2013, 10 July 2014 and 30 October 2015 respectively in accordance with article 82 of law 2238/1994 and article 65A of law 4174/2013. Based on Ministerial Decision 1006/05.01.2016 there is no exception from tax audit by the tax authorities to those entities that have been tax audited by the independent auditor and its tax audit certificate was unqualified. Therefore, the tax authorities may re-audit the tax books of the Bank for previous years 2011, 2012, 2013 and 2014, for which a tax audit certificate has been issued by the independent auditor. For the subsidiaries and associates regarding unaudited tax years refer to Notes 47 and 24 respectively.

c. Credit commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by the Bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual nominal amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Commitments to extend credit*	6	6	6	6
Standby letters of credit and financial guarantees written	3,257	6,503	3,486	3,935
Commercial letters of credit	224	796	183	424
Total	3,487	7,305	3,675	4,365

* Commitments to extend credit at 31 December 2015 include amounts, which cannot be cancelled without certain conditions being met at any time and without notice, or for which automatic cancellation due to credit deterioration of the borrower is not allowed.Such commitments are used in the Risk Weighted Assets calculation for capital adequacy purposes under regulatory rules currently in force. The total commitments to extend credit at 31 December 2015 are €5,738 million (2014: €15,694 million)  and €5,030  million for the Bank (2014: €6,417 million)

d. Assets pledged

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Assets pledged as collateral	30,918	13,336	30,805	11,684

Notes to the Financial Statements

Group and Bank

As at 31 December 2015, the Group and the Bank have pledged mainly for funding purposes with the Eurosystem, other central banks and financial institutions, the following instruments:

•                  trading and investment debt securities of €14,134 million (Bank: €14,021 million); and

•                  loans and advances to customers amounting to €11,086 million (Bank: €11,086 million).

•                  covered bonds of a nominal value of €4,000 million (Bank: €4,000 million) backed with mortgage loans as total value of €5,698 million (Bank: €5,698 million)

Additionally to the amounts in the table above, the Bank has pledged for funding purposes with the Eurosystem and financial institutions:

•                  floating rate notes of €9,675 million, issued under the government-guaranteed borrowing facility provided by Law 3723/2008 (pillar II) and held by the Bank,

•                  Greek government bonds of €2,109 million obtained from public Debt Management Agency under the provisions of Law 3723/2008 (pillar III), collateralized with customer loans.

In addition to the pledged items presented in the table above, as at 31 December 2015, the Group and the Bank have pledged an amount of €323 million included in due from banks with respect to a guarantee for the non-payment risk of the Hellenic Republic, as well as Hellenic Republic Treasury bills of €181 million for trade finance purposes.

e. Transferred financial assets

As at 31 December 2015 the carrying amount of transferred financial assets, which have been transferred but are subject to continued recognition in full and the associated recognized liabilities are presented in the table below.

	Group		Bank
31.12.2015	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	13,769	12,159	13,769	12,159
Securities sold under agreements to repurchase
Trading and investment securities	112	101	46	46
Other
Trading and investment securities	252	95	252	95

Total	14,133	12,355	14,067	12,300

	Group		Bank
31.12.2014	Carrying amount of transferred assets	Carrying amount of associated liabilities	Carrying amount of transferred assets	Carrying amount of associated liabilities

Amounts due to ECB and Central Banks
Trading and investment securities	7,411	5,789	7,411	5,789
Securities sold under agreements to repurchase
Trading and investment securities	5,226	5,052	3,617	3,545
Other
Trading and investment securities	43	21	—	—

Total	12,680	10,862	11,028	9,334

Transactions whereby financial assets are transferred, but continue to be recognized in their entirety on the Group’s Statement of Financial Position relate to Eurosystem funding under the general terms applying to such agreements, and securities sold under agreements to repurchase (see Note 2.16, Note 31 and Note 32), which, in general, are conducted under standard market agreements. With respect to Eurosystem funding, a significant haircut is generally applied to the collateral, which results in the associated liabilities having a carrying value less than the carrying value of the transferred assets. As a result of these transactions, the Group is unable to use, sell or pledge the transferred assets for the duration of the transaction. The Group remains exposed to interest rate risk and credit risk on these pledged instruments. The counterparty’s recourse is not limited to the transferred assets.

The Group and the Bank have no transferred financial assets that are not subject to derecognition in full, but remain on the Statement of Financial Position to the extent of continuing involvement or were derecognised in full, but continuing involvement exists.

Notes to the Financial Statements

Group and Bank

f. Operating lease commitments

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

No later than 1 year	88	95	83	82
Later than 1 year and no later than 5 years	241	272	315	315
Later than 5 years	85	110	1,346	1,407
Total	414	477	1,744	1,804

The major part of operating lease commitments of the Bank relates to the operating lease rentals to NBG Pangaea REIC, a real estate investment company of the Group.  The leases typically run for a period of up to 25 years, with an option to renew the lease after the period. The Bank has waived its statutory right to terminate the leases, as provided by the Greek Commercial Leases Law, for 15 or 25 years, depending on the property and subject to a flexibility mechanism.

NOTE 38:                  Share capital, share premium and treasury shares

Share Capital — Ordinary Shares

The total number of ordinary shares as at 31 December 2015 and 31 December 2014 was 9,147,151,527 and 3,533,149,631 respectively, with a nominal value of 0.30 Euro.

2015 Recapitalisation

On 17 November 2015, the Extraordinary General Meeting of the Bank’s shareholders approved a) the reverse split of the ordinary shares at a ratio of 15 existing shares of 0.30 Euro per share to be exchanged for 1 new share of 4.50 Euro per share and the reduction of the number of shares from 3,533,149,631 to 235,543,309, b) the reduction in the nominal value from 4.50 Euro per share to 0.30 Euro per share, with the formation of a special reserve of an equal amount for offsetting losses and c) the share capital increase by €4,482 million in the context of recapitalization of the banks pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015 through cancellation of the pre-emptive rights to existing shareholders, by issuing new ordinary shares, through In-Cash Contribution and/or In-Kind Contribution including the issuance of a convertible bond loan through the issuance of unsecured, perpetual and subordinated bonds, contingently convertible into ordinary shares of the Bank.

Specifically, the amount of capital increase was determined after the publication of the results of the Comprehensive Assessment (“CA”) conducted by the ECB, following the Euro Summit Statement of 12 July 2015 and the ECB’s decision of 5 August 2015.  The CA resulted in a total capital shortfall of €4,482 million, €1,456 million of which was due to the baseline scenario and €3,026 million was due to the adverse scenario. The Bank submitted its capital plan to the SSM, which among other actions, included a private placement to qualified investors abroad (Offer Abroad), a public offering in Greece (Public Offer), and offerings to eligible holders of debt and capital instruments (collectively, the “Private Capital Raising Measures”) which were intended to raise at least an amount of capital sufficient to cover the baseline scenario shortfall of €1,456 million and State Aid through HFSF.  Any capital raised through the Private Capital Raising Measures in excess of the baseline scenario shortfall was to be applied towards covering of the adverse scenario shortfall of €3,026 million.

In-Cash Contribution

As regards the In-Cash Contribution, the offer of shares was to be incurred through the Offer Abroad and through the Public Offer.

The allocation between the Offer Abroad and the Public Offer decided to be as follows (subject to increased demand):

•                  In case an amount of €1,456 million is raised through the Offer Abroad, then new shares which correspond to capital of €146 million could be offered by the Bank in the Public Offer.

•                  In the event of increased demand in the context of the Offer Abroad, as per the above, the amount to be offered in the Public Offer should not exceed 10% of the above increased amount of final coverage of the Offer Abroad.

•                  In case the amount of coverage of the Offer Abroad is lower than €1,456 million, then new shares corresponding to a total amount of capital raised up to €300 million to be offered by the Bank in the Public Offer.

On 8 December 2015, the Board of Directors certified that the capital raised through the Offer Abroad amounted to €457 million with the issuance of 1,524,851,811 new shares whereas the capital raised through the Public Offer amounted to €300 million with the issuance of 999,852,461 new shares. The subscription price was set at 0.30 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

The In-Cash Contribution also included the Liability Management Exercise (“LME”) which related to the offer for purchase of the Bank’s outstanding debt and capital instruments (see Notes 33 and 42).

Notes to the Financial Statements

Group and Bank

Following the above, on 2 November 2015, the Bank announced the offer for purchase of the outstanding senior and subordinated debt instruments together with the offer for purchase of the outstanding preferred securities (5 Series) and the participation of the holders of the securities in the share capital increase by an amount equal to the consideration obtained from the buyback of the said securities.

On 9 December 2015, the Bank announced that following the above offers, the buyback of the said securities amounted to €695 million, which was used for the share capital increase by issuing 2,316,353,950 shares.

In-Kind Contribution

The In-Kind Contribution included, the implementation of burden sharing measures (the mandatory conversion into ordinary shares of all of the Bank’s outstanding debt and capital instruments the holders of which were not voluntarily offered its securities in the above offers) following the Bank’s request for State Aid to cover the remaining adverse scenario capital shortfall. Such shortfall was to be covered through the issuance in favour of the HFSF of new shares for 25% of the remaining capital shortfall and contingent convertible securities (“CoCos”) for 75% of the remaining capital shortfall, as defined in the Cabinet Act 36/02.11.2015.

Based on the Cabinet Act 45/07.12.2015, the Bank announced on 9 December 2015, that the mandatory conversion of the securities not offered in the LME into ordinary shares amounted to €64 million, which was used for the share capital increase by issuing 211,979,849 shares (see Note 42). Also, the preference shares issued in USA and the preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were also converted to ordinary shares by issuing 298,700,987 and 1,305,000,000 ordinary shares respectively. The 1,305,000,000 ordinary shares that resulted from the mandatory conversion of the preference shares issued in favour of the Greek state were received by the HFSF.

Finally, the In-Kind Contribution included the participation of HFSF in share capital increase with the amount of €676 million by issuing 2,254,869,160 ordinary shares.

Following the above, the total capital increase amounted to €2,673 million with the issuance of 8,911,608,218 shares.

Contingent Convertible Securities (CoCos):

In addition, the Bank issued contingent convertible securities (“CoCos”) in the name of HFSF for the amount of €2,029 million by issuing of 20,292 Cocos of 100,000 Euro each. In return for the shares and Cocos received, HFSF contributed to NBG bonds issued by ESM (see Note 22).

Interest

The CoCos bear return at 8% per annum for the first seven years and thereafter, the interest rate is set to the sum of: (a) the 7-year Mid-Swap Rate plus (b) the difference between the initial interest rate of 8% and the 7-year Mid-Swap Rate at the CoCos’ issue date.

Payment of interest (whether in whole or in part) is entirely at the discretion of the Bank. Any such interest elected not to be paid is cancelled and does not accumulate. However, if the Bank does not pay all or any part of any scheduled interest payments more than once, then the CoCos are automatically converted into ordinary shares. The Bank’s Board of Directors has the option, at its full discretion, to pay interest in the form of newly issued ordinary shares of the Bank. If the Bank decides not to pay interest, then no dividends are allowed to be distributed to holders of the Bank’s ordinary shares.

Principal

The CoCos are perpetual and the holders do not have a right to require redemption in cash. On the 7th Anniversary, holders have the right to convert their CoCos into ordinary shares. The Bank has the option to repay in cash all or some of the CoCos at any time at their initial nominal value plus any accrued and unpaid interest, provided that all necessary regulatory approvals are obtained.

If the CET1 Ratio of the Bank, calculated on a consolidated or a solo basis, falls below 7% (the trigger event), the CoCos are automatically converted into ordinary shares determined by dividing 116% of the nominal value of the then outstanding CoCos by the subscription price of the 2015 Recapitalisation.

Based on the terms of the CoCos, there is no obligation for the Bank to deliver cash or another financial asset in respect of principal or interest payments and therefore the CoCos were classified as equity. The equity conversion features of the Cocos under the trigger event, the second missed interest payment and the holder’s option to convert into ordinary shares of the Bank on the 7th Anniversary, are closely related to the host equity contract.

2014 Recapitalisation

On 10 May 2014, the extraordinary general meeting of the Bank’s shareholders approved the share capital increase by €2,500 million by issuing 1,136,363,637 ordinary shares of a par value of 0.30 Euro per share, through cancellation of the pre-emptive rights for existing shareholders, which was completed on 13 May 2014. The subscription price was set at 2.20 Euro per share as it was determined by the international book-building process outside Greece to institutional and other eligible investors.

On 12 May 2014, the Board of Directors certified that €2,500 million was covered in cash. From the amount of €2,500 million, €341 million was credited to the share capital while the remaining €2,159 million less expenses was credited to the share premium account.

Notes to the Financial Statements

Group and Bank

Warrants

According to article 7 par.4 of Law 3864/2010 and the Cabinet Act 38/2012 (as amended by Cabinet Act 6/2013) issued on 26 June 2013, 245,779,626 warrants were granted to private investors participating in the capital increase of the Bank in 2013 according to Law 3864/2010 and Cabinet Act 38/2012. Trading of the warrants on the Athens Stock Exchange began on 27 June 2013.

In particular, warrants are transferable securities with no restrictions concerning their transfer. Following the reverse split in November 2015, each warrant incorporates the right of its holder to purchase from HFSF 0,54861592129144 new shares, acquired by HFSF due to its participation in the capital increase of Bank in 2013. The warrants do not provide voting rights to holders or owners thereof.

The warrants may be exercised every six months, with the first exercise date being six months following their issuance and the last exercise date being fifty-four (54) months following their issuance. Call options not exercised until the last aforementioned exercise date will automatically cease to exist and the corresponding warrants will be cancelled by HFSF. The procedure for the exercise of the call option and their settlement, as well as any change in the rights and obligations of the holders of warrants that may occur during the term that the warrants are in force, is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange at least 10 days prior to each date of exercise of the warrants.

Following the reverse split in November 2015, the exercise price of the call option for each warrant in order to acquire new shares held by HFSF, will be equal to €64.35 plus accrued interest at an annual rate of 3% plus the margin:

•                  1% (100 basis points) for the first year from the Issue Date;

•                  2% (200 basis points) for the second year from the Issue Date;

•                  3% (300 basis points) for the third year from the Issue Date;

•                  4% (400 basis points) for the fourth year from the Issue Date; and

•                  5% (500 basis points) for the remaining period

on the number of new shares that the holder of the warrant is entitled to acquire upon exercise of his right. The exercise price will be adjusted accordingly in the event of corporate actions and is announced by the Bank on its website and in the Daily Bulletin of the Athens Stock Exchange. The last exercise date (27 December 2017) is the date of expiry of the warrants.

After 36 months from the issuance of the warrants, HFSF may, under certain conditions, transfer the underlying common shares to third parties without any compensation being owed to holders of warrants that decide not to acquire those shares.

After the end of the fifth exercise period (28 December 2015), the warrants currently remaining in force are 245,745,725, whereas the shares of the Bank upon which they are drawn and which are held by HFSF are 134,820,022 (after the reverse split).

Restrictions on transfers of Bank’s shares

Transfers of the Bank’s shares are carried out as prescribed by law and are not subject to any restrictions pursuant to the Bank’s Articles of Association, except for the ordinary shares held by HFSF and are subject to the provisions of article 8 of Law 3864/2010 and article 3 par.7 of Cabinet Act 38/2012.

In particular, according to article 8 of Law 3864/2010, HFSF decides on the way and procedure for disposing its shares at a time it deems appropriate and in any case within five years from its participation in the Bank’s capital increase, provided that par.1 of article 7a of Law 3864/2010 applies. The disposal may take place gradually or one-off, at HFSF’s discretion, so long as all shares are disposed of within the time limits referred to above.  The disposal of shares within the time limits stipulated above may not be made to any entity belonging directly or indirectly to the Hellenic Republic, in accordance with Greek Law.  Furthermore, disposal shall be carried out with a view to protecting the interests of the Hellenic Republic, taking into consideration also to strengthen the financial stability and ensure a level-playing field in the financial sector.

Additionally, according to article 3 par. 7 of Cabinet Act 38/2012, without prejudice to the transfers which will take place due to exercise of the call option embedded in the Warrants, HFSF will not be able to transfer the shares which carry call option, for a period of 36 months after the issue date of the securities. After the expiry of the aforementioned period and until the final date of exercise of the call option, according to the same article of Cabinet Act 38/2012, HFSF may dispose its shares which carry call option according to the stipulations of paragraphs 7 — 11 of Article 3 of Law 3864/2010.

Restricted voting rights of the shares acquired by the HFSF in the capital increase of Bank in 2013

More specifically, further to a share capital increase decided by Extraordinary General Meeting of 17 November 2015, the HFSF has agreed to inject capital of €1,068 million and receive in exchange common shares with full voting rights representing 38.92% of the share capital of the Bank and contingent convertible bonds (“CoCos”) equal to an amount of €2,029 million by issuing 20,292 CoCos of €100,000 each. HFSF retains also common shares with restricted voting rights corresponding to 1.47 % of the share capital of the Bank.

However under the previous recapitalization that took place in 2013 and in accordance to Article 7a par.1 of the Greek Law 3864/2010, the 134,820,022 (or 1,47% of the Bank’s total share capital) common shares held by HFSF give the right to HFSF to exercise its voting rights in the General Meeting of Shareholders only for decisions regarding amendments to the Articles of Association, including increase or reduction of capital or provision of proxy powers to the Board of Directors to that effect, merger, division, conversion, revival, extension of duration or dissolution of the company, transfer of assets, including the sale of subsidiaries or any other issue requiring an increased majority as

Notes to the Financial Statements

Group and Bank

provided by Company Law 2190/1920 on “sociétés anonymes”. Specifically, in order to calculate quorum and majority at the General Meeting, the shares of HFSF are not taken into account regarding decisions on matters other than those mentioned above. According to Article 7a of Greek Law 3864/2010, HFSF exercises its full voting rights without the aforementioned limitations if it is concluded, by decision of the HFSF General Council, that there is a breach of material obligations which are included in the restructuring plan or which promote its implementation.

Share Capital — Preference Shares

Non-cumulative, non-voting, redeemable preference shares

On 6 June 2008, the Bank issued 25,000,000 non-cumulative, non-voting, redeemable preference shares, of a nominal value of 0.30 Euro each. The shares were offered at a price of 25 Dollar per preference share in the form of American Depositary Shares (the “ADSs”), in the United States and are evidenced by American Depositary Receipts and listed on the New York Stock Exchange. The annual dividend is set to 2.25 Dollar per preference share.

On 31 May 2013, the Bank announced an offer to purchase for cash 22,500,000 out of the 25,000,000 outstanding American Depositary Shares at 12.50 Dollar per ADS upon the terms and subject to the conditions set forth in the Offer to Purchase. The Offer aimed to generate Core Tier I capital for the Bank and to further strengthen the quality of its capital base.

As of 28 June 2013, which was the expiration time of the Offer, 12,360,169 ADSs were validly tendered, representing approximately 49.4% of the ADSs outstanding at the expiration time. Based on the results of the Offer, the aggregate purchase cost for the tendered ADSs was USD155 million.

On 3 July 2013, the purchase of the 12,360,169 ADSs was settled by the Bank.

Following the Extraordinary General Meeting of the Bank’s shareholders decision on 17 November 2015 and Cabinet Act 45/07.12.2015 (see above), all the outstanding preference shares (i.e. 12,639,831) were converted into 298,700,987 ordinary shares.

Therefore, following the above there are no preference shares outstanding.

Redeemable preference shares in favour of the Greek State

On 21 May 2009, following the Extraordinary General Meeting of the Bank’s Shareholders held on 22 January 2009, the Bank issued, 70,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008.

On 22 December 2011, the Extraordinary General Meeting of the Bank’s Shareholders approved a) the share capital increase by €1,000 million through the issue of additional 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each with the cancellation of the pre-emptive rights of the existing shareholders in favour of the Greek State, in accordance with the Law 3723/2008 and b) the revocation of the decision of the Extraordinary General Meeting of the Bank’s Shareholders held on 26 November 2010 regarding the repurchase by the Bank of the 70,000,000 Redeemable Preference Shares in favour of the Greek State, in accordance with the Law 3723/2008.

On 30 December 2011, following the above decision, the Bank issued the 200,000,000 Redeemable Preference Shares at a nominal value of 5.00 Euro each in favour of the Greek State.

Following the Extraordinary General Meeting of the Bank’s shareholders decision on 17 November 2015 and Cabinet Act 45/07.12.2015 (see above), all the 270,000,000 outstanding preference shares issued in favour of the Greek State, in accordance with the Law 3723/2008 were converted into 1,305,000,000 ordinary shares, which were received by the HFSF.

Therefore, following the above there are no L3723/2008 preference shares outstanding.

Share Capital — Total

Following the above, the total paid-up share capital and share premium of the Group, as at 31 December 2015 are as follows:

	Group
	# of shares	Par value	Share capital	Share premium	Total

Ordinary shares	9,147,151,527	0.30	2,744	13,866	16,610
Total share capital			2,744	13,866	16,610

Notes to the Financial Statements

Group and Bank

Treasury shares

Following the restrictions of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, the Bank possesses no treasury shares.  At a Group level, the treasury shares transactions are conducted by NBG Securities S.A.  As at 31 December 2015, the treasury shares transactions are summarized as follows:

	Group
	No of shares	€ million
At 1 January 2014	397,655	2
Purchases	32,698,747	81
Sales	(33,095,326)	(83)
At 31 December 2014	1,076	—

Purchases	67,825,104	67
Sales	(65,824,717)	(66)
At 31 December 2015	2,001,463	1

NOTE 39:                  Tax effects relating to other comprehensive income / (expense) for the period

Group

	12 month period ended			12 month period ended
	31.12.2015			31.12.2014
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(47)	14	(33)	4	(25)	(21)
Less: Reclassification adjustments included in the income statement	33	(1)	32	(90)	16	(74)
Available-for-sale securities	(14)	13	(1)	(86)	(9)	(95)
Currency translation differences	(568)	—	(568)	212	—	212
Cash flow hedge	48	(10)	38	(60)	12	(48)
Total of items that may be reclassified subsequently to profit or loss	(534)	3	(531)	66	3	69
Items that not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability / asset	25	—	25	(60)	2	(58)
Total of items that will not be reclassified subsequently to profit or loss	25	—	25	(60)	2	(58)
Other comprehensive income / (expense) for the period	(509)	3	(506)	6	5	11

Bank

	12 month period ended			12 month period ended
	31.12.2015			31.12.2014
	Gross	Tax	Net	Gross	Tax	Net

Items that may be reclassified subsequently to profit or loss:
Unrealised gains / (losses) for the period	(11)	—	(11)	(113)	—	(113)
Less: Reclassification adjustments included in the income statement	36	—	36	(15)	—	(15)
Available-for-sale securities	25	—	25	(128)	—	(128)
Total of items that may be reclassified subsequently to profit or loss	25	—	25	(128)	—	(128)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of the net defined benefit liability/asset	18	—	18	(41)	—	(41)
Total of items that will not be reclassified subsequently to profit or loss	18	—	18	(41)	—	(41)
Other comprehensive income / (expense) for the period	43	—	43	(169)	—	(169)

Notes to the Financial Statements

Group and Bank

NOTE 40:                  Reserves & retained earnings

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Statutory reserve	388	392	296	296
Available-for-sale securities reserve	2	12	(60)	(84)
Defined benefit obligations	(145)	(189)	(143)	(161)
Currency translation differences reserve	113	(1,975)	—	—
Other reserves and retained losses	(6,935)	(5,102)	(10,414)	(7,869)
Total	(6,577)	(6,862)	(10,321)	(7,818)

The movement in the available-for-sale securities reserve is as follows:

	Group		Bank
	2015	2014	2015	2014

At 1 January	12	107	(84)	44
Reclassified as held for sale	(9)	—	—	—
Net gains / (losses) from changes in fair value of AFS investments	(34)	(21)	(11)	(113)
Net (gains) / losses transferred to income statement upon disposal	18	(78)	31	(17)
Impairment losses on AFS investments	15	4	4	2
At 31 December	2	12	(60)	(84)

NOTE 41:                  Non controlling interests

	Group
	2015	2014

At 1 January	772	683
(Acquisitions) /disposals	(2)	48
Dividends	(73)	—
Share of net profit of subsidiaries	29	40
Foreign exchange differences	(1)	1
At 31 December	725	772

In 2015, the dividends relates to NBG Pangaea REIC.

In 2014, the (Acquisition)/disposals includes the amount of €44 and relates to the NBG Pangaea REIC share capital increase during 2014, without the participation of NBG and as a consequence the shareholding of NBG was reduced from 34.00% to 32.69%.

NOTE 42:                  Preferred securities

NBG Funding Ltd (“NBG Funding”), a wholly owned subsidiary of the Bank, had issued the following perpetual Non—Cumulative Non-Voting Preferred Securities (the “preferred securities”). At the time of issuance, the preferred securities were guaranteed on a subordinated basis by the Bank. All preferred securities were perpetual. However guarantee was mandatorily converted into ordinary/common shares of the Bank pursuant to Cabinet Act 47/7.12.2015 (see Note 38).

Innovative preferred securities:

€350 million Series A Floating Rate securities issued on 11 July 2003 carrying a preferred dividend rate of three-month Euribor plus 175 bps until 11 July 2013 and three-month Euribor plus 275 bps thereafter, payable quarterly.

GBP 375 million Series E Fixed/Floating Rate securities issued on 8 November 2006 carrying a preferred dividend rate of 6,2889% fixed per annum until 8 November 2016 and thereafter floating of three month Libor plus 208 bps. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Notes to the Financial Statements

Group and Bank

Non- innovative preferred securities:

€350 million Series B Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6.25% the first year and thereafter of the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8% payable semi-annually.

USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities issued on 3 November 2004 carrying a preferred dividend rate of 6.75% the first year and thereafter of the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.5% payable semi-annually.

€230 million Series D Constant Maturity Swap (“CMS”) Linked securities issued on 16 February 2005 carrying a preferred dividend rate of 6% until 16 February 2010 and thereafter of the difference of the 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10% payable annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance Plc, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 31-year maturity. On 27/11/2015 NBG was substituted as issuer for all Eurobonds. Furthermore, pursuant to CA 45/7.12.2015 these Eurobonds were cancelled. For the Bank and for the year 2014, these loans are disclosed in Note 34.

LME offer

The capital plan approved by SSM (see also Note 38: Share capital, share premium and treasury shares), included, among other actions, offerings to eligible holders of debt and capital instruments. In this context, on 1 December 2015, the Bank announced the results of the LME offer which commenced on 2 November 2015 and expired on 1 December 2015 for the buy-back of up to the total amount of the five different series of preferred securities non-cumulative non - voting (hybrid instruments) issued by subsidiary NBG Funding and guaranteed on a subordinated basis by the Bank, in consideration for subscription of new ordinary shares in the share capital increase, as approved on 17 November 2015 by the Extraordinary General Meeting of the Bank’s shareholders.

Mandatory conversion

The remaining preferred securities that were not tendered in the LME Offer, were included in the Burden Sharing. More specifically, as per Art 6a of Greek Law 3864/2010, the Act sets out, inter alia the terms under which: (a) the guarantees written by NBG to the holders of the preferred securities issued by NBG Funding Ltd will be converted to NBGs’ common shares, and (b) the total amounts of the notes (Eurobonds) issued by NBG and held by NBG Funding Ltd will be written down in full due to the above capitalization of the Guarantees. Therefore, according to the Act the contingent liabilities assumed by NBG by providing subordinated guarantees to third parties in connection with the issuance of each of the preferred securities issued by its 100% subsidiary NBG Funding Ltd are converted to new common shares of NBG. The value of the equity shareholding in NBG delivered to the holders of the preferred securities is equivalent to 30% of the par value they hold. As a result the value of the preferred securities on NBG’s Statement of Financial Position has been reduced to nil.

The result of the LME offer and the Burden Sharing Measures were as follows:

Classes	Repurchase Price	Aggregate Outstanding Nominal Amount		Total Nominal Value accepted for the repurchase according to the LME offer		Total Nominal Value that was not in the possession of the Bank after the settlement date and therefore was subjected to the Burden Sharing Measures (1)
		Amounts in million
Series A	30%		€18		€7		€11
Series B	30%		€19		€6		€13
Series C	30%	USD	14	USD	8	USD	6
Series D	30%		€23		€9		€14
Series E	30%	GBP	9	GBP	1	GBP	8

(1) Nominal amount or liquidation preference, as applicable, of the Existing Securities outstanding, excluding (i) Existing Securities previously purchased and held by the Bank or its subsidiaries prior to the launch of the relevant Offer; and (ii) Existing Securities to be purchased by the Bank pursuant to the relevant Offer on the Existing Securities Purchase Date

On 9 December 2015, the Bank announced that the mandatory conversion of the securities not tendered into ordinary shares amounted to €16 million, which was used for the share capital increase by issuing 53,226,411 shares. The gain that resulted from the LME offer and the Burden Sharing Measures amounted to €59 million for the Group and was directly recognized in retained earnings.

The movement of the preferred securities is as follows:

Notes to the Financial Statements

Group and Bank

	Series A	Series E	Series B	Series C	Series D	Total
	Innovative preferred securities		Non- innovative preferred securities

At 1 January 2014	18	10	19	10	23	80
Foreign exchange rate differences	—	1	—	1	—	2
31 December 2014 & 1 January 2015	18	11	19	11	23	82
LME Offer	(7)	(1)	(6)	(7)	(9)	(30)
Burden sharing measures	(11)	(11)	(13)	(5)	(14)	(54)
Foreign exchange rate differences	—	1	—	1	—	2
31 December 2015	—	—	—	—	—	—

NOTE 43:                  Dividends

In accordance with article 1, par. 3 of Law 3723/2008 regarding the Hellenic Republic’s Bank Support Plan, banks participating in the plan are allowed to distribute dividends of up to 35% of distributable profits, in accordance with article 3, par. 1 of Law 148/1967. The Greek State representative in the Board of Directors of the participating banks has a veto right in any decision that relates to dividend distribution.

There were no distributable funds available by the end of 2014. Therefore the Annual Ordinary General Meeting of the Bank’s shareholders held on 19 June 2015 took no decision on dividend distribution.

NOTE 44:                  Cash and cash equivalents

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Cash and balances with central banks	1,769	2,253	675	1,408
Due from banks	1,024	864	574	1,150
Trading securities	848	1,210	848	1,210
Investment securities	551	122	—	—
Total	4,192	4,449	2,097	3,768

Cash and balances with central banks and Due from banks of the Group include €620 million and €175 million, respectively, relating to subsidiaries classified as Held for Sale.

NOTE 45:                  Related party transactions

The nature of the significant transactions entered into by the Group with related parties during the 12-month period ended 31 December 2015 and 31 December 2014 and the significant balances outstanding at 31 December 2015 and 31 December 2014 are presented below.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into transactions with the members of the Board of Directors, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons.

All loans granted to related parties (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectability or present other unfavourable features.

The list of the members of the Board of Directors of the Bank is presented under Note 1.

As at 31 December 2015, loans, deposits/liabilities and letters of guarantee, at Group level, amounted to €100 million, €25 million and €10 million respectively (31 December 2014: €108 million, €16 million and €15 million respectively), whereas the corresponding figures at Bank level amounted to €99 million, €9 million and €3 million (31 December 2014: €107 million, €6 million and €15 million respectively).

Total compensation to related parties amounted to €21 million (31 December 2014: €17 million) for the Group and to €8 million (31 December 2014: €7 million) for the Bank, mainly relating to short-term benefits.

Notes to the Financial Statements

Group and Bank

b. Transactions with subsidiaries, associates and joint ventures

Transactions and balances between the Bank, its subsidiaries, associates and joint ventures are set out in the table below. At a Group level, only transactions and balances with associates and joint ventures are included, as transactions and balances with subsidiaries are eliminated on consolidation.

	Group
	31.12.2015	31.12.2014

Assets	16	16
Liabilities	46	44
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2	2

	12 month period ended
	31.12.2015	31.12.2014

Interest, commission and other income	38	38
Interest, commission and other expense	8	9

	Bank
	31.12.2015			31.12.2014
					As restated

	Subsidiaries	Associates & Joint Ventures	Total	Subsidiaries	Associates & Joint Ventures	Total

Assets	3,341	16	3,357	3,292	16	3,308
Liabilities	751	9	760	2,727	9	2,736
Letters of guarantee, contingent liabilities and other off balance sheet accounts	2,701	3	2,704	3,292	2	3,294

	12 month period ended 31.12.2015			12 month period ended 31.12.2014

Interest, commission and other income	125	1	126	128	1	129
Interest, commission and other expense	145	2	147	206	3	209

c. Transactions with other related parties

The total receivables of both, the Group and the Bank, from the employee benefits related funds as at 31 December 2015 amounted to €781 million (31 December 2014: €674 million).

The total payables of the Group and the Bank to the employee benefits related funds as at 31 December 2015, amounted to €149 million and €73 million respectively (31 December 2014: €142 million and €72 million respectively).

d. Hellenic Financial Stability Fund

Taking into consideration the HFSF Law, the RFA between the Bank and the HFSF, the fact that HFSF holds 40.4% of the Bank’s ordinary shares, of which 38.92% with full voting rights and that HFSF has representation in the Bank’s Board of Directors and other Board Committees of the Bank, HFSF is considered a related party of the Group. Other than the ordinary shares and CoCos issued by the Bank and held by HFSF, no transactions or balances exist with HFSF.

NOTE 46:                  Acquisitions, disposals and other capital transactions

On 1 October 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC, according to the provisions of Company Law 2190/1920 and Law 2166/1993, was completed by virtue of the no. 100279/1.10.2015 announcement issued by the Ministry of Economy, Infrastructure, Shipping and Tourism. The company has been renamed to “NBG Pangaea Real Estate Investment company”, with distinctive title “NBG Pangaea REIC”.

Following the preliminary agreement dated 30 September 2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27 February 2015, acquired, for a consideration of €11 million, 100% of the share capital of the newly established company “PLAZA WEST A.D.”, which owns approximately 9 thousand sq.m. of West Plaza shopping mall in Sofia, Bulgaria. As certain terms of the Agreement were not met by the Seller by 30 September 2015, Pangaea proceeded with the unwinding of the

Notes to the Financial Statements

Group and Bank

acquisition, as provided for in the Agreement, for a total consideration of €12.3 million (i.e. the initial consideration €11 million plus compensation of €1.3 million). The amount of €12.3 million was settled as a deposit to companies, members of the Marinopoulos S.A. Group, within the context of new preliminary contracts, for the acquisition by Pangaea of properties in Bulgaria and Cyprus subject to various terms and conditions being satisfied by the Sellers.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

On 20 March 2014, NBG Pangaea REIC acquired 100% of mutual fund “Picasso—Fondo Comune di Investimento Immobiliare Speculativo di Tipo Chiuso Riservato ad Investitori Qualificati” (Picasso—Closed End Real Estate Investment Fund Reserved to Qualified Investors). Picasso—Fondo owns building offices of a total area of 33 thousand sq.m., which are located in Rome and Milan. The consideration of the acquisition amounted to €38 million of which €37 million was paid in cash and €1 million was recognised as payable. The acquisition was part of NBG Pangaea REIC investment policy and within the normal course of its business in order to increase its presence in the real estate market.

The following table summarises the fair value of assets and liabilities acquired of Picasso—Fondo as of the date of acquisition which is 20 March 2014.

20.03.2014
ASSETS
Due from banks	1
Investment property	76
Other assets	2
Total assets	79

LIABILITIES
Due to banks	38
Other liabilities	2
Total liabilities	40
Net assets	39

Source: Unaudited financial information

On 24 April 2014, the dissolution of our 100% subsidiary, CPT Investments Ltd was completed.

On 24 April 2014 the Bank disposed of its participation (35%) in the associate “AKTOR FACILITY MANAGEMENT S.A.” for a consideration of €1 million.

On 19 June 2014, the Board of Directors of the Bank and Ethniki Kefalaiou S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 31 May 2014. The merger was completed on 23 December 2014 and accounted for at carrying values.

On 12 August 2014, NBG Pangaea REIC purchased 11,654,011 shares in MIG REAL ESTATE REIC (“MIGRE”) which represented 82.81% of MIGRE’s total paid-up share capital and voting rights. The consideration transferred amounted to €33 million which consisted of cash of €12 million and of 3,348,651 new redeemable common shares issued by NBG Pangaea REIC of fair value €21 million. The following table summarises the fair value of assets and liabilities acquired of MIGRE as of the date of acquisition which is 12 August 2014.

12.08.2014
ASSETS
Due from banks	3
Investment property	52
Other assets	2
Total assets	57

LIABILITIES
Debt securities in issue and other borrowed funds	12
Other liabilities	2
Total liabilities	14
Net assets	43
Proportionate share of non controlling interests	7

Source: Unaudited financial information

On 22 October 2014, NBG Pangaea REIC completed its mandatory tender offer (“MTO”) to the shareholders of MIGRE, and acquired 1,951,053 shares (13.86%) of MIGRE’s share capital at 3.10 Euro per share, increasing its stake in MIGRE to 96.67%. Given the fact that upon completion of the MTO NBG Pangaea REIC held shares representing at least 90% of the voting rights of MIGRE, NBG Pangaea REIC was required, pursuant to Article 28 of the Law 3461/2006 in conjunction with the Decision with No. 1/409/29.12.2006 of the Board of Hellenic Capital Market Committee, to acquire all the shares that were offered by the shareholders that did not initially accepted the MTO

Notes to the Financial Statements

Group and Bank

within a period of three months from the publication of the results of the MTO (i.e. until 27.01.2015) at a price of € 3.10 per share (exit right). Following that, the stake in MIGRE increased to 96.94% (stake in MIGRE as of 31.12.2014: 96.90%).

On 23 September 2014 NBG disposed of its 100% subsidiary “ANTHOS PROPERTIES” S.A.

On 26 September 2014 NBG acquired the 5% of the voting common shares of its Turkish bank subsidiary Finansbank A.S. from IFC pursuant to an exercise by IFC of its put option right in accordance with the agreement between NBG and IFC dated 29 March 2007. The total consideration paid amounted to USD 343 million calculated in accordance with the pricing formula set out in the aforementioned agreement.

On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 23 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Bank of Greece.

The movement of the bank’s investments in subsidiaries is presented below:

	Bank
	2015	2014

Balance at the beginning of the period	7,300	8,216
Acquisition of additional interest/ share capital increase in existing subsidiaries	11	20
Transfer from Available For Sale	—	356
Share capital decrease in existing subsidiaries	—	(8)
Disposals	—	(9)
Liquidation	(1)	(1,220)
Mergers and divestments of operations	—	(10)
Impairment charge	(2,183)	(45)
Non-current assets held for sale	(2,266)	—
Balance at the end of the period	2,861	7,300

The impairment charge recognized in 2015 relates mainly to the cost of investment in Finansbank A.S of € 1,687 million, in NBG Finance of € 17 million, in NBG Finance (Dollar) Plc of € 234 million, in NBG Finance (Sterling) Plc of € 97 million,in Mortgage, Touristic PROTYPOS S.A.. of €63 million, in Ethniki Leasing S.A. of  €28 million, in Banca Romaneasca S.A. of €19 million, and in Vojvodjanska Banka  a.d. Novi Sad of €15 million.

The impairment charge recognized in 2014 relates mainly to the cost of investment in NBG Finance of € 19 million, and in Probank Leasing S.A. of €16 million.

Non-current assets held for sale include the acquisition cost of Finansbank A.S. and Finans Leasing. For more information please refer to Note 30.

The acquisition of additional interest / share capital increase in existing subsidiaries include the following:

	Bank
	2015	2014
Acquisition of Ethniki’s Kefalaiou holdings	—	5
Share capital increase of SPEs	8	4
Share capital increase in Anthos Properties S.A.	—	9
Share capital increase in Grand Hotel Summer Palace	—	2
Other	3	—
Total	11	20

NOTE 47:                  Group companies

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2015	31.12.2014	31.12.2015	31.12.2014

NBG Securities S.A.	Greece	2009-2015	100.00%	100.00%	100.00%	100.00%
NBG Asset Management Mutual Funds S.A.	Greece	2009-2015	100.00%	100.00%	98.10%	98.10%
Ethniki Leasing S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Property Services S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Bancassurance S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Innovative Ventures S.A. (I-Ven)(2)	Greece	2005-2015	100.00%	100.00%	—	—

Notes to the Financial Statements

Group and Bank

		Tax years	Group		Bank
Subsidiaries	Country	unaudited	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Ethniki Hellenic General Insurance S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Audatex Hellas S.A.(2)	Greece	2010-2015	70.00%	70.00%	—	—
National Insurance Brokers S.A.	Greece	2010-2015	95.00%	95.00%	—	—
ASTIR Palace Vouliagmenis S.A. (3)	Greece	2006-2015	85.35%	85.35%	85.35%	85.35%
ASTIR Marina Vouliagmenis S.A.(3)	Greece	2013-2015	85.35%	85.35%	—	—
Grand Hotel Summer Palace S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Training Center S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
KADMOS S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
DIONYSOS S.A.	Greece	2010-2015	99.91%	99.91%	99.91%	99.91%
EKTENEPOL Construction Company S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Hellenic Touristic Constructions S.A.	Greece	2010-2015	77.76%	77.76%	77.76%	77.76%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
Ethniki Factors S.A.	Greece	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Pangaea REIC	Greece	2010-2015	32.66%	32.69%	32.66%	32.69%
Karela S.A.	Greece	2010-2015	32.66%	32.69%	—	—
MIG Real Estate REIC	Greece	—	—	31.68%	—	—
FB Insurance Agency Inc (2)	Greece	2012-2015	99.00%	99.00%	99.00%	99.00%
Probank M.F.M.C	Greece	2010-2015	100.00%	100.00%	95.00%	95.00%
Profinance S.A.(2)	Greece	2010-2015	100.00%	100.00%	99.90%	99.90%
Probank Leasing S.A.	Greece	2014-2015	84.71%	84.71%	84.52%	84.52%
NBG Insurance Brokers S.A.	Greece	2010-2015	99.98%	99.98%	99.90%	99.90%
Finansbank A.S. (3)	Turkey	2010-2015	99.81%	99.81%	82.23%	82.23%
Finans Finansal Kiralama A.S. (Finans Leasing) (3)	Turkey	2010-2015	98.78%	98.78%	29.87%	29.87%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (3)	Turkey	2010-2015	99.81%	99.81%	0.20%	0.20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (3)	Turkey	2010-2015	99.81%	99.81%	0.02%	0.02%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (1)	Turkey	—	—	81.28%	—	5.30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (3)	Turkey	2010-2015	99.81%	99.81%	—	—
Finans Faktoring Hizmetleri A.S. (Finans Factoring) (3)	Turkey	2010-2015	99.81%	99.81%	—	—
E-Finans Elektronik Ticaret Ve Bilisim Hizmetleri A.S. (E-Finance) (3)	Turkey	2013-2015	50.90%	50.90%	—	—
PSA Finansman A.S.(3)	Turkey	2010-2015	99.81%	—	—	—
NBG Malta Holdings Ltd	Malta	2006-2015	100.00%	100.00%	—	—
NBG Bank Malta Ltd	Malta	2005-2015	100.00%	100.00%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2014-2015	99.91%	99.91%	99.91%	99.91%
UBB Asset Management Inc.	Bulgaria	2010-2015	99.92%	99.92%	—	—
UBB Insurance Broker A.D.	Bulgaria	2010-2015	99.93%	99.93%	—	—
UBB Factoring E.O.O.D.	Bulgaria	2010-2015	99.91%	99.91%	—	—
Interlease E.A.D., Sofia	Bulgaria	2010-2015	100.00%	100.00%	100.00%	100.00%
Interlease Auto E.A.D.	Bulgaria	2010-2015	100.00%	100.00%	—	—
Hotel Perun — Bansko E.O.O.D.	Bulgaria	2012-2015	100.00%	100.00%	—	—
ARC Management Two EAD (Special Purpose Entity)	Bulgaria	2013-2015	100.00%	100.00%	—	—
NBG Securities Romania S.A.(4)	Romania	2009-2015	100.00%	100.00%	73.12%	73.12%
Banca Romaneasca S.A.	Romania	2009-2015	99.28%	99.28%	99.28%	99.28%
NBG Leasing IFN S.A.	Romania	2015	99.33%	99.33%	6.43%	6.43%
S.C. Garanta Asigurari S.A.	Romania	2003-2015	94.96%	94.96%	—	—
ARC Management One SRL (Special Purpose Entity)	Romania	2013-2015	100.00%	100.00%	—	—
Egnatia Properties S.A.	Romania	2011-2015	32.66%	31.67%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2010-2015	100.00%	100.00%	100.00%	100.00%
NBG Leasing d.o.o. Belgrade	Serbia	2004-2015	100.00%	100.00%	100.00%	100.00%
NBG Services d.o.o. Belgrade	Serbia	2009-2015	100.00%	100.00%	—	—
Stopanska Banka A.D.-Skopje	F.Y.R.O.M.	2014-2015	94.64%	94.64%	94.64%	94.64%
NBG Greek Fund Ltd	Cyprus	2009-2015	100.00%	100.00%	100.00%	100.00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006 & 2008-2015	100.00%	100.00%	100.00%	100.00%
National Securities Co (Cyprus) Ltd (2)	Cyprus	—	100.00%	100.00%	—	—
NBG Management Services Ltd	Cyprus	2010-2015	100.00%	100.00%	100.00%	100.00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2011-2015	100.00%	100.00%	—	—
National Insurance Agents & Consultants Ltd	Cyprus	2008-2015	100.00%	100.00%	—	—
Quadratix Ltd	Cyprus	—	32.66%	—	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2015	99.79%	99.79%	76.21%	76.21%
NBG Asset Management Luxemburg S.A.	Luxembourg	2010-2015	100.00%	100.00%	94.67%	94.67%
NBG International Ltd	U.K.	2004-2015	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Ltd	U.K.	2004-2015	100.00%	100.00%	—	—
NBG Finance Plc	U.K.	2004-2015	100.00%	100.00%	100.00%	100.00%
NBG Finance (Dollar) Plc	U.K.	2008-2015	100.00%	100.00%	100.00%	100.00%
NBG Finance (Sterling) Plc	U.K.	2008-2015	100.00%	100.00%	100.00%	100.00%
NBG Funding Ltd	U.K.	—	100.00%	100.00%	100.00%	100.00%
NBGI Private Equity Funds(3)	U.K.	2004-2015	100.00%	100.00%	—	—
Revolver APC Limited (Special Purpose Entity) (2)	U.K.	2014-2015	—	—	—	—
Revolver 2008-1 Plc (Special Purpose Entity) (2)	U.K.	2014-2015	—	—	—	—
Titlos Plc (Special Purpose Entity)	U.K.	2014-2015	—	—	—	—
Spiti Plc (Special Purpose Entity)	U.K.	2014-2015	—	—	—	—
Autokinito Plc (Special Purpose Entity)	U.K.	2014-2015	—	—	—	—
Agorazo Plc (Special Purpose Entity)	U.K.	2014-2015	—	—	—	—
NBGI Private Equity S.A.S.	France	2008-2015	100.00%	100.00%	—	—
NBG International Holdings B.V.	The Netherlands	2014-2015	100.00%	100.00%	100.00%	100.00%
Nash S.r.L.	Italy	2011-2015	32.66%	32.69%	—	—
Fondo Picasso	Italy	2011-2015	32.66%	32.69%	—	—
Banka NBG Albania Sh.a.	Albania	2013-2015	100.00%	100.00%	100.00%	100.00%

(1) Company liquidated in December 2015
(2) Companies under liquidation.

(3) ASTIR Palace Vouliagmenis S.A., ASTIR Marina Vouliagmenis S.A. ,NBGI Private Equity Funds and Finansbank A.S. and it’s subsidiaries have been reclassified to Non-current assets held for sale (see Note 30).

(4) Company liquidated in January 2016

Notes to the Financial Statements

Group and Bank

The table below provides details of the significant subsidiaries of the Group:

		Voting power held by the Group
Name of subsidiary	Principal Activity	31.12.2015	31.12.2014
NBG Securities S.A.	Brokerage services	100.00%	100.00%
Ethniki Leasing S.A.	Leasing	100.00%	100.00%
Ethniki Factors	Factoring services	100.00%	100.00%
Ethniki Hellenic General Insurance S.A.	Insurance services	100.00%	100.00%
NBG Pangaea REIC	Real Estate Investment	32.66%	32.69%
Finansbank A.S.	Financial Services	99.81%	99.81%
Finans Leasing A.S.	Leasing	98.91%	98.91%
National Bank of Greece ( Cyprus) Ltd.	Credit Institution	100.00%	100.00%
Stopanska Banka A.D. - Skopje	Credit Institution	94.64%	94.64%
United Bulgarian Bank A.D. - Sofia	Credit Institution	99.91%	99.91%
Interlease E.A.D. Sofia	Leasing	100.00%	100.00%
Banca Romaneasca S.A.	Credit Institution	99.28%	99.28%
Vojvodjanska Banka a.d. Novi Sad	Credit Institution	100.00%	100.00%
NBG Bank Malta Ltd	Credit Institution	100.00%	100.00%
The South African Bank of Athens Ltd (S.A.B.A.)	Credit Institution	99.79%	99.79%
Banka NBG Albania Sh.a.	Credit Institution	100.00%	100.00%

The table below provides details of non-wholly -owned subsidiaries of the Group that have material non-controlling interests:

	Place of incorporation	Proportion of ownership interest and voting rights held by non-controlling interests		Total comprehensive income allocated to non-controlling interests		Accumulated non-controlling interests
Name of subsidiary	and operation	31.12.2015	31.12.2014	31.12.2015	31.12.2014	31.12.2015	31.12.2014
NBG Pangaea REIC	Greece	67.34%	67.31%	33	41	677	718
Individually immaterial subsidiaries with non-controlling interests	—	—	—	(3)	1	48	54
Total				30	42	725	772

PANGAEA REIC is a subsidiary of the NBG Group although the Group owns a 32.66% ownership interest. Based on the contractual arrangements between the Group and the majority shareholder, the Group has the power to appoint and remove the majority of the members of board of directors and of the investment committee of PANGAEA REIC, which have the power to direct the relevant activities of PANGAEA REIC. Therefore, the management of NBG concluded that the Group has the practical ability to direct the relevant activities of PANGAEA REIC unilaterally and hence the group has control over PANGAEA REIC.

During 2015 the non controlling Interest of PANGAEA increased from 67.31% to 67.34% due to the absorption of PANGAEA by. MIG REAL ESTATE (subsidiary in which PANGAEA held the 96.94%). The company was renamed to NBG Pangaea Real Estate Investment Company (see Note 46).

During 2014 Pangaea REIC increased its share capital without the participation of NBG and as a consequence the shareholding of NBG was reduced from 34.00% to 32.69%. As a result of the deemed disposal of 1.31% of the participation of PANGAEA, the Group recognized directly in equity a gain of €2 million.

On 20 August 2014 Pangaea REIC issued corporate bonds of nominal amount of €238 million. The issuance was financed by international investors through two unconsolidated structured entities which were established for the purpose of the above transaction. The bond loan is secured on investment properties. The proceeds of the issued bonds are included in the line of Liabilities “Debt securities in issue”.

Summarized financial of PANGAEA REIC that has material non-controlling interests is set out below. The summarized financial information below represents amount before intragroup eliminations.

Summarised statement of financial position	31.12.2015	31.12.2014
Due from banks	90	126
Investment property	646	557
Property, plant & equipment	635	662
Other assets	53	93
Total assets	1,424	1,438
Derivative financial instruments	3	3
Debt securities in issue & other borrowed funds	397	333
Other liabilities	22	40
Total liabilities	422	376
Equity attributable to owners of the Company	1,002	1,061
Non-controlling interests	—	1

Notes to the Financial Statements

Group and Bank

Summarised statement of comprehensive income	31.12.2015	31.12.2014
Net interest income	(19)	(6)
Net other operating income	69	70
Income tax expense	(1)	(1)
Profit for the year	49	63
Other comprehensive income for the year	—	—
Total comprehensive income attributable to owners of the Company	49	63
Total comprehensive income attributable to the non-controlling interest	—	—

Dividends paid to non-controlling interests	—	—

Summarised cash flow statement	31.12.2015	31.12.2014
Net cash inflow/(outflow) from operating activities	42	22
Net cash inflow/(outflow) from investing activities	(85)	(283)
Net cash inflow/(outflow) from financing activities	8	228
Net cash inflow/(outflow)	(35)	(33)

NOTE 48:                  Independent auditor’s fees

Deloitte Hadjipavlou Sofianos & Cambanis S.A. has served as our principal independent public accountant for the years ended 31 December 2015 and 2014. The following table presents the aggregate fees for professional audit services and other services rendered by the Group’s principal accounting firm Deloitte Hadjipavlou Sofianos & Cambanis S.A., which is a member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), other member firms of DTTL and their respective affiliates (collectively, “Deloitte.”).

	Group		Bank
	2015	2014	2015	2014
Audit fees	6	6	3	3
Audit-related fees	1	2	1	1
Total	7	8	4	4

NOTE 49:                  Restructuring Plan

The Group is subject to European Commission rules on EU state aid in light of the aid received from the HFSF and the Hellenic Republic. These rules are administered by the Directorate General for the Competition of the European Commission. Under these rules, the Bank’s operations are monitored and limited to the operations approved in the 2015 Revised Restructuring Plan, which aims to ensure the Bank’s return to long-term viability.

On 4 December 2015, the European Commission approved the additional State Aid of €2,705 million to National Bank of Greece under EU state aid rules (see Note 38), on the basis of a Revised Restructuring Plan (2015 Restructuring Plan).

The 2015 Restructuring Plan includes a number of commitments to implement certain measures and actions that have to be completed during the period 2015-2018 (the “Commitments”). The Commitments relate both to domestic and foreign operations of the Group.

For the domestic operations, the Commitments relate to constraining operating expenses, including the number of personnel and branches. Other Commitments relate to monitoring the cost of deposits in Greece, maintaining a level of loans-to-deposits ratio below a maximum ratio, adhering to an investment policy and the divestment from certain domestic non-banking activities.

In particular, the Commitments relate to the following:

i.                  Number of branches in Greece: Restriction of the total number of branches in Greece to 540 at the end of 2017 (as of 31 December 2015: 526).

ii.               Total Full time equivalent personnel (“FTEs”) in Greece: Restriction of the total number of FTEs in Greece to a maximum of 10,250 at the end of 2017 and 9,950 at the end of 2018. It should be noted that the Group has proceeded to a significant reduction of FTEs in Greece, including the voluntary retirement program in 2013, through which approximately 2,500 employees left the Bank. As of 31 December 2015, the domestic FTEs were 12,019.

iii.            Total operating costs in Greece: Restriction of total operating costs in Greece to €961 million for the year 2017 (2015: €1,030 million).

Notes to the Financial Statements

Group and Bank

iv.           Cost of deposits in Greece: NBG will have to follow its own projections with regards to the cost of domestic deposits, as this is depicted in the Revised Restructuring Plan, in order to regain its profitability in Greece. NBG has already achieved the reduction of its cost of deposits in Greece in line with forecasts in the Restructuring Plan.

v.              Loans/Deposits: Restriction of the Loan/Deposit ratio in Greece at a maximum of 115% at the end of 2018 (as of 31 December 2015: 90.1%).

vi.           Domestic non-banking activities: NBG will divest from certain domestic non-banking activities.

vii.        Reduction of securities portfolio: NBG will reduce its investments in shares, subordinated debt and hybrid securities.

viii.     Disposal of Private Equity Funds: NBG will proceed with the sale of its Private Equity Funds. The SPA has been signed while the closing of the transaction is expected to close by the first half of 2016.

Regarding its international operations, NBG’s Commitments mainly refer to the below:

i.                  Divestment from international operations: NBG will reduce its international activities, by disposing certain subsidiaries and branches. This process is at an initial stage.

ii.               Sale of Finansbank. NBG will proceed with the sale of 100% of its shareholding in Finansbank. The SPA has been signed while the closing of the transaction is expected by the first half of 2016. Following the closing, NBG will proceed to repay the CoCos, subject to regulatory approval.

Other Commitments refer to the following:

i.                  Investment policy: NBG will not invest in non-investment grade securities, except for specific cases.

ii.               Salary cap: Restriction of the total annual remuneration (including salary, pension contribution and bonus) of any of NBG’s employees to a certain amount.

iii.            Prolongation of Commitments: NBG will continue to implement the Commitments on Corporate Governance and Commercial Operations, as submitted by the Hellenic Republic on 20 November 2012, until the end of the Restructuring period.

The implementation of the commitments set out in the 2015 Restructuring Plan is monitored by the Monitoring Trustee.

NOTE 50:                  Events after the reporting period

Greek Law 4370/2016 was voted by the Greek Parliament on 7 March 2016, which incorporates into Greek Law Directive 2014/49/EU of 16 April 2014 governing deposit guarantee schemes and replaces the provisions of Law 3746/2009. The new Law retains the coverage limit of € 100 thousand per depositor per institution and the target level of the available funds held by HDIGF’s Deposit Leg is set to at least 0.8% of guaranteed deposits by 3 July 2024.

As of 1 January 2016 Law 4364/2016 on insurance undertakings is in force (published in the Government Gazette on 5 February 2016). The new Law replaces the previous Law 400/1970 on insurance undertakings and brings into force the requirements of the Solvency II Directive 2009/138/EC.

Further post balance sheet events are disclosed in Note 30.

Notes to the Financial Statements

Group and Bank

NOTE 51:                  Disclosures of Law 4261/2014 Art. 82

Law 4261/5.5.2014 article 82, which incorporated into Greek legislation the article 90 of Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013, established the requirement to disclose the total return on assets. This ratio for the Group and the Bank for the year ended 31 December 2015 amounted to -3.7% and -5.7%, respectively (2014: 0.1% and -0.5% respectively).

NOTE 52:                  Restatements of items in the financial statements

During the current period the Group modified the manner in which certain insurance assets and insurance liabilities are presented. In prior periods, such assets and liabilities were presented separately on the Group’s statement of financial position, while in the current period the insurance liabilities, which are fully backed by corresponding deposits of the Insurance subsidiary with the Bank have been offset. Accordingly, the Group’s statement of financial position as at 31 December 2014 was restated as follows:

Statement of Financial Position

	Group
		31.12.2014
	As restated	As previously reported	Restatements
Insurance related assets and receivables	596	848	(252)
Total assets	115,212	115,464	(252)

Insurance related reserves and liabilities	2,280	2,532	(252)
Total liabilities	104,746	104,998	(252)
Total equity and liabilities	115,212	115,464	(252)

Summary financial data

Group and Bank

National Bank of Greece S.A.

FINANCIAL DATA AND INFORMATION FOR THE PERIOD FROM 1 JANUARY 2015 TO 31 DECEMBER 2015
(Published in accordance with article 135 of Law 2190/1920, for enterprises preparing annual stand-alone and consolidated financial statements in accordance with IFRS) (amounts in milion EURO)

Company Information
Headquarters:	86, Eolou Str., 102 32 Athens
Register Numbers of S.A.:	6062/06/B/86/01
Supervising Prefecture:	Athens Prefecture
Date of approval of Financial Statements by BoD:	14 March 2016
Certified Public Accountant - Auditor:	Alexandra B. Kostara (RN SOEL 19981)
Audit Firm:	Deloitte, Hadjipavlou Sofianos & Cambanis S.A.
Assurance & Advisory Services
Independent Auditor’s Report:	Unqualified opinion - Emphasis of matter
Issue date of Auditor’s report:	17 March 2016
Website:	www.nbg.gr

Statement of Financial Position (Consolidated and Standalone)

	Group		Bank
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
ASSETS
Cash and balances with central banks	2,208	5,837	1,130	1,870
Due from banks (net)	2,799	3,324	2,927	3,790
Financial assets at fair value through profit or loss	2,486	2,408	2,126	2,049
Derivative financial instruments	3,895	5,943	3,892	4,796
Loans and advances to customers (net)	45,375	68,109	39,750	43,531
Available for sale investment securities	2,634	4,775	245	778
Held to maturity investment securities	233	1,553	136	961
Loans and receivables investment securities	13,250	10,387	13,076	10,117
Investment property	869	912	6	6
Investments in subsidiaries	—	—	2,861	7,300
Equity method investments	16	141	7	10
Goodwill, software & other intangible assets	147	1,756	113	119
Property & equipment	1,325	2,109	249	260
Deferred tax assets	5,096	4,024	4,906	3,855
Insurance related assets and receivables	601	596	—	—
Current income tax advance	579	522	545	481
Other assets	1,952	2,591	1,606	1,768
Non-current assets held for sale	27,767	225	3,556	255
Total assets	111,232	115,212	77,131	81,946

LIABILITIES
Due to banks	25,166	22,226	25,240	20,481
Derivative financial instruments	4,638	6,258	4,635	5,706
Due to customers	42,959	64,929	36,868	44,130
Debt securities in issue	1,106	3,940	826	872
Other borrowed funds	146	2,051	—	871
Insurance related reserves and liabilities	2,226	2,280	—	—
Deferred tax liabilities	9	44	—	—
Retirement benefit obligations	273	337	258	270
Current income tax liabilities	10	75	—	—
Other liabilities	1,232	2,599	989	963
Liabilities associated with non-current assets held for sale	23,643	7	—	—
Total liabilities	101,408	104,746	68,816	73,293

SHAREHOLDERS’ EQUITY
Share capital	2,744	2,414	2,744	2,414
Share premium account	13,866	14,060	13,863	14,057
Less: treasury shares	(1)	—	—	—
Reserves and retained earnings	(6,577)	(6,862)	(10,321)	(7,818)
Amounts recognised directly in equity relating to non-current assets held for sale	(2,962)	—	—	—
Contingently convertible bonds	2,029	—	2,029	—
Equity attributable to NBG shareholders	9,099	9,612	8,315	8,653

Non-controlling interests	725	772	—	—
Preferred securities	—	82	—	—
Total equity	9,824	10,466	8,315	8,653

Total equity and liabilities	111,232	115,212	77,131	81,946

Statement of Changes in Equity (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Balance at beginning of period	10,466	7,874	8,653	6,383
Changes during the period:
Total comprehensive income / (expense), net of tax	(4,704)	117	(4,497)	(551)
Share capital increase	2,130	2,426	2,130	2,426
Dividends declared	—	—	—	—
(Purchases) / disposals of treasury shares	(1)	2	—	—
Other changes	1,933	47	2,029	395
Balance at end of period	9,824	10,466	8,315	8,653

The financial data and information listed below, derive from the financial statements and aim to a general information about the financial position and results of National Bank of Greece and NBG Group. We therefore recommend the reader, prior to making any investment decision or other transaction concerning the Bank, to visit the Bank’s web site (www.nbg.gr), where the set of financial statements is posted, as well as the auditor’s report.

The Board of Directors
Loukia-Tarsitsa P. Katseli	Non-Executive Member - Chairman of the BoD
Leonidas E. Fragkiadakis	Executive Member - Chief Executive Officer
Dimitrios G. Dimopoulos	Executive Member - Deputy Chief Executive Officer
Paul K. Mylonas	Executive Member - Deputy Chief Executive Officer
Stavros A. Koukos	Non-Executive Member
Efthymios C. Katsikas	Non-Executive Member
Petros K. Sabatacakis	Independent Non-Executive Member
Dimitrios N. Afendoulis	Independent Non-Executive Member
Spyridon J. Theodoropoulos	Independent Non-Executive Member
Aggeliki J. Skandaliari	Greek State representative
Charalampos A. Makkas	Hellenic Financial Stability Fund representative

Statement of Comprehensive Income (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2015	31.12.2014	31.12.2015	31.12.2014

Interest and similar income	2,559	2,902	2,118	2,355
Interest expense and similar charges	(654)	(904)	(601)	(770)
Net interest income	1,905	1,998	1,517	1,585

Fee and commission income	349	372	223	242
Fee and commission expense	(256)	(233)	(242)	(219)
Net fee and commission income / (expense)	93	139	(19)	23

Earned premia net of reinsurance	469	519	—	—
Net claims incurred	(381)	(433)	—	—
Earned premia net of claims and commissions	88	86	—	—

Net trading income / (loss) and results from investment securities	(64)	(187)	(3)	(222)
Net other income / (expense)	(50)	28	(65)	(63)
Total income	1,972	2,064	1,430	1,323

Personnel expenses	(802)	(816)	(590)	(588)
General, administrative and other operating expenses	(378)	(409)	(279)	(334)
Deprec. & amortis. on properties, equipment, software & other intang. assets	(121)	(125)	(70)	(78)
Amortis. & write offs of intang. assets recognised on business combinations	—	(4)	—	—
Finance charge on put options of non-controlling interests	—	(3)	—	(3)
Credit provisions and other impairment charges	(4,263)	(2,523)	(4,344)	(2,370)
Share of profit of equity method investments	3	1	—	—
Profit/(loss) before tax	(3,589)	(1,815)	(3,853)	(2,050)
Tax benefit / (expense)	997	1,606	1,007	1,668
Profit / (loss) for the period, net of tax (A)	(2,592)	(209)	(2,846)	(382)

Διακοπείσες δραστηριότητες	(1,606)	315	(1,694)	—
Κέρδη/(ζημίες) από διακοπείσες δραστηριότητες	(4,198)	106	(4,540)	(382)

Attributable to:
Non-controlling interests	29	40	—	—
NBG equity shareholders	(4,227)	66	(4,540)	(382)

Other comprehensive income/(expense), net of tax (B)	(506)	11	43	(169)
Total comprehensive income/(expense), net of tax (A+B)	(4,704)	117	(4,497)	(551)

Attributable to:
Non-controlling interests	30	42	—	—
NBG equity shareholders	(4,734)	75	(4,497)	(551)

Earnings/(losses) per share (Euro) - Basic from continuing operations:	€(1.9011)	€(1.1958)	€(2.2618)	€(1.8343)
Earnings/(losses) per share (Euro) - Diluted from continuing operations:	€(0.1732)	€(1.1958)	€(0.2061)	€(1.8343)
Earnings/(losses) per share (Euro) - Basic from continuing and discontinuing operations:	€(3.9434)	€0.3170	€(4.4156)	€(1.8343)
Earnings/(losses) per share (Euro) - Diluted from continuing and discontinuing operations:	€(0.3592)	€0.3170	€(0.4023)	€(1.8343)

Statement of Cash Flows (Consolidated and Standalone)

	Group		Bank
	From 1.1 to		From 1.1 to
	31.12.2015	31.12.2014	31.12.2015	31.12.2014
Net cash flows from / (used in):
Operating activities	(845)	(4,544)	(2,699)	(4,238)
Investing activities	428	693	265	1,543
Financing activities	214	3,995	731	2,930
Net increase / (decrease) in cash and cash equivalents in the period	(203)	144	(1,703)	235
Effect of foreign exchange rate changes on cash and cash equivalents	(54)	50	32	35
Total cash inflows / (outflows) for the period	(257)	194	(1,671)	270
Cash and cash equivalents at beginning of period	4,449	4,255	3,768	3,498
Cash and cash equivalents at end of period	4,192	4,449	2,097	3,768

Notes

1) The Auditor’s Report includes emphasis of matter in which they draw attention to the disclosures made in Note 2.2. “Going concern” of the separate and consolidated financial statements which refer to the material uncertainties associated with the current economic conditions in Greece and the ongoing developments, that affect the banking sector and in particular its liquidity. Management concluded that the Bank is going concern after considering (a) its current access to the Eurosystem facilities, (b) agreement reached between the Institutions and the Hellenic republic in July/August 2015, (c) the Bank’s and the Group’s CET1 ratio of 31 December 2015 and (d) the expected positive impact on the Bank’s and the Group’s CET1 ratio from the remaining actions included in the Capital Plan, and in particular the completion of the disposal of Finansbank, expected by 30 June 2016.

2) The principal accounting policies that have been adopted are in accordance with the requirements of International Financial Reporting Standards (“IFRS”) and are the same with those applied in the 2014 financial statements. Details are included in Note 2 of the annual financial statements as of 31.12.2015.

3) The Bank has been audited by the tax authorities up to and including the year 2010. Tax audit for the years 2009 and 2010 was finalized by the Greek Tax Authorities on 4 February 2015. According to the tax assessment notice received on 11 March 2015, an additional tax of €36 million was levied to the Bank of which amount of €27 million was paid while the remaining amount of €9 million was permanently waived by the tax authorities. For the subsidiaries and associates regarding unaudited tax years refer to Notes 47 and 24 respectively.

4) Cases under litigation or in arbitration as well as pending cases before the Courts or Arbitration Courts are not expected to have a material adverse effect on the financial position or operations of the Bank and the Group. As of 31.12.2015, the provisions recognized by the Group and the Bank, amounted to: a) for cases under litigation €62 million and €41 million respectively, and b) for other risks €10 million and €3 million respectively.

5) The number of Group and Bank employees as of 31.12.2015 was 33,975, (of which 14,141 relates to Finansbank personnel and 10,723 respectively (31.12.2014: 34,129 and 10,205 respectively).

6) Related party transactions and balances as defined in IAS 24 are analyzed as follows: assets, liabilities, interest, commission and other income, interest, commission and other expense and off-balance sheet items with associated companies and joint ventures of the Group, as of 31.12.2015, amounted to €16 million, €46 million, €38 million, €8 million and €2 million respectively. The corresponding balances and transactions with subsidiaries, associated companies and joint ventures of the Bank as of 31.12.2015 were €3,357 million, €760 million, €126 million, €147 million and €2,704 million. Loans, deposits, letters of guarantee and total compensation of the members of the Board of Directors of the Bank, the General Managers and the members of the Executive Committees of the Bank, the key management of other Group companies, as well as the close members of family and entities controlled or jointly controlled by those persons amounted, as of 31.12.2015, to €100 million, €25 million, €10 million and €21 million respectively and for the Bank alone the corresponding amounts amounted to €99 million, €9 million, €3 million and €8 million. The total receivables of the Group and the Bank from the employee benefits related funds as of 31.12.2015, amounted to €781 million. The total payables of the Group and the Bank to the employee benefits related funds as of 31.12.2015, amounted to €149 million and €73 million respectively.

7) Acquisitions, disposals & other capital transactions:

(a) On 11 December 2014, the Board of Directors of the Bank and Ethnodata S.A., a wholly owned subsidiary of the Bank, agreed the merger of the two companies through absorption of the latter by the Bank.  The merger date was agreed to be 30 November 2014 and accounted for at carrying values. On 30 March 2015 the merger between the Bank and Ethnodata S.A. was approved by the Ministry of Development.

(b) On 1 October 2015, the merger by absorption of the company NBG Pangaea REIC by the company MIG Real Estate REIC. The company has been renamed to “NBG Pangaea Real Estate Investment company”, with distinctive title “NBG Pangaea REIC”.

(c) Following the preliminary agreement dated 30.9.2014 with “Sterling Properties Bulgaria EOOD”, member of Marinopoulos S.A. Group, the NBG Pangaea REIC, on 27.2.2015, acquired the 100% of the share capital of the newly established company “PLAZA WEST A.D.” in Bulgaria. The acquisition price amounted to €11 million paid in cash, as determined by an independent appraiser. As certain terms of the Agreement were not met by the Seller by 30.09.2015, Pangaea proceeded with the unwinding of the acquisition.

Details for the above transactions are included in Note 46 of the annual financial statements as of 31.12.2015.

(d) On 3 November 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in Finansbank. On 21 December 2015, the Bank’s Board of Directors approved the sale to Qatar National Bank (“QNB”) of NBG Group’s 99.81% stake in Finansbank A.S. together with NBG’s 29.87% direct stake in Finans Leasing. Furthermore, on 18 January 2016, the Extraordinary General Meeting of the Bank approved the transaction. The agreed consideration for the transaction amounts to €2,750 million. The closing of the transaction is subject to customary regulatory and corporate approvals and is expected within the first semester of 2016. As a result, the investment in Finansbank qualifies to be classified as a disposal group held for sale on 3 November 2015. Furthermore, Finansbank meets the definition of a discontinued operation because it is a major line of business as defined in IFRS.

(e) On 21 December 2015, the Bank’s Board of Directors approved the plan to proceed with the disposal of its entire stake in eleven Limited Partnerships (“the Funds”) located in UK and held directly or indirectly by NBG and managed by NBGI PE Limited. On 2 February 2016 the Bank entered into a definitive agreement to sell the 100% of its interests in Funds to funds managed by Deutsche Bank Private Equity and Goldman Sachs Asset Management. The agreed consideration for the transaction amounts to €288 million.

Details for the above transactions are included in Note 30 of the annual financial statements as of 31.12.2015.

8) Included in Notes 47 and 24 of the annual financial statements as of 31.12.2015, are the group companies consolidated, their country of residence, the direct or indirect participation of the Bank in their share capital and the consolidation method applied for each such company. For the period 1.1.- 31.12.2015 the following changes occurred in the Groups’ structure in relation to the corresponding period of the previous year:

(a) Fully consolidated: From 31.12.2015 our indirect 99.81% subsidiaries PSA Finansman A.S. and 32.66% Quadratix Ltd are included in the financial statements for the first time while Finans Investment Trust is no longer included in the financial statements due to its liquidation. Furthermore MIG Real Estate REIC is merged with NBG Pangaea REIC.

(b) Equity method investments: From 24 April 2014 It is not included the 35% equity method investment “AKTOR FACILITY MANAGEMENT S.A.” due to its disposal and from 31 December 2014 the 59.97% equity method investment UBB-AIG Insurance Company AD has been reclassified to Non-current assets held for sale.

(c) There are no entities of the Group exempted from the annual statements as of 31.12.2015.

(d) There have been no changes in the method of consolidation since the previous annual financial statements.

9) “Other comprehensive income for the period, net of tax”, of the Group, in the current period, is comprised of €(1) million relating to the movement of available for sale investments reserve, €(568) million relating to currency translation differences,  €38 million relating to net cash flow hedge and €25 million relating to the remeasurement of the net defined benefit liability.

The corresponding amounts for the Bank are comprised of €25 million relating to the movement of available for sale investments reserve, nil for the currency translation differences and net cash flow hedge and €18 million relating to the remeasurement of the net defined benefit liability.

10) As of 31.12.2015, the Group held 2,001,463 treasury shares with acquisition cost of € 1 million approximately, while the Bank did not hold any treasury shares.

11) Other events:

According to article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as the article 4.1.2 of the Charter of the Athens Exchange (“ATHEX”) and the decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby notified that

The Bank’s Board of Directors in its meeting on 09.12.2015 certified that from the Bank’s share capital increase with abolition of pre-emptive rights to existing shareholders in cash through the international process outside Greece to institutional and other eligible investors, the public offer in Greece and the participants in the liability management exercise and in kind through the mandatory conversion of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015 and the ESM bonds subscription by HFSF, in accordance with the resolutions of the Extraordinary General Meeting of the Bank’s shareholders held on 17 November 2015, 7,307,907,231 new ordinary registered shares with voting rights were issued and the capital raised amounted to €2,192,372,169.30.

In addition, due to the issuance of Cabinet Act no 45/7.12.2015 all of the Bank’s preference shares were mandatorily converted (in accordance with the relevant provisions of article 6a of Greek law 3864/2010) to 1,603,700,987 common shares of the Bank. As a result the total number of new ordinary shares issued by the Bank amounts to 8,911,608,218.

In addition, the Bank issued contingent convertible securities (“CoCos”) in the name of HFSF for the amount of €2,029 million by issuing of 20,292 Cocos of 100,000 Euro each. In return for the shares and Cocos received, HFSF contributed to NBG bonds issued by ESM.

Details for the above transactions are included in Note 38 of the annual financial statements as of 31.12.2015.

14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA - TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

Report on use of funds raised

NATIONAL BANK OF GREECE S.A.

Reg. No 6062/06/B/86/01

Headquarters: Eolou 86 Street, GR 10232 Athens

REPORT ON USE OF FUNDS RAISED FROM THE BANK’S SHARE CAPITAL INCREASE WITH ABOLITION OF PREEMPTIVE RIGHTS TO EXISTING SHAREHOLDERS THROUGH THE ISSUANCE OF NEW ORDINARY SHARES WITH VOTING RIGHTS BY PAYMENT IN CASH THROUGH THE INTERNATIONAL PROCESS OUTSIDE GREECE TO INSTITUTIONAL AND OTHER ELIGIBLE INVESTORS, THE PUBLIC OFFER IN GREECE, THE PARTICIPANTS IN THE LIABILITY MANAGEMENT EXERCISE AND IN KIND THROUGH THE MANDATORY CONVERSION OF LIABILITIES OF THE BANK PURSUANT TO THE CABINET ACT No. 45/7.12.2015 AND FROM THE HELLENIC FINANCIAL STABILITY FUND (“HFSF”) OF BONDS ISSUED BY THE EUROPEAN STABILITY MECHANISM (“ESM”) AND UP TO €4,482 MILLION, IN ACCORDANCE WITH THE RESOLUTION OF THE EXTRAORDINARY GENERAL MEETING OF THE BANK’S SHAREHOLDERS HELD ON 17 NOVEMBER 2015.

According to article 5 of Law 3556/2007 and the decisions 6 and 7/448/2007 of the Board of Directors of the Hellenic Capital Market Commission (“HCMC”), as amended and in force, as well as the article 4.1.2 of the Charter of the Athens Exchange (“ATHEX”) and the decision 25/17.07.2008 of the ATHEX, as amended and in force, it is hereby notified that the Bank’s Board of Directors in its meeting on 09.12.2015 determined the final amount by which the share capital increase was partially covered. In particular it certified that from the Bank’s share capital increase with abolition of pre-emptive rights to existing shareholders in cash through the international process outside Greece to institutional and other eligible investors, the public offer in Greece and the participants in the liability management exercise and in kind through the mandatory conversion of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015 and the ESM bonds subscription by HFSF, in accordance with the resolutions of the Extraordinary General Meeting of the Bank’s shareholders held on 17 November 2015, 7,307,907,231 new ordinary registered shares with voting rights were issued and the capital raised amounted to €2,192,372,169.30.

In addition, due to the issuance of Cabinet Act no 45/7.12.2015 (and in accordance with the relevant provisions of article 6a of Greek law 3864/2010) all of the Bank’s preference shares were mandatorily converted to 1,603,700,987 common shares of the Bank. As a result the total number of new ordinary shares issued by the Bank amounts to 8,911,608,218.

On 10 December 2015, the ATHEX’s Market Operations Committee accepted the 8,911,608,218 newly issued ordinary shares with voting rights for trading. On 14 December 2015, the trading commenced on the ATHEX.

In addition the Bank issued 20,292 contingent convertible bonds (“CoCos”) with subscription price of €100,000 each and total amount of €2,029,200,000.00. The CoCos were subscribed with ESM bonds by HFSF and as a result the total amount of ESM bonds subscribed by the HFSF amounts to €2,706,660,748.00 with nominal value of €2,696,333,102.82.

Report on Use Of Funds raised from Bank’s share capital increase in cash and in kind

Description on Use of Funds raised	Total raised Funds (amounts in €)	Use of Funds as of 31 December 2015 (amounts in €)	Balance of Funds (amounts in €)
1. Strengthen the Bank’s capital adequacy ratios	2,192,372,169.30	(2,192,372,169.30)	—
-1a. Share capital increase in cash: International and Public Offer and the participants in the liability management exercise	1,452,317,466.60	(1,452,317,466.60)	—
-1b. Share capital increase in kind: Mandatory conversion of liabilities of the Bank pursuant to the Cabinet Act no 45/7.12.2015	63,593,954.70	(63,593,954.70)	—
-1c. Share capital increase in kind: Participation of HFSF with ESM	676,460,748.00	(676,460,748.00)	—
2. Issue costs	(62,074,842.87)	(62,074,842.87)	—
Total	2,130,297,326.43	(2,130,297,326.43)	—

Athens, 14 March 2016

THE CHAIR OF THE BOARD OF DIRECTORS	THE CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER

LOUKIA-TARSITSA P. KATSELI	LEONIDAS E. FRAGKIADAKIS	PAUL K. MYLONAS	IOANNIS P. KYRIAKOPOULOS

TRANSLATION

Report on Factual Findings in connection with the Agreed Upon Procedures performed on the “Report on Use of Funds Raised”

To the Board of Directors of the National Bank of Greece S.A.

We have performed the procedures agreed in the Engagement Letter dated 2 March 2016, as enumerated below, with respect to the “Report on Use of Funds Raised” (hereinafter the “Report”). The management of National Bank of Greece S.A. (hereinafter the “Bank”) is responsible for the preparation of this Report, in compliance with the provisions of the Greek Capital Market Decision 7/448/11.10.2007, as well as the Athens Exchange Decision 25/17.07.2008 (hereinafter “Decisions”).

Our engagement was conducted in accordance with the International Standard on Related Services 4400, applicable to “Agreed Upon Procedures Engagements Regarding Financial Information”.  Our responsibility is to perform the agreed upon procedures enumerated below and to report our findings to you.

Procedures Performed

The agreed upon procedures which we have performed are summarized as follows:

1.                                      Evaluated whether the content of the Report complies with the aforementioned Decisions.

2.                                      Evaluated whether the Report is consistent with the content of the corresponding Offering Circular issued by the Bank on 24 November 2015, as well as, with the relevant resolutions and announcements made by the responsible bodies of the Bank.

3.                                      Examined whether the amounts of the:

A. Share capital increase of total Euro 2,192,372,169.30 through:

i)                contribution in cash of Euro 1,452,317,466.60,

ii)             contribution in kind of Euro 63,593, 954.70 via conversion of the Bank’s hybrid capital instruments, subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law, into ordinary shares and

iii)          contribution in kind of Euro 676,460,748.00  of European Stability Mechanism bonds (the “ESM bonds”) subscribed by Hellenic Financial Stability Fund (the “HFSF”) and,

B. Issued contingent convertible securities (the “CoCos”) of Euro 2,029,200,000.00 through ESM bonds subscribed by HFSF,

that are mentioned in the Report and certified by the Board of Directors of the Bank, in the minute No 1555 of its meeting held on 9  December 2015, agree to the amounts posted in the Books and Records of the Bank, with reference to the specific amounts of share capital increase and CoCos issued by examining the relevant accounting entries.

4.                                      Evaluated whether the contribution in cash of Euro 1,452,317,466.60 was deposited to account No 612157976, (IBAN GR 1401000240000000612157976) held by the Bank with the Bank of Greece.

5.                                      Evaluated whether the conversion of outstanding classes of the Bank’s hybrid capital instruments, subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law, of  Euro 63,593,954.70 into ordinary shares agrees with the conversion amount pursuant to the Cabinet Act 45/07.12.2015

6.                                      Evaluated whether the nominal value of ESM bonds received in kind in favor of HFSF, related to the issuance of new ordinary shares and CoCos, of Euro 2,696,333,102.82 agrees with the custodian’s statement provided by the Bank of Greece

7.                                      Compared the share capital issue costs, stated in the Report with the corresponding amount derived from the Books and Records maintained by the Bank, by examining the relevant documentation on a sample basis.

8.                                      Evaluated whether the funds raised from the share capital increase have been allocated in accordance with their intended uses and within the specified time schedule as stipulated in the Offering Circular in paragraph 4.3, by examining, on a sample basis, the documentation which supports the relevant accounting entries.

Findings:

Based on the agreed upon procedures performed:

a)                                     With respect to item 1, we ascertained that the content of the Report complies with the aforementioned Decisions.

b)                                     With respect to item 2, we confirmed the Report consistency with the content of the corresponding Offering Circular, issued by the Bank on 24 November 2015, as well as with the relevant resolutions and announcements made by the responsible bodies of the Bank.

c)                                      With respect to item 3, we verified that share capital increase of Euro 2,192,372,169.30 and CoCos issued of Euro 2,029,200,000.00, certified by the Board of Directors of the Bank, through its on 9 December 2015 resolution No 1555, agrees with the amounts posted in the Books and Records of the Bank, with reference to the specific amount of share capital increase and the issuance of the CoCos , by examining the relevant accounting entries.

d)                                    With respect to item 4, we examined that the contribution amount in cash of Euro 1,452,317,466.60 was deposited to account No 612157976, (IBAN GR 1401000240000000612157976) held by the Bank with the Bank of Greece, on 9 December 2015.

e)                                      With respect to item 5, we examined that the conversion of the Bank’s hybrid capital instruments, subordinated liabilities and certain senior unsecured liabilities which are not mandatorily preferred by law, of  Euro 63,593,954.70 into ordinary shares agrees with the conversion amount pursuant to the Cabinet Act 45/07.12.2015.

f)                                       With respect to item 6, we examined that the total nominal value of ESM bonds received in kind in favor of HFSF, related to the issuance of new ordinary shares and CoCos, that amounts to Euro 2,696,333,102.82 agrees with the custodian’s statement provided by the Bank of Greece.

g)                                      With respect to item 7, we agreed the share capital issue costs, stated in the Report, to the corresponding amount derived from the Books and Records maintained by the Bank, by examining the relevant documentation on a sample basis.

h)                                     With respect to item 8, we  verified, by examining, on a sample basis, the documentation that supports the accounting entries related to the funds raised from the share capital increase, that the aformentioned funds have been allocated in accordance with their intended uses and within the specified time schedule as stipulated in the Offering Circular in paragraph 4.3.

Because the above procedures do not constitute either an audit or a review made in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance other than the factual findings reported above.

Had we performed additional procedures or had we performed an audit or review, in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

Limitation of Use

Our report is exclusively addressed to the Bank’s Board of Directors for the purposes of complying with the regulatory framework of theAthens Exchange, as currently in force. Therefore, this Report is not to be used for any other purpose as it is restricted only to the items specified above and does not extend to the financial statements of the Bank as a whole to be prepared by the Management of the Bank for the year ended on 31 December 2015 on which we have issued a separate Auditor’s Report dated 17 March 2016.

Athens, 17 March 2016

The Certified Public Accountant

Alexandra Kostara

Reg. No. SOEL: 19881

Hadjipavlou Sofianos & Cambanis S.A.

Fragoklisias 3a & Granikou Str.

GR 151 25 Marousi

Reg. No. SOEL: E120

Information required by Law 3401/2005, article 10

Information required by article 10 of Law 3401/2005

Reference Table to the information required by Law 3401/2005, article 10

The Corporate announcements of the year 2015 are available on the web site of the Bank

Home > Group > Press Office > Press Releases

Subject	Date
Announcement	11/3/2015
Announcement Date & Time of Full Year 2014 Results	12/3/2015
Press Release 20.03.2015	20/3/2015
NBG Group: FY 2014 results highlights	23/3/2015
Succession of NBG Management	23/3/2015
Announcement 30.4.2015	30/4/2015
Date of announcement of 1Q 2015 Results	20/5/2015
NBG Group: Q1 2015 results highlights	28/5/2015
Administative changes	28/5/2015
ANNOUNCEMENT	29/6/2015
Emergency measures in the Greek capital market-Questions and Answers	29/6/2015
Results of the exercise of titles representing share ownership rights (Warrants) — 4nd Exercise (26/6/2015)	1/7/2015
Announcement 7 July 2015	7/7/2015
Announcement 9 July 2015	9/7/2015
Announcement 14 July 2015	14/7/2015
Press Release - Finansbank	15/7/2015
Announcement 17 July 2015	17/7/2015
Announcement 20 July 2015	20/7/2015
Announcement 3.8.2015	3/8/2015
ANNOUNCEMENT 3.8.2015	3/8/2015
Announcement - Results extension	28/8/2015
Announcement - Results extension	28/9/2015
Announcement 29.9.2015	29/9/2015
Announcement	12/10/2015
NBG Group: Q2.15 trading update	21/10/2015
NBG Group: Q2.15 results highlights	31/10/2015
2015 COMPREHENSIVE ASSESSMENT	31/10/2015
Liability Management Exercise	2/11/2015
Press Release	3/11/2015
Liability Management Exercise — Announcement on Supplement to Exchange Offer Memorandum	5/11/2015
NBG Group: Q3.15 results highlights	9/11/2015

Liability Management Exercise — Announcement on: (1) the convocation of the EGM to submit the SCI to the approval of the shareholders (2) the submission of the capital plan (3) the publication of the nine month interim financial statements and (4) the availability of the offeror information package.

9/11/2015
LME — Conditional Results Announcement	11/11/2015
Launch of the international book-building for targeted €1,600 million offering of new shares for cash as part of larger share capital increase of National Bank of Greece	12/11/2015
LME — SCI Announcement to Securityholders	12/11/2015
Approval of the Capital Plan	16/11/2015
Resolutions of the Extraordinary General Meeting of common Shareholders of National Bank of Greece	17/11/2015
Press Release	17/11/2015

Subject	Date
NBG Successfully Covers Baseline Shortfall	19/11/2015
Publication of Prospectus	24/11/2015
Announcement regarding the listing of shares following Reverse Split and subsequent decrease of the face value of the shares of the company under the name “National Bank of Greece S.A.”	24/11/2015
LME — Substitution of Issuer, Updated Results, Existing Securities Purchase Date	1/12/2015
Adjustment of the exercise terms and conditions of the titles representing share ownership rights (Warrants)	4/12/2015
NATIONAL BANK OF GREECE S.A.: Announcement on the results of the Public Offer in Greece 4-12-2015	4/12/2015
National Bank of Greece S.A.: Announcement on the coverage and payment of the Share Capital Increase and the payment of the Contingent Convertible Bonds of Greek law 3864/2010	9/12/2015
Approval of NBG’s Updated Restructuring Plan	9/12/2015
NATIONAL BANK OF GREECE S.A.: ADMISSION TO TRADING OF NEW SHARES ISSUED IN THE CONTEXT OF THE SHARE CAPITAL INCREASE	10/12/2015
ANNOUNCEMENT RESOLUTION 27 OF ATHEX	18/12/2015
PROCESS REGARDING THE EXERCISE OF TITLES REPRESENTING SHARE OWNERSHIP RIGHTS (WARRANTS) AND THE SETTLEMENT OF PARTICIPATION ORDERS	18/12/2015
Sale of Finansbank A.S. to Qatar National Bank S.A.Q. positions National Bank of Greece as the most capitalized and liquid bank in Greece	22/12/2015
Results of the exercise of titles representing share ownership rights (Warrants) — 5th Exercise (28/12/2015)	29/12/2015
Announcement according to Art. 7a, par. 6a of Law 3864/2010	31/12/2015

Availability of the Annual Financial Report

Availability of the Annual Financial Report

The Annual Financial Report, which includes:

•                  Certifications by the Members of the Board of Directors

•                  The Board of Directors’ Report

•                  The Independent Auditor’s Report

•                  The Annual Financial Statements of the Group and the Bank

•                  Summary Financial Data

•                  Reference Table to the information required by Law 3401/2005, article 10 is available on the website address: http://www.nbg.gr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas

(Registrant)
Date: March 18th, 2016

Deputy Chief Executive Officer